As filed with the Securities and Exchange Commission on February 28, 2017

Registration No. 333-215684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIPEXIUM PHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	46-4995704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14 Wall Street, Suite 3D
New York, NY 10005
(212) 269-2834

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David P. Luci, Esq.
President and Chief Executive Officer
DIPEXIUM PHARMACEUTICALS, INC.
14 Wall Street, Suite 3D
New York, NY 10005
(212) 269-2834

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ivan K. Blumenthal, Esq. Daniel Bagliebter, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. Chrysler Center, 666 Third Avenue New York, NY 10017 Telephone: (212) 935-3000	Michael Laussade, Esq. Jackson Walker L.L.P. 2323 Ross Ave, Suite 600 Dallas, TX 75201 Telephone: (214) 953-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value per share	44,056,387	N/A	(2)	$14,538.61	$1.69	(4)

(1)	Relates to common stock, $0.001 par value per share, of Dipexium Pharmaceuticals, Inc., a Delaware corporation (“Dipexium”), issuable to holders of common stock, $0.001 par value per share, of PLx Pharma Inc., a Delaware corporation (“PLx), in the proposed merger of Dipexium Acquisition Corp. (“AcquireCo”), a Delaware corporation and a wholly-owned subsidiary of Dipexium, with and into PLx. The amount of Dipexium common stock to be registered is based on the maximum number of shares of Dipexium common stock that are issuable pursuant to the merger, based on Dipexium’s and PLx’s shares outstanding as of immediately prior to the merger, assuming Dipexium’s closing cash exceeds the target set forth in the Agreement and Plan of Merger and Reorganization and without giving effect to a reverse stock split of the Dipexium common stock immediately prior to the closing of the merger.
(2)	PLx has an accumulated capital deficit, therefore, pursuant to Rule 457(f)(2) of the Securities Act, the proposed maximum aggregate offering price is one-third of the aggregate par value of PLx capital stock being acquired in the proposed merger. There is no market for PLx’s securities.
(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(4)	$1.48 previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Dipexium may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and Dipexium is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 28, 2017

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Dipexium Pharmaceuticals, Inc. and PLx Pharma Inc.

Dipexium Pharmaceuticals, Inc. (“Dipexium”) and PLx Pharma Inc. (“PLx”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Dipexium will merge with and into PLx, with PLx surviving as a wholly-owned subsidiary of Dipexium (the “merger”).

At the effective time of the merger (the “Merger Effective Time”), each share of PLx common stock outstanding immediately prior to the Merger Effective Time will be converted into the right to receive shares of Dipexium common stock calculated pursuant to the Merger Agreement, the precise number of which will be determined by a formula that is subject to adjustments as described in this joint proxy statement/prospectus. Also, at the Merger Effective Time, each outstanding option, whether or not vested, to purchase PLx common stock unexercised immediately prior to the Merger Effective Time will be converted into an option to purchase Dipexium common stock pursuant to the terms of the Merger Agreement. All rights with respect to each PLx option will be assumed by Dipexium in accordance with its terms. Dipexium stockholders will continue to own and hold their existing shares of Dipexium common stock.

Subject to the terms of the Merger Agreement, the percentage of the combined organization that Dipexium stockholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Dipexium’s cash as of a certain determination date. On a pro forma basis, based upon the number of shares of Dipexium common stock to be issued in the merger, (i) current Dipexium stockholders will own 23.25% of the combined organization and current PLx stockholders will own 76.75% of the combined organization if Dipexium’ s cash as of a certain determination date is greater than or equal to $12.5 million, and (ii) current Dipexium stockholders will own approximately 22.5% of the combined organization and current PLx stockholders will own 77.5% of the combined organization if Dipexium’s cash as of a certain determination date is greater than or equal to $12 million but less than $12.5 million.

Dipexium and PLx estimate that, assuming no additional issuance of common stock, Dipexium will have 11,129,747 shares of common stock outstanding immediately prior to the merger. Dipexium and PLx also expect that, assuming the conversion of an estimated $2,485,860 of convertible bridge notes outstanding including accrued interest as of March 31, 2017, PLx will have an aggregate of 5,882,897 shares of common stock outstanding immediately prior to the merger. If the share numbers and the underlying assumptions outlined above are accurate, and assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, PLx stockholders as of the Merger Effective Time will be entitled to receive a maximum of 44,056,387 shares of Dipexium common stock on a fully diluted basis, which includes 5,720,592 shares of common stock underlying options, and each outstanding share of PLx common stock will be converted into the right to receive 6.5165 shares of Dipexium common stock as a result of the merger. Assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the total number of shares of Dipexium common stock outstanding after the merger would be 57,319,479 on a fully diluted basis. If the number of shares of outstanding common stock of Dipexium or PLx differs from the amounts set forth above, the exchange ratio will be modified and the number of shares of Dipexium common stock to which holders of PLx’s common stock are entitled may be greater or less.

For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the exchange ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the exchange ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares.

Shares of Dipexium common stock are currently listed on The NASDAQ Capital Market under the symbol “DPRX”. Prior to consummation of the merger, Dipexium has submitted an initial listing application with The NASDAQ Capital Market pursuant to NASDAQ “reverse merger” rules. After completion of the merger, Dipexium will be renamed “PLx Pharma Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “PLXP”. On February 24, 2017, the last trading day before the date of this joint proxy statement/prospectus, the closing sale price of Dipexium common stock was $1.20 per share.

As part of its 2017 annual stockholders meeting, Dipexium will be seeking the stockholder approvals necessary to complete the merger and related matters. The Dipexium annual stockholders meeting will be held at 10:00 a.m., local time, on [•], 2017, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Chrysler Center, 666 Third Avenue, 32nd Floor, New York, New York 10017, unless postponed or adjourned to a later date. At the annual meeting, Dipexium will ask its stockholders to, among other things:

1.	Approve the issuance of shares of Dipexium common stock to PLx stockholders by virtue of the merger, as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016 by and among Dipexium, Dipexium Acquisition Corp. (“AcquireCo”) and PLx, a copy of which is attached as Annex A to this joint proxy statement/prospectus of which this notice forms a part.
2.	Authorize an amendment to Dipexium’s amended and restated certificate of incorporation to (a) increase the number of authorized shares of common stock from 30,000,000 to 100,000,000, as described in this joint proxy statement/prospectus, the approval of which is necessary to enable Dipexium to issue the required number of shares of Dipexium common stock to PLx stockholders in connection with the merger, and (b) change the name of Dipexium to “PLx Pharma Inc.” subject to the consummation of the merger. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger.

3.	Authorize an amendment to Dipexium’s amended and restated certificate of incorporation effecting a reverse stock split of Dipexium common stock, at a ratio ranging from 1-for-2 to 1-for-8.
4.	Elect Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as directors to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal; (provided, however, that, if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement).
5.	Approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Dipexium’s named executive officers as disclosed in this joint proxy statement/prospectus.
6.	Ratify the selection of CohnReznick LLP, an independent registered public accounting firm, as the independent auditor of Dipexium Pharmaceuticals, Inc. for the fiscal year ending December 31, 2017.
7.	Consider and vote on a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the items under 1, 2 and 3 above.
8.	Transact such other business as may properly come before the stockholders at the Dipexium annual stockholders meeting or any adjournment or postponement thereof.

As part of the special meeting of stockholders of PLx, PLx will be seeking the stockholder approvals necessary to complete the merger and related matters. The PLx special stockholders meeting will be held at 10:00 a.m., local time, on [•], 2017, at PLx’s offices at 8285 El Rio, Suite 130, Houston, TX 77054, unless postponed or adjourned to a later date. At the special meeting, PLx will ask its stockholders to, among other things:

1.	Consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization by and among Dipexium, AcquireCo and PLx, dated as of December 22, 2016 and to approve the transactions contemplated thereby.
2.	Authorize an amendment to PLx’s 2015 Omnibus Incentive Plan to increase the number of shares of PLx common stock authorized for issuance thereunder from 1,000,000 to 1,450,000.
3.	Transact any other business that may properly come before the special meeting or any adjournment or postponement thereof.

As described in the accompanying joint proxy statement/prospectus, certain PLx stockholders who, in the aggregate, own approximately 35% of the outstanding shares of PLx common stock are parties to voting agreements with Dipexium and PLx whereby the stockholders agreed to vote in favor of the adoption of the Merger Agreement. Also, certain Dipexium stockholders who, in the aggregate, own approximately 33% of the outstanding shares of Dipexium common stock, are parties to voting agreements with Dipexium and PLx whereby such stockholders agreed to vote in favor of the issuance of Dipexium common stock in the merger as contemplated by the Merger Agreement. In addition, certain PLx stockholders who, in the aggregate, own approximately 62% of the outstanding shares of PLx common stock on an as-converted to common stock basis, are parties to lock-up agreements, whereby such stockholders agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of PLx capital stock and stock options, including, as applicable, shares of Dipexium received in the merger and issuable upon exercise of certain options, from the Merger Effective Time until 120 days after the closing date of the merger. Further, certain Dipexium stockholders who, in the aggregate, own approximately 36% of the outstanding shares of Dipexium common stock, are parties to lock-up agreements, whereby such stockholders agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Dipexium capital stock and stock options from the Merger Effective Time until 120 days after the closing date of the merger.

After careful consideration, the Dipexium and PLx boards of directors have approved the Merger Agreement and the respective proposals referred to above, and each of the Dipexium and PLx boards of directors has determined that it is advisable to enter into the merger. The board of directors of Dipexium recommends that its stockholders vote “FOR” the proposals described in the accompanying joint proxy statement/prospectus, and the board of directors of PLx recommends that its stockholders vote “FOR” the proposals described in the accompanying joint proxy statement/prospectus.

More information about Dipexium, PLx and the proposed transaction is contained in this joint proxy statement/prospectus. Dipexium and PLx urge you to read the accompanying joint proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26.

This joint proxy statement/prospectus incorporates important business and financial information about Dipexium that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Chief Executive Officer of Dipexium Pharmaceuticals, Inc., 14 Wall Street, Suite 3D, New York, New York 10005 or by calling (212) 269-2834.

To ensure timely delivery of these documents, any request should be made no later than [•  ] to receive them before the Dipexium annual meeting.

For additional details about where you can find information about Dipexium, please see the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

Dipexium and PLx are excited about the opportunities the merger brings to both Dipexium and PLx stockholders, and thank you for your consideration and continued support.

David P. Luci	Natasha Giordano
President and Chief Executive Officer	President and Chief Executive Officer
Dipexium Pharmaceuticals, Inc.	PLx Pharma Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [•  ], and is first being mailed to Dipexium and PLx stockholders on or about [•  ], 2017.

DIPEXIUM PHARMACEUTICALS, INC.
14 Wall Street, Suite 3D
New York, NY 10005
(212) 269-2834

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•  ], 2017

To the stockholders of Dipexium Pharmaceuticals, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Dipexium Pharmaceuticals, Inc. (“Dipexium”), will be held on [•  ], 2017, beginning at 10:00 a.m., Eastern Time, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Chrysler Center, 666 Third Avenue, 32nd Floor, New York, New York 10017 for the following purposes

1.	To approve the issuance of shares of Dipexium common stock to PLx stockholders by virtue of the merger, as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016 by and among Dipexium, Dipexium Acquisition Corp. and PLx, a copy of which is attached as Annex A to this joint proxy statement/prospectus of which this notice forms a part;
2.	To authorize an amendment to Dipexium’s amended and restated certificate of incorporation to (a) increase the number of authorized shares of common stock from 30,000,000 to 100,000,000, as described in the joint proxy statement/prospectus, the approval of which is necessary to enable Dipexium to issue the required number of shares of Dipexium common stock to PLx stockholders in connection with the merger, and (b) change the name of Dipexium to “PLx Pharma Inc.” subject to the consummation of the merger. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger;
3.	To authorize an amendment to Dipexium’s amended and restated certificate of incorporation effecting a reverse stock split of Dipexium common stock, at a ratio ranging from 1-for-2 to 1-for-8;
4.	To elect Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as directors to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal; (provided, however, that, if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement);
5.	To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Dipexium’s named executive officers as disclosed in this joint proxy statement/prospectus;
6.	To ratify the selection of CohnReznick LLP, an independent registered public accounting firm, as the independent auditor of Dipexium Pharmaceuticals, Inc. for the fiscal year ending December 31, 2017;
7.	To consider and vote on a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the items under 1, 2 and 3 above; and
8.	To transact such other business as may properly come before the stockholders at the Dipexium annual stockholders meeting or any adjournment or postponement thereof.

i

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting. Proposal Nos. 1 and 2 are conditioned upon each other, and the approval of each such proposal is a condition to the completion of the merger. The issuance of Dipexium common stock in connection with the merger and the amendments to the amended and restated certificate of incorporation of Dipexium will not take place unless both of these proposals are approved by the Dipexium stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of Proposal Nos. 1 and 2.

The board of directors of Dipexium has fixed the close of business on [•  ], 2017 as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Dipexium common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, Dipexium had [•  ] shares of common stock outstanding and entitled to vote.

The affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting is required for approval of Proposal Nos. 1, 5, 6 and 7. The affirmative vote of a majority of the shares of outstanding Dipexium common stock on the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a plurality of the votes properly cast at the Dipexium annual meeting is required for approval of Proposal No. 4. Even if you plan to attend the annual meeting in person, Dipexium requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted in favor of Proposal Nos. 1 through 7. If you fail to return your proxy card and you do not vote in person at the annual meeting, the effect will be the same as if your shares were voted against the adoption of Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the annual meeting. If you do attend the Dipexium annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport. If your Dipexium stock is held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and this joint proxy statement/prospectus is being forwarded to you by your broker or nominee. As a result, your name does not appear on the list of stockholders. If your stock is held in street name, in addition to picture identification, you should bring with you a letter or account statement showing that you were the beneficial owner of the stock on the record date, in order to be admitted to the meeting.

If you are a stockholder of record, please submit a proxy card or, for shares held in street name, the voting instruction form you receive from your broker or nominee, as soon as possible so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a stockholder of record, you may also vote over the Internet or by telephone. If your shares are held in street name, you will receive instructions from your broker or other nominee explaining how to vote your shares, and you may also have the choice of instructing the record holder as to the voting of your shares over the Internet or by telephone. Follow the instructions on the voting instruction form you received from your broker or nominee.

THE DIPEXIUM BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, DIPEXIUM AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Dipexium Board of Directors,

David P. Luci
President and Chief Executive Officer

New York, New York
[•  ], 2017

PLX PHARMA INC.
8285 El Rio Street, Ste. 130
Houston, Texas 77054

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of PLx Pharma Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of PLx Pharma Inc. (“PLx”), will be held on [•  ], 2017, beginning at 10:00 a.m., local time, at PLx’s offices at 8285 El Rio, Suite 130, Houston, TX 77054 for the following purposes:

1.	To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization by and among Dipexium, AcquireCo and PLx, dated as of December 22, 2016 and to approve the transactions contemplated thereby;
2.	To authorize an amendment to PLx’s 2015 Omnibus Incentive Plan to increase the number of shares of PLx common stock authorized for issuance thereunder from 1,000,000 to 1,450,000; and
3.	To transact any other business that may properly come before the special meeting or any adjournment or postponement thereof.

The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before voting.

The board of directors of PLx has authorized the officers of PLx to fix the close of business on [•  ], 2017 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock are entitled to notice of, and to vote at, the special meeting. Holders of shares of common stock vote on a basis of one vote per share.

At the close of business on the record date, PLx had outstanding and entitled to vote [•  ] shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of PLx common stock is the only vote of the holders of any class or series of PLx capital stock necessary for approval of Proposal No. 1 and Proposal No. 2.

Even if you plan to attend the special meeting in person, PLx requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your shares will be voted as a vote “FOR” Proposal No. 1 and Proposal No. 2 as the PLx board of directors recommends and your shares will be counted for purposes of determining whether a quorum is present at the special meeting. If you do attend the PLx special meeting and wish to vote in person, you may withdraw your proxy and vote in person. If you do not return your proxy and you do not vote in person at the special meeting, the effect will be the same as if you voted against Proposal No. 1 and Proposal No. 2.

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you attend, you will be asked to present valid picture identification such as a driver’s license or passport.

If you are a stockholder of record, please submit a proxy card as soon as possible so your shares can be voted at the meeting.

By Order of the PLx Board of Directors,

Natasha Giordano
President and Chief Executive Officer

Houston, Texas
[•  ], 2017

v

Page
PRINCIPAL STOCKHOLDERS OF DIPEXIUM	221
PRINCIPAL STOCKHOLDERS OF PLX	223
PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION	225
LEGAL MATTERS	227
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	227
EXPERTS	227
PROPOSALS OF STOCKHOLDERS	227
HOUSEHOLDING OF PROXY MATERIALS	228
WHERE YOU CAN FIND MORE INFORMATION	228
Annex A — Agreement and Plan of Merger and Reorganization	A-1
Annex B — Opinion Letter of Raymond James & Associates, Inc.	B-1
Annex C — Section 262 of the Delaware General Corporation Law	C-1
Annex D — Amended and Restated Certificate of Incorporation of Dipexium	D-1
Annex E — Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Dipexium for the Share Increase and Name Change	E-1
Annex F — Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Dipexium for the Reverse Stock Split	F-1
Annex G — PLx Pharma’s 2015 Omnibus Incentive Plan	G-1
DIPEXIUM PHARMACEUTICALS, INC. CONSOLIDATED FINANCIAL STATEMENTS	F-1
PLX PHARMA INC. CONSOLIDATED FINANCIAL STATEMENTS	F-18

INFORMATION ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

Except where specifically noted:

•	the term “Dipexium” refers to Dipexium Pharmaceuticals, Inc. and its wholly-owned subsidiaries, the term “PLx” refers to PLx Pharma Inc. and its wholly-owned subsidiaries;
•	the information contained in this joint proxy statement/prospectus does not give effect to the reverse stock split contemplated by Dipexium Proposal No. 3;
•	all references to the numbers of total outstanding shares of Dipexium common stock and related percentages exclude the impact of any changes in Dipexium or the combined organization’s capitalization unrelated to the issuance of the merger consideration; and
•	all references to the numbers of total outstanding options to purchase Dipexium common stock and related percentages exclude the impact of any changes in Dipexium or the combined organization’s capitalization unrelated to the issuance of the merger consideration.

Dipexium Pharmaceuticals, Inc.TM is a registered and unregistered trademark of Dipexium in the United States and other jurisdictions. “PLx,” “Aspertec,” the PLx logo and other trademarks, service marks, and trade names of PLx are registered and unregistered marks of PLx Pharma Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the matters to be addressed at the Dipexium annual stockholders meeting and the PLx special meeting. These questions and answers may not address all questions that may be important to Dipexium stockholders or PLx stockholders. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the attached appendices, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to Dipexium refer to Dipexium Pharmaceuticals, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to PLx refer to PLx Pharma Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to AcquireCo refer to Dipexium Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Dipexium; and all references in this joint proxy statement/prospectus to the Merger Agreement refer to the Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016, by and among Dipexium, PLx and AcquireCo, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and as may be amended.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Dipexium or PLx as of the applicable record date, and thus you are entitled to vote at Dipexium’s annual stockholders meeting or PLx’s special meeting, as the case may be. This document serves as both a joint proxy statement of Dipexium and PLx, used to solicit proxies for the stockholder meetings, and as a prospectus of Dipexium, used to offer securities of Dipexium in exchange for securities of PLx pursuant to the terms of the Merger Agreement. This document contains important information about the merger and the stockholder meetings of Dipexium and PLx, and you should read it carefully.
Q:	Why are Dipexium and PLx proposing this transaction? (see page 108)
A:	The Dipexium and PLx boards of directors have each approved the Merger Agreement and have determined that the Merger Agreement and the transactions contemplated thereunder, including the merger, are advisable and in the best interests of the companies’ respective stockholders. In reaching these decisions, the Dipexium and PLx boards of directors considered the terms and conditions of the Merger Agreement and the ancillary agreements, as well as a number of other factors.
Q:	What will happen in the merger? (see page 98)
A:	In the merger, AcquireCo will merge with and into PLx and, as a result, PLx will become a wholly-owned subsidiary of Dipexium and the surviving corporation of the merger.
Q:	What will happen to Dipexium if, for any reason, the merger does not close?
A:	If, for any reason, the merger does not close, the Dipexium board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Dipexium or continue to operate the business of Dipexium. If Dipexium decides to dissolve and liquidate its assets, Dipexium would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Dipexium and setting aside funds for reserves in the event of such a liquidation. If Dipexium were to continue its business, it would need to identify, acquire and develop other products or product candidates. Additionally, if Dipexium decides to reestablish its business, it will need to hire managerial and other personnel to lead and staff a variety of necessary functions, including in particular research, development and commercialization.

Q:	What will holders of PLx common stock receive in exchange for their shares in the merger? (see page 98)
A:	Pursuant to the terms of the Merger Agreement, holders of PLx common stock will receive shares of Dipexium common stock. The number of shares of Dipexium common stock to be issued to all holders of PLx securities will be determined pursuant to an exchange ratio that is based upon the number of shares of Dipexium common stock outstanding at the effective time of the merger (the “Merger Effective Time”), the amount of Dipexium’s cash as of a certain determination date and the total number of shares of PLx common stock outstanding, including those shares issued upon the conversion of certain PLx convertible notes, immediately prior to the Merger Effective Time.
Q:	How many shares of Dipexium stock will be issued to PLx stockholders in the merger?
A:	Subject to the terms of the Merger Agreement, the percentage of the combined organization that Dipexium stockholders will own as of the closing of the merger is subject to adjustment at the closing based on the level of Dipexium’s cash as of a certain determination date. On a pro forma basis, based upon the number of shares of Dipexium common stock to be issued in the merger, (i) current Dipexium stockholders will own approximately 23.25% of the combined organization and current PLx stockholders will own approximately 76.75% of the combined organization if Dipexium’s cash as of a certain determination date is greater than or equal to $12.5 million, and (ii) current Dipexium stockholders will own approximately 22.5% of the combined organization and current PLx stockholders will own approximately 77.5% of the combined organization if Dipexium’s cash as of a certain determination date is greater than or equal to $12 million but less than $12.5 million.

Dipexium and PLx estimate that, assuming no additional issuance of common stock, Dipexium will have 11,129,747 shares of common stock outstanding immediately prior to the merger. Dipexium and PLx also expect that, assuming the conversion of an estimated $2,485,860 of convertible bridge notes outstanding including accrued interest as of March 31, 2017, PLx will have an aggregate of 5,882,897 shares of common stock outstanding immediately prior to the merger. If the share numbers and the underlying assumptions outlined above are accurate, and assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, PLx stockholders as of the Merger Effective Time will be entitled to receive a maximum of 44,056,387 shares of Dipexium common stock on a fully diluted basis, which includes 5,720,592 shares of common stock underlying options, and each outstanding share of PLx common stock will be converted into the right to receive 6.5165 shares of Dipexium common stock as a result of the merger. Assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the total number of shares of Dipexium common stock outstanding after the merger would be 57,319,479 on a fully diluted basis. If the number of shares of outstanding common stock of Dipexium or PLx differs from the amounts set forth above, the exchange ratio will be modified and the number of shares of Dipexium common stock to which holders of PLx’s common stock are entitled may be greater or less.

For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the exchange ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the exchange ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares.

Based on Dipexium’s current level of cash and taking into account Dipexium’s projected expenses in connection with the proposed transaction, if Dipexium’s cash were to be determined today, the stockholders of Dipexium would own approximately 23.25% of the combined organization and current PLx stockholders would own approximately 76.75% of the combined organization.

Q:	How will the merger consideration be allocated among the PLx stockholders? (see page 98)
A:	In accordance with the Merger Agreement, upon the Merger Effective Time, each outstanding share of PLx common stock shall be converted solely into the right to receive a number of shares of Dipexium common stock as determined by the exchange ratio calculations described above.
Q:	How will the merger affect outstanding stock options to acquire PLx common stock? (see page 99)
A:	In connection with the merger, each PLx stock option outstanding and unexercised immediately prior to the closing, whether or not vested, shall be converted into an option to purchase a number of shares of Dipexium common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of PLx common stock that were subject to such option and (b) the exchange ratio set forth in the Merger Agreement, and the per-share exercise price (rounded up to the nearest whole cent) will be equal to the quotient of (i) the per-share exercise price of the PLx stock option and (ii) the exchange ratio, and Dipexium will assume the 2015 Omnibus Incentive Plan of PLx, as amended, and the stock options granted thereunder in accordance with their terms. Any restriction on the exercise of any PLx stock option assumed by Dipexium will continue in full force and the term, exercisability and vesting schedule will remain unchanged as a result of the merger.
Q:	Who will the members of the combined organization’s board of directors be after the merger? (see page 129)
A:	Immediately following the Merger Effective Time, the board of directors of the combined organization is expected to be made up of seven (7) members: (i) six (6) of whom will be nominees of PLx, namely Michael J. Valentino, Natasha Giordano, John Hadden II, Kirk Calhoun, Robert Casale and Gary Balkema, with Michael Valentino to serve as the Executive Chairman, and (ii) one (1) of whom will be a designee named by Dipexium, which individual shall initially be David P. Luci, a current director and the current Chief Executive Officer of Dipexium.
Q:	Who will the officers of the combined organization be after the merger? (see page 131)
A:	Immediately following the Merger Effective Time, the combined organization will operate under the leadership of the PLx management team, with Natasha Giordano serving as the President and Chief Executive Officer.
Q:	Am I entitled to appraisal rights? (see page 97)
A:	Under the Delaware General Corporation Law (the “DGCL”), holders of Dipexium common stock are not entitled to appraisal rights in connection with the merger.

Under the DGCL, holders of PLx common stock who deliver to PLx a written demand for appraisal before the vote on the adoption of the Merger Agreement at the PLx special meeting and who do not vote for the adoption and approval of the Merger Agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law. This appraisal amount could be more than, the same as, or less than the amount a PLx stockholder would be entitled to receive under the Merger Agreement. Any holder of PLx common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to PLx prior to the vote on the adoption and approval of the Merger Agreement and the transactions contemplated thereunder, not vote or otherwise submit a proxy in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereunder and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel.

Q:	What are the United States federal income tax consequences of the transaction? (see page 93)
A:	Dipexium and PLx intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as described in “The Merger — Material United States Federal Income Tax Consequences of the Merger.” Assuming

the merger constitutes a reorganization, subject to the limitations and qualifications described in “The Merger — Material United States Federal Income Tax Consequences of the Merger,” PLx stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Dipexium common stock issued in connection with the merger. Each PLx stockholder who receives cash in lieu of a fractional share of Dipexium common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Dipexium. A PLx stockholder should generally recognize capital gain or loss on such a deemed exchange of the fractional share. If the merger is not a reorganization under Section 368(a) of the Code, then, subject to the limitations and qualifications described in “The Merger — Material United States Federal Income Tax Consequences of the Merger,” each PLx stockholder will generally recognize gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Dipexium common stock issued to such PLx stockholder in connection with the merger. The tax consequences to each PLx stockholder will depend on that stockholder’s particular circumstances. Each PLx stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the merger to that stockholder.
Q:	Do persons involved in the merger have interests that may conflict with mine as a Dipexium stockholder? (see page 86)
A:	Yes. When considering the recommendations of Dipexium’s board of directors, you should be aware that certain Dipexium directors and officers have interests in the merger that are different from, or are in addition to, yours. The Dipexium board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. Upon completion of the merger, it is expected that the employment of David P. Luci, Dipexium’s president and chief executive officer, Robert J. DeLuccia, Dipexium’s executive chairman, and Robert G. Shawah, Dipexium’s chief accounting officer and treasurer, will be terminated by Dipexium without cause, and each will be entitled to certain severance payments and benefits and each of their outstanding options will automatically vest in full. In addition, Dipexium’s directors and officers will continue to be entitled to indemnification and liability insurance benefits from Dipexium after the merger is consummated. Additionally, David P. Luci will serve as a member of the combined organization’s board of directors after the merger.
Q:	Do persons involved in the merger have interests that may conflict with mine as a PLx stockholder? (see page 91)
A:	Michael J. Valentino, Natasha Giordano, Gary Balkema, Robert Casale, Kirk Calhoun and John W. Hadden II, each of whom is a current director of PLx, are expected to be members of the combined organization’s board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that PLx stockholders vote in favor of the merger and related transactions. In addition, certain of the current executive officers or key employees of PLx are expected to serve as executive officers or key employees of Dipexium at the Merger Effective Time.
Q:	What Dipexium proposals will be voted on at the Dipexium annual meeting in connection with the merger? (see page 63)
A:	Pursuant to the terms of the Merger Agreement, the following Dipexium proposals must be approved by the requisite stockholder vote:
•	Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereunder, including the merger, and the issuance of shares of Dipexium common stock as contemplated thereby;
•	Proposal No. 2 to authorize an amendment to Dipexium’s amended and restated certificate of incorporation to (a) increase the number of authorized shares of common stock from 30,000,000 to 100,000,000, the approval of which is necessary to enable Dipexium to issue the required number of shares of Dipexium common stock to PLx stockholders in connection with the merger, and (b) change the name of Dipexium to “PLX Pharma Inc.” subject to the consummation of the merger. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that

Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger; and
•	Proposal No. 3 to authorize an amendment to Dipexium’s amended and restated certificate of incorporation to effect a reverse stock split of Dipexium’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares between and including two (2) and eight (8), such amount to be determined by the Dipexium board of directors and mutually agreed to by Dipexium and PLx, would be combined and reclassified into one share of Dipexium common stock, which may be necessary for Dipexium to maintain its eligibility for continued listing on The NASDAQ Capital Market.

Proposals 1 and 2 are collectively referred to as the “Merger Proposals.” Only holders of record of shares of Dipexium common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, Dipexium had [•  ] shares of common stock outstanding and entitled to vote.

Q:	Are the Merger Proposals each conditioned upon each other?
A:	Yes. Each of the Merger Proposals is conditioned upon the approval of all of the other Merger Proposals and the approval of each Merger Proposal is a condition to completion of the merger. Neither the issuance of Dipexium common stock in connection with the merger nor the amendment to Dipexium’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock and effect the name change will take place unless all of the Merger Proposals are approved by the Dipexium stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of each of the Merger Proposals.

Additionally, the Merger Agreement and the transactions contemplated thereunder, including the merger, must be approved by PLx stockholders, and the completion of the merger cannot proceed without such approval.

Q:	What Dipexium proposals are to be voted on at the Dipexium annual meeting, other than the Merger Proposals required in connection with the merger? (see page 63)
A:	At the Dipexium annual meeting, the holders of Dipexium common stock will also be asked to consider the following proposals, along with any other business that may properly come before the annual meeting or any adjournment or postponement thereof:
•	Proposal No. 4 to elect each of Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as a director to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal; (provided, however, that, if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement);
•	Proposal No. 5 to approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Dipexium’s named executive officers as disclosed in this joint proxy statement/prospectus; and
•	Proposal No. 6 to ratify the selection of CohnReznick LLP, an independent registered public accounting firm, as the independent auditor of Dipexium Pharmaceuticals, Inc. for the fiscal year ending December 31, 2017.

The approval of advisory Proposal No. 5 is not binding on the Dipexium board of directors. The approval of Proposal Nos. 4-6 are not conditions to the merger.

Q:	How does the Dipexium board of directors recommend that stockholders vote on the proposals to be voted on at the Dipexium annual meeting?
A:	After careful consideration, the Dipexium board of directors recommends that stockholders vote “FOR” Proposal Nos. 1 through 6.
Q:	What is “golden parachute” compensation and why I am being asked to vote on it?
A:	The SEC has adopted rules that require Dipexium to seek an advisory (non-binding) vote on “golden parachute” compensation. “Golden parachute” compensation is compensation that is tied to or based on the merger and that will or may be paid by Dipexium to its named executive officers in connection with the merger.
Q:	What PLx proposals will be voted on at the PLx special meeting in connection with the merger? (see page 67)
A:	The following PLx proposals must be approved by the affirmative vote of the holders of a majority of PLx common stock:
•	Proposal No. 1 to approve and adopt the Merger Agreement and the transactions proposed thereunder, including the merger.
•	Proposal No. 2 to consider and vote upon a proposal to amend PLx’s 2015 Omnibus Incentive Plan to increase the number of authorized shares of common stock under the plan from 1,000,000 shares to 1,450,000 shares.
Q:	Why is the PLx board of directors asking the PLx stockholders to approve an increase to the authorized shares issuable under the PLx 2015 Omnibus Incentive Plan?
A:	As of the Merger Effective Time, Dipexium will assume the PLx 2015 Omnibus Incentive Plan (the “PLx Plan”), and the stock options granted thereunder (with the PLx shares issued under the PLx Plan becoming Dipexium shares of common stock, as converted pursuant to the Merger Agreement and as described on page 92). In order to provide for the issuance of equity compensation going forward, the PLx Plan must be amended to increase the authorized shares issuable under the PLx Plan from 1,000,000 to 1,450,000.
Q:	What PLx stockholder approvals are required for the merger? (see page 67)
A:	The affirmative vote of the holders of a majority of PLx common stock is the only vote of the holders of any class or series of PLx capital stock necessary for approval of the Merger Agreement and the transactions proposed thereunder, including the merger.
Q:	How does the PLx board of directors recommend stockholders vote on Proposal No. 1 and Proposal No. 2?
A:	The PLx board of directors recommends that stockholders vote “FOR” Proposal No. 1 and Proposal No. 2.
Q:	Are there any Dipexium stockholders already committed to voting in favor of the proposals to be voted on at the Dipexium annual meeting? (see page 116)
A:	Yes. David P. Luci and Robert J. DeLuccia, who collectively beneficially own or control approximately 33% of Dipexium’s outstanding common stock as of December 31, 2016, have each entered into a voting agreement agreeing to vote in favor of the Dipexium proposals and against any alternative acquisition proposal, agreement or transaction.
Q:	Are there any PLx stockholders already committed to voting in favor of the Merger Agreement and the merger? (see page 116)
A:	Yes. Aurus Bios Fondo de Inversion Privado, Integra Ventures III, L.P., Charles E. Sheedy, S. Reed Morian, Michael J. Valentino, Ronald R. Zimmerman, Natasha Giordano, David E. Jorden, Gary

Mossman, Gary Balkema, Robert Casale, Kirk Calhoun and John W. Hadden II, who collectively beneficially own or control approximately 35% of PLx’s outstanding common stock as of December 31, 2016, have each entered into a voting agreement agreeing to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction.
Q:	Are there risks I should consider in deciding whether to vote for the merger or for the issuance of shares of Dipexium common stock and options in the merger, as applicable?
A:	Yes. In evaluating the merger and the issuance of shares of Dipexium common stock and options in the merger, you should carefully consider the factors discussed in the section titled “Risk Factors” beginning on page 26.
Q:	If my PLx shares are certificated, should I send certificates now? (see page 99)
A:	No. You should not send in your PLx stock certificates now. Prior to the Merger Effective Time, Dipexium shall appoint a bank or trust company reasonably acceptable to PLx to act as exchange agent. Promptly after the Merger Effective Time, the exchange agent will provide stock certificate transmittal materials to the holders of PLx common stock (whether certificated or in book entry form). The transmittal materials will contain instructions for surrendering PLx stock certificates to the exchange agent in exchange for the merger consideration.
You bear the risk of delivery and should send your letter of transmittal by courier, by hand or by fax, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal.
Q:	What do I need to do now?
A:	First, carefully read this document in its entirety. Then, vote your shares of Dipexium or PLx common stock, as applicable, by one of the following methods:
•	marking, signing, dating and returning your proxy card; or
•	attending the Dipexium annual meeting or the PLx special meeting, as applicable, and submitting a properly executed proxy or ballot. If a broker holds your shares of Dipexium common stock in street name (held for your account by a bank, broker or other nominee), you will need to obtain a proxy from your broker to vote your shares in person at the annual meeting.

If you are a stockholder of Dipexium, you may also vote your shares of Dipexium common stock by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card.

Q:	How do I vote shares of Dipexium common stock that are held in street name by my bank, broker or other nominee? (see page 65)
A:	(i) By Internet or telephone. Follow the instructions you receive from the record holder to vote by Internet or telephone. (ii) By mail. You should receive instructions from the record holder explaining how to vote your shares. (iii) In person at the meeting. Contact the bank, broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the annual meeting. You will not be able to vote at the annual meeting unless you have a proxy card from your broker, bank or other nominee. In any event, to be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience.
Q:	What stockholder votes are required to approve the proposals at the Dipexium annual meeting? (see page 65)
A:	To be approved, Proposal Nos. 1, 5, 6 and 7 must receive the affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting. The affirmative vote of a majority of the shares of Dipexium common stock outstanding as of the record date is required for approval of Proposal Nos. 2 and 3. The affirmative vote of a plurality of the votes properly cast at the Dipexium annual meeting is required for approval of Proposal No. 4.

Q:	What happens if I do not vote? (see page 65)
A:	If you are a Dipexium stockholder, the failure to vote in person or by proxy will have the same effect as voting against Dipexium’s Proposal Nos. 2 and 3. Assuming a quorum is present, a failure to vote will have no effect on the outcome of Dipexium’s Proposal Nos. 1, 4, 5, 6 and 7. If you are a PLx stockholder, the failure to vote in person or by proxy will have the same effect as voting against the Merger Agreement and the transactions contemplated thereunder, including the merger.
Q:	What happens if I abstain? (see page 65)
A:	Shares abstaining from voting on a matter will be counted for the purpose of determining whether a quorum exists for the PLx special meeting or the Dipexium annual meeting, as applicable, but are treated as having not voted. If you are a Dipexium stockholder, abstentions will have the same effect as voting against Dipexium’s Proposal Nos. 2 and 3, but will have no effect on the outcome of Dipexium’s Proposal Nos. 1, 4, 5, 6 and 7. If you are a PLx stockholder, abstentions will have the same effect as voting against the Merger Agreement and the transactions contemplated thereunder, including the merger.
Q:	Can I change my vote? (see page 65)
A:	Yes. You may revoke your proxy at any time before it is voted by notifying PLx’s or Dipexium’s secretary, as applicable, in writing, by returning a signed proxy with a later date (or by transmitting a subsequent vote over the Internet or by telephone for a Dipexium proxy) or by attending the meeting and voting in person.
•	Notices to the secretary of Dipexium should be addressed to: Secretary, Dipexium Pharmaceuticals, Inc., 14 Wall Street, Suite 3D, New York, NY 10005.
•	Notices to the secretary of PLx should be addressed to: Secretary, PLx Pharma Inc., 8285 El Rio Street, Suite 130, Houston, TX 77054.

If your stock is held in street name, you must contact your bank, broker or other nominee for instructions as to how to change your vote.

Q:	When and where will the vote take place? (see page 63)
A:	The Dipexium annual meeting of stockholders will be held at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Chrysler Center, 666 Third Avenue, 32nd Floor, New York, New York 10017, on [• ], 2017, starting at 10:00 a.m. local time.
The PLx special meeting of stockholders will be held at PLx’s offices at 8285 El Rio, Suite 130, Houston, TX 77054, on [• ], 2017, starting at 10:00 a.m. local time.
Q:	Are there any conditions that must be satisfied prior to the completion of the merger? (see page 111)
A:	Yes. There are a number of conditions that must be satisfied before the completion of the merger, some of which are outside the parties’ control. See “Merger Agreement — Conditions to Completion of the Merger” beginning on page 111.
Q:	When do you expect the merger to be completed?
A:	Dipexium and PLx are working to complete the merger as quickly as practicable and currently expect that the merger could be completed during the second quarter of 2017. However, Dipexium and PLx cannot predict the exact timing of the completion of the merger because it is subject to approvals and other conditions.
Q:	Who is paying for this proxy solicitation?
A:	Each of Dipexium and PLx will bear its own expenses in printing and filing this joint proxy statement/prospectus and the proxy card. Arrangements will also be made with banks, brokers and/or other nominees who are record holders of Dipexium common stock for the forwarding of solicitation materials to the beneficial owners of such shares. Dipexium will reimburse the banks, brokers and/or other nominees for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials to beneficial owners of Dipexium common stock. Dipexium has engaged Advantage Proxy to assist in the solicitation of proxies and provide related advice and informational support, for a $3,500 service fee and the reimbursement of out-of-pocket expenses.
Q:	Whom do I call if I have questions about the meetings or the merger?

A: Dipexium stockholders may seek answers to their questions by writing, calling or emailing Dipexium or Advantage Proxy, Dipexium’s proxy solicitor, at:

David P. Luci President and Chief Executive Officer Dipexium Pharmaceuticals, Inc. 14 Wall Street, Suite 3D New York, NY 10005 Email: davidluci@dipexium.com Tel: (212) 269-2834	Advantage Proxy P.O. Box 13581 Des Moines, WA 98198 (206) 870-8565

PLx stockholders should direct any questions regarding the annual meeting of stockholders or the merger, including the procedures for voting your shares, to:

Natasha Giordano
President and Chief Executive Officer
PLx Pharma Inc.
8285 El Rio Street, Suite 130
Houston, TX 77054
Email: ngiordano@plxpharma.com
Tel: (713) 842-1249

Prospectus Summary

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus. Dipexium and PLx urge you to read carefully the remainder of this joint proxy statement/prospectus, including the documents attached to this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the Dipexium annual meeting and the PLx special meeting.

The Companies

Dipexium Pharmaceuticals, Inc.

14 Wall Street, Suite 3D
New York, NY 10005
(212) 269-2834

Dipexium Pharmaceuticals, Inc. (“Dipexium”) is a late-stage pharmaceutical company focused on the development and commercialization of Locilex® (pexiganan cream 0.8%), a novel, broad-spectrum, topical antibiotic peptide, which recently announced that Locilex® failed to meet the primary and secondary endpoints in its OneStep-1 and OneStep-2 Phase 3 clinical trials.

PLx Pharma Inc.

8285 El Rio, Suite 130
Houston, TX 77054
(713) 842-1249

PLx Pharma Inc. (“PLx”) is a late-stage specialty pharmaceutical company initially focused on developing its clinically validated and patent-protected PLxGuardTM delivery system to provide safer and more effective aspirin products. PLx’s FDA-approved lead product, AspertecTM 325 mg, is a novel formulation of aspirin that utilizes the PLxGuard delivery system to reduce acute GI side effects while providing superior antiplatelet effectiveness for cardiovascular disease prevention as compared with the current standard of care, enteric coated aspirin. A companion 81 mg dose of the same novel formulation — Aspertec 81 mg — is in late-stage development and will be the subject of a sNDA leveraging the already approved status of Aspertec 325 mg.

Dipexium Acquisition Corp.

Dipexium Acquisition Corp. (“AcquireCo”) is a wholly-owned subsidiary of Dipexium, and was formed solely for the purposes of carrying out the merger.

The Merger (see page 70)

If the merger is completed, AcquireCo will merge with and into PLx, with PLx surviving as a wholly-owned subsidiary of Dipexium.

At the effective time of the merger (the “Merger Effective Time”), each outstanding share of common stock of PLx will be converted into the right to receive that number of shares of Dipexium common stock, if any, as determined pursuant to the equity exchange ratio described in the Merger Agreement (the “Equity Exchange Ratio”). At the Merger Effective Time, each outstanding option, whether or not vested, to purchase shares of PLx common stock unexercised immediately prior to the Merger Effective Time will be converted into an option to purchase shares of Dipexium common stock also pursuant to the Equity Exchange Ratio. All rights with respect to each PLx option will be assumed by Dipexium in accordance with its terms. Accordingly, from and after the Merger Effective Time, each option assumed by Dipexium may be exercised solely for shares of Dipexium common stock.

At the Merger Effective Time, the current stockholders of PLx and current stockholders of Dipexium are expected to own (i) 76.75% and 23.25% of the combined organization, respectively, if Dipexium has an amount of cash as of the determination date greater than or equal to $12.5 million or (ii) 77.5% and 22.5% of the combined organization, respectively, if Dipexium has an amount of cash as of the determination date greater than or equal to $12 million but less than $12.5 million. Dipexium will issue to the current stockholders of PLx the aggregate number of shares of Dipexium common stock necessary for the current PLx stockholders to own 76.75% or 77.5%, as applicable, of the outstanding capital stock of the combined organization, subject to adjustment based on Dipexium’s cash, as discussed in “Merger Agreement — Merger Consideration and Adjustment” beginning on page 98.

Dipexium and PLx estimate that, assuming no additional issuance of common stock, Dipexium will have 11,129,747 shares of common stock outstanding immediately prior to the merger. Dipexium and PLx also expect that, assuming the conversion of an estimated $2,485,860 of convertible bridge notes outstanding including accrued interest as of March 31, 2017, PLx will have an aggregate of 5,882,897 shares of common stock outstanding immediately prior to the merger. If the share numbers and the underlying assumptions outlined above are accurate, and assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, PLx stockholders as of the Merger Effective Time will be entitled to receive a maximum of 44,056,387 shares of Dipexium common stock on a fully diluted basis, which includes 5,720,592 shares of common stock underlying options, and each outstanding share of PLx common stock will be converted into the right to receive 6.5165 shares of Dipexium common stock as a result of the merger. Assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the total number of shares of Dipexium common stock outstanding after the merger would be 57,319,479 on a fully diluted basis. If the number of shares of outstanding common stock of Dipexium or PLx differs from the amounts set forth above, the exchange ratio will be modified and the number of shares of Dipexium common stock to which holders of PLx’s common stock are entitled may be greater or less.

Each share of Dipexium common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger. Dipexium stock options and other equity awards that are vested and unexercised immediately prior to the Merger Effective Time will also remain outstanding and be unaffected by the merger. Please see “The Merger — Stock Options” beginning on page 92.

For a more complete description of the Equity Exchange Ratio, please see the section entitled “The Merger Agreement — Merger Consideration and Adjustment” beginning on page 98.

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of Dipexium and PLx. Dipexium and PLx are working to complete the merger as quickly as practicable. However, Dipexium and PLx cannot predict the exact timing of the completion of the merger because it is subject to various conditions. After completion of the merger, assuming that Dipexium receives the required stockholder approval of Dipexium Proposal No. 2, Dipexium will be renamed “PLx Pharma Inc.”

Reasons for the Merger (see pages 72 and 75)

Following the merger, the combined organization will focus on completion of manufacturing scale-up and label finalization for the previously FDA-approved Aspertec 325 mg aspirin dosage form thereby satisfying the open conditional items, and activities to support the filing of a supplemental new drug application (sNDA) for Aspertec 81 mg maintenance dose form. Aspertec is being developed to provide high-risk cardiovascular and neurology patients with more reliable and predictable antiplatelet efficacy as compared to enteric coated aspirin while also reducing the adverse gastric events common in an acute setting.

Dipexium and PLx believe that the combined organization will have the following potential advantages:

•	The combined organization’s resources will be immediately available to allow commencement of manufacturing and marketing activities for Aspertec 325.
•	The management of the combined organization will be able to draw on the existing networks of both companies for the development of key commercial relationships.
•	The retention of David P. Luci as a member of the board of directors of the combined organization will provide additional industry experience to supplement that of the existing PLx board of directors.

Each of the boards of directors of Dipexium and PLx also considered other reasons for the merger, as described herein. For example, the board of directors of Dipexium considered, among other things:

•	the unsuccessful results of the most recent clinical trials with Locilex® (pexiganan cream 0.8%);
•	the strategic alternatives of Dipexium to the merger, including licensing opportunities and discussions that Dipexium management and the Dipexium board of directors previously conducted with other potential merger partners;
•	the risks associated with, and uncertain value and costs to stockholders of, liquidating Dipexium;
•	the risks of continuing to operate Dipexium on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations; and
•	the opportunity as a result of the merger for Dipexium stockholders to participate in the value of the PLx product candidate portfolio.

In addition, the board of directors of PLx approved the merger based on a number of factors, including the following:

•	the potential for increased access to sources of capital and a broader range of investors to support the clinical development of its clinical stage products than it could otherwise obtain if it continued to operate as a privately held company;
•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
•	the board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for PLx’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by PLx’s board of directors;
•	the cash resources of the combined organization expected to be available at the closing of the merger; and
•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the PLx stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Opinion of the Dipexium Financial Advisor (see page 77)

At the December 22, 2016 meeting of the Dipexium board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to Dipexium’s board of directors dated December 22, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Dipexium’s outstanding common stock of the consideration to be received by such holders in the merger pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered and described in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated December 22, 2016, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex B to this document. Raymond James provided its opinion for the information and assistance of the Dipexium board of directors (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the consideration to be received by the holders of Dipexium’s outstanding common stock in the merger pursuant to the Merger Agreement and was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to Dipexium’s board of directors or any holder of Dipexium common stock as to how the Dipexium board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

Overview of the Merger Agreement

Capitalized terms used in this section, but not otherwise defined shall have the meaning ascribed to such term in the Merger Agreement.

Merger Consideration and Adjustment (see page 98)

At the Merger Effective Time:

•	each share of PLx common stock outstanding immediately prior to the Merger Effective Time will automatically be converted into the right to receive a number of shares of Dipexium common stock at a rate per share equal to the Equity Exchange Ratio; and
•	each option to purchase shares of PLx common stock outstanding and unexercised immediately prior to the Merger Effective Time will be assumed by Dipexium and will become an option to purchase shares of Dipexium common stock, with the number of shares and exercise price being adjusted by the Equity Exchange Ratio.

Based on shares of Dipexium and PLx capital stock anticipated to be outstanding as of the closing of the merger, assuming no future issuances of Dipexium capital stock prior to the closing of the merger and assuming that Dipexium’s cash at closing reaches the applicable target, subject to adjustment to account for the reverse stock split and for the payment of cash in lieu of fractional shares, the exchange ratio in the merger would be within the range of approximately 6.25 – 6.52. As a result, following the completion of the merger, PLx’s stockholders would own in the aggregate approximately 76.1% of the combined organization’s outstanding common stock (assuming full exercise of outstanding options, whether vested or unvested) and Dipexium’s stockholders would own in the aggregate approximately 23.9% of the combined organization’s outstanding common stock (assuming full exercise of outstanding options, whether vested or unvested).

For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the Equity Exchange Ratio (or, as a result, the number of shares of Dipexium common stock that PLx stockholders will be entitled to receive) due to changes in the market price of Dipexium common stock. Accordingly, the market value of the shares of Dipexium common stock issued pursuant to the merger will depend on the market value of the shares of Dipexium common stock at the time the merger closes, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

Treatment of PLx Stock Options (see page 92)

At the Merger Effective Time, each outstanding option, whether or not vested, to purchase shares of PLx common stock unexercised immediately prior to the Merger Effective Time will be converted into an option to purchase shares of Dipexium common stock. All rights with respect to each PLx option or warrant will be assumed by Dipexium in accordance with its terms. Accordingly, from and after the Merger Effective Time each option assumed by Dipexium may be exercised solely for shares of Dipexium common stock.

The number of shares of Dipexium common stock subject to each outstanding PLx option assumed by Dipexium will be determined by multiplying the number of shares of PLx common stock that were subject to such option by the Equity Exchange Ratio and rounding the resulting number up to the nearest whole number of shares of Dipexium common stock. The per share exercise price for the shares of Dipexium common stock issuable upon exercise of each PLx option assumed by Dipexium will be determined by dividing the per share exercise price of PLx common stock subject to such option by the Equity Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will, subject to certain exceptions set forth in the Merger Agreement, otherwise remain unchanged.

Conditions to Completion of the Merger (see page 111)

To complete the merger, Dipexium stockholders must approve the issuance of shares of Dipexium common stock to PLx stockholders by virtue of the merger, and, if deemed necessary, the amended and restated certificate of incorporation of Dipexium effecting the proposed reverse stock split, and an amendment to the amended and restated certificate of incorporation effecting a change of the Dipexium name to “PLx Pharma Inc.” and increasing the number of authorized shares of Dipexium. Additionally, the PLx stockholders must approve the merger and adopt the Merger Agreement. In addition to such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation

The Merger Agreement contains provisions prohibiting Dipexium and PLx from seeking a competing transaction, subject to specified exceptions described in the Merger Agreement. Under these “no solicitation” provisions, each of Dipexium and PLx has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, consultants, advisors, agents or other representatives will directly or indirectly:

•	initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information) or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to, proposals or offers that constitute or may reasonably be expected to lead to any competing proposal;
•	participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other person (other than PLx, or Dipexium, as applicable and their affiliates) to make or complete a competing proposal;
•	enter into any letter of intent, agreement in principle or other similar type of agreement relating to a competing proposal, or enter into any agreement or agreement in principle requiring either Dipexium or PLx, as the case may be, to abandon, terminate or fail to complete the merger; or
•	resolve, propose or agree to do any of the foregoing.

Termination of the Merger Agreement (see page 113)

Either Dipexium or PLx can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being completed.

Termination Fee (see page 114)

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Dipexium may be required to pay PLx a termination fee of $700,000, or PLx may be required to pay Dipexium a termination fee of $500,000.

Voting Agreements (see page 116)

In connection with the execution of the Merger Agreement, certain stockholders of PLx entered into voting agreements with Dipexium and PLx under which such stockholders have agreed to vote in favor of the merger and against any alternative acquisition proposal, agreement or transaction. As of December 31, 2016, these entities collectively beneficially own or control approximately 35% of the voting power of PLx. These voting agreements grant Dipexium irrevocable proxies to vote or give consent with respect to any shares of PLx stock over which such stockholder has voting power in favor of each of the PLx proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

In connection with the execution of the Merger Agreement, certain stockholders of Dipexium, who collectively beneficially own or control approximately 33% of Dipexium’s outstanding common stock as of December 31, 2016, also entered into voting agreements with Dipexium and PLx under which such stockholder has agreed to vote in favor of the Dipexium proposals that relate to the merger described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grant PLx irrevocable proxies to vote any shares of Dipexium stock over which such stockholder has voting power in favor of each of the Dipexium proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

Each stockholder executing a voting agreement has made representations and warranties to Dipexium and PLx regarding ownership and unencumbered title to the shares thereto, such stockholder’s power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement. Unless otherwise waived, all of these voting agreements prohibit the sale, assignment, transfer or other disposition by the stockholder of their respective shares of Dipexium or PLx stock, or the entrance into an agreement or commitment to do any of the foregoing, except for transfers by will or by operation of law, in which case the voting agreement will bind the transferee. Each stockholder executing a voting agreement has also waived its statutory appraisal rights in connection with the merger.

The voting agreements will terminate at the earlier of the Merger Effective Time, termination of the Merger Agreement in accordance with its terms or upon mutual written consent of such stockholder, Dipexium and PLx.

Lock-up Agreements (see page 117)

As a condition to the closing of the merger, certain PLx stockholders representing approximately 62% of the voting power of PLx on an as-converted to common stock basis have entered lock-up agreements, pursuant to which the stockholders have agreed not to, except in limited circumstances, sell, assign, transfer, tender, or otherwise dispose of, any PLx securities and shares of Dipexium common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain options, from the Merger Effective Time until 120 days after the closing date of the merger.

In addition, as a condition to the closing of the merger, certain Dipexium stockholders representing approximately 36% of the voting power of Dipexium have entered lock-up agreements, pursuant to which the stockholders have agreed not to, except in limited circumstances, sell, assign, transfer, tender, or otherwise dispose of, any shares of Dipexium common stock, including, as applicable, shares issuable upon exercise of certain options, from the Merger Effective Time until 120 days after the closing date of the merger.

Bridge Loan (see page 116)

In connection with the execution of the Merger Agreement, on January 6, 2017, Dipexium made a secured loan in the amount of $2.0 million to PLx to be used for certain pre-defined Aspertec development activities and other actions or items as may be determined in advance by mutual written agreement of Dipexium and PLx. The interest rate on the loan is 8.0% per annum.

Management Following the Merger (see page 129)

Effective as of the closing of the merger, Dipexium’s executive officers are expected to be:

Name	Title
Michael J. Valentino	Executive Chairman
Natasha Giordano	President and Chief Executive Officer
David E. Jorden	Acting Chief Financial Officer
Gary Mossman	Chief Operating Officer

Interests of Certain Directors, Officers and Affiliates of Dipexium and PLx (see pages 87 and 91)

In considering the recommendation of the Dipexium board of directors with respect to issuing shares of Dipexium common stock pursuant to the Merger Agreement and the other matters to be acted upon by Dipexium stockholders at the Dipexium annual meeting, Dipexium stockholders should be aware that certain members of the Dipexium board of directors and executive officers of Dipexium have interests in the merger that may be different from, or in addition to, interests they have as Dipexium stockholders. For example, Dipexium has entered into certain employment agreements with its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.37 million (collectively, not individually, and excluding the value of any accelerated vesting of stock options). In addition, the closing of the merger will result in the acceleration of vesting of stock options to purchase approximately 120,260 shares of Dipexium common stock held by the Dipexium executive officers and directors, before giving effect to the proposed reverse stock split, and assuming no continuation of employment with the combined organization by the current executive officers of Dipexium. In addition, David P. Luci, a current director of Dipexium has been designated to serve on the board of directors of the combined organization following the completion of the merger.

Certain Dipexium officers and directors, and their affiliates, also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 116.

In considering the recommendation of the PLx board of directors with respect to consenting to the adoption of the Merger Agreement and the approval of the merger and related transactions, PLx stockholders should be aware that certain members of the board of directors and executive officers of PLx have interests in the merger that may be different from, or in addition to, interests they have as PLx stockholders. For example, PLx’s executive officers have options to purchase shares of PLx common stock that will be converted into options to purchase shares of Dipexium common stock, and certain of PLx’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the closing of the merger. Specifically, Michael J. Valentino, Natasha Giordano, David E. Jorden and Gary Mossman, all currently executive officers of PLx, are expected to become executive officers of the combined organization upon the closing of the merger, with Mr. Valentino serving as the Executive Chairman, Ms. Giordano serving as the President and Chief Executive Officer, Mr. Jorden serving as the Chief Financial Officer and Mr. Mossman serving as the Chief Operating Officer. Together with Mr. Valentino and Ms. Giordano, Gary Balkema, Robert Casale, Kirk Calhoun and John W. Hadden II, all currently directors of PLx, have been designated to serve on the board of directors of the combined organization following the completion of the merger. Certain PLx officers, directors and significant shareholders also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 116.

Material U.S. Federal Income Tax Consequences of the Merger (see page 94)

Each of Dipexium and PLx intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization under the Code, then, in general, the material tax consequences to U.S. Holders (as defined herein) of PLx common stock will be as follows:

•	a PLx stockholder will not recognize gain or loss upon the exchange of PLx common stock for Dipexium common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Dipexium common stock as described below;
•	a PLx stockholder who receives cash in lieu of a fractional share of Dipexium common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;
•	a PLx’s stockholder’s aggregate tax basis for the shares of Dipexium common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of PLx common stock surrendered upon completion of the merger; and
•	the holding period of the shares of Dipexium common stock received by a PLx stockholder in the merger will include the holding period of the shares of PLx common stock surrendered in exchange therefor.

Since Dipexium stockholders will continue to own and hold their existing shares of Dipexium common stock following the merger, the merger generally will not result in U.S. federal income tax consequences to Dipexium stockholders.

Tax matters are very complicated, and the tax consequences of the merger to a particular PLx stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to Holders of PLx Common Stock” beginning on page 94.

Risk Factors (see page 26)

Both Dipexium and PLx are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	The market price of Dipexium common stock following the completion of the merger may decline as a result of the transaction;
•	Dipexium and PLx stockholders may not realize a benefit from the proposed merger commensurate with the ownership dilution they will experience in connection with the merger;
•	Failure to complete the proposed merger may adversely affect the common stock price of Dipexium and future business and operations of Dipexium and PLx;
•	The anticipated benefits of the merger may not be realized;
•	During the pendency of the merger, Dipexium and PLx may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;
•	Provisions of the Merger Agreement may discourage third parties from submitting alternative acquisition proposals, including proposals that may be superior to the proposed merger;
•	The lack of a public market for PLx shares makes it difficult to determine the fair value of PLx, and the merger consideration to be issued to PLx stockholders may exceed the actual value of PLx;
•	Dipexium and PLx will incur substantial transaction-related costs in connection with the proposed merger;
•	A failure by Dipexium to comply with the initial listing standards of The NASDAQ Capital Market may subject its stock to delisting from The NASDAQ Capital Market, which listing is a condition to the completion of the merger;
•	Dipexium and PLx may become involved in securities class action litigation that could divert management’s attention and harm the combined organization’s business and insurance coverage may not be sufficient to cover all costs and damages;
•	Dipexium may not be able to complete the proposed merger and may elect to pursue another strategic transaction similar to the proposed merger, which may not occur on commercially reasonably terms or at all;
•	If the proposed merger is not completed, Dipexium may elect to liquidate its remaining assets, and there can be no assurances as to the amount of cash available to distribute to stockholders after paying its debts and other obligations; and
•	If the proposed merger is not completed, and Dipexium fails to acquire or develop other products or product candidates on commercially reasonable terms, or at all, Dipexium may be unable to reestablish a viable operating business.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” beginning on page 26. Dipexium and PLx both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 93)

Dipexium must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Dipexium common stock and the filing of this joint proxy statement/prospectus with the SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

NASDAQ Stock Market Listing (see page 96)

Dipexium has submitted an initial listing application with The NASDAQ Capital Market pursuant to NASDAQ Stock Market LLC “reverse merger” rules. If such application is accepted, Dipexium anticipates that Dipexium’s common stock will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “PLXP.”

Anticipated Accounting Treatment (see page 97)

The merger will be treated by Dipexium as reverse acquisition business combination, using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, PLx is considered to be acquiring Dipexium in the merger.

Appraisal Rights and Dissenters’ Rights (see page 97)

Under the DGCL, holders of Dipexium common stock are not entitled to appraisal rights in connection with the merger.

Under the DGCL, holders of PLx capital stock who do not vote for the adoption and approval of the Merger Agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this joint proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a PLx stockholder would be entitled to receive under the Merger Agreement. Any holder of PLx capital stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to PLx prior to the vote on the adoption and approval of the Merger Agreement and to approve the merger, not vote or otherwise submit a proxy in favor of adoption and approval of the Merger Agreement and to approve the merger and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel. A copy of Section 262 of the DGCL is also included as Annex C to this joint proxy statement/prospectus.

Comparison of Stockholder Rights (see page 218)

Both Dipexium and PLx are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, PLx stockholders will become stockholders of Dipexium, and their rights will be governed by the DGCL, the bylaws of Dipexium and, assuming Dipexium Proposal No. 2 is approved by Dipexium stockholders at the Dipexium annual stockholders meeting, the amended and restated certificate of incorporation of Dipexium attached to this joint proxy statement/prospectus as Annex D. The rights of Dipexium stockholders contained in the amended and restated certificate of incorporation and bylaws of Dipexium differ from the rights of PLx stockholders under the amended and restated certificate of incorporation and bylaws of PLx, as more fully described under the section entitled “Comparison of Rights of Holders of Dipexium Stock and PLx Stock” beginning on page 218.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Dipexium and PLx, summary unaudited pro forma condensed combined financial data for Dipexium and PLx, and comparative historical and unaudited pro forma per share data for Dipexium and PLx.

Selected Historical Financial Data of Dipexium

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from the Dipexium audited financial statements prepared using accounting principles generally accepted in the United States, which are included in this joint proxy statement/prospectus. The financial data should be read in conjunction with “Dipexium’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Dipexium financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2016	2015
Statement of Operations Data:
Revenues	$—	$—
Operating Expenses
Research and Development Expenses	12,753,917	11,286,236
Selling, General and Administrative Expenses	8,613,981	7,478,527
Total Operating Expenses	21,367,898	18,764,763
Loss from Operations	(21,367,898)	(18,764,763)
Interest Income	46,769	22,057
Net Loss	$(21,321,129)	$(18,742,706)
Loss Per Share
Basic and diluted net loss per common share	$(2.06)	$(1.99)
Weighted average common shares/units outstanding basic and diluted	10,365,840	9,432,705

	As of December 31,
	2016	2015
Balance Sheet Data:
Cash	$16,675,228	$5,234,953
Short-term Investments	$—	$26,977,362
Prepaid Expenses	$359,015	$146,145
Total Current Assets	$17,034,243	$32,358,460
Total Assets	$17,090,873	$32,407,845
Accumulated Deficit	$(62,382,584)	$(41,061,455)
Total Shareholders’ Equity	$14,968,980	$30,801,538

Selected Historical Financial Data of PLx

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are derived from the PLx audited financial statements prepared using accounting principles generally accepted in the United States, which are included in this joint proxy statement/prospectus. The financial data should be read in conjunction with “PLx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the PLx financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2016	2015
Statement of Operations Data:
Revenues	$20,000	$171,592
Operating Expenses
Research and Development Expenses	78,656	166,726
Selling, General and Administrative Expenses	4,752,068	1,626,001
Total Operating Expenses	4,830,724	1,792,727
Loss from Operations	(4,810,724)	(1,621,135)
Other Income (Expense)	(94,554)	(2,028,999)
Net Loss	$(4,905,278)	$(3,650,134)
Loss Per Share
Basic and diluted net loss per common share	$(0.88)	$(0.67)
Weighted average common shares outstanding – basic and diluted	5,565,823	5,428,595

	As of December 31,
	2016	2015
Balance Sheet Data:
Cash and Cash Equivalents	$59,335	$91,657
Other Current Assets	130,519	22,510
Total Current Assets	189,854	114,167
Total Assets	616,488	544,126
Total Current Liabilities	2,735,820	229,969
Total Liabilities	2,935,820	429,969
Accumulated Deficit	(51,985,517)	(47,080,239)
Total Shareholders’ Equity (Deficit)	(2,319,332)	114,157

Selected Unaudited Pro Forma Condensed Combined Financial Data of Dipexium and PLx
(In thousands, except share and per share amounts)

The following information does not give effect to the proposed reverse stock split of Dipexium common stock described in Dipexium Proposal No. 3.

The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. For accounting purposes, PLx is considered to be acquiring Dipexium in the merger. Dipexium and PLx unaudited pro forma condensed combined balance sheet data and statement of operations data assume that the merger took place on December 31, 2016 and combines the Dipexium and PLx historical balance sheet at and for the year ended December 31, 2016.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2016 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements assume that, at the Merger Effective Time, each share of PLx common stock will convert into the right to receive 6.32 shares of Dipexium common stock, subject to adjustment to account for the effect of the proposed reverse stock split of Dipexium common stock to be implemented prior to the consummation of the merger.

Year ended December 31, 2016
Unaudited Pro Forma Combined Statement of Operations Data:
Revenue	$20,000
Expenses:
Research and development expenses	12,832,573
Selling, general and administrative expenses	12,199,022
Operating loss	(25,011,595)
Other income (expense):
Interest income (expense)	47,340
Total other income (expense), net	47,340
Net loss	$(24,964,255)
Basic and diluted loss per common share	$(0.54)
Basic and diluted weighted-average shares outstanding	46,505,820

As of December 31, 2016
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and equivalents	$16,734,563
Total current assets	17,224,097
Total assets	23,173,728
Total liabilities	5,910,827
Accumulated deficit	(51,505,517)
Total shareholders’ equity	17,262,901

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net income (loss) and book value per share of Dipexium common stock and the historical net loss and book value per share of PLx common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Dipexium with PLx on a purchase basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed reverse stock split of Dipexium common stock described in Dipexium Proposal No. 3.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Dipexium included in this joint proxy statement/prospectus and the audited and unaudited financial statements of PLx included in this joint proxy statement/prospectus and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this joint proxy statement/prospectus.

DIPEXIUM

Year Ended December 31, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(2.06)
Book value per share	1.35

PLX

Year Ended December 31, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.88)
Book value per share	$(0.42)

DIPEXIUM AND PLX

Year Ended December 31, 2016
Combined organization Pro Forma Data:
Basic and diluted net loss per share	$(0.54)
Book value per share	$0.36

MARKET PRICE INFORMATION

Dipexium common stock is listed on The NASDAQ Capital Market under the symbol “DPRX”. The following table presents, for the periods indicated, the range of high and low per share sales prices for Dipexium common stock as reported on The NASDAQ Capital Market for each of the periods set forth below. PLx is a private company and its common stock is not publicly traded.

Dipexium Common Stock

	High	Low
Year Ended December 31, 2015
First Quarter	$15.14	$10.70
Second Quarter	$15.00	$11.25
Third Quarter	$17.10	$10.80
Fourth Quarter	$14.66	$10.12
Year Ended December 31, 2016
First Quarter	$12.23	$6.04
Second Quarter	$13.20	$8.54
Third Quarter	$17.75	$9.50
Fourth Quarter	$15.84	$1.15
Year Ended December 31, 2017
First Quarter (through February 24, 2017)	$1.75	$1.05

The closing price of Dipexium common stock on December 21, 2016, the last trading day prior to the public announcement of the merger, was $1.60 per share and the closing price of Dipexium common stock on February 24, 2017 was $1.20 per share, in each case as reported on The NASDAQ Capital Market.

Because the market price of Dipexium common stock is subject to fluctuation, the market value of the shares of Dipexium common stock that PLx stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Dipexium Proposal No. 2 and successful application for initial listing with The NASDAQ Capital Select Market, following the completion of the merger, Dipexium common stock will be listed on The NASDAQ Capital Market and will trade under Dipexium’s new name, “PLx Pharma Inc.” and new trading symbol, “PLXP.”

As of [•], 2017, the record date for the Dipexium annual stockholders meeting, Dipexium had approximately [•] holders of record of its common stock. As of [•], 2017, the record date for PLx’s annual stockholders meeting, PLx had approximately [•] holders of record of its common stock.

Dividends

Dipexium has never paid or declared any cash dividends on its common stock. Dipexium does not anticipate paying periodic cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay dividends subsequent to the merger will be at the discretion of Dipexium’s then-current board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Dipexium’s then-current board of directors deems relevant.

PLx has never paid or declared any cash dividends on its common stock. If the merger does not occur, PLx does not anticipate paying any cash dividends on its common stock in the foreseeable future, and PLx intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of PLx’s board of directors and will depended upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors PLx’s then-current board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The following table indicates shares of common stock authorized for issuance under Dipexium’s 2013 Equity Incentive Plan as of December 31, 2016:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and unvested common shares	Weighted-average exercise price of outstanding options, warrants and unvested	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,445,013	$12.64	696,156
Equity compensation plans not approved by security holders	—	—	—
Total	1,445,013	$12.64	696,156

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this joint proxy statement/prospectus, stockholders of Dipexium and PLx should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Dipexium because these risks may also affect the combined organization — these risks can be found in Dipexium’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

Risks Related to the Merger

The Equity Exchange Ratio in the Merger Agreement is subject to adjustment based on Dipexium’s cash as of a determination date prior to completion of the merger, which could dilute further the ownership of Dipexium’s stockholders in the combined organization.

Subject to the terms and conditions of the Merger Agreement, at the Merger Effective Time and as a result of the merger, each share of PLx capital stock issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive that number of shares of Dipexium’s common stock, if any, as determined pursuant to the Equity Exchange Ratio described in the Merger Agreement. The Equity Exchange Ratio is subject to potential adjustment as described in the Merger Agreement depending upon the amount of Dipexium’s “cash,” as defined in the Merger Agreement and generally consisting of Dipexium’s cash and cash equivalents including certain credits for deal-related expenses and security deposits, as of a determination date prior to the closing date of the merger. If Dipexium has $12.5 million or more of cash as of the determination date, then the percentage ownership of Dipexium’s current stockholders will be 23.25% in the combined organization. If Dipexium has less than $12.5 million of cash as of the determination date but more than $12.0 million, then the percentage ownership of Dipexium’s current stockholders will be 22.5% of the combined organization, which would constitute further dilution for Dipexium’s stockholders in the combined organization. In addition, one of the conditions to PLx’s obligations to complete the merger is Dipexium’s cash as of the closing date being no less than $12.0 million as calculated and as adjusted pursuant to the provisions of the Merger Agreement. The items that will constitute Dipexium’s cash at the determination date set forth in the Merger Agreement are subject to a number of factors, some of which are outside Dipexium’s control and many of which are outside the control of PLx.

Dipexium and PLx estimate that, assuming no additional issuance of common stock, Dipexium will have 11,129,747 shares of common stock outstanding immediately prior to the merger. Dipexium and PLx also expect that, assuming the conversion of an estimated $2,485,860 of convertible bridge notes outstanding including accrued interest as of March 31, 2017, PLx will have an aggregate of 5,882,897 shares of common stock outstanding immediately prior to the merger. If the share numbers and the underlying assumptions outlined above are accurate, and assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, PLx stockholders as of the Merger Effective Time will be entitled to receive a maximum of 44,056,387 shares of Dipexium common stock on a fully diluted basis, which includes 5,720,592 shares of common stock underlying options, and each outstanding share of PLx common stock will be converted into the right to receive 6.5165 shares of Dipexium common stock as a result of the merger. Assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the total number of shares of Dipexium common stock outstanding after the merger would be 57,319,479 on a fully diluted basis. If the number of shares of outstanding common stock of Dipexium or PLx differs from the amounts set forth above, the exchange ratio will be modified and the number of shares of Dipexium common stock to which holders of PLx’s common stock are entitled may be greater or less.

Failure to complete the merger could negatively impact Dipexium’s business, financial condition or results of operations or the trading price of Dipexium common stock.

The completion of the merger is subject to a number of conditions and there can be no assurance that the conditions to the completion of the merger will be satisfied. If the merger is not completed, Dipexium will be subject to several risks, including:

•	the current trading price of Dipexium common stock may reflect a market assumption that the merger will occur, meaning that a failure to complete the merger could result in a decline in the trading price of Dipexium common stock;
•	certain executive officers and/or directors of Dipexium may seek other employment opportunities, and the departure of any of Dipexium’s executive officers and the possibility that the company would be unable to recruit and hire an executive could impact negatively Dipexium’s business and operating results;
•	the Dipexium board of directors will need to reevaluate Dipexium’s strategic alternatives, which alternatives may include a sale of the company, liquidation of the company or other strategic transaction;
•	Dipexium may be required to pay a termination fee of $700,000 to PLx if the merger agreement is terminated by PLx or Dipexium under certain circumstances;
•	Dipexium has incurred and is expected to continue to incur substantial transaction costs in connection with the merger whether or not the merger is completed;
•	Dipexium would not realize any of the anticipated benefits of having completed the merger; and
•	Pursuant to the merger agreement, Dipexium is subject to certain restrictions on the conduct of its business prior to completion of the merger, which restrictions could adversely affect its ability to realize certain of its business strategies or take advantage of certain business opportunities.

If the merger is not completed, these risks may materialize and affect materially and adversely Dipexium’s business, financial condition, results of operations, or the trading price of Dipexium common stock.

Because PLx stockholders will receive a fixed number of shares of Dipexium common stock in the merger, rather than a fixed value, if the market price of Dipexium common stock declines, PLx stockholders will receive consideration in the merger of lesser value, and if the market price of Dipexium common stock increases, Dipexium will pay consideration in the merger of greater value.

The aggregate number of shares of Dipexium common stock to be issued to PLx stockholders will be fixed based on the Equity Exchange Ratio calculations set forth in the Merger Agreement. For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Accordingly, the aggregate number of shares that PLx stockholders will receive in the merger will not change after Dipexium’s cash is determined, even if the market price of Dipexium common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Dipexium’s common stock.

Dipexium’s stockholders and the stockholders of PLx may not approve the merger of the two companies.

Dipexium has signed a Merger Agreement with PLx, pursuant to which Dipexium has agreed to merge with PLx subject to among other closing conditions, the approval of the stockholders of both companies. Although Dipexium believes the merger is in the best interests of Dipexium and its stockholders, one or both companies may not be able to obtain the stockholder vote required to approve the merger. If Dipexium’s stockholders or the stockholders of PLx do not approve the merger, Dipexium will pursue other strategic alternatives or potentially pursue a dissolution of Dipexium.

Dipexium stockholders must approve all of the Merger Proposals to consummate the merger.

Each of the Merger Proposals is conditioned upon the approval of all of the other Merger Proposals and the approval of each Merger Proposal is a condition to completion of the merger. Neither the issuance of Dipexium common stock in connection with the merger nor the amendment to Dipexium’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock and effect the name change will take place unless all of the Merger Proposals are approved by the Dipexium stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of each of the Merger Proposals.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Dipexium or PLx can refuse to complete the merger in the event that certain circumstances occur between December 22, 2016, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Dipexium or PLx, including:

•	changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions, or political, economic or financial or capital market conditions in any jurisdiction in which such Party or any of its Subsidiaries operates or carries on business;
•	changes, developments or conditions resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
•	any natural disaster;
•	changes or developments in or relating to currency exchange or interest rates;
•	changes or developments affecting the pharmaceutical industry in general;
•	any change in applicable laws (other than orders against a party or a subsidiary thereof) or U.S. GAAP;
•	except for purposes of Sections 3.1(c), 3.1(d), 3.2(c) and 3.2(d) of the Merger Agreement, the announcement of the execution of the Merger Agreement or the transactions contemplated thereby;
•	any actions taken (or omitted to be taken) by Dipexium or PLx upon the express written request of the other;
•	any of the matters described in Section 1.1 of the Dipexium and PLx disclosure letters; or
•	(A) any changes in the share price or trading volume of Dipexium shares of common stock or the credit rating or in any analyst’s recommendation with respect to Dipexium, or (B) any failure of Dipexium to meet projections, guidance, milestones, forecasts or published financial or operating predictions or measures.

If adverse changes occur and Dipexium and PLx still complete the merger, the combined organization stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Dipexium, PLx or both.

Some Dipexium and PLx officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

When considering the recommendations by the Dipexium board of directors and the PLx board of directors that the Dipexium stockholders vote “for” each of the proposals being submitted to the Dipexium stockholders at the annual meeting of Dipexium stockholders and the PLx stockholders vote “for” each of he proposals being submitted to the PLx stockholders at the special meeting of PLx stockholders, respectively, the Dipexium stockholders and PLx stockholders should be aware that certain of the directors and executive officers of Dipexium and PLx have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the stockholders of Dipexium and PLx, respectively. For instance, in connection with the merger, David Luci, Dipexium’s President and CEO and a current member of the Dipexium board of directors, will continue to serve as a director of the combined organization following completion of the merger and will receive cash and equity compensation in consideration for such service. The employment of Dipexium’s three executive officers will terminate immediately following completion of the merger and they will be entitled to receive severance cash payments ranging from $213,000 to $1,238,000, and other severance benefits such as continuing health insurance, in connection with such termination. The directors and executive officers of Dipexium also have certain rights to indemnification and to directors’ and officers’ liability insurance that will be provided by the combined organization following completion of the merger. The board of directors of Dipexium was aware of these potential interests and considered them in making its recommendations to approve the proposals being submitted to the Dipexium stockholders at the annual meeting of Dipexium stockholders.

In considering the recommendation of the PLx board of directors with respect to consenting to the adoption of the Merger Agreement and the approval of the merger and related transactions, PLx stockholders should be aware that certain members of the board of directors and executive officers of PLx have interests in the merger that may be different from, or in addition to, interests they have as PLx stockholders. For example, PLx’s executive officers have options to purchase shares of PLx common stock that will be converted into options to purchase shares of Dipexium common stock, and certain of PLx’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the closing of the merger. Specifically, Michael J. Valentino, Natasha Giordano, David E. Jorden and Gary Mossman, all currently executive officers of PLx, are expected to become executive officers of the combined organization upon the closing of the merger, with Mr. Valentino serving as the Executive Chairman, Ms. Giordano serving as the President and Chief Executive Officer, Mr. Jorden serving as the Chief Financial Officer and Mr. Mossman serving as the Chief Operating Officer. Together with Mr. Valentino and Ms. Giordano, Mssrs. Balkema, Casale, Calhoun and Hadden, all currently directors of PLx, have been designated to serve on the board of directors of the combined organization following the completion of the merger. Certain PLx officers, directors and significant shareholders also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 116.

The market price of Dipexium common stock following the merger may decline as a result of the merger.

The market price of Dipexium common stock may decline as a result of the merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined organization’s business and prospects from the merger;
•	third parties may seek to terminate and/or renegotiate their relationships with Dipexium as a result of the merger, whether pursuant to the terms of their existing agreements with Dipexium or otherwise;
•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

The issuance of shares of Dipexium common stock to PLx stockholders in connection with the merger will dilute substantially the voting power of current Dipexium stockholders.

Pursuant to the terms of the Merger Agreement, it is anticipated that Dipexium will issue shares of its common stock to PLx stockholders representing 76.75% of the outstanding shares of common stock of the combined organization as of immediately following completion of the merger, assuming Dipexium’s cash is $12.5 million as of the determination date. After such issuance, the shares of Dipexium common stock outstanding immediately prior to completion of the merger will represent 23.25% of the outstanding shares of common stock of the combined organization as of immediately following completion of the merger. These ownership percentages may change depending upon the amount of Dipexium’s cash as of a determination date prior to completion of the merger. Accordingly, the issuance of shares of Dipexium common stock to PLx stockholders in connection with the merger will reduce significantly the relative voting power of each share of Dipxium’s common stock held by its current stockholders. Consequently, Dipexium’s stockholders as a group will have significantly less influence over the management and policies of the combined organization after the merger than prior to the merger.

The success of the merger will depend, in large part, on the ability of the combined organization following completion of the merger to realize the anticipated benefits from combining the businesses of Dipexium and PLx.

The merger involves the integration of two companies that previously have operated independently with principal offices in two distinct locations. Significant management attention and resources will be required to integrate the two companies after completion of the merger. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined organization’s failure to achieve some or all of the anticipated benefits of the merger.

Potential difficulties that may be encountered in the integration process include the following:

•	using the combined organization’s cash and other assets efficiently to develop the business of the combined organization;
•	appropriately managing the liabilities of the combined organization;
•	potential unknown or currently unquantifiable liabilities associated with the merger and the operations of the combined organization;
•	potential unknown and unforeseen expenses, delays or regulatory conditions associated with the merger; and
•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

Delays in the integration process could adversely affect the combined organization’s business, financial results, financial condition and stock price following the merger. Even if the combined organization were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the merger, Dipexium and PLx may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Dipexium and PLx to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth below, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Dipexium and PLx from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when Dipexium’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal could reasonably be considered a breach of the Dipexium board of directors’ fiduciary duties. The PLx board of directors is not permitted under any circumstances to solicit alternative takeover proposals or cooperate with any person making unsolicited takeover proposals. In addition, if Dipexium or PLx terminate the Merger Agreement under certain circumstances, Dipexium or PLx would be required to pay a termination fee of $700,000 or $500,000, respectively, to the other party. This termination fee may discourage third parties from submitting alternative takeover proposals to Dipexium or PLx or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for shares of PLx capital stock makes it difficult to evaluate the fairness of the merger, PLx stockholders may receive consideration in the merger that is greater than the fair value of the shares of capital stock of PLx.

PLx is privately held and its outstanding capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair value of PLx or its shares of capital stock. Since the percentage of PLx’s equity to be issued to the PLx stockholders was determined based on negotiations between the parties, it is possible that the value of the Dipexium common stock to be issued in connection with the merger will be greater than the fair value of PLx.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Dipexium and PLX, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” in this joint proxy statement/prospectus. Dipexium and PLx cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Dipexium and PLx each may lose some or all of the intended benefits of the merger.

The Equity Exchange Ratio is not adjustable based on issuances by Dipexium of additional shares of Dipexium common stock either upon the exercise of options or warrants or otherwise, which issuances would result in additional dilution to the Dipexium stockholders.

As of December 31, 2016, Dipexium had outstanding options to purchase an aggregate of approximately 1,445,013 million shares of Dipexium common stock and warrants to purchase an aggregate of approximately 10,500 shares of Dipexium common stock. Dipexium is not prohibited under the terms of the merger agreement from issuing additional equity securities under certain circumstances, including securities issued pursuant to the exercise of outstanding options or warrants or to certain vendors or suppliers. It is possible that prior to completion of the merger, Dipexium may issue additional equity securities, which would result in additional dilution to Dipexium stockholders.

Because the merger will be completed after the date of Dipexium’s annual meeting of stockholders, it is possible under certain limited circumstances described below that at the time of the annual meeting, Dipexium stockholders will not know the exact number of shares of Dipexium common stock that the PLx stockholders will receive upon completion of the merger.

Subject to the terms of the Merger Agreement, at the effective time of the merger, each share of PLx common stock issued and outstanding immediately prior to the merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of Dipexium common stock as determined pursuant to the Equity Exchange Ratio described in the Merger Agreement. The Equity Exchange Ratio depends on the cash of Dipexium as of a determination date prior to completion of the merger. The determination date is defined as the date that is 3 days prior to the closing date. Under the Merger Agreement, Dipexium’s “cash” is defined as generally consisting of Dipexium’s cash and cash equivalents plus certain credits for deal-related costs and security deposits, as of a determination date prior to the closing date of the merger.

Dipexium may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Certain conditions to Dipexium’s obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Dipexium and PLx. In the event of a waiver of a condition, the board of directors of Dipexium will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. In the event that the board of directors of Dipexium determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval. The conditions requiring the approval of each company’s stockholders cannot, however, be waived.

The merger will result in changes to the Dipexium board of directors and the combined organization may pursue different strategies than Dipexium may have pursued independently.

If Dipexium and PLx complete the merger, the composition of the Dipexium board of directors will change in accordance with the Merger Agreement. Following completion of the merger, the combined organization’s board of directors will consist of seven members, including David P. Luci, Dipexium’s current President and CEO, from the current board of directors of Dipexium. Currently, it is anticipated that the combined organization will continue to advance the product development efforts and business strategies of PLx, which necessarily differ from those that Dipexium would have pursued independently.

Ownership of the combined organization’s common stock may be highly concentrated, and it may prevent the Dipexium stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined organization’s stock price to decline.

Upon completion of the merger, PLx directors and executive officers continuing with the combined organization, together with their respective affiliates, are expected to beneficially own or control approximately 13.9% of the combined organization. Accordingly, these directors, executive officers and their affiliates, acting individually or as a group, will have substantial influence over the outcome of a corporate action of the combined organization requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined organization’s assets or any other significant corporate transaction. These stockholders also may exert influence in delaying or preventing a change in control of the combined organization, even if such change in control would benefit the other stockholders of the combined organization. In addition, the significant concentration of stock ownership may affect adversely the market value of the combined organization’s common stock due to investors’ perception that conflicts of interest may exist or arise.

Third party lawsuits may be filed against Dipexium in connection with the merger transaction which may be frivolous but costly to defend.

Third parties may assert claims against Dipexium alleging that the terms of the merger are somehow unfair or inappropriate. Although Dipexium’s board of directors and management team may disagree, any claims against Dipexium, with or without merit, as well as claims initiated by Dipexium against third parties, can be time-consuming and expensive to defend or prosecute and resolve. Dipexium cannot assure you that litigation asserting claims against the company will not be initiated or that Dipexium would prevail in any litigation. Dipexium cannot assure you that the merger with PLx would close if and to the extent a claim or claims were filed against Dipxium in this regard.

The merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by PLx stockholders in respect of their PLx common stock.

Dipexium and PLx intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in “The Merger — Material United States Federal Income Tax Consequences of the

Merger.” However, if the merger fails to qualify as a reorganization, each PLx stockholder generally will be treated as exchanging his, her or its PLx common stock in a fully taxable transaction for the merger consideration.

Risks Related to Dipexium

Dipexium has never generated revenues and does not expect to in the near future. Dipexium has a history of operating losses, expects continuing losses and may never become profitable.

In order to generate revenue, Dipexium must develop and commercialize successfully its own product or enter into strategic partnering agreements with others who can develop and commercialize them successfully, or acquire additional new products that generate or have the potential to generate revenues. Because of the numerous risks and uncertainties associated with Dipexium’s product development program and Dipexium’s ability to acquire new products, Dipexium is unable to predict when it will be able to generate significant revenue or become profitable, if at all. Dipexium incurred a net loss of $21.3 million for the year ended December 31, 2016. As of December 31, 2016, Dipexium’s accumulated deficit was $62.4 million. Dipexium expects to continue to incur substantial and continuing losses for the foreseeable future. These losses will increase if Dipexium decides to pursue clinical trials of Locilex® in yet to be identified, new clinical indications or if Dipexium were to in-license new products that require further development. Even if Dipexium’s Locilex® or any new products it may acquire or in-license are introduced commercially, Dipexium may never achieve market acceptance and may never generate sufficient revenues to achieve or sustain future profitability.

Dipexium may not be able to complete the merger and may elect to pursue another strategic transaction similar to such merger, which may not occur on commercially reasonably terms or at all.

Dipexium cannot assure you that it will complete the merger in a timely manner or at all. The Merger Agreement is subject to many closing conditions and termination rights, as set forth herein. In addition to Dipexium’s product candidates, for which it has stopped all development, Dipexium’s assets currently consist primarily of cash, cash equivalents and marketable securities, its listing on The NASDAQ Capital Market and the Merger Agreement with PLx. If Dipexium does not close the merger, its board of directors may elect to attempt to complete another strategic transaction similar to the merger. Attempting to complete another strategic transaction similar to the merger will prove to be costly and time consuming, and Dipexium cannot make any assurances that a future strategic transaction will occur on commercially reasonable terms or at all. Even if Dipexium does complete the merger, the merger ultimately may not deliver the anticipated benefits or enhance stockholder value.

If the merger is not completed, in light of the challenges of rebuilding an operating business, Dipexium may elect to liquidate its remaining assets, and there can be no assurances as to the amount of cash available to distribute to stockholders after paying its debts and other obligations.

If Dipexium does not close the merger, in light of the risks of reestablishing an operating business, as set forth herein, the board of directors may elect to take the steps necessary to liquidate all remaining assets of Dipexium. The process of liquidation may be lengthy and Dipexium cannot make any assurances regarding timing of completion. In addition, Dipexium would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to the amount or timing of available cash remaining to distribute to stockholders after paying Dipexium’s debts and other obligations and setting aside funds for reserves.

Because Dipexium has no source of revenue, Dipexium must depend on financing or partnering to sustain its operations. Dipexium likely will need to raise substantial additional capital or enter into strategic partnering agreements to fund its current operations and Dipexium is very likely unable to raise such funds or enter into strategic partnering agreements when needed and on acceptable terms because its lead and only product candidate recently failed in Phase 3 clinical trials.

Developing products requires substantial amounts of capital. Dipexium has not yet identified a potential new clinical and regulatory pathway forward for Locilex® and therefore cannot estimate the cost of any such pathway to market. If Dipexium is able to identify a promising clinical and regulatory pathway forward, it is likely that Dipexium (or the combined organization, after completion of the merger) will need to raise substantial additional capital or enter into strategic partnering agreements to fund its operations and it may be unable to raise such funds or enter into strategic partnering agreements when needed and on acceptable terms, particularly given that Locilex® has recently failed in two Phase 3 clinical trials.

Dipexium’s future capital requirements in connection with its current operations will depend upon numerous factors, including:

•	the ability to identify a clinical and regulatory pathway forward for Locilex® given the recent failure in Phase 3 clinical trials in infected diabetic foot ulcers;
•	the progress, timing, cost and results of its yet-to-be identified clinical development program if Dipexium decides to pursue them;
•	the cost, timing and outcome of regulatory actions with respect to Dipexium’s product;
•	the success, progress, timing and costs of Dipexium’s business development efforts to implement business collaborations, licenses and other business combinations or transactions, and its efforts to evaluate various strategic alternatives available with respect to its product;
•	Dipexium’s ability to acquire or in-license additional new products and technologies and the costs and expenses of such acquisitions or licenses;
•	the timing and amount of any royalties, milestone or other payments Dipexium may receive from or be obligated to pay to potential licensors, licensees and other third parties;
•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;
•	the emergence of competing products and technologies, and other adverse market developments;
•	the perceived, potential and actual commercial success of Dipexium’s product;
•	Dipexium’s operating expenses; and
•	the resolution of Dipexium’s pending litigation and any amount it may be required to pay in excess of its directors’ and officers’ liability insurance.

Dipexium’s future capital requirements and projected expenditures in connection with its current operations are based upon numerous assumptions and subject to many uncertainties, and actual requirements and expenditures may differ significantly from its projections. To date, Dipexium has relied entirely upon proceeds from sales of its equity securities to finance its business and operations. Dipexium likely will need to raise additional capital to fund its operations. As of December 31, 2016, Dipexium had $16.7 million of cash and cash equivalents. Dipexium does not have any existing credit facilities under which it may borrow funds. Absent the receipt of any licensing income or financing, Dipexium expects its cash and cash equivalents balance to decrease as it continues to use cash to fund its operations. Assuming the merger is completed during the first half of 2017, Dipexium expects its cash equivalents as of December 31, 2016 to meet its liquidity requirements through at least its anticipated close of the merger, including the closing condition under the Merger Agreement to have at least $12.0 million of “cash,” as defined in the Merger Agreement, available upon the closing of the merger. If the merger is not completed, Dipexium will need to reevaluate its strategic alternatives, which may include continuing to operate its business as an independent, stand-alone company, a sale of the company, liquidation of the company or other strategic transaction. Dipexium’s liquidity position will be dependent upon the strategic alternative selected; however, assuming Dipexium does not enter into another strategic transaction, Dipexium expects its cash and cash equivalents as of December 31, 2016 will be sufficient to meet its liquidity requirements for at least the next 12 months. Additional financing would be required should Dipexium decide to commence a new clinical program for Locilex® in a new, yet-to-be-identified clinical indication. Cash needs to pursue a new clinical indication cannot reasonably be estimated until a promising new indication for Locilex® to target is identified, if ever.

The October 2016 announcement of the results of Dipexium’s prior completed OneStep Phase 3 clinical trials has significantly depressed the trading price of Dipexium common stock and harmed Dipexium’s ability to raise additional capital. Dipexium can provide no assurance that additional financing will be available on terms favorable to Dipexium, or at all.

Dipexium and its management are parties to a lawsuit which, if adversely decided against Dipexium, could impact its rights to Locilex®.

In April 2010, Dipexium acquired the worldwide rights to develop pexiganan, the active pharmaceutical ingredient in Locilex®, from Genaera Liquidating Trust, which was put in place to liquidate the assets of Genaera Corporation. In June 2012, Dipexium, along with its two senior executives and several other unrelated defendants, were sued in the Federal District Court for the Eastern District of Pennsylvania by a former shareholder of Genaera Corporation and purported to be on behalf of other Genaera Corporation shareholders, alleging, in pertinent part, that Dipexium’s acquisition of the rights to pexiganan (the active ingredient in Locilex®, and which rights included the rights to the prior formulation of Locilex®) was for what was alleged to be inadequate consideration, and as a result, it was alleged that Dipexium and its senior executives aided and abetted a breach of fiduciary duty by Genaera Corporation and the Genaera Liquidating Trust to the former shareholders of Genaera Corporation. It was also alleged that Dipexium and its senior executives aided and abetted a breach of the duty of the trustee at common law and under a certain trust agreement which was alleged to exist and which was executed by Argyce LLC (or Argyce), as trustee. The agreement called for Argyce to create the Genaera Liquidating Trust pursuant to which Argyce apparently was appointed to liquidate the assets formerly held by Genaera Corporation. One of these assets was pexiganan, which Dipexium acquired via public auction conducted by Argyce on behalf of the Genaera Liquidating Trust.

The case against Dipexium and its senior executives was dismissed with prejudice by the Federal District Court, without leave to refile, on August 12, 2013 based on the argument that Plaintiff’s claims were time barred, and a subsequent motion to reconsider such dismissal was denied by the Federal District Court. Prior to the dismissal there was no request or action to seek class certification by the plaintiff though it was purportedly filed on behalf of other former Genaera Corporation shareholders. Plaintiff appealed the dismissal of the suit as well as the denial of the motion to reconsider to the Third Circuit Appellate Court, which granted Plaintiff’s appeal.

On October 17, 2014, the Third Circuit Appellate Court, in a 2-1 decision with a strong dissenting opinion, reversed the trial court’s dismissal of Plaintiff’s claims based on the expiration of the applicable statutes of limitation and remanded the case to the Federal District Court. In a 2-1 decision, the Third Circuit held that more information was necessary to determine when Plaintiff should have been on notice of his claims to determine the applicability of the discovery rule, which could serve to extend the time frame in which Plaintiff could bring his claims. Due to the strong dissent, all defendants filed the necessary documents requesting a petition for rehearing en banc, by the majority of the Third Circuit justices who are in active service. The Third Circuit denied the request for en banc hearing and remanded this case to District Court.

Upon remand to the Federal District Court, all defendants moved to dismiss the complaint for reasons other than being time barred. Dipexium and its executives moved for dismissal based on Plaintiff’s inability to make a case for aiding and abetting a breach of fiduciary duty because there was no underlying breach and such an aiding and abetting claim requires an element of knowing participation in the fiduciary breach which cannot be established by Plaintiff.

The District Court held a hearing on this in September 2015 and the District Court delivered an Order on November 10, 2015 pursuant to which the District Court granted the Motion to Dismiss filed by each and every defendant including the Company and its executives. In December 2015, Plaintiff appealed the Federal District Court’s decision to the Third Circuit Appellate Court and Dipexium anticipates a decision on whether to grant Plaintiff’s appeal by the Third Circuit Appellate Court in the first quarter of 2017. Dipexium will continue to vigorously defend Plaintiff’s claims on the factual record, which it believes will prove that Dipexium is not liable to the Plaintiff in any regard.

If Dipexium were to lose such case, its rights to the prior formulation of Locilex® could be lost, which may impair the commercial viability of its product or the timeline to potential regulatory approval. If Dipexium were required to settle the case, it may lose certain rights to Locilex® or be required to pay damages, which could have a material adverse effect on the company, its business plans and results of operations.

Dipexium’s two pivotal OneStep-1 and OneStep-2 clinical trials did not meet the primary or secondary endpoints, which could continue to harm Dipexium’s business and further disappoint Dipexium stockholders and cause the trading price of Dipexium common stock to continue to decrease.

Dipexium’s lead and only product in development is Locilex® for the treatment of mildly infected diabetic foot ulcers, for which there is currently no FDA-approved product. In October 2016, Dipexium announced top-line data from its OneStep pivotal Phase 3 clinical trials and both trials failed to meet any of the primary or secondary endpoints. Currently, management, in conjunction with its clinical and regulatory advisors, has not been able to identify a new clinical and regulatory pathway forward although this is subject to ongoing review and evaluation. No assurance can be given that a promising clinical and regulatory pathway will be identified or that, if identified, any such pathway could be achieved, if at all, without significantly more capital invested in the Company. No assurance can be given that additional capital would be available or that such capital would be available at acceptable terms.

Dipexium has not yet identified a clinical or regulatory pathway forward for Locilex®, its only product, and the likelihood is that Locilex® will not be approved by regulatory authorities or introduced commercially for at least several years, if at all.

In October 2016, Dipexium released top-line data on its only ongoing clinical trials, OneStep-1 and OneStep-2, which were two identical Phase 3 clinical trials testing Locilex® in patients with mildly infected diabetic foot ulcers. Both trials failed to meet all primary and secondary endpoints. Dipexium currently is evaluating whether or not there is any clinical and regulatory pathway forward based on the data from the OneStep trials. Going forward, Locilex® will require further development, preclinical and clinical testing and investment prior to obtaining required regulatory approvals and commercialization in the United States and abroad, even if a viable regulatory pathway forward is identified. Dipexium has no other product candidates. Dipexium cannot ensure that a new clinical and regulatory pathway will be identified or that Locilex® will be developed successfully. Even if a viable clinical and regulatory pathway forward is identified, Dipexium cannot assure that Locilex® will:

•	prove to be safe and effective in clinical studies;
•	meet applicable regulatory standards or obtain required regulatory approvals;
•	demonstrate substantial protective or therapeutic benefits in the prevention or treatment of any disease;
•	be capable of being produced in commercial quantities at reasonable costs;
•	obtain coverage and favorable reimbursement rates from insurers and other third-party payors; or
•	be marketed successfully or achieve market acceptance by physicians and patients.

If Dipexium reallocates its resources to acquire one or more new product candidates, Dipexium may not be successful in developing such newly acquired product candidates and Dipexium will once again be subject to all the risks and uncertainties associated with research and development of products and technologies.

Dipexium has explored the possibility of reallocating its resources toward acquiring, by acquisition or in-license, new product candidates. If Dipexium decides to acquire one or more new product candidates, Dipexium cannot guarantee that any such acquisition would result in the identification and successful development of one or more approved and commercially viable products. The development of products and technologies is subject to a number of risks and uncertainties, including:

•	the time, costs and uncertainty associated with the clinical testing required to demonstrate the safety and effectiveness of a product candidate to obtain regulatory approvals;
•	the ability to raise sufficient funds to fund the research and development of any one or more new product candidates;

•	the ability to find third party strategic partners to assist or share in the costs of product development, and potential dependence on such strategic partners, to the extent Dipexium may rely on strategic partners for future sales, marketing or distribution;
•	the ability to protect the intellectual property rights associated with any one or more new product candidates;
•	litigation;
•	competition;
•	ability to comply with ongoing regulatory requirements;
•	government restrictions on the pricing and profitability of products in the United States and elsewhere; and
•	the extent to which third-party payers, including government agencies, private health care insurers and other health care payers, such as health maintenance organizations, and self-insured employee plans, will cover and pay for newly approved therapies.

Dipexium has very limited staffing and is dependent upon key employees and the limited use of independent contractors, the loss of some of which could affect adversely its operations.

Dipexium’s success is dependent upon the efforts of a relatively small management team and staff. Dipexium also has engaged independent contractors from time-to-time on an as needed, project by project, basis. During November 2016, in order to reduce Dipexium’s operating expenses, Dipexium terminated all of its major independent contractor arrangements and reduced its total employee headcount. Such reductions in force, combined with Dipexium’s future business prospects and financial condition, put Dipexium at risk of losing key personnel who Dipexium will need going forward to implement its business strategies. Dipexium has no redundancy of personnel in key development areas, including clinical, regulatory, strategic planning and finance. Dipexium has employment arrangements in place with its executive and other officers, but none of these executive and other officers is bound legally to remain employed with Dipexium for any specific term. Dipexium does not have key man life insurance policies covering its executive and other officers or any of its other employees. If key individuals leave Dipexium, its business could be affected adversely if suitable replacement personnel are not recruited quickly. There is competition for qualified personnel in the biotechnology and biopharmaceutical industry in the New York, New York area in all functional areas, which makes it difficult to retain and attract the qualified personnel necessary for any potential turn around or restart of Dipexium’s business. Dipexium’s financial condition and recent reductions in force and expense reductions may make it difficult for Dipexium to retain current personnel and attract qualified employees and independent contractors in the future.

Dipexium’s business is subject to increasingly complex corporate governance, public disclosure and accounting requirements that could affect adversely its business and financial results.

Dipexium is subject to changing rules and regulations of federal and state governments as well as the stock exchange on which Dipexium common stock is listed. These entities, including the SEC and The NASDAQ Stock Market, continue to issue new requirements and regulations in response to laws enacted by Congress. In July 2010, the Dodd-Frank Wall Street Reform and Protection Act (the Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC and The NASDAQ Stock Market to adopt additional rules and regulations in these areas. Dipexium’s efforts to comply with these requirements have resulted in, and are likely to continue to result in, an increase in expenses and a diversion of management’s time from its other business activities.

The trading price of Dipexium common stock has been volatile, and your investment in Dipexium common stock could decline in value.

The price of Dipexium common stock has dropped dramatically since the announced failure of Dipexium’s pivotal Phase 3 clinical trials, in October 2016 and it is likely that the price of Dipexium common stock will continue to fluctuate in the future. From January 1, 2015 through December 31, 2016, the sale price of

Dipexium common stock ranged from $12.38 per share to $1.60 per share. The market price of Dipexium common stock, and the market price of the combined organization’s common stock, may fluctuate significantly in the future due to a variety of factors, including:

•	general stock market and general economic conditions in the United States and abroad, not directly related to Dipexium or its business;
•	actual or anticipated governmental agency actions, including in particular decisions or actions by the FDA or FDA advisory committee panels with respect to other antibiotic candidates in development;
•	termination of the proposed merger with PLx;
•	entering into new strategic partnering arrangements;
•	developments concerning Dipexium’s efforts to identify and implement strategic opportunities and the terms and timing of any resulting transactions;
•	public concern as to the safety or efficacy of or market acceptance of products developed by Dipexium or its competitors;
•	Dipexium’s cash and cash equivalents and its need and ability to obtain additional financing;
•	equity sales by Dipexium to fund its operations;
•	the resolution of Dipexium’s pending litigation matter;
•	developments or disputes concerning patents or other proprietary rights;
•	period-to-period fluctuations in Dipexium’s financial results, including its cash and cash equivalents, operating expenses, cash burn rate or revenues;
•	loss of key management;
•	common stock sales and purchases in the public market by one or more of Dipexium’s larger stockholders, officers or directors;
•	reports issued by securities analysts regarding Dipexium common stock and articles published regarding its business and/or products;
•	changes in the market valuations of other life science or biotechnology companies; and
•	other financial announcements, including delisting of Dipexium common stock from The NASDAQ Capital Market, review of any of its filings by the SEC, changes in accounting treatment or restatement of previously reported financial results, delays in its filings with the SEC or its failure to maintain effective internal control over financial reporting.

In addition, the occurrence of any of the risks described in this joint proxy statement/prospectus or in subsequent reports Dipexium files with or submits to the SEC from time to time could have a material and adverse impact on the market price of Dipexium common stock. Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons. Securities litigation, whether with or without merit, could result in substantial costs and divert management’s attention and resources, which could harm Dipexium’s business and financial condition, as well as the market price of Dipexium common stock.

Dipexium has incurred and will continue to incur significant transaction costs in connection with the merger, some of which will be required to be paid even if the merger is not completed.

Dipexium has incurred and will continue to incur significant transaction costs in connection with the merger. These costs are primarily associated with the fees of Dipexium’s attorneys, accountants and financial advisors. Most of these costs will be paid by Dipexium even if the merger is not completed. In addition, if the Merger Agreement is terminated due to certain triggering events specified in the Merger Agreement, Dipexium may be required to pay PLx a termination fee of $700,000. The Merger Agreement also provides that under specified circumstances, if the merger is completed, the combined organization will bear the transaction costs of both Dipexium and PLx in connection with the merger, including financial advisor, legal and accounting fees and expenses.

Dipexium’s ability to achieve commercial success depends to a material extent on its ability to maintain adequate intellectual property protection for its products and technology. If Dipexium is unable to obtain and maintain adequate intellectual property rights for Locilex®, it may materially and adversely affect its ability to market and generate sales of the product.

Due to the exclusivity that intellectual property protection can afford, Dipexium’s commercial success depends to a material extent on its ability to obtain and maintain adequate intellectual property protection for Locilex® (and any other products Dipexium may develop in the future) in the U.S. and other countries.

As of December 31, 2016, Dipexium’s patent estate included a U.S. patent (U.S. Patent No. 8,530,409), corresponding granted patents in Australia, New Zealand, Japan, Europe, Hong Kong, Israel and Korea, and corresponding applications pending in Brazil, Canada, China, Eurasia, Indonesia, Mexico, Singapore and South Africa. Dipexium also has an exclusive sublicense from Scripps Research Institute (or Scripps), the inventor of the pexiganan technology, to a U.S. patent (U.S. Patent No. 5,912,231), directed to pexiganan, the API used in Locilex®. Dipexium considers its U.S. Patent No. 8,530,409, which relates to its new, proprietary formulation of Locilex® and methods of using it to treat skin or wound infection, to be particularly important to Dipexium primarily due to its substantially longer patent term coverage, its novel attributes as a topical formulation, its potentially broader scope of coverage and its opportunity for foreign patent protection. While Dipexium currently has pending applications in foreign jurisdictions corresponding to U.S. Patent No. 8,530,409, no assurance can be given that any foreign patents will issue, or that even if any such patents were to issue, such patents would provide meaningful protection for Locilex®.

Dipexium’s patent estate related to Locilex® is critical to its commercial viability. There is a risk that Dipexium’s pending patent applications may not result in issued patents, and that any of Dipexium’s issued patents will not include claims that are sufficiently broad to provide adequate protection for Locilex®, including meaningful protection from Dipexium’s competitors. Additionally, the success of an application for the patent term extension of Dipexium’s licensed patent will require the cooperation of the licensor, which cooperation cannot be guaranteed. Dipexium will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that Locilex® (and any other products Dipexium may develop in the future) is covered by valid and enforceable patents that are of sufficient scope to effectively prevent competitive products or are effectively maintained as trade secrets within Dipexium. If third parties disclose or misappropriate or design around Dipexium’s proprietary rights, it may materially and adversely impact Dipexium’s position in the market.

Dipexium applies for patents covering both its technologies and product candidates, as it deems appropriate. However, Dipexium may fail to apply for patents on important technologies or improvements in its technologies in a timely fashion, or at all. Dipexium’s existing patents and any future patents it obtains may not be sufficiently broad to prevent others from using Dipexium’s technologies or from developing competing products and technologies. Moreover, the patent positions of numerous biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of Dipexium’s patents cannot be predicted with certainty. In addition, no assurances can be given that:

•	Dipexium was the first to make the inventions covered by each of Dipexium’s issued patents and pending patent applications;
•	Dipexium was the first to file patent applications for these inventions;
•	others will not independently develop similar or alternative technologies or duplicate any of Dipexium’s technologies by inventing around its claims;
•	a third party will not challenge Dipexium’s proprietary rights, and if challenged that a court will hold that Dipexium’s patents are valid and enforceable;

•	any patents issued to Dipexium or its collaboration partners will cover Dipexium’s product as ultimately developed, or provide Dipexium with any competitive advantages, or will not be challenged by third parties;
•	Dipexium will develop additional proprietary technologies that are patentable; or
•	the patents of others will not have an adverse effect on Dipexium’s business.

In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO which may have a significant impact on Dipexium’s ability to protect its technology and enforce its intellectual property rights. For example, on September 16, 2011, President Obama signed the Leahy-Smith America Invents Act which codifies several significant changes to the U.S. patent laws, including, among other things, changing from a “first to invent’ to a “first inventor to file” system, limiting where a patentee may file a patent suit, eventually eliminating interference proceedings while maintaining derivation actions, and creating a set of procedures to challenge patents in the USPTO after they have issued. The effects of these changes are currently uncertain as the USPTO has just implemented regulations related to these changes and the courts have yet to address many of these provisions in the context of a dispute. Furthermore, Dipexium has not assessed the applicability of the act and new regulations on the specific patents discussed herein. The U.S. Supreme Court has also issued decisions, the full impact of which is not yet known. For example, on March 20, 2012 in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision appears to impact diagnostics patents that merely apply a law of nature via a series of routine steps and it has created uncertainty around the ability to patent certain biomarker-related method claims. Additionally, on June 13, 2013 in Association for Molecular Pathology v. Myriad Genetics, Inc., the Court held that claims to isolated genomic DNA are not patentable, but claims to complementary DNA (or cDNA) molecules were held to be valid. The effect of the decision on patents for other isolated natural products is uncertain.

Dipexium is dependent on a third party to maintain the patent exclusivity for the API in Locilex®

Dipexium holds an exclusive, worldwide sublicense to the composition-of-matter patent, U.S. Patent No. 5,912,231, which expires in June 2016, excluding any patent term restoration that it may seek under the Hatch-Waxman Act. Dipexium’s rights to practice the pexiganan technology are derived through a license agreement between Scripps and Multiple Peptide Systems Inc. (or MPS). MPS subsequently sublicensed the pexiganan technology to the prior sponsor of the pexiganan clinical and regulatory program. On October 1, 1996, both the license agreement and sublicense agreement were amended by the parties to confirm that the license and sublicense were fully-paid and royalty-free with no further economic obligations for the practice of the pexiganan technology.

In June 2016, Dipexium received the cooperation of Scripps and filed an interim patent extension of U.S Patent No. 5,912,231 under the Hatch Waxman Act which was approved by the USPTO in June 2016. In the future, should Dipexium decide to file for a formal five-year patent term extension of U.S. Patent No. 5,912,231 under the Hatch Waxman Act, Dipexium would need further cooperation from Scripps to complete the submission and such cooperation is not guaranteed. Although U.S. Patent 5,912,231 supplements Dipexium’s existing intellectual property portfolio, Dipexium is chiefly reliant on its U.S. Patent 8,530,409, which covers the novel formulation and method of use for Locilex® and provides for substantially longer patent coverage (until June 2032) than U.S. Patent 5,912,231. Because a patent term extension is filed only after regulatory approval, Dipexium would need to consider the possibility for a patent term extension at a later date even if Dipexium is able to identify a promising new clinical indication to target for further clinical development. An inability to extend the patent past June 2017 may impair Dipexium’s competitive position if other companies use pexiganan as an API to develop a product that, once approved by the FDA, competes with Locilex®.

Dipexium may become subject to third parties’ claims alleging infringement of its patents and proprietary rights or seeking to invalidate Dipexium’s patents or proprietary rights, or Dipexium may need to become involved in lawsuits to protect or enforce its patents, which could be costly, time consuming, delay or prevent the development and commercialization of its product candidates, or put Dipexium’s patents and other proprietary rights at risk.

Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common. Dipexium may become subject to third-party claims in the future relating to Dipexium’s technologies, processes, formulations, methods, or products that would cause Dipexium to incur substantial expenses and which, if successful, could cause Dipexium to pay substantial damages and attorney’s fees, if Dipexium is found to be infringing a third party’s patent rights. Dipexium may also become subject to claims that Dipexium has misappropriated the trade secrets of others. These risk are exacerbated by the fact that the validity and breadth of claims covered in pharmaceutical patents is, in most instances, uncertain and highly complex. Dipexium would be particularly at risk if any such claims relate to Dipxium’s key U.S. Patent No. 8,530,409 covering its particular formulation of and method of use for Locilex®.

Furthermore, if a patent infringement suit is brought against Dipexium relating to Locilex® (or any other products Dipexium may develop or acquire in the future), Dipexium’s research, development, manufacturing or sales activities relating to Locilex® or the product candidate that is the subject of the suit may be delayed or terminated. As a result of patent infringement claims, or in order to avoid potential infringement claims, Dipexium or its collaborators may choose to seek, or be required to seek, a license from the third party, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which would give Dipexium’s competitors access to the same intellectual property rights. If Dipexium is unable to enter into a license on acceptable terms, Dipexium or its collaborators could be prevented from commercializing Locilex® (or any other products Dipexium may develop or acquire in the future), or forced to modify such product candidates, or to cease some aspect of Dipexium’s business operations, which could harm its business significantly.

In addition, competitors may infringe Dipexium’s patents, or misappropriate or violate its other intellectual property rights. To counter infringement or unauthorized use, Dipexium may find it necessary to file infringement or other claims to protect its intellectual property rights. In addition, in any infringement proceeding brought by Dipexium against a third party to enforce its rights, a court may decide that a patent of Dipexium is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the basis that Dipexium’s patents do not cover the technology in question. An adverse result in any such litigation proceeding could put one or more of Dipexium’s patents at risk of being invalidated or interpreted narrowly, which could open Dipexium up to additional competition and have a material adverse effect on Dipexium’s business.

The cost to Dipexium of any patent litigation or other proceedings, even if resolved in its favor, could be substantial. Such litigation or proceedings could substantially increase Dipexium’s operating losses and reduce its resources available for development activities. Dipexium may not have sufficient financial or other resources to adequately conduct such litigation or proceedings, and such litigation could impair Dipexium’s ability to raise funding for the company. Some of Dipexium’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Dipexium can because of their substantially greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, there could be a substantial adverse effect on the price of Dipexium’s common stock. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Dipexium’s ability to compete in the marketplace. Patent litigation and other proceedings may also require significant time and attention of management and technical staff, which may materially and adversely impact Dipexium’s financial position and results of operations. Furthermore, because of the substantial amount of discovery required in connection with any intellectual property litigation, there is a risk that some of Dipexium’s confidential information could be compromised by disclosure during this type of litigation.

As a result of any such litigation, Dipexium may also be required to: (i) cease selling, making, importing, incorporating or using one or more or all of Dipexium’s products that incorporate intellectual property of others, which would adversely affect Dipexium’s revenue; or (ii) redesign Dipexium’s products, which would be costly and time-consuming.

Restrictions on Dipexium’s patent rights relating to Locilex® may limit its ability to prevent third parties from competing against Dipexium.

Assuming FDA approval, Dipexium’s ability to market and sell Locilex® will depend, in part, on Dipexium’s ability to obtain and maintain patent protection for Locilex® (or any products Dipexium may develop in the future), preserve Dipexium’s trade secrets, prevent third parties from infringing upon Dipexium’s proprietary rights and operate without infringing upon the proprietary rights of others. The U.S. patent that Dipexium sublicenses from Scripps (U.S. Patent No. 5,912,231), which is directed to the composition of matter of pexiganan, expires on June 15, 2016 without any term extension. The foreign patents corresponding to U.S. Patent No. 5,912,231 expired in 2009. As a result, Dipexium has no foreign patent protection for the pexiganan API. Dipexium has recently been issued a U.S. patent, U.S. Patent No. 8,530,409, covering its new formulation of Locilex® as well as a method of using this new formulation to treat skin or wound infections. The U.S. Patent No. 8,530,409 claims are directed to very specific formulations of the pexiganan API, and their methods of use to treat skin or wound infections. As a result, U.S. Patent No. 8,530,409 would not prevent third party competitors from creating, making and marketing alternative formulations of pexiganan, including topical formulations that fall outside the scope of the U.S. Patent No. 8,530,409 claims. There can be no assurance that any such alternative formulations will not be equally effective as Locilex®. Introduction of any such competitive product could have a material adverse effect on sales of Locilex®. Moreover, even if these competitors do not actively promote their product for Dipexium’s targeted indication, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Dipexium may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on Locilex® or any product candidates Dipexium may develop or acquire in the future throughout the world would be prohibitively expensive. Competitors may use Dipexium’s technologies in jurisdictions where Dipexium has not obtained patent protection to develop Dipexium’s own products and furthermore, may export otherwise infringing products to territories where Dipexium has patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with Dipexium’s future products in jurisdictions where Dipexium does not have any issued patents and Dipexium’s patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for Dipexium to stop the infringement of Dipexium’s patents or marketing of competing products in violation of Dipexium’s proprietary rights generally. Proceedings to enforce Dipexium’s patent rights in foreign jurisdictions could result in substantial cost and divert Dipexium’s efforts and attention from other aspects of Dipexium’s business.

Obtaining and maintaining Dipexium’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Dipexium’s patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

If Dipexium’s Locilex® trademark is not adequately protected, then Dipexium may not be able to build name recognition in its markets of interest and Dipexium’s business may be adversely affected.

Dipexium’s registered trademark, Locilex®, may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Dipexium may not be able to protect its rights to this trademark, which Dipexium needs to build name recognition by potential partners or customers in its markets of interest. Over the long term, if Dipexium is unable to establish name recognition based on Dipexium’s trademark, then Dipexium may not be able to compete effectively and its business may be adversely affected.

If Dipexium is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patent protection for Locilex®, Dipexium also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Dipexium seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Dipexium’s employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Dipexium also enters into confidentiality and invention or patent assignment agreements with its employees and consultants that obligate them to assign their inventions to Dipexium. Despite these efforts, any of these parties may breach the agreements and disclose Dipexium’s proprietary information, including its trade secrets, and Dipexium may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S., including in foreign jurisdictions, are less willing or unwilling to protect trade secrets. If any of Dipexium’s trade secrets were to be lawfully obtained or independently developed by a competitor, Dipexium would have no right to prevent them from using that technology or information to compete with Dipexium. If any of Dipexium’s trade secrets were to be disclosed to or independently developed by competitor, Dipexium’s competitive position would be harmed.

Risks Related to PLx

PLx has not yet generated significant revenues, has a limited operating history, has incurred net losses in each year since inception and anticipates that it will continue to incur significant losses for the foreseeable future, and if it is unable to achieve and sustain profitability following the merger, the market value of the combined organization’s common stock will likely decline.

Though it has been in existence since 2003, until recently, PLx’s efforts had been focused on research and development. It has not generated any revenue from the sale of products, has generated minimal revenue from licensing activities, and has incurred losses in each year since it commenced operations in 2003. PLx’s net losses for the years ended December 31, 2015 and 2016 were $3.7 million and $4.9 million, respectively. As of December 31, 2016, it had an accumulated deficit of approximately $52.0 million.

It is expected that PLx will continue to incur significant expenses and increased operating losses for the foreseeable future as it continues the development and commercialization of Aspertec and its other product candidates. Expenses will also increase substantially if and when it:

•	discovers and develops additional product candidates;
•	establishes a sales, marketing and distribution infrastructure to commercialize Aspertec and any other product candidates for which it may obtain marketing approval;
•	establishes a manufacturing and supply chain sufficient for commercial quantities of Aspertec and any other product candidates for which it may obtain marketing approval;
•	maintains, expands and protects its intellectual property portfolio;
•	hires additional clinical, scientific and commercial personnel;
•	adds operational, financial and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts, as well as to support its transition to a public reporting company in connection with the merger; and
•	acquires or in-licenses other product candidates and technologies.

Even if it is able to generate revenues, PLx and the combined organization many never achieve profitability, and even it does achieve profitability in the future, it may not be able to sustain profitability in subsequent periods. PLx’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on stockholders’ equity and working capital. If it is unable to achieve and sustain profitability, the market value of its common stock will likely decline. Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, PLx is unable to predict the extent of any future losses or when, if ever, it will become profitable.

There is significant doubt about PLx’s ability to continue as a going concern if it is unable to secure additional funding.

PLx’s independent registered public accounting firm has noted, in their report on its accompanying consolidated financial statements and in Note 2 to such financial statements, that PLx has suffered recurring losses from operations, that it has insufficient working capital as of December 31, 2016, and that these factors raise substantial doubt regarding its ability to continue as a going concern. Its continuation as a going concern is dependent upon, among other things, its ability to obtain necessary equity or debt financing to continue operations (through this transaction or otherwise), and ultimately its ability to commercialize Aspertec.

PLx is substantially dependent on the success of its lead product candidate, Aspertec. If it is unable to successfully commercialize Aspertec or experiences significant delays in doing so, its business could be materially harmed.

Since 2003, PLx has invested its efforts and financial resources almost exclusively in the development of product candidates, including Aspertec. Its future success, and that of the combined organization, is substantially dependent on its ability to successfully commercialize Aspertec, which will depend on several factors, including the following:

•	establishing commercial manufacturing and supply arrangements;
•	establishing a commercial infrastructure;
•	identifying and successfully establishing one or more collaborations to commercialize Aspertec;
•	acceptance of the product by patients, the medical community and third-party payors;
•	obtaining market share while competing with more established companies;
•	a continued acceptable safety and adverse event profile of the product; and
•	qualifying for, identifying, registering, maintaining, enforcing and defending intellectual property rights and claims covering the product.

Serious adverse events, undesirable side effects or other unexpected properties of Aspertec or any other product candidate may be identified after approval that could delay, prevent or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of, Aspertec or PLx’s product candidates could cause PLx, an institutional review board, or regulatory authorities to interrupt, delay or halt its manufacturing and distribution operations and could result in a more restrictive label, the imposition of distribution or use restrictions or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If Aspertec or any of PLx’s other product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, PLx may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

Undesirable side effects or other unexpected adverse events or properties of Aspertec or any of PLx’s other product candidates could arise or become known either during clinical development or, if approved, after the approved product has been marketed. If such an event occurs during development, PLx’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order it to cease further development of, or deny approval of its other product candidates. If such an event occurs with respect to Aspertec, a number of potentially significant negative consequences may result, including:

•	regulatory authorities may withdraw the approval of such product;
•	regulatory authorities may require additional warnings on the label or impose distribution or use restrictions;
•	regulatory authorities may require one or more post-market studies;
•	PLx may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
•	PLx or the combined organization could be sued and held liable for harm caused to patients; and
•	PLx’s reputation, and that of the combined organization, may suffer.

Any of these events could prevent PLx from achieving or maintaining market acceptance of the affected product candidate, or could substantially increase commercialization costs and expenses, which could delay or prevent it from generating revenue from the sale of its products and harm its business and results of operations.

PLx will need substantial additional funding. If PLx is unable to raise capital when needed, it could be forced to delay, reduce or terminate its operations or commercialization efforts.

Since inception through December 31, 2016, PLx has financed its operations primarily through the private placements of its equity securities and short-term financing totaling approximately $44.0 million. As of December 31, 2016, PLx had a working capital deficit of approximately $2.5 million and cash and cash equivalents of approximately $59,000. It is anticipated that PLx will need to raise substantial additional financing in the future to fully fund its business plan and operations after the merger.

PLx may obtain additional financing through public or private equity offerings, debt financings (including related-party financings), a credit facility or strategic collaborations. Additional financing may not be available when needed or may not be available on favorable terms, if at all. PLx’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. PLx’s future financing requirements will depend on many factors, some of which are beyond its control, including:

•	the ability to enter into additional collaboration, licensing or other arrangements and the terms and timing of such arrangements;
•	the type, number, costs and results of the product candidate development programs which PLx is pursuing or may choose to pursue in the future;
•	the rate of progress and cost of its clinical trials, preclinical studies and other discovery and research and development activities;
•	the timing of, and costs involved in, seeking and obtaining FDA and other regulatory approvals;
•	the costs of preparing, filing, prosecuting, maintaining and enforcing any patent claims and other intellectual property rights, including litigation costs and the results of such litigation;
•	the emergence of competing technologies and other adverse market developments;
•	the resources PLx devotes to marketing, and, if approved, commercializing its product candidates;
•	the scope, progress, expansion, and costs of manufacturing its product candidates;
•	the ability to enter into collaborative agreements, to support the development of product candidates and development efforts; and
•	the costs associated with being a public company.

Future capital requirements will also depend on the extent to which PLx acquires or invests in additional complementary businesses, products and technologies. PLx currently has no understandings, commitments or agreements relating to any of these types of transactions.

If PLx is unable to raise additional funds when needed, it may be required to sell or license to others technologies or clinical product candidates or programs that it would prefer to develop and commercialize itself. Without additional funding — or, alternatively, a partner willing to collaborate and fund development — PLx will be unable to continue development of PL1200 Ibuprofen or any other development-stage products in its pipeline.

Even though Aspertec 325 mg has already obtained regulatory approval, it may never achieve market acceptance by physicians, patients, and others in the medical community necessary for commercial success and the market opportunity may be smaller than is currently estimated.

Even if PLx is able to launch Aspertec commercially, it may not achieve market acceptance among physicians, patients, hospitals (including pharmacy directors) and third-party payors and, ultimately, may not be commercially successful. Market acceptance of any product candidate for which PLx receives approval depends on a number of factors, including:

•	the efficacy and safety of the product candidate as demonstrated in clinical trials;
•	relative convenience and ease of administration;
•	the clinical indications for which the product candidate is approved;
•	the potential and perceived advantages and disadvantages of the product candidates, including cost and clinical benefit relative to alternative treatments;
•	strength of competitive products;
•	the effectiveness of sales and marketing efforts;
•	the strength of marketing and distribution support;
•	the willingness of physicians to recommend or prescribe the product;
•	the willingness of hospital pharmacy directors to purchase its products for their formularies;
•	the ability to maintain regulatory approvals for Aspertec;
•	acceptance by physicians, operators of hospitals and treatment facilities and parties responsible for reimbursement of the product;
•	the availability of adequate coverage and reimbursement by third-party payors and government authorities;
•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling or an approved risk evaluation and mitigation strategy;
•	the approval of other new products for the same indications;
•	the timing of market introduction of the approved product as well as competitive products; and
•	adverse publicity about the product or favorable publicity about competitive products.

Any failure by Aspertec or any other product candidate that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect PLx’s business prospects.

PLx’s ability to market Aspertec for long-term use may be hampered by lack of trial results demonstrating long-term GI-safety benefits.

While demonstrating a statistically significant reduction in mucosal damage at 42 days when evaluated using the same clinical endpoints used for early studies involving enteric coated aspirin, Aspertec 325 mg did not demonstrate a reduction in ulcer risk over the course of a 42-day trial when more contemporary clinical endpoints were used. This lack of demonstrated long-term GI benefits could hamper the ability to market Aspertec 325 mg for long-term use.

For many new product candidates, PLx will rely on third parties to conduct preclinical studies and all of PLx’s clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, PLx may be unable to obtain regulatory approval for or commercialize any of its product candidates.

If PLx elects to pursue new products, it will rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as contract research organizations, to conduct its preclinical studies and clinical trials on its product candidates in compliance with applicable regulatory requirements. These third parties are not PLx’s employees and, except for restrictions imposed by contracts with such third parties, PLx has limited ability to control the amount or timing of resources that they devote to its programs. Although PLx relies on these third parties to conduct its preclinical studies and clinical trials, it remains responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and the applicable legal, regulatory, and scientific standards, and PLx’s reliance on these third parties does not relieve it of its regulatory responsibilities. The FDA and regulatory authorities in other jurisdictions requires PLx to comply with regulations and standards, commonly referred to as current good clinical practices, or cGCPs, for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. If PLx or any of its third-party contractors fail to comply with applicable cGCPs, the clinical data generated in PLx’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. In addition, PLx is required to report certain financial interests of its third party investigators if those relationships exceed certain financial thresholds and meet other criteria. PLx’s clinical trials must also generally be conducted with products produced under current good manufacturing practice, or cGMP, regulations. Failure to comply with these regulations may require PLx to repeat clinical trials, which would delay the regulatory approval process.

Many of the third parties with whom PLx contracts may also have relationships with other commercial entities, some of which may compete with PLx. If the third parties conducting preclinical studies or clinical trials do not perform their contractual duties or obligations or comply with regulatory requirements, PLx may need to enter into new arrangements with alternative third parties. This could be costly, and the preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated, and PLx may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, or to commercialize such product candidate being tested in such studies or trials. If any of PLx’s relationships with these third parties terminate, it may not be able to enter into arrangements with alternative third party contractors or to do so on commercially reasonable terms. Though PLx carefully manages its relationships with CROs, there can be no assurance that it will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.

Clinical trials for future products may be delayed or prevented.

Clinical trials may be delayed or prevented for a broad range of reasons, including:

•	Difficulties obtaining regulatory approval to begin trials;
•	Delays in reaching agreements on acceptable terms with contract manufacturers and contract research organizations;
•	Insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct clinical trials;
•	Challenges recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including size and nature of subject population, proximity of subjects to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	Difficulties maintaining contact with subjects after treatment, which results in incomplete data;
•	Receipt by a competitor of marketing approval for a product targeting an indication that its product targets, such that PLx is not “first to market” with its product candidate;
•	Governmental or regulatory delays and changes in regulatory requirements, policy and guidelines;
•	Inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;
•	Unforeseen safety issues, including serious adverse events associated with a product candidate, or lack of effectiveness; and
•	Lack of adequate funding to continue the clinical trial.

One or more of these difficulties could result in delayed or cancelled trials and have a significant negative impact on earnings.

PLx will rely on third-party contract manufacturing organizations to manufacture and supply Aspertec and other product candidates, as well as certain raw materials used in the production thereof. If one of PLx’s suppliers or manufacturers fails to perform adequately, it may be required to incur significant delays and costs to find new suppliers or manufacturers.

PLx currently has limited experience in, and does not own facilities for, manufacturing product candidates, including Aspertec. It relies upon third-party manufacturing organizations to manufacture and supply product candidates and certain raw materials used in the production thereof. Some of PLx’s key components for the production of Aspertec have a limited number of suppliers.

PLx will not control the manufacturing process of, and will be completely dependent on, its contract manufacturing partners for compliance with cGMP regulations for manufacture of drug products. If contract manufacturers cannot successfully manufacture material that conforms to PLx’s specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, PLx will have no control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of product candidates or if it withdraws any such approval in the future, PLx may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for or market its product candidates, if approved.

PLx does not have commercial supply agreements with its suppliers. In the event that PLx and its suppliers cannot agree to the terms and conditions for them to provide clinical and commercial supply needs, PLx would not be able to manufacture its product or candidates until a qualified alternative supplier is identified, which could also delay the development of, and impair the ability to commercialize, its product candidates.

Third-party suppliers may not be able to meet PLx’s supply needs or timelines and this may negatively affect its business. The failure of third-party manufacturers or suppliers to perform adequately or the termination of PLx’s arrangements with any of them may adversely affect its business.

A key ingredient for PLx’s products is currently available from only a single provider.

One key ingredient is currently limited to a single provider, Lipoid GmbH (Lipoid), who supplies cGMP lecithin and is a leader in supplying high quality lipids to the global pharmaceutical industry. Lipoid developed this particular cGMP lecithin with PLx over a several year period, and has informed PLx that they are currently the only buyer of the product. PLx does not have a long-term contract with Lipoid for the supply of commercial quantities of this product, and there can be no assurances that Lipoid will be able to supply sufficient commercial quantities in compliance with regulatory requirements at an acceptable cost.

PLx may be subject to costly product liability claims related to its products and product candidates and, if PLx is unable to obtain adequate insurance or is required to pay for liabilities resulting from a claim excluded from, or beyond the limits of its insurance coverage, a material liability claim could adversely affect its financial condition.

PLx faces the risk that the use of its product candidates may result in adverse side effects. Although it has product liability insurance, PLx’s insurance may be insufficient to reimburse it for any expenses or losses it may suffer, and it may be required to increase its product liability insurance coverage as the size of its operations increase. PLx does not know whether it will be able to continue to obtain product liability coverage and obtain expanded coverage if required, on acceptable terms, if at all. PLx may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, its insurance coverage. To the extent that PLx is required to provide indemnities in favor of third parties, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against PLx alleging that a product candidate or product has caused an injury or is found to be unsuitable for consumer use. Any product liability claim brought against PLx, with or without merit, could result in:

•	the inability to commercialize Aspertec or future product candidates;
•	decreased demand for Aspertec or future candidates;
•	regulatory investigations that could require costly recalls or product modifications;
•	loss of revenue;
•	substantial costs of litigation;
•	liabilities that substantially exceed product liability insurance, which PLx would then be required to pay;
•	an increase in product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;
•	the diversion of management’s attention from PLx’s business; and
•	damage to PLx’s reputation and the reputation of its products.

Product liability claims may subject PLx to the foregoing and other risks, which could have a material adverse effect on its business, results of operations, financial condition and prospects.

PLx currently has no sales and marketing staff or distribution organization. If it is unable to develop a sales and marketing and distribution capability on its own or through third parties, it will not be successful in commercializing future products.

PLx currently has no sales, marketing or distribution organization or history. To achieve commercial success for any approved product candidate, PLx must either develop a sales, marketing and distribution organization or outsource these functions to third parties. If it relies on third parties for marketing and distributing approved products, any revenue received will depend upon the efforts of third parties, which may not be successful and are only partially within PLx’s control, and product revenue may be lower than if PLx directly marketed or sold its products. PLx has no historical operations in this area, and if such efforts become necessary, it may not be able to successfully commercialize its future products. If PLx is not successful in commercializing future products, either on its own or through third parties, any future product revenue will be materially and adversely affected.

PLx faces substantial competition and competitors may discover, develop or commercialize products faster or more successfully.

The development and commercialization of new drug products is highly competitive. PLx faces competition from major pharmaceutical companies and biotechnology companies worldwide with respect to Aspertec and other product candidates that PLx may seek to develop or commercialize in the future. There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates that compete directly or indirectly with Aspertec. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, safer or less costly than Aspertec or any other product candidates that PLx is currently developing or that it may develop, which could render its product candidates obsolete and noncompetitive.

Many of PLx’s competitors have materially greater name recognition and financial, manufacturing, marketing, research and drug development resources. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated. Large pharmaceutical companies in particular have extensive expertise in commercial sales, preclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with PLx’s competitors.

Finally, the success of any product that is successfully commercialized will depend in large part on PLx’s ability to prevent competitors from launching a generic version that would compete with such product. If such competitors are able to establish that PLx’s patents are invalid or that the generic version would not infringe upon PLx’s product, they may be able to launch a generic product prior to the expected expiration of PLx’s relevant patents, and any generic competition could have a material adverse effect on PLx’s business, results of operations, financial condition and prospects.

PLx may fail to innovate and be competitive.

PLx cannot state with certainty when or whether any of its products under development will be launched, whether they will be able to develop, license, or otherwise acquire compounds or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause PLx’s products to become obsolete, causing revenues and operating results to suffer.

PLx expects to compete with a large number of multinational pharmaceutical companies, biotechnology companies, and generic pharmaceutical companies. To successfully expand its product offerings, PLx must continue to deliver to the market innovative, cost-effective products that meet important medical needs. PLx’s product revenues can be adversely affected by the introduction by competitors of branded products that are perceived as superior by the marketplace, by generic or biosimilar versions of its branded products, and by generic or biosimilar versions of other products in the same therapeutic class as PLx’s branded products. PLx’s revenues can also be adversely affected by treatment innovations that eliminate or minimize the need for treatment with drugs.

PLx may attempt to form collaborations in the future with respect to its products, but it may not be able to do so, which may cause it to alter its development and commercialization plans.

PLx may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties with respect to its programs that it believes will complement or augment its existing business. For example, it entered into a licensing arrangement with Lee’s Pharmaceutical Holdings Limited for the commercialization of Aspertec in China and with an option for additional countries in Southeast Asia. PLx may attempt to find other strategic partners for other geographic jurisdictions and it may also attempt to find one or more strategic partners for the development or commercialization of one or more of its other product candidates. PLx faces significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. PLx may not be successful in its efforts to establish such a strategic partnership for any product candidates and programs on terms that are acceptable.

Any delays in identifying suitable collaborators and entering into agreements to develop or commercialize product candidates could negatively impact the development or commercialization of PLx’s product candidates in geographic regions where it does not have development and commercialization infrastructure. Absent a collaboration partner, PLx would need to undertake development or commercialization activities at its own expense. If it elects to fund and undertake development or commercialization activities on its own, PLx may need to obtain additional expertise and additional capital, which may not be available on acceptable terms or at all. If PLx is unable to do so, it may not be able to develop product candidates or bring them to market and its business may be materially and adversely affected.

PLx may be unable to realize the potential benefits of any collaboration.

Even if it is successful in entering into a collaboration with respect to the development or commercialization of one or more product candidates, there is no guarantee that the collaboration will be successful. Collaborations may pose a number of risks, including:

•	collaborators may not perform their obligations as expected;
•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the course of development, might cause delays or termination of the development or commercialization of product candidates, and might result in legal proceedings, which would be time-consuming, distracting and expensive;
•	collaborators may be impacted by changes in their strategic focus or available funding, or business combinations involving them, which could cause them to divert resources away from the collaboration;
•	collaborators may infringe the intellectual property rights of third parties, which may expose PLx to litigation and potential liability;
•	the collaborations may not result in PLx achieving revenue to justify such transactions; and
•	collaborations may be terminated and, if terminated, may result in a need for PLx to raise additional capital to pursue further development or commercialization of the applicable product candidate.

As a result, a collaboration may not result in the successful development or commercialization of PLx’s product candidates.

PLx will need to grow its organization, and may experience difficulties in managing growth.

As of December 31, 2016, PLx had seven employees. PLx will need to expand its managerial, operational, financial and other resources in order to manage operations, continue development activities, commercialize Aspertec or other product candidates, and transition to becoming a public reporting company. PLx’s management and personnel, systems and facilities currently in place may not be adequate to support this future growth. PLx’s need to effectively execute its business strategy requires that it:

•	manages its internal discovery and development efforts effectively while carrying out its contractual obligations to licensors, contractors, government agencies, any future collaborators and other third parties;
•	continues to improve operational, financial and management controls, reporting systems and procedures; and
•	identifies, recruits, maintains, motivates and integrates additional employees.

If it is unable to expand managerial, operational, financial, and other resources to the extent required to manage development and commercialization activities, PLx’s business will be materially adversely affected.

PLx is highly dependent on the services of Michael J. Valentino and Natasha Giordano, and on its ability to attract and retain qualified personnel.

PLx may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. PLx is highly dependent on the principal members of its management and scientific staff, particularly its Executive Chairman of the Board, Michael J. Valentino, and its President and Chief Executive Officer, Natasha Giordano. If it is not able to retain Mr. Valentino or Ms. Giordano, or is not able to attract, on acceptable terms, additional qualified personnel necessary for the continued development of its business, PLx may not be able to sustain its operations or grow. Although PLx has executed employment agreements with each member of its current executive management team, including Mr. Valentino and Ms. Giordano, it may not be able to retain their services as expected.

In addition, PLx has scientific and clinical advisors who assist it in formulating product development and clinical strategies. These advisors are not employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability, or may have arrangements with other companies to assist in the development of products that may compete with PLx’s.

If PLx is not able to attract, retain and motivate necessary personnel to accomplish its business objectives, it may experience constraints that will significantly impede the achievement of its development objectives, its ability to raise additional capital and its ability to implement its business strategy.

PLx’s business involves the use of hazardous materials and it and third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how it does business.

PLx third-party manufacturers’ activities and its own activities may involve the controlled storage, use and disposal of hazardous materials, including the components of pharmaceutical product candidates, test samples and reagents, biological materials and other hazardous compounds. PLx and its manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. PLx currently carries no insurance specifically covering environmental claims relating to the use of hazardous materials. Although PLx believes that its safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, it cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail the use of these materials and/or interrupt PLx’s business operations. In addition, if an accident or environmental discharge occurs, or if PLx discovers contamination caused by prior operations, including by prior owners and operators of properties it acquires, it could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm PLx’s financial condition and results of operations.

PLx or the third parties upon whom it depends may be adversely affected by natural disasters.

Changes to global climate, extreme weather and natural disasters that could affect demand for PLx’s products and services, cause disruptions in manufacturing and distribution networks, alter the availability of goods and services within the supply chain, and affect the overall design and integrity of its operations.

PLx’s corporate headquarters are currently located in Houston, Texas, which in the past has experienced hurricanes. Hurricanes or other natural disasters could severely disrupt operations, and have a material adverse effect on PLx’s business, operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented PLx from using all or a significant portion of its headquarters, that damaged critical infrastructure, such as information technology systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for PLx to continue its business for a substantial period of time.

If such an event were to affect PLx’s supply chain, it could have a material adverse effect on its business.

PLx’s employees, independent contractors, principal investigators, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

PLx is exposed to the risk that its employees, independent contractors, principal investigators, consultants and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities that violates: (1) FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; (2) manufacturing standards; (3) federal and state healthcare fraud and abuse laws and regulations; or (4) laws that require the true, complete and accurate reporting of financial information or data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to PLx’s reputation.

It is not always possible to identify and deter misconduct by PLx’s employees and other third parties, and the precautions PLx takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against PLx, and it are not successful in defending itself or asserting its rights, those actions could have a significant impact on PLx’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect PLx’s ability to operate its business and its results of operations.

Requirements associated with being a public company will increase costs significantly, as well as divert significant company resources and management attention.

Prior to the merger, PLx has not been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), or the other rules and regulations of the SEC or any securities exchange relating to public companies. PLx is working with its legal, independent accounting and financial advisors to identify those areas in which changes should be made to its financial and management control systems to manage its growth and obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. PLx has made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to operate as a public company could be material, particularly after PLx ceases to be an “emerging growth company.” Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. In addition, the changes PLx makes may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis.

Being a public company could also make it more difficult or more costly for PLx to obtain certain types of insurance, including directors’ and officers’ liability insurance, and PLx may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for PLx or the combined organization to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Following the merger, if PLx is not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, it may be subject to sanctions by regulatory authorities.

Section 404 of the Sarbanes-Oxley Act of 2002 will require that PLx evaluate and determine the effectiveness of its internal controls over financial reporting and, beginning with its annual report for the year ending December 31, 2017, provide a management report on the internal control over financial reporting. If PLx has a material weakness in its internal controls over financial reporting, it may not detect errors on a timely basis and its financial statements may be materially misstated. PLx will be evaluating its internal controls systems to allow management to report on, and eventually its independent auditors will attest to, the effectiveness of the operation of its internal controls. PLx will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and eventual auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The aforementioned auditor attestation requirements will not apply to PLx until it is no longer an “emerging growth company.”

To date, PLx has not conducted a review of its internal controls for the purpose of providing the reports required by these rules. It cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations. If PLx is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, it may be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ. Any such action could adversely affect its financial results or investors’ confidence and could cause its stock price to fall. Moreover, if PLx is not able to comply with the requirements of Section 404 in a timely manner, or if it or its independent registered public accounting firm identifies deficiencies in PLx’s internal controls that are deemed to be material weaknesses, it could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect its stock price. Deficient internal controls could also cause PLx to fail to meet its reporting obligations or cause investors to lose confidence in its reported financial information, which could have a negative effect on PLx’s stock price.

PLx’s understanding of the safety and efficacy of Aspertec could change as larger portions of the population begin using Aspertec.

Aspertec, like all NSAIDs, poses specific risks, including stomach bleeding and, for aspirin, Reyes syndrome. As the product is used by additional patients, PLx may discover new risks associated with Aspertec which may result in changes to the distribution program and additional restrictions on the use of Aspertec which may decrease demand for the product. Regulatory authorities have been moving towards more active and transparent pharmacovigilance and are making greater amounts of stand-alone safety information and clinical trial data directly available to the public through websites and other means, e.g. periodic safety update report summaries, risk management plan summaries and various adverse event data. Safety information, without the appropriate context and expertise, may be misinterpreted and lead to misperception or legal action which may potentially cause PLx’s product sales or stock price to decline. Further, if serious safety, resistance or drug interaction issues arise with its marketed products, sales of these products could be limited or halted by PLx or by regulatory authorities and PLx’s results of operations would be adversely affected.

Adverse safety events involving PLx’s marketed products may have a negative impact on its business.

Discovery of safety issues with PLx’s products could create product liability and could cause additional regulatory scrutiny and requirements for additional labeling, withdrawal of products from the market, and the imposition of fines or criminal penalties. Adverse safety events may also damage physician and patient confidence in PLx’s products and reputation. Any of these could result in liabilities, loss of revenue, material write-offs of inventory, material impairments of intangible assets, goodwill and fixed assets, material restructuring charges and other adverse impacts on PLx’s results of operations. The reporting of adverse safety events involving PLx’s products or products similar to PLx’s and public rumors about such events may increase claims against it and may also cause its product sales or stock price to decline or experience periods of volatility. Restrictions on use or significant safety warnings that may be required to be included in the label of PLx’s products — such as the risk of developing an allergic reaction to soy, stomach bleeding or Reyes syndrome, in the label for Aspertec — may significantly reduce expected revenues for this product and require significant expense and management time.

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

PLx’s business will be highly dependent on professional and public reputation and perception, which may change, leading to volatile sales.

Market perceptions of PLx are very important to its business, especially market perceptions of the company and brands, and the safety and quality of its products. If PLx, its partners and suppliers, or its brands suffer from negative publicity, or if any of its products or similar products which other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, ineffective or harmful to consumers, then this could have a material adverse effect on PLx’s business, financial condition, results of operations, cash flows, and/or share price. Also, because PLx is dependent on market perceptions, negative publicity associated with product quality, patient illness, or other adverse effects resulting from, or perceived to be resulting from, PLx’s products, or its partners’ and suppliers’ manufacturing facilities, could have a material adverse effect on PLx’s business, financial condition, results of operations, cash flows, or share price.

PLx must be able to adapt to changed circumstances and quickly update product labels, which could be costly or harm its reputation.

PLx may be required by regulatory authorities to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product’s label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by PLx, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies can assist PLx and healthcare providers in identifying the best patient population for each product, it can also negatively impact PLx’s revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product’s reimbursement status or priority with certain payors, which could also adversely affect revenues.

If PLx is unable to obtain and maintain sufficient intellectual property protection for Aspertec or its future product candidates, or if the scope of the intellectual property protection is not sufficiently broad, PLx’s competitors could develop and commercialize products similar or identical to PLx’s, and PLx’s ability to successfully commercialize its product candidates may be adversely affected.

PLx relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to its technologies. If PLx does not adequately protect its intellectual property, competitors may be able to use its technologies and erode or negate any competitive advantage it may have, which could harm its business and ability to achieve profitability. In particular, PLx’s success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries with respect to its product candidates. However, PLx may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. PLx may also fail to identify patentable aspects of its research and development before it is too late to obtain patent protection.

Further, the patentability of inventions, and the validity, enforceability and scope of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. As a result, patent applications that PLx owns or licenses may fail to result in issued patents in the United States or in other foreign countries for many reasons. For example, since patent applications in the United States and most other countries are confidential for a period of time after filing, PLx cannot be certain that it was the first to file any patent application related to its product candidates. Even if patents have issued, or do successfully issue, from patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, PLx’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing around its claims. If the breadth or strength of protection provided by the patents and patent applications PLx holds, licenses or pursues with respect to its product candidates is threatened, it could threaten PLx’s ability to commercialize its product candidates. Further, if PLx encounters delays in its clinical trials, the period of time during which it could market any of its product candidates under patent protection, if approved, would be reduced. Changes to the patent laws in the United States and other jurisdictions could also diminish the value of its patents and patent applications or narrow the scope of PLx’s patent protection.

If it is unable to protect the confidentiality of its trade secrets, the value of PLx’s technology could be materially adversely affected and PLx’s business would be harmed.

In addition to the protection afforded by patents, PLx relies on confidential proprietary information — including trade secrets and know-how — to develop and maintain its competitive position. Any disclosure to or misappropriation by third parties of PLx’s confidential proprietary information could enable competitors to quickly duplicate or surpass its technological achievements, thus eroding PLx’s competitive position in its market. PLx seeks to protect its confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with its employees and confidentiality agreements with consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect PLx’s proprietary information. However, PLx cannot be certain that such agreements have been entered into with all relevant parties, and it cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose PLx’s proprietary information, including its trade secrets, and PLx may not be able to obtain adequate remedies for such breaches. PLx also seeks to preserve the integrity and confidentiality of its confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. If any of its confidential proprietary information were to be lawfully obtained or independently developed by a competitor, PLx would have no right to prevent such competitor from using that technology or information to compete, which could harm PLx’s competitive position. If PLx is unable to prevent material disclosure of the intellectual property related to its technologies to third parties, it will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, results of operations and financial condition.

If PLx is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay it from developing or commercializing its product candidates.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and PLx may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to its technology or product candidates, including post-grant or inter-partes proceedings, interference or derivation proceedings before the U.S. Patent and Trademark Office, or USPTO. Third parties may assert infringement claims against PLx based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including PLx, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If PLx is sued for patent infringement, it would need to demonstrate that its product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and PLx may not be able to do this. Proving that a patent is invalid is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if PLx is successful in such proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on it. Even if PLx is successful in defending these claims, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on PLx.

If PLx is found to infringe a third party’s intellectual property rights, it could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, PLx may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, PLx may not be able to obtain any required license on commercially reasonable terms or at all. Even if it were able to obtain a license, it could be non-exclusive, thereby giving PLx’s competitors access to the same technologies licensed to PLx. In addition, PLx could be found liable for monetary damages, including treble damages and attorneys’ fees if it is found to have willfully infringed a patent. A finding of infringement could prevent PLx from commercializing its product candidates or force it to cease some of its business operations, which could materially harm PLx’s business. PLx may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require PLx to pay royalties and other fees that could be significant. Claims that PLx has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on PLx’s business.

PLx may be involved in lawsuits to protect or enforce its intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate PLx’s patents, the patents of its licensors, or other intellectual property rights. To counter infringement or unauthorized use, PLx may be required to file infringement claims, which can be expensive and time-consuming. Any claims that it asserts against perceived infringers could also provoke these parties to assert counterclaims against PLx alleging that it infringes their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent of PLx’s is not valid or is unenforceable, in whole or in part, or may refuse to stop the other party in such infringement proceeding from using the technology at issue on the grounds that PLx’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of PLx’s patents at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of its patent applications at risk of not yielding an issued patent.

Post-grant or inter-parte proceedings, interference or derivation proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to PLx’s patents or patent applications. PLx may also become involved in other proceedings, such as re-examination or opposition proceedings, before the USPTO or its foreign counterparts relating to its intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceedings could require PLx to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause PLx to lose valuable intellectual property rights. PLx’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract PLx’s management and other employees. PLx may also become involved in disputes with others regarding the ownership of intellectual property rights. For example, PLx jointly develops intellectual property with certain parties, and disagreements may therefore arise as to the ownership of the intellectual property developed pursuant to these relationships. If PLx is unable to resolve these disputes, it could lose valuable intellectual property rights.

PLx may not be able to prevent misappropriation of trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of PLx’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of PLx’s common stock. Even if resolved in its favor, litigation or other legal proceedings relating to intellectual property claims may cause PLx to incur significant expenses, and could distract technical and/or management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have negatively affect PLx’s ability to compete in the marketplace.

PLx may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of its product candidates throughout the world would be prohibitively expensive. Competitors may use PLx’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where PLx has patent protection but where enforcement is not as strong, or where standards are different than they are in the United States. These products may compete with PLx’s products in jurisdictions where it does not have any issued patents and PLx’s patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including China, where PLx currently has granted a license for Aspertec 325 mg. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for PLx to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce PLx’s patent rights in foreign jurisdictions could result in substantial cost and divert efforts and attention from other aspects of its business.

If PLx breaches any of the agreements under which it licenses the use, development and commercialization rights to its product candidates from third parties, it could lose license rights that are important to its business.

In addition to its own patents, an important patent family covering Aspertec is owned by The Board of Regents of the University of Texas System. PLx’s development and commercialization of Aspertec is subject to its license agreement with The University of Texas as is its license agreement with Lee’s Pharmaceutical Holdings Limited. Under its existing license agreements, PLx is subject to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations for achievement of certain milestones and royalties on product sales, as well as other material obligations. If it fails to comply with any of these obligations or otherwise breaches its license agreements, The University of Texas may have the right to terminate the applicable license in whole or in part. Specifically, Section 4.6 of PLx’s license agreement with the University of Texas System (as amended) provides that “Reasonable commercial diligence shall require that PLx . . . . [o]n or before September 8, 2013, Sell or offer for Sale a Licensed Product.” While PLx believes that it has exercised reasonable commercial diligence to actively attempt such commercialization, it has not yet successfully commercialized a licensed product. As such, The Board of Regents of the University of Texas System may have the option to terminate the license agreement, or to limit the exclusivity of the license in certain territories.

The loss of PLx’s license agreement with The University of Texas could materially adversely affect its ability to proceed with the development or potential commercialization of Aspertec as currently planned, and could materially adversely affect its ability to proceed with any development or potential commercialization of PL1200 Ibuprofen and other NSAID programs.

The risks described elsewhere pertaining to PLx’s patents and other intellectual property rights also apply to the intellectual property rights that it licenses, and any failure by PLx or its licensors to obtain, maintain and enforce these rights could have a material adverse effect on PLx’s business. In some cases PLx does not have control over the prosecution, maintenance or enforcement of the patents that it licenses, and may not have sufficient ability to consult and input into the patent prosecution and maintenance process with respect to such patents, and its licensors may fail to take the steps necessary or desirable in order to obtain, maintain and enforce the licensed patents.

Limitations on intellectual property rights may result in other threats to PLx’s competitive advantage.

The degree of future protection afforded by PLx’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business or permit it to maintain its competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are similar to Aspertec or future product candidates but that are not covered by the claims of the patents that PLx owns or licenses;
•	PLx or its licensors or collaborators might not have been the first to make the inventions covered by an issued patent or pending patent application that it owns or licenses;
•	PLx or its licensors or collaborators might not have been the first to file patent applications covering an invention;
•	others may independently develop similar or alternative technologies or duplicate any of PLx’s technologies without infringing PLx’s intellectual property rights;
•	pending patent applications that PLx owns or licenses may not lead to issued patents;
•	issued patents that PLx owns or licenses may not provide it with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by its competitors;
•	PLx’s competitors might conduct research and development activities in countries where PLx does not have patent rights and then use the information learned from such activities to develop competitive products for sale in PLx’s major commercial markets; and
•	PLx may not develop or in-license additional proprietary technologies that are patentable.

PLx may be subject to claims that its employees or consultants have wrongfully used or disclosed alleged trade secrets of former or other employers.

Some of PLx’s employees, consultants, advisors, and members of its board of directors, including its senior management, have been employed or retained by other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although PLx tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work, PLx may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individuals’ former or other employer. PLx is not aware of any material threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If it fails in defending any such claims, in addition to paying monetary damages, PLx may lose valuable intellectual property rights or personnel. Even if PLx is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to the Combined Organization

In determining whether you should approve the merger and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors — Risks Related to the Merger,” “Risk Factors — Risks Related to Dipexium” and “Risk Factors — Risks Related to PLx,” which will also apply to the combined organization.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined organization will incur significant legal, accounting and other expenses that PLx did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The NASDAQ Stock Market LLC. These rules and regulations are expected to increase the combined organization’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined organization’s management team will consist of certain of the executive officers of PLx prior to the merger, many of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors and officers’ liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization’s board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization’s business or stock price to suffer.

The NASDAQ Capital Market considers the anticipated merger of Dipexium and PLx to be a business combination with a non-NASDAQ entity, resulting in a change in control of Dipexium; and, therefore, has required that Dipexium submit a new initial listing application, which requires certain actions on the part of the combined organization which may not be successful and, if unsuccessful, could make it more difficult for holders of shares of the combined organization to sell their shares.

The NASDAQ Capital Market considers the merger between Dipexium and PLx to be a business combination with a non-NASDAQ entity, resulting in a change in control of Dipexium and has required that Dipexium submit a new initial listing application. The NASDAQ Capital Market may not approve Dipexium’s new initial listing application for The NASDAQ Capital Market on a timely basis, or at all. If this occurs and the merger is still completed, stockholders may have difficulty converting their investments into cash effectively. Additionally, as part of the new initial listing application, Dipexium may be required to submit, among other things, a plan for the combined organization to effect a reverse stock split. A reverse stock split likely would increase the per share trading price by an as yet undetermined multiple. The change in share price may affect the volatility and liquidity of the combined organization’s stock, as well as the marketplace’s perception of the stock. As a result, the relative price of the combined organization’s stock may decline and/or fluctuate more than in the past, and stockholders may have trouble converting their investments in the combined organization into cash effectively.

Fluctuations in operating results could adversely affect the price of the combined organization’s common stock.

The combined organization’s operating results are likely to fluctuate significantly from quarter to quarter and year to year. These fluctuations could cause the price of its common stock to decline. Some of the factors that may cause operating results to fluctuate on a period-to-period basis include the scope, progress, duration results and costs of preclinical and clinical development programs, as well as non-clinical studies and assessments of product candidates and programs, restructuring costs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, the cost, timing and outcomes of regulatory compliance, approvals or other regulatory actions and general and industry-specific economic conditions, particularly as affects the pharmaceutical, biopharmaceutical or biotechnology industries in the United States. Period-to-period comparisons of Dipexium and PLx’s historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Fluctuating losses may fail to meet the expectations of securities analysts or investors. Failure to meet these expectations may cause the price of the combined organization’s common stock to decline.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to its business and operations, including certain employees of PLx who become employees of the combined organization upon completion of the merger. Key employees may depart following the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the merger. Accordingly, no assurance can be given that the combined organization will be able to retain key employees.

Anti-takeover provisions in the combined organization charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

Provisions in the combined organization’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although Dipexium and PLx believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Dipexium and PLx do not anticipate that the combined organization will pay any cash dividends in the foreseeable future.

The current expectation is that the combined organization will retain its future earnings to fund the development and growth of the combined organization’s business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

Future sales of common stock by existing Dipexium or PLx stockholders may cause the price of common stock to fall.

For the six-month period ended December 31, 2016, the average daily trading volume of Dipexium common stock on the NASDAQ Capital Market has been approximately 500,000 shares. Subject to the lock-up agreements entered into between each of Dipexium and PLx and certain of each other’s stockholders, if Dipexium’s existing stockholders or PLx’s stockholders receiving shares of Dipexium common stock in the merger sell substantial amounts of the combined organization’s common stock in the public market, or investors perceive that these sales could occur, the market price of such common stock could decrease significantly.

The price of Dipexium common stock after the merger is completed may be affected by factors different from those currently affecting the price of Dipexium common stock.

The business of Dipexium differs significantly from the business of PLx and, accordingly, the results of operations of the combined organization and the trading price of Dipexium common stock following completion of the merger may be affected significantly by factors different from those currently affecting the independent results of operations of Dipexium.

Future results of the combined organization may differ materially from the unaudited pro forma financial statements presented herein.

The future results of the combined organization may be materially different from those shown in the unaudited pro forma condensed combined financial statements presented herein, which show only a combination of the historical results of Dipexium and PLx, and the financial forecasts prepared by PLx in connection with discussions concerning the merger.

The combined organization’s ability to utilize Dipexium’s or PLx’s net operating loss and tax credit carryforwards in the future is subject to substantial limitations and may be further limited as a result of the merger.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percent change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Further, if the historic business of Dipexium is not treated as being continued by the combined entity for the two-year period beginning on the date of the merger (referred to as the “continuity of business requirement”), the pre-transaction net operating loss carryforward deductions become substantially reduced or unavailable for use by the surviving corporation in the transaction. It is expected that the merger with PLx will result in an “ownership change” of Dipexium. Accordingly, the combined organization’s ability to utilize Dipexium’s net operating loss and tax credit carryforwards will be substantially limited. These limitations, in turn, could result in increased future tax payments for the combined organization, which could have a material adverse effect on the business, financial condition or results of operations of the combined organization.

Under Section 384 of the Code, available net operating loss carryovers of Dipexium or PLx may not be available to offset certain gains arising after the merger from assets held by the other corporation at the effective time of the merger. This limitation will apply to the extent that the gain is attributable to an unrealized built-in-gain in the assets of Dipexium or PLx existing at the effective time of the merger. To the extent that any such gains are recognized in the five year period after the merger upon the disposition of any such assets, the net operating loss carryovers of the other corporation will not be available to offset such gains (but the net operating loss carryovers of the corporation that owned such assets will not be limited by Section 384 although they may be subject to other limitations under Section 382 as described above).

After completion of the merger, the combined organization will possess not only all of the assets but also all of the liabilities of both Dipexium and PLx. Discovery of previously undisclosed or unknown liabilities could have an adverse effect on the combined organization’s business, operating results and financial condition.

Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems. After completion of the merger, the combined organization will possess not only all of the assets, but also all of the liabilities of both Dipexium and PLx. Although Dipexium conducted a due diligence investigation of PLx and its known and potential liabilities and obligations, and PLx conducted a due diligence investigation of Dipexium and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise after completion of the merger, which could have an adverse effect on the combined organization’s business, operating results and financial condition.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Dipexium cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and closing of the merger, Dipexium’s or PLx’s ability to solicit a sufficient number of proxies to approve the merger and other matters related to the consummation of the merger.

For a discussion of the factors that may cause Dipexium, PLx or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Dipexium and PLx to complete the merger and the effect of the merger on the business of Dipexium, PLx and the combined organization, see “Risk Factors” beginning on page 26.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Dipexium. See “Where You Can Find More Information” beginning on page 228.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Dipexium, PLx or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this joint proxy statement/prospectus are current only as of the date on which the statements were made. Dipexium and PLx do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

ANNUAL MEETING OF DIPEXIUM STOCKHOLDERS

This joint proxy statement/prospectus is being sent to Dipexium stockholders in order to provide important information regarding the merger in connection with the solicitation of proxies by Dipexium’s board of directors for use at the annual meeting of its stockholders and at any adjournment or postponement of the annual meeting.

Date, Time and Place

The annual stockholders meeting of Dipexium stockholders will be held on [•  ], 2017, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Chrysler Center, 666 Third Avenue, 32nd Floor, New York, New York 10017 commencing at 10:00 a.m. local time. Dipexium is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Dipexium board of directors for use at the Dipexium annual stockholders meeting and any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Dipexium on or about [•  ], 2017.

Purposes of the Dipexium Annual Meeting

The purposes of the Dipexium annual stockholders meeting are:

1.	To approve the issuance of shares of Dipexium common stock to PLx stockholders by virtue of the merger, as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016 by and among Dipexium, AcquireCo and PLx, a copy of which is attached as Annex A to this joint proxy statement/prospectus;
2.	To authorize an amendment to Dipexium’s amended and restated certificate of incorporation to (a) increase the number of authorized shares of common stock from 30,000,000 to 100,000,000, as described in the joint proxy statement/prospectus, the approval of which is necessary to enable Dipexium to issue the required number of shares of Dipexium common stock to PLx stockholders in connection with the merger, and (b) change the name of Dipexium to “PLx Pharma Inc.” subject to the consummation of the merger. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger;
3.	To approve an amendment to Dipexium’s amended and restated certificate of incorporation effecting a reverse stock split of Dipexium common stock, at a ratio ranging from 1-for-2 to 1-for-8;
4.	To elect Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as directors to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal; (provided, however, that, if the merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement);
5.	To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Dipexium’s named executive officers as disclosed in this joint proxy statement/prospectus;
6.	To ratify the selection of CohnReznick LLP, an independent registered public accounting firm, as the independent auditor of Dipexium Pharmaceuticals, Inc. for the fiscal year ending December 31, 2017;
7.	To consider and vote on a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve the items under 1, 2 and 3 above; and
8.	To transact such other business as may properly come before the stockholders at the Dipexium annual stockholders meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1 and 2 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. Therefore, the completion of the merger, the issuance of shares of Dipexium common stock in connection with the merger and the amendments to the amended and restated certificate of incorporation of Dipexium will not take place without the approval of Proposal Nos. 1 and 2.

Recommendation of the Dipexium Board of Directors

The Dipexium board of directors has determined and believes that the issuance of shares of Dipexium common stock by virtue of the merger is in the best interests of Dipexium and its stockholders and has approved such items. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 1 to approve the issuance of shares of Dipexium common stock in the merger.

The Dipexium board of directors has determined and believes that the amendment to the amended and restated certificate of incorporation of Dipexium to increase the number of authorized shares of common stock from 30,000,000 shares to 100,000,000 shares and to change the name of Dipexium to “PLx Pharma Inc.” is advisable to, and in the best interests of, Dipexium and its stockholders and has approved such amendment. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 2 to approve the increased in the number of authorized shares and the name change.

The Dipexium board of directors has determined and believes that it is advisable to, and in the best interests of, Dipexium and its stockholders to approve the amended and restated certificate of incorporation of Dipexium effecting the proposed reverse stock split, as described in this joint proxy statement/prospectus. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 3 to approve the amended and restated certificate of incorporation of Dipexium effecting the proposed reverse stock split, as described in this joint proxy statement/prospectus.

The Dipexium board of directors has determined and believes that the election of Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as directors to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal is advisable to, and in the best interests of, Dipexium and its stockholders and has approved and adopted the proposal. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 4 to elect Robert J. DeLuccia, David P. Luci, Jack H. Dean, Michael Duffy, Thomas Harrison, William J. McSherry, Jr. and Barry Kagan as directors to serve for a term that expires at the 2017 Annual Meeting of Stockholders, or until his successor is elected and qualified or until his earlier resignation or removal; provided, however, that, if the merger is completed, the Dipexium board of directors will consist of the seven persons identified elsewhere in this joint proxy statement/prospectus.

The Dipexium board of directors has determined and believes that it is advisable to, and in the best interests of, Dipexium and its stockholders to approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Dipexium’s named executive officers. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” proposal No. 5 to approve the golden parachute compensation of named executive officers as disclosed in this joint proxy statement/prospectus.

The Dipexium board of directors has determined and believes that the ratification of the selection of CohnReznick LLP as Dipexium’s independent registered public accounting firm for the fiscal year ending December 31, 2017 is advisable to, and in the best interests of Dipexium and its stockholders and has approved such ratification. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 6 to ratify the selection of CohnReznick LLP as Dipexium’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

The Dipexium board of directors has determined and believes that adjourning the Dipexium annual stockholders meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Dipexium Proposal Nos. 1, 2 and 3 is advisable to, and in the best interests of, Dipexium and its stockholders and has approved and adopted the proposal. The Dipexium board of directors unanimously recommends that Dipexium stockholders vote “FOR” Dipexium Proposal No. 7 to adjourn the Dipexium annual stockholders meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Dipexium Proposal Nos. 1, 2 and 3.

Record Date and Voting Power

Only holders of record of Dipexium common stock at the close of business on the record date, [•  ], 2017, are entitled to notice of, and to vote at, the Dipexium annual stockholders meeting. There were approximately [•  ] holders of record of Dipexium common stock at the close of business on the record date. At the close of business on the record date, [•  ] shares of Dipexium common stock were issued and outstanding. Each share of Dipexium common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Dipexium” in this joint proxy statement/prospectus for information regarding persons known to the management of Dipexium to be the beneficial owners of more than 5% of the outstanding shares of Dipexium common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Dipexium for use at the Dipexium annual stockholders meeting.

If you are a stockholder of record of Dipexium as of the record date referred to above, you may vote in person at the Dipexium annual stockholders meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Dipexium annual stockholders meeting, Dipexium urges you to vote by proxy to ensure your vote is counted. You may still attend the Dipexium annual stockholders meeting and vote in person if you have already voted by proxy. As a stockholder of record:

•	to vote in person, come to the Dipexium annual stockholders meeting and Dipexium will give you a ballot when you arrive;
•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Dipexium before the Dipexium annual stockholders meeting, Dipexium will vote your shares as you direct; or
•	to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by [• ] 2017, to be counted.

If your Dipexium shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Dipexium shares. If you do not give instructions to your broker, your broker can vote your Dipexium shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Dipexium shares will be treated as broker non-votes. It is anticipated that Dipexium Proposal Nos. 1, 2 and 3 will be non-discretionary items.

Dipexium stockholders of record, other than those Dipexium stockholders who have executed voting agreements, may change their vote at any time before their proxy is voted at the Dipexium annual stockholders meeting in one of three ways. First, a stockholder of record of Dipexium can send a written notice to the Secretary of Dipexium stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Dipexium can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Dipexium can attend the Dipexium annual stockholders meeting and vote in person. Attendance alone will not revoke a proxy. If a Dipexium stockholder of record or a stockholder who owns Dipexium shares in “street name” has instructed a broker to vote its shares of Dipexium common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Dipexium annual stockholders meeting of the holders of a majority of the shares of Dipexium common stock outstanding and entitled to vote at the Dipexium annual stockholders meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Dipexium Proposal Nos. 1, 5, 6 and 7 requires the affirmative vote of the holders of a majority of the shares of Dipexium common stock having voting power present in person or represented by proxy at the Dipexium annual stockholders meeting. Approval of Dipexium Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Dipexium common stock having voting power outstanding on the record date for the Dipexium annual stockholders meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Dipexium annual stockholders meeting is required for approval of Proposal No. 4.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6 and 7. Similarly, broker non-votes will have the same effect as “AGAINST” votes for Dipexium Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4, 5, 6 and 7.

Certain directors of Dipexium, owning a combined 33% of the shares of Dipexium common stock entitled to vote at the Dipexium annual stockholders meeting, are subject to voting agreements. Each stockholder that entered into a voting agreement has agreed to vote all shares of Dipexium common stock owned by him as of the record date in favor of the issuance of Dipexium common stock in the merger as contemplated by the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of Dipexium as contemplated by the Merger Agreement on the date on which such meeting is held, and any other matter necessary to complete the transactions contemplated by the Merger Agreement that are considered and voted upon by Dipexium’s stockholders and against any “acquisition proposal,” as defined in the Merger Agreement. As of [•], 2017, Dipexium and PLx are not aware of any affiliate of PLx owning any shares of Dipexium common stock entitled to vote at the Dipexium annual stockholders meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Dipexium may solicit proxies from Dipexium stockholders by personal interview, telephone, telegram or otherwise. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Dipexium common stock for the forwarding of solicitation materials to the beneficial owners of Dipexium common stock. Dipexium will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Dipexium has engaged Advantage Proxy to assist in the solicitation of proxies and provide related advice and informational support, for a $3,500 service fee and the reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this joint proxy statement/prospectus, the Dipexium board of directors does not know of any business to be presented at the Dipexium annual stockholders meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Dipexium annual stockholders meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

SPECIAL MEETING OF PLX STOCKHOLDERS

This joint proxy statement/prospectus is being sent to PLx stockholders in order to provide important information regarding the proposed merger in connection with the solicitation of proxies by PLx’s board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

PLx will hold a special meeting of its stockholders on [•  ], 2017, at 10:00 a.m., local time, at PLx’s offices at 8285 El Rio, Suite 130, Houston, TX 77054.

Matters for Consideration

At the PLx special meeting, PLx stockholders will be asked to consider and vote upon:

•	Proposal No. 1 to approve and adopt the Merger Agreement and the transactions proposed thereunder, including the merger.
•	Proposal No. 2 to consider and vote upon a proposal to amend the PLx Plan to increase the number of authorized shares of common stock under the PLx Plan from 1,000,000 to 1,450,000.

PLx stockholders may also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. PLx is not aware of any business to be acted upon at the special meeting, other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “Against” Proposal No. 1 or Proposal No. 2, the proxies are not authorized to vote for any adjournment or postponement of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate on the proxy card.

Board of Directors’ Recommendation

After careful consideration, the PLx board of directors has approved and declared advisable Proposal No. 1 to adopt and approve the Merger Agreement and the transaction proposed thereunder, including the merger, and Proposal No. 2 to consider and vote upon a proposal to amend the PLx Plan to increase the number of authorized shares of common stock under the PLx Plan from 1,000,000 shares to 1,450,000 shares. The PLx board of directors believes that the Merger Agreement and the transactions proposed thereunder, including the merger, are in the best interests of PLx and its stockholders. The PLx board of directors recommends that the PLx stockholders vote “FOR” Proposal No. 1 to approve and adopt the Merger Agreement and the transactions proposed thereunder, including the merger, and Proposal No. 2 to consider and vote upon a proposal to amend the PLx Plan to increase the number of authorized shares of common stock under the PLx Plan from 1,000,000 to 1,450,000.

Record Date and Voting Power

Only holders of record of PLx common stock at the close of business on the record date, [•  ], 2017, are entitled to notice of, and to vote at, the PLx special meeting. Each share of common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

There were [•  ] holders of record of common stock with [•  ] shares of common stock issued and outstanding at the close of business on the record date.

Shares Beneficially Owned by Directors and Executive Officers

As of the record date, the directors and executive officers of PLx beneficially owned shares of PLx capital stock representing approximately [•  ]% of the outstanding voting power of PLx capital stock entitled to vote at the PLx special meeting. On December 22, 2016, the following PLx stockholders, beneficially owning collectively approximately 35% of the outstanding voting stock of PLx, entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the approval and adoption of the Merger

Agreement and the transactions proposed thereunder, including the merger: Aurus Bios Fondo de Inversion Privado, Integra Ventures III, L.P., Charles E. Sheedy, S. Reed Morian, Michael J. Valentino, Ronald R. Zimmerman, Natasha Giordano, David E. Jorden, Gary Mossman, Gary Balkema, Robert Casale, Kirk Calhoun, John W. Hadden II. The voting agreements are described in the section “Agreements Related to the Merger” on page 116.

Quorum and Vote Required

In order to conduct business at the special meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a majority of the voting power of the PLx stock entitled to vote at a meeting is necessary to constitute a quorum at the PLx special meeting.

The approval of Proposal No. 1 and Proposal No. 2 requires the affirmative vote of the holders of a majority of PLx common stock. If a PLx stockholder abstains from voting, either in person or by proxy, it will have the same effect as a vote “Against” Proposal No. 1 and Proposal No. 2.

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count “For,” “Against” and “Abstain” votes. PLx will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If you mark your proxy “Abstain,” or if you do not return a proxy and do not vote in person at the special meeting, it will have the effect of a vote “Against” Proposal No. 1 and Proposal No. 2.

Adjournment and Postponement

Any adjournment or postponement of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. If the special meeting is adjourned or postponed, PLx is not required to give notice of the time and place of the adjourned or postponed meeting if it is to take place within 30 days and if the time and place of the adjourned or postponed meeting are announced at the special meeting, unless the PLx board of directors fixes a new record date for the special meeting.

Voting of Proxies

The PLx proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the PLx board of directors for use at the PLx special meeting.

Proxies and Voting Generally

If you are a PLx stockholder of record, you may vote in person at the PLx special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and you will be given a ballot when you arrive.
•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the envelope provided. If you return your signed proxy card to PLx before the special meeting, PLx will vote your shares as you direct.

All properly executed proxies that are not revoked will be voted at the PLx special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of PLx voting stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Proposal No. 1 to approve and adopt the Merger Agreement and to approve the merger in accordance with the recommendation of the PLx board of directors and “FOR” Proposal No. 2 to amend the PLx Plan to increase the number of authorized shares of common stock under the PLx Plan from 1,000,000 shares to 1,450,000 shares.

Abstentions

As discussed above, PLx will count a properly executed proxy marked “Abstain” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of the holders of a majority of the voting power of PLx voting stock outstanding on the record date, voting as a single class, is required to adopt and approve Proposal No. 1 and Proposal No. 2, if you mark your proxy “Abstain,” or if you attend the special meeting in person and do not vote, it will have the effect of a vote “Against” Proposal No. 1 and Proposal No. 2.

How to Revoke a Proxy

You may revoke your proxy at any time before it is voted by notifying the Secretary of PLx in writing, by returning a signed proxy with a later date or by attending the special meeting and voting in person.

Notices to the Secretary of PLx should be addressed to: Secretary, PLx Pharma Inc., 8285 El Rio Street, Suite 130, Houston, Texas, 77054.

Solicitation of Proxies and Expenses

PLx is soliciting proxies for the special meeting from the PLx stockholders and will bear the related expenses in connection with the solicitation of proxies. PLx expects that the expenses of this special solicitation will be nominal. Certain directors, officers and employees of PLx may solicit proxies, without additional remuneration, by mail, telephone, facsimile, e-mail and in person.

PLx Stock Certificates

PLx stockholders holding their shares in certificated form should not send stock certificates with their proxies. A letter of transmittal with instructions for the surrender of PLx stock certificates, if applicable, will be mailed to PLx stockholders separately.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact David Jorden, Secretary at 1-713-842-1249.

THE MERGER

This section and the section entitled “The Merger Agreement” in this joint proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While Dipexium and PLx believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Raymond James attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

Background of the Merger

Historical Background for Dipexium

Dipexium’s board of directors and executive management regularly review Dipexium’s operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Dipexium’s business and financial condition and strategic relationships and other strategic options.

In October 2016, upon evaluation of the disappointing top-line clinical data from the OneStep Phase 3 clinical trials, management provided the board of directors with management’s preliminary assessment of a variety of strategic alternatives that Dipexium could pursue to maximize stockholder value, including identifying other clinical indications that could be targeted by Locilex®, Dipexium’s lead and only product candidate, in-licensing other product candidates, engaging in a strategic review of potential partners in a reverse merger or other transaction or distributing some or all of Dipexium’s remaining cash through either a dividend or a liquidation of Dipexium.

During a meeting of the Dipexium board of directors held on October 24, 2016, Dipexium management reviewed with the Dipexium board of directors a variety of strategic alternatives. The Dipexium board of directors directed Dipexium management and Raymond James, Dipexium’s financial advisor, to identify, evaluate, and recommend potential partner candidates who may be interested to pursue a reverse merger transaction while continuing to evaluate the clinical data from the OneStep trials to determine if compelling evidence existed in the OneStep Phase 3 data to rationalize further clinical development of Locilex® in a yet-to-be-identified clinical indication.

Beginning in late October 2016 and continuing through most of November 2016, management and Raymond James began to identify and evaluate potential strategic combinations with other public and private clinical and commercial stage companies primarily in the healthcare sector.

On November 1, 2016, Dipexium entered into an amended agreement with Raymond James pursuant to which Raymond James served as exclusive financial advisor to Dipexium in connection with Dipexium’s review of strategic alternatives.

From October 25, 2016 through November 22, 2016, Dipexium identified and screened over 30 companies and entered into confidentiality agreements with three of these companies. A number of these companies who did not enter into a confidentiality agreement with Dipexium indicated interest in a proposed strategic transaction subject to Dipexium’s review and evaluation of their product portfolio and business prospects.

Additionally, some of these candidates declined further discussions with Dipexium based on the level of cash anticipated to be available in a merger with Dipexium relative to the resources required by these candidates to further ongoing development of their product candidates.

On November 7, 2016, Dipexium signed a confidentiality agreement with Party B in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies.

On November 8, 2016, Dipexium signed a confidentiality agreement with Party C in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies.

On November 10, 2016, Dipexium signed a confidentiality agreement with PLx in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies.

On November 17, 2016, a meeting of the Dipexium board of directors was convened via tele-conference to update the board of directors on the identification and review of potential partner candidates. Representatives of management and both Raymond James, Dipexium’s financial advisor, and Mintz Levin, Dipexium’s outside legal counsel, attended this meeting. During this meeting, representatives of Raymond James provided an overview of the businesses of all of the potential partner candidates. At the conclusion of this meeting, based in part on the recommendation of management and Raymond James, the board of directors selected PLx, Party B and Party C as the top 3 priorities for a potential partnership and identified PLx as its top priority. The board of directors authorized and directed management and Raymond James to continue negotiations with the priority list starting with PLx.

From November 17, 2016 to November 21, 2016, representatives of Raymond James communicated a status update to the approximately 30 companies which were identified and preliminarily investigated by management and Raymond James but were not on the priority list regarding Dipexium’s intentions.

On November 22, 2016, PLx delivered an unsolicited indication of interest to Raymond James to merge PLx into a merger subsidiary of Dipexium, pursuant to which PLx would effectively take over control of the combined organization. Dipexium delivered this indication of interest to members of the board of directors.

From November 22, 2016 to November 23, 2016, management, together with Raymond James, negotiated the terms of the PLx proposal with Natasha Giordano, CEO of PLx and David Jorden, CFO of PLx.

On November 23, 2016, Natasha Giordano, CEO of PLx, informed David Luci, President and CEO of Dipexium, that PLx had retained Janney Montgomery Scott LLC as its financial advisor in connection with the proposed merger with Dipexium.

On November 23, 2016, PLx delivered a revised letter of intent to Dipexium and Raymond James which management forwarded to members of the board of directors.

On November 25, 2016, Dipexium’s management met with the board of directors as well as with representatives of Raymond James and Mintz Levin to provide an overview of the revised terms proposed and negotiated with PLx. The overview included the status of the ongoing due diligence investigation of PLx by management and Raymond James. At the conclusion of this meeting, the board of directors authorized management to move forward with the revised terms as proposed and to execute and deliver the non-binding letter of intent to PLx.

On November 25, 2016, Dipexium and PLx executed a non-binding letter of intent pursuant to which the parties agreed to the material terms of a reverse merger transaction.

From November 10, 2016 through December 22, 2016, Dipexium and PLx performed a mutual due diligence investigation which included review of clinical, regulatory and commercial strategy and status as well as a legal and financial review. During this time period, there were a series of calls between Dipexium and PLx and their respective representatives, including Mintz Levin and Jackson Walker, PLx’s outside legal counsel, regarding due diligence matters.

Between November 25, 2016 and December 21, 2016, representatives of Mintz Levin, on the one hand, and Jackson Walker, on the other hand, continued to negotiate the terms of the Merger Agreement and the various ancillary agreements contemplated thereby.

On December 16, 2016, a meeting was convened via tele-conference among Ms. Giordano, Mr. Jorden and David Luci, President and CEO of Dipexium. The parties discussed open business issues in connection with the proposed merger and discussed various proposals that could be agreed between the companies.

Later on December 16, 2016, Mr. Luci delivered an email to Ms. Giordano and Mr. Jorden outlining the material terms discussed and tentatively agreed in principle. Both Ms. Giordano and Mr. Luci agreed to discuss these more detailed terms with their legal and financial representatives and members of their respective board of directors.

On December 22, 2016, the Dipexium board of directors held a telephonic meeting with Dipexium’s legal and financial advisors. During the meeting, members of Dipexium’s management reviewed the key provisions of the Merger Agreement, including: structure and timing considerations; the Equity Exchange Ratio and relative percentage ownership of the existing Dipexium stockholders, on the one hand, and the PLx stockholders, on the other hand, following the completion of the merger; the contemplated lock up agreements from certain Dipexium and PLx stockholders whereby such stockholders would agree not to sell or transfer their shares of Dipexium common stock from the Merger Effective Time until 120 days from the closing of the merger, voting agreements contemplated by the Merger Agreement to be executed by certain stockholders of Dipexium and PLx, the loan and related promissory note, and the other related matters between the two companies. Dipexium’s management also reviewed the closing conditions in the Merger Agreement; the non-solicitation provisions, termination provisions and termination fees set forth in the Merger Agreement. In addition, representatives of Raymond James presented its financial analysis of the Equity Exchange Ratio and delivered Raymond James’ oral opinion, which was confirmed by delivery of a written opinion dated December 22, 2016, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the Equity Exchange Ratio was fair, from a financial point of view, to the stockholders of Dipexium. Also, representatives from Mintz Levin reviewed the fiduciary duties of the Dipexium board of directors in the context of the proposed business combination. During the presentations, the board of directors of Dipexium asked questions and discussed the provisions of the Merger Agreement and related documentation. After the presentations and discussions, the board of directors of Dipexium unanimously (i) determined that the Merger Agreement, the merger, and other transactions contemplated therein, are advisable and in the best interests of Dipexium and its stockholders, (ii) approved the Merger Agreement, the merger and the transactions contemplated thereby in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the Dipexium stockholders vote to approve the issuance of shares of Dipexium common stock in the merger. Following the meeting of the Dipexium board of directors, Dipexium and PLx entered into the Merger Agreement.

Later on December 22, 2016, Dipexium, PLx and their respective legal and financial advisors met via teleconference to discuss the timing and announcement of the proposed merger.

Historical Background for PLx

In October of 2015, PLx filed a Registration Statement on Form S-1 with the SEC to register shares of common stock in an underwritten initial public offering to be underwritten by Raymond James. By March of 2016, PLx’s efforts to complete an initial public offering had not been successful, and PLx’s board of directors and management determined that it was not in the best interest of PLx and its stockholders to continue with the initial public offering due to the adverse financial market conditions, and costs and uncertainties associated with the process. PLx’s Registration Statement on Form S-1 was withdrawn in March of 2016. Subsequently and throughout 2016, while PLx funded operations via short-term convertible notes raised primarily from existing shareholders, PLx’s board of directors thoroughly reviewed a broad range of options to enhance stockholder value, including mergers and acquisitions and both debt and equity financings, and engaged in discussions with potential strategic partners, lenders and investors, including both existing PLx stockholders and potential new investors.

As the result of this review, PLx’s board of directors and management determined that a private financing was the best option available to PLx. To initiate the process in March of 2016, PLx’s investment bankers made introductions to a broad range of institutional investors for potential private placements of equity, while PLx’s management team initiated contact with numerous other potential investors. Together, discussions were held with more than 50 potential investors, with several participating in active diligence. But, despite considerable efforts, significant interest, and the cooperation of existing investors, by November of 2016, a private financing had still not been completed, when, as described above, PLx was approached by Dipexium as a possible merger partner.

Dipexium Reasons for the Merger

As noted above, over the past three years, Dipexium’s board of directors and executive management team have regularly reviewed and discussed Dipexium’s operating and strategic plans, both near-term and long-term, as well as potential partnerships, in an effort to enhance stockholder value. These reviews and discussions have focused, among other things, on the opportunities and risks associated with Dipexium’s business and financial condition and strategic relationships and other strategic options. In particular, recent setbacks in the clinical development of Locilex® have prompted the Dipexium board of directors to focus on alternative means for providing returns to stockholders.

In the course of its evaluation of the merger and the Merger Agreement, the Dipexium board of directors held numerous meetings, consulted with Dipexium’s senior management, legal counsel and its financial advisor, and reviewed and assessed a significant amount of information and, in reaching its unanimous decision to approve the merger and the Merger Agreement, the Dipexium board of directors considered a number of factors, including, among others, the following factors:

•	The Dipexium board of directors believes, based in part on the judgment, advice and analysis of Dipexium senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to PLx), that PLx’s product candidates, primarily Aspertec 325 mg aspirin dosage, represent an attractive potential opportunity, and may provide new medical benefits for patients and returns for investors.
•	The Dipexium board of directors also reviewed with the management of Dipexium and the management of PLx the current plans of PLx for developing PLx’s product candidates to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of PLx’s product candidates. The Dipexium board of directors also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of the Dipexium public company structure with the PLx business to raise additional funds in the future, if necessary.
•	The Dipexium board of directors concluded that the merger would provide the existing Dipexium stockholders a significant opportunity to participate in the potential growth of the combined organization following the merger.
•	The Dipexium board of directors also considered that the combined organization will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Dipexium and PLx.
•	The Dipexium board of directors considered the valuation and business prospects of all the potential merger candidates. In particular, their collective view was that PLx was the most attractive candidate because of their relatively late stage of development for their lead product candidate which is already FDA approved, combined with their experienced management team in the areas of development and commercialization of over-the-counter products. After considering the highly comprehensive diligence review that Dipexium management had completed of PLx, the Dipexium board of directors concluded that the merger with PLx would create a publicly traded company focused on improving patient access to important medicines that would create more value for Dipexium’s stockholders than any of other potential merger candidates.
•	The Dipexium board of directors considered the financial analyses of Raymond James, including its opinion to the Dipexium board of directors as to the fairness to Dipexium, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid by Dipexium to the holders of PLx shares, as more fully described below under the caption “The Merger — Opinion of the Dipexium Financial Advisor.”

The Dipexium board of directors also reviewed the recent financial condition, results of operations and financial condition of Dipexium, including:

•	Dipexium’s business and financial prospects if it were to remain an independent company and the Dipexium board of directors’ determination that it was in the best interests of Dipexium’s stockholders to enter into an agreement with a strategic partner;

•	the results of substantial efforts made over a significant period of time by Dipexium’s senior management and financial advisors to solicit strategic alternatives for Dipexium to the merger, including the discussions that Dipexium management and the Dipexium board of directors had in the fourth quarter of 2016 with other potential merger candidates;
•	current financial market conditions and historical market prices, volatility and trading information with respect to Dipexium’s common stock;
•	the potential for obtaining a superior offer from an alternative purchaser in light of the other potential strategic buyers previously identified and contacted by or on behalf of Dipexium and the risk of losing the proposed transaction with PLx; and
•	the risks, costs and timing associated with a potential liquidation of Dipexium.

The Dipexium board of directors also reviewed the terms of the merger and associated transactions, including:

•	the limited number and nature of the conditions to PLx’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;
•	the respective rights of, and limitations on, Dipexium and PLx under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should Dipexium or PLx receive a superior proposal;
•	the reasonableness of the potential termination fee of $700,000 which could become payable by Dipexium, and the reasonableness of the potential termination fee of $500,000, which could become payable by PLx, if the Merger Agreement is terminated in certain circumstances;
•	the voting agreements, pursuant to which certain stockholders of PLx agreed, solely in their capacity as stockholders, to vote all of their shares of PLx capital stock in favor of adoption of the Merger Agreement; and
•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Dipexium board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the $700,000 termination fee payable to PLx upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Dipexium stockholders;
•	the substantial expenses to be incurred in connection with the merger;
•	the possible volatility, at least in the short term, of the trading price of the Dipexium common stock resulting from the merger announcement;
•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Dipexium;
•	the risk to the business of Dipexium, operations and financial results in the event that the merger is not consummated;
•	the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors of which the majority will initially be members of the current PLx board of directors; and
•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” beginning on page 26.

The foregoing information and factors considered by the Dipexium board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Dipexium board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Dipexium board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Dipexium board of directors may have given different weight to different factors. The Dipexium board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Dipexium management team and the legal and financial advisors of Dipexium, and considered the factors overall to be favorable to, and to support, its determination.

PLx Reasons for the Merger

The following discussion sets forth material factors considered by the PLx board of directors in reaching its determination to authorize the Merger Agreement and approve the merger; however, it may not include all of the factors considered by the PLx board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the merger, the PLx board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The PLx board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to authorize the Merger Agreement and approve the merger, the PLx board of directors consulted with its senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	historical and current information concerning PLx’s business, including its financial performance and condition, operations, management and competitive position;
•	current industry and economic conditions, and PLx’s prospects if it were to remain an independent company, including its need to obtain additional financing and the likely terms on which it would be able to obtain such financing;
•	the cash resources of the combined organization expected to be available at the closing of the merger, and the anticipated burn rate of the combined organization;
•	the potential increased access to sources of capital and a broader range of investors to support the development of PLx’s product candidates than it could otherwise obtain if it continued to operate as a privately held company;
•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
•	the PLx board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for PLx’s stockholders after reviewing the various alternatives that were considered by the PLx board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the merger;
•	the availability of appraisal rights under the DGCL to holders of PLx’s common stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of PLx common stock as determined by the Delaware Court of Chancery;
•	the expectation that the merger with Dipexium would be a more time- and cost-effective means to access capital than other options considered;
•	the expectation that most of PLx’s employees, especially its management, will serve in similar roles at the combined organization;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:
•	the expected relative percentage ownership of Dipexium stockholders and PLx stockholders in the combined organization initially at the closing of the merger and the implied valuations of Dipexium and PLx based on Dipexium’s cash contribution to the combined organization;
•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the PLx stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;
•	the parties’ representations, warranties and covenants and the conditions to their respective obligations;
•	the agreement of Dipexium to make available a bridge loan of up to $2,000,000 in connection with the Merger Agreement;
•	the limited number and nature of the conditions of the obligation of Dipexium to consummate the merger; and
•	the conclusion of the PLx board of directors that the potential termination fee of $700,000 payable by Dipexium to PLx and the circumstances when such fee may be payable, were reasonable;
•	the fact that shares of Dipexium common stock issued to PLx stockholders will be registered on a Form S-4 registration statement by Dipexium and will become freely tradable for PLx’s stockholders who are not affiliates of PLx and who are not parties to lock-up agreements; and
•	the likelihood that the merger will be consummated on a timely basis.

PLx’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the risk that the potential benefits of the merger might not be realized;
•	the price volatility of Dipexium’s common stock, which may reduce the value of the Dipexium common stock that PLx stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of PLx common stock receiving significantly less consideration in the merger;
•	the possibility that Dipexium could consider certain unsolicited acquisition proposals under certain circumstances should Dipexium receive a superior proposal;
•	the possibility that the merger might not be completed for a variety of reasons, including the failure of Dipexium to obtain the required stockholder vote, and the potential adverse effect on the reputation of PLx and the ability of PLx to obtain financing in the future in the event the merger is not completed;
•	the termination fee of $500,000 payable by PLx to Dipexium upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to PLx’s stockholders;
•	the risk that the merger might not be consummated in a timely manner or at all;
•	the risk that the merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain by PLx stockholders in respect of their PLx stock;
•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the risk that future sales of common stock by existing Dipexium stockholders may cause the price of Dipexium common stock to fall, thus reducing the value of the consideration received in the merger; and
•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” beginning on page 26.

The PLx board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the PLx board of directors approved and authorized the Merger Agreement and the transactions contemplated thereby, including the merger.

Opinion of the Dipexium Financial Advisor

Pursuant to an engagement letter dated March 2, 2015, as amended, Dipexium retained Raymond James as financial advisor. In connection with that engagement, Dipexium’s board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Dipexium’s outstanding common stock of the consideration to be received by such holders pursuant to the Merger Agreement.

At Dipexium’s board meeting on December 22, 2016, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Dipexium board of directors dated December 22, 2016, as to the fairness, as of such date, from a financial point of view, to the holders of Dipexium’s outstanding common stock of the consideration to be received by such holders in the merger pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered and described in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated December 22, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in connection with its opinion is attached with the consent of Raymond James as Annex B to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Dipexium common stock are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information and assistance of the Dipexium board of directors (solely in each director’s capacity as such) in connection with, and solely for the purpose of, its consideration of whether the consideration to be received by the holders of Dipexium common stock in the merger was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement, the merger or any other transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Dipexium board of directors or to any holder of Dipexium common stock as to how the Dipexium board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

In connection with the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated December 22, 2016, the most recent draft made available to Raymond James;
•	reviewed certain information related to the operations, financial condition and prospects, of PLx made available to Raymond James by Dipexium, including, but not limited to, financial projections prepared by the management of PLx, as approved for Raymond James’ use by management of Dipexium (the “Projections”);
•	reviewed financial, operating and other information regarding Dipexium and the industry in which it operates;
•	reviewed certain financial and stock market data of selected public companies that Raymond James deemed to be relevant;
•	reviewed certain publicly available information concerning certain financial terms of selected business combinations and initial public offerings that Raymond James deemed to be relevant;

•	performed a discounted cash flow analysis of PLx based upon the Projections;
•	reviewed the current and recent market prices and trading volume for Dipexium’s common stock;
•	conducted such other financial studies, analyses and inquiries, and considered such other information and factors, as Raymond James deemed appropriate; and
•	discussed with members of the senior management of Dipexium certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Dipexium’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Dipexium and PLx, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Dipexium or PLx, nor was Raymond James furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Dipexium’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of PLx or the party preparing such other information or data and that they formed a reasonable basis upon which Raymond James could form its opinion. Raymond James relied upon Dipexium to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review and has assumed that all such information was complete and accurate in all material respects. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based and does not in any respect assume any responsibility for the accuracy thereof. Furthermore, at Dipexium’s request and with Dipexium’s consent, Raymond James conducted certain analyses utilizing financial forecasts of PLx prepared by management of PLx. All such projected financial information is based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information. Raymond James relied upon, without independent verification, the assessment of management of PLx, as provided to Raymond James and approved by Dipexium, as to the existing products and services of PLx and the viability of, and risks associated with, the future products and services of PLx (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, and the life and enforceability of all relevant patents and intellectual and other property rights associated with such products and services).

Raymond James has assumed that the final form of the Merger Agreement will not differ in any material respects from the draft that Raymond James reviewed, and that the merger will be consummated in accordance with the terms of the Merger Agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Dipexium that would be material to its analysis or opinion. Dipexium informed Raymond James, and Raymond James has assumed, that the merger and the transactions related thereto contemplated by the Merger Agreement will be treated as a taxable transaction for U.S. federal income tax purposes for the holders of Dipexium common stock located in the United States.

Raymond James expressed no view, and its opinion does not address, the underlying business decision of Dipexium to effect the merger or the structure or tax consequences of the merger. In addition, Raymond James’s opinion does not address the relevant merits of the merger as compared to any other alternative business transaction or other alternatives, or whether or not such alternatives could be achieved or are available. Raymond James did not recommend any specific amount of consideration for the merger or that any specific consideration constituted the only appropriate consideration for the merger. Raymond James’ opinion does not opine as to the trading range of PLx common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of PLx at the time. Raymond James’ opinion is limited to the fairness, from a financial point of view, as of its date, of the consideration to be paid by the holders of Dipexium outstanding common stock. Subsequent developments may affect the conclusions expressed in Raymond James’ opinion if such opinion had been rendered at a later date and Raymond James disclaims any obligation to advise any person of any change in any manner affecting its opinion that may come to its attention after the date of the opinion. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Dipexium’s board of directors, on the fact that Dipexium was assisted by legal, accounting, regulatory and tax advisors, and, with the consent of Dipexium’s board of directors relied upon and assumed the accuracy and completeness of the assessments by Dipexium and its advisors, as to all legal, accounting, regulatory and tax matters with respect to Dipexium and the merger.

In formulating its opinion, Raymond James considered only the consideration proposed as set forth in the draft Merger Agreement that it reviewed, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of any party to the merger, or such class of persons, in connection with the merger whether relative to the proposed consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Dipexium, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Dipexium’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Dipexium’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the prices at which Dipexium shares will trade at any time or as to the impact of the merger on the solvency or viability of Dipexium or PLx or the ability of Dipexium or PLx to pay their respective obligations when they come due.

Financial Analyses

The following summarizes the financial analyses reviewed by Raymond James with the Dipexium board of directors at its meeting on December 22, 2016 and which were considered by Raymond James in rendering its opinion. Considering such data without the full narrative description of the financial analyses could create a misleading or incomplete view of Raymond James’ financial analyses.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it and the order of the analyses described below does not represent the relative importance or weight of any of these. Rather, Raymond James made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the financial projections of PLx made available to Raymond James by Dipexium and presented by Raymond James to Dipexium’s board of directors at its meeting on December 22, 2016:

Preliminary Income Statement Projections ($ in millions)

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Net Revenue	—	—	$0.3	$41.0	$171.9	$350.3	$519.7	$658.9	$705.0	$754.3	$807.1	$863.6
Cost of Goods Sold	—	—	0.1	11.1	46.6	94.9	139.2	175.8	188.2	201.3	215.4	230.5
Total Operating Expenses	$0.1	$14.0	$15.7	$41.8	$71.0	$118.6	$153.3	$178.2	$190.7	$204.0	$218.3	$233.6
Operating Income	($0.1)	($14.0)	($15.5)	($12.0)	$54.3	$136.7	$227.2	$304.8	$326.2	$349.0	$373.4	$399.6
EBITDA	($0.1)	($14.0)	($15.5)	($12.0)	$54.3	$136.7	$227.2	$304.8	$326.2	$349.0	$373.4	$399.6
Net Income	($0.1)	($14.0)	($15.5)	($12.0)	$49.2	$82.0	$136.3	$182.9	$195.7	$209.4	$224.0	$239.7

The following summarizes the financial analyses presented by Raymond James to Dipexium’s board of directors at its meeting on December 22, 2016 and considered by Raymond James in rendering its opinion. The description below explains Raymond James’ methodology for evaluating the fairness, from a financial point of view, of the proposed consideration to be received in the merger. No company or transaction used in the analyses described below is identical or directly comparable to Dipexium, PLx or the merger and the summary set forth below does not purport to be a complete description of the analyses or data presented by Raymond James

Selected Companies Analysis.  Raymond James analyzed the relative valuation multiples of 14 publicly-traded specialty pharmaceutical companies with enterprise values of less than $10 billion that it deemed relevant (the “Selected Companies”), which included the companies listed in the table below:

		TEV/Revenue		TEV/EBITDA
Company	Ticker	2016E	2017E	2016E	2017E
Alkermes plc	ALKS	11.1x	9.2x	NM	NM
Jazz Pharmaceuticals plc	JAZZ	5.4x	4.8x	9.7x	8.3x
Horizon Pharma plc	HZNP	3.1x	2.5x	7.1x	5.5x
Ironwood Pharmaceuticals, Inc.	IRWD	9.2x	6.8x	NM	NM
Depomed, Inc.	DEPO	3.8x	3.3x	11.4x	8.7x
Lannett Company, Inc.	LCI	3.0x	2.5x	6.7x	5.8x
AMAG Pharmaceuticals, Inc.	AMAG	2.9x	2.5x	5.8x	4.7x
Pacira Pharmaceuticals, Inc.	PCRX	4.2x	3.7x	NM	17.6x
Amarin Corporation plc	AMRN	6.9x	5.0x	NM	NM
ANI Pharmaceuticals, Inc.	ANIP	6.0x	4.5x	13.0x	9.8x
Sucampo Pharmaceuticals, Inc.	SCMP	3.3x	3.3x	6.5x	5.1x
Aralez Pharmaceuticals Inc.	ARLZ	7.9x	3.1x	NM	NM
INSYS Therapeutics, Inc.	INSY	1.8x	1.6x	14.7x	8.1x
Antares Pharma, Inc.	ATRS	6.2x	5.4x	NM	NM
Summary Statistics (14 Companies)
25th Percentile		3.2x	2.7x	6.6x	5.5x
Median		4.8x	3.5x	8.4x	8.1x
Mean		5.3x	4.1x	9.4x	8.2x
75th Percentile		6.7x	5.0x	11.8x	8.7x

TEV =

total enterprise value. TEV is calculated using market capitalization on a fully diluted basis plus debt and preferred equity, less cash, adjusted for in-the-money options, warrants and convertible debt.

Raymond James reviewed the mean, median, 25th percentile and 75th percentile of both Enterprise Value/2017E Revenue and Enterprise Value/2017E EBITDA multiples of the Selected Companies which it then applied to PLx’s 2023E Revenue and 2023E EBITDA, as provided in the Projections, to derive a range of potential future values for PLx. The projected future values were discounted using rates ranging from 14.9% to 18.3%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing PLx’s business plan, in order to derive an estimated present value for PLx. Raymond James then used this range of potential values for PLx to calculate the implied ownership that would be attributable to the holders of Dipexium common stock based on a Dipexium equity value of $16.1 million, as calculated using a thirty-day volume weighted average share price of $1.54/share as of December 16, 2016. Raymond James then compared these implied ownership percentages to the proposed merger consideration. The results of the Selected Companies analysis are summarized below:

	Implied Enterprise Value/2023E Revenue Analysis as of 12/16/16 ($ in millions)
	25th Percentile	Median	Mean	75th Percentile
Implied PLx Enterprise Value ($)	$698.7	$911.1	$1,087.7	$1,301.4
Implied Dipexium Ownership (%)	2.2%	1.7%	1.5%	1.2%

	Implied Enterprise Value/2023E Revenue Analysis as of 12/16/16 ($ in millions)
	25th Percentile	Median	Mean	75th Percentile
Implied PLx Enterprise Value ($)	$666.8	$977.7	$991.0	$1,053.7
Implied Dipexium Ownership (%)	2.3%	1.6%	1.6%	1.5%

Selected Initial Public Offerings Analysis.  Raymond James reviewed the implied pre-money equity value at initial public offering (“IPO”) of seven companies that have completed IPOs raising at least $20 million in proceeds since 2014 and whose lead product had completed a Phase 3 trial in the U.S. in a non-oncologic indication prior to the completion of the IPO (the “Selected IPO Companies”). “Pre-money equity value” means the equity valuation of the company implied by the offering price of the company’s shares in its IPO, excluding the proceeds of the IPO. The Selected IPO Companies used in the analysis were:

•	Neos Therapeutics, Inc.
•	Chiasma, Inc.
•	Collegium Pharmaceutical, Inc.
•	Otonomy, Inc.
•	Amphastar Pharmaceuticals, Inc.
•	Corium International, Inc.
•	Eagle Pharmaceuticals, Inc.

Raymond James reviewed the mean, median, 25th percentile and 75th percentile of implied pre-money equity values of the Selected IPO Companies to derive a range of potential values for PLx. Raymond James then used this range of potential values for PLx to calculate the implied ownership that would be attributable to the holders of Dipexium common stock based on a Dipexium equity value of $16.1 million, as calculated using a thirty-day volume weighted average share price of $1.54/share as of December 16, 2016. Raymond James then compared these implied ownership percentages to the proposed merger consideration. The results of the selected IPO analysis are summarized below:

	Implied Pre-Money Equity Value as of 12/16/16 ($ in millions)
	25th Percentile	Median	Mean	75th Percentile
Implied PLx Equity Value ($)	$ 158.2	$ 173.3	$ 208.5	$ 261.3
Implied Dipexium Ownership (%)	9.2%	8.5%	7.1%	5.8%

Selected Transaction Analysis.  Raymond James analyzed publicly available information relating to selected majority acquisitions (the “Selected Transactions”) of at least $20 million of US specialty pharmaceutical companies that had completed a Phase 3 trial in a non-oncologic indication and that were announced on or after January 1, 2014 and prepared a summary of the relative valuation multiples paid in these transactions. The Selected Transactions used in the analysis included:

Date Closed	Target	Buyer
11/29/16	Aegerion Pharmaceuticals, Inc.	Novelion Therapeutics Inc.
11/08/16	SCILEX Pharmaceuticals, Inc.	Scintilla Pharmaceuticals, Inc.
10/24/16	Raptor Pharmaceuticals Corp.	Horizon Pharma plc
08/31/16	Relypsa, Inc.	Vifor Pharma Ltd.
07/01/16	Xenoport, Inc.	Arbor Pharmaceuticals, LLC
06/23/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.
10/01/15	Sprout Pharmaceuticals, Inc.	Valeant Pharmaceuticals International, Inc.
05/07/15	Hyperion Therapeutics, Inc.	Horizon Pharma USA, Inc.
03/10/15	Tower Holdings, Inc.	Impax Laboratories, Inc.
01/13/15	Avanir Pharmaceuticals, Inc.	Otsuka America, Inc.
11/17/14	Durata Therapeutics, Inc.	Actavis W.C. Holding Inc.
11/12/14	Lumara Health, Inc.	Snowbird, Inc.
09/29/14	InterMune, Inc.	Roche Holding AG
08/14/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt Public Limited Company
06/24/14	Chelsea Therapeutics International Ltd.	H. Lundbeck A/S
03/18/14	Cadence Pharmaceuticals Inc.	Mallinckrodt Public Limited Company
02/20/14	NuPathe, Inc.	Teva Pharmaceutical Industries Limited

Raymond James reviewed the mean, median, 25th percentile and 75th percentile of implied total enterprise values of the Selected Transactions with the contingent value rights (CVR) included and implied total enterprise values excluding the CVR to derive a range of potential values for PLx. Raymond James then used this range of potential values for PLx to calculate the implied ownership that would be attributable to the holders of Dipexium common stock based on a Dipexium equity value of $16.1 million, as calculated using a thirty-day volume weighted average share price of $1.54/share as of December 16, 2016. Raymond James then compared these implied ownership percentages to the proposed merger consideration. The results of the Selected Transactions analysis are summarized below:

	Implied Total Enterprise Value (Inc. CVR) ($ in millions)
	25th Percentile	Median	Mean	75th Percentile
Implied PLx Enterprise Value ($)	$456.9	$880.3	$1,779.3	$1,447.0
Implied Dipexium Ownership (%)	3.4%	1.8%	0.9%	1.1%

	Implied Total Enterprise Value (Ex. CVR) ($ in millions)
	25th Percentile	Median	Mean	75th Percentile
Implied PLx Enterprise Value ($)	$454.9	$746.1	$1,710.5	$1,369.5
Implied Dipexium Ownership (%)	3.4%	2.1%	0.9%	1.2%

Discounted Cash Flow Analysis.  Raymond James estimated a range of equity values for PLx based upon the present value of PLx’s estimated unlevered free cash flows for fiscal years ended December 31, 2017 through December 31, 2027. Raymond James used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital. The discounted cash flow analysis was based on the Projections. In performing this discounted cash flow analysis, Raymond James utilized discount rates ranging from 14.9% to 18.3%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Companies. Consistent with the periods included in the Projections, Raymond James used calendar year 2027 as the final year for the analysis and applied multiples, Enterprise Value/2027E Revenue multiples ranging from 4.3x to

5.3x and Enterprise Value/2027E EBITDA multiples ranging from 7.6x to 9.2x, in order to derive a range of terminal values for PLx in 2027. The resulting range of present enterprise values was adjusted by PLx’s current capitalization to arrive at a range of present equity values for PLx. This discounted cash flow analysis was based upon certain assumptions described above regarding the Projections and discussions held with the management of PLx and Dipexium.

Raymond James reviewed the range of implied equity values derived in the discounted cash flow analysis to derive a range of potential values for PLx. Raymond James then used this range of potential values for PLx to calculate the implied ownership that would be attributable to the holders of Dipexium common stock based on a Dipexium equity value of $16.1 million, as calculated using a thirty-day volume weighted average share price of $1.54/share as of December 16, 2016. Raymond James then compared these implied ownership percentages to the proposed merger. The results of the discounted cash flow analysis are summarized below:

Discounted Cash Flow Analysis on Revenue Multiple Basis ($ in millions)

Free Cash Flow	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Revenue	—	—	$0.3	$41.6	$174.6	$355.6	$521.4	$658.9	$705.0	$754.3	$807.1	$863.6
EBITDA	($0.1)	($14.0)	($15.5)	($12.0)	$54.3	$136.7	$227.2	$304.8	$326.2	$349.0	$373.4	$399.6
Taxes(1)	—	—	—	—	5.1	54.7	90.9	121.9	130.5	139.6	149.4	159.8
Change in Working Capital	—	0.5	(2.6)	(11.4)	(22.0)	(24.1)	(20.6)	(16.8)	(2.4)	(7.2)	(7.7)	(8.2)
Free Cash Flow	($0.1)	($14.5)	($12.9)	($0.6)	$71.2	$106.1	$156.9	$199.7	$198.1	$216.6	$231.7	$248.0
Enterprise Value Analysis
Terminal Value Revenue Multiple(2)		4.3x				4.8x				5.3x
Discount Rate(3)		14.9%	16.6%	18.3%		14.9%	16.6%	18.3%		14.9%	16.6%	18.3%
Present Value of:
Cash Flow – 2016E		($0.1)	($0.1)	($0.1)		($0.1)	($0.1)	($0.1)		($0.1)	($0.1)	($0.1)
Cash Flow – 2017E – 2027E		543.5	491.6	445.2		549.9	497.7	450.9		556.4	503.8	456.7
Terminus		806.0	688.3	589.1		895.6	764.8	654.6		985.1	841.3	720.0
Aggregate Value		$1,349.4	$1,179.8	$1,034.2		$1,445.4	$1,262.4	$1,105.4		$1,541.4	$1,345.0	$1,176.6
(+) Cash and Equivalents(4)		0.7	0.7	0.7		0.7	0.7	0.7		0.7	0.7	0.7
Implied Equity Value		$1,350.1	$1,180.5	$1,034.9		$1,446.1	$1,263.1	$1,106.1		$1,542.1	$1,345.7	$1,177.3

(1)	Provision for taxes based on effective rate of 40% after application of NOL tax shield.
(2)	Terminal value revenue multiple range based on median TEV/Revenue 2017E multiple from Selected Companies Analysis.
(3)	Discount rate range is +-10% around the weighted average cost of equity.
(4)	Cash and equivalents per the Agreement as of 12/20/16.

Discounted Cash Flow Analysis on EBITDA Multiple Basis ($ in millions)

Free Cash Flow	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Revenue	—	—	$0.3	$41.6	$174.6	$355.6	$521.4	$658.9	$705.0	$754.3	$807.1	$863.6
EBITDA	($0.1)	($14.0)	($15.5)	($12.0)	$54.3	$136.7	$227.2	$304.8	$326.2	$349.0	$373.4	$399.6
Taxes(1)	—	—	—	—	5.1	54.7	90.9	121.9	130.5	139.6	149.4	159.8
Change in Working Capital	—	0.5	(2.6)	(11.4)	(22.0)	(24.1)	(20.6)	(16.8)	(2.4)	(7.2)	(7.7)	(8.2)
Free Cash Flow	($0.1)	($14.5)	($12.9)	($0.6)	$71.2	$106.1	$156.9	$199.7	$198.1	$216.6	$231.7	$248.0
Enterprise Value Analysis
Terminal Value EBITDA Multiple(2)		7.6x				8.4x				9.2x
Discount Rate(3)		14.9%	16.6%	18.3%		14.9%	16.6%	18.3%		14.9%	16.6%	18.3%
Present Value of:
Cash Flow – 2016E		($0.1)	($0.1)	($0.1)		($0.1)	($0.1)	($0.1)		($0.1)	($0.1)	($0.1)
Cash Flow – 2017E – 2027E		532.4	481.1	435.4		537.6	486.1	440.0		1,340.1	1,171.8	1,027.4
Terminus		652.4	557.1	476.8		724.9	619.0	529.8		797.4	680.9	582.8
Aggregate Value		$1,184.7	$1,038.2	$912.1		$1,262.4	$1,105.0	$969.7		$2,137.4	$1,852.7	$1,610.0
(+) Cash and Equivalents(4)		0.7	0.7	0.7		0.7	0.7	0.7		0.7	0.7	0.7
Implied Equity Value		$1,185.4	$1,038.9	$912.8		$1,263.1	$1,105.7	$970.5		$2,138.1	$1,853.4	$1,610.8

(1)	Provision for taxes based on effective rate of 40% after application of NOL tax shield.

(2)	Terminal value revenue multiple range based on median TEV/Revenue 2017E multiple from Selected Companies Analysis.
(3)	Discount rate range is +-10% around the weighted average cost of equity.
(4)	Cash and equivalents per the Agreement as of 12/20/16.

The weighted average cost of capital as utilized in the discounted cash flow analysis was calculated as illustrated below:

Weighted Average Cost of Capital

Key Assumptions
Risk Free Rate(1)	3.1%	Marginal Tax Rate		40.0%
Market Risk Premium(2)	8.0%	Cost of Target Debt	(4)	4.9%
Equity Size Premium(2)	3.6%

Cost of Equity Calculation(5)
Unlevered Beta	1.033
Industry Debt/Equity	31.4%
Levered Beta	1.228
Risk Free Rate	3.1%
Market Risk Premium	8.0%
Equity Size Premium	3.6%
Cost of Equity	16.6%

(1)	Based on 30-year US Treasury bond yield as interpolated by Bloomberg, as of 12/16/16.
(2)	S&P 500 Annualized 3-year Return minus the risk free rate.
(3)	Duff & Phelps Valuation Handbook 2016.
(4)	Estimated as an average of selected companies’ costs of non-royalty bearing debt.
(5)	Assumes industry average capital structure represents optimal capital structure.

Additional Considerations.   The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description and the summary above does not purport to be a complete description of the analyses performed by Raymond James. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of PLx or Dipexium.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Dipexium. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to Dipexium’s board of directors (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Dipexium common stock of the consideration to be received by such holders in connection with the proposed merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Dipexium board of directors in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as the only factor considered by Dipexium’s board of directors or Dipexium management’s views with respect to Dipexium, PLx or the merger. Raymond James provided advice to Dipexium with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to

Dipexium’s board of directors or that any specific percentage of PLx common stock constituted the only appropriate consideration for the merger. Dipexium placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’ opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on December 22, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Dipexium since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has provided certain services to Dipexium, including underwriting an equity offering in June 2015 as sole bookrunning manager, for which it has been paid a fee. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to Dipexium, PLx or other participants in the merger in the future, for which Raymond James may receive compensation.

For services rendered in connection with the delivery of its opinion, Dipexium paid Raymond James a customary investment banking fee upon delivery of its opinion. Dipexium also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Dipexium or PLx for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Dipexium, PLx or other participants in the merger in the future, for which Raymond James may receive compensation.

Financial Projections

Dipexium and PLx do not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, during Dipexium’s consideration of the transactions contemplated by the Merger Agreement, as described in “The Merger — Background of the Merger” beginning on page 70, PLx prepared and provided projections to Dipexium’s board of directors, certain non-public financial projections regarding PLx’s anticipated future operations. A summary of the projections, is included above under “Preliminary Income Statement Projections” to provide Dipexium’s stockholders access to specific non-public information that was considered by the Dipexium board of directors for purposes of evaluating the merger.

Such summary is presented in this document, but it is not being included to influence your decision whether to vote for or against any of the stockholder proposals included in this joint proxy statement/prospectus, and is being included because projections were made available to Dipexium’s board of directors. The inclusion of this information should not be regarded as an indication that Dipexium’s board of directors, its advisors or any other person considered, or now considers, such projections to be material or to be a reliable prediction of actual future results, and these projections should not be relied upon as such. The projections are subjective in many respects. There can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than forecasted. The projections cover multiple years and such information, by its nature, becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the projections in this joint proxy statement/prospectus should not be relied on as predictive of actual future events.

In addition, the projections were not prepared with a view toward public disclosure or toward complying with United States generally accepted accounting principles (referred to as GAAP), the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Dipexium’s independent public accounting firm, nor PLx’s independent accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections. The independent auditor’s reports included or incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements only and do not extend to any prospective financial information and should not be read to do so.

Although presented with numerical specificity, the projections were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and beyond PLx’s control and which may prove not to have been, or to no longer be, accurate. Important factors that may affect actual results and cause these projections to not be achieved include, but are not limited to, risks and uncertainties relating to PLx’s business, industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled, “Forward-Looking Statements” beginning on page 61 of this joint proxy statement/prospectus. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for PLx’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. Accordingly, there can be no assurance that these projections will be realized or that PLx’s future financial results will not materially vary from these projections.

The inclusion of a summary of the projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Dipexium, PLx or their respective affiliates, officers, directors, financial advisors or other representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Dipexium, PLx or their respective affiliates, officers, directors, financial advisors or other representatives gives any stockholder of Dipexium, PLx or any other person any assurance that actual results will not differ materially from the projections set forth above, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the projections are shown to be in error. PLx’s actual results of operations for the fiscal years ended December 31, 2015 and December 31, 2016 are included in this joint proxy statement/prospectus, and Dipexium stockholders are urged to review this information carefully.

The projections are forward-looking statements. For information on factors that may cause these future financial results to materially vary, see the section entitled, “Forward-Looking Statements” beginning on page 62 of this joint proxy statement/prospectus.

Interests of the Dipexium Directors and Executive Officers in the Merger

In considering the recommendation of the Dipexium board of directors with respect to issuing shares of Dipexium common stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Dipexium stockholders at the Dipexium annual stockholders meeting, the Dipexium stockholders should be aware that certain members of the board of directors and executive officers of Dipexium have interests in the merger that may be different from, or in addition to, the interests of the Dipexium stockholders. These interests relate to or arise from, among other things:

•	severance benefits to which each of Dipexium’s executive officers would become entitled in the event of a change of control of Dipexium and/or his covered termination of employment within specified periods of time relative to the consummation of the merger;
•	the accelerated vesting of certain of the stock awards held by the Dipexium executive officers and board members in connection with the consummation of the merger; and

•	the agreement that one Dipexium director will continue to serve on the board of directors of the combined organization following the consummation of the merger.

The board of directors of each of Dipexium and PLx was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Dipexium stockholders approve the Dipexium proposals to be presented to the Dipexium stockholders for consideration at the Dipexium annual stockholders meeting as contemplated by this Dipexium board of directors, and that the PLx stockholders approve the PLx proposals to be presented to the PLx stockholders for consideration at the PLx special meeting as contemplated by this joint proxy statement/prospectus.

Ownership Interests

As of December 31, 2016, all directors and executive officers of Dipexium beneficially owned approximately 36% of the shares of Dipexium common stock. Approval of Dipexium Proposal Nos. 1, 5 and 6 requires the affirmative vote of the holders of a majority of the shares of Dipexium common stock having voting power present in person or represented by proxy at the Dipexium annual stockholders meeting. Approval of Dipexium Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Dipexium common stock having voting power outstanding on the record date for the Dipexium annual stockholders meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Dipexium annual stockholders meeting is required for approval of Proposal No. 4. Certain Dipexium officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. For a more detailed discussion of the voting agreements see the section entitled “Agreements Related to the Merger — Voting Agreements” in this joint proxy statement/prospectus.

Golden Parachute Compensation

Overview

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Dipexium’s named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section Dipexium uses such term to describe the merger-related compensation payable to Dipexium’s named executive officers.

Employment Agreement with Mr. Luci

Dipexium’s employment agreement with Mr. Luci continues until terminated either by Dipexium or by him. The employment agreement provides for a minimum annual base salary that is to be reviewed and subject to increase in the sole discretion of the Dipexium board of directors. Mr. Luci is also eligible to receive stock-based awards and to earn an annual bonus based on a target percentage of 45% of his annual base salary or such higher amount as the Dipexium board of directors or compensation committee of the Dipexium board of directors may approve.

If Mr. Luci’s employment with Dipexium terminates for any reason, he is entitled to receive a lump sum equal to (i) any base salary earned and due but not yet paid through the effective date of termination plus (ii) any bonus or other compensation earned and due pursuant to the express terms of any Dipexium plan or program but not yet paid through the effective date of termination. In addition, if Dipexium terminates Mr. Luci’s employment other than for “Cause,” or if he terminates his employment for “Good Reason,” he is entitled to receive:

•	severance following termination equal to his then-current monthly base salary for 24 months payable in a lump sum;
•	full acceleration of any then unvested stock options, restricted stock grants or other equity awards;
•	continuation of the health and life insurance benefits coverage provided to him as of the date of termination for the period during which he receives severance; and
•	in the event any bonus or other form of additional compensation is paid to any other executive(s) of

Dipexium for the fiscal year during which Mr. Luci’s employment ceased pursuant to his employment agreement, a cash amount equal to the largest bonus or other form of additional compensation payment made by Dipexium to any other executive of Dipexium during such fiscal year, provided that in the event such bonus or other form of compensation is not ascertainable as of the date of termination, such payment shall be made no later than March 15 of the year following the calendar year in which the date of termination occurred.

“Cause” under the employment agreement means: (i) Mr. Luci’s gross negligence and/or willful misconduct (as such terms are generally understood and applied to the performance of an executive) in the performance of his material duties with respect to Dipexium as determined, in each case, by a court of competent jurisdiction not subject to further appeal or a final arbitration award, as provided hereunder, (ii) the conviction by Mr. Luci of a crime constituting a felony or (iii) Mr. Luci shall have committed any material act of malfeasance, disloyalty, dishonesty or breach of fiduciary duty against Dipexium, for which Mr. Luci shall have a ten (10) day cure period following notice thereof from Dipexium (except for a conviction pursuant to subsection (ii), for which there shall be no cure period).

“Good Reason” under the employment agreement means: (i) a breach by Dipexium of any of its material obligations or covenants set forth in the employment agreement, (ii) a material reduction of the duties, responsibilities or title of Mr. Luci, (iii) the assignment to Mr. Luci of any duties or responsibilities that are inconsistent, in any significant respect, with his position, for which Dipexium shall have a ten (10) day cure period following notice thereof from Mr. Luci to Dipexium, (iv) an abandonment of, or fundamental change in, the primary business or primary products of Dipexium or (v) a Change of Control, but only if the Executive’s resignation occurs within twelve (12) months after the occurrence of such Change of Control.

Employment Agreement with Mr. DeLuccia

Dipexium’s employment agreement with Mr. DeLuccia continues until terminated either by Dipexium or by him. The employment agreement provides for a minimum annual base salary that is to be reviewed and subject to increase in the sole discretion of the Dipexium board of directors. Mr. DeLuccia is also eligible to receive stock-based awards and to earn an annual bonus based on a target percentage of 30% of his annual base salary or such higher amount as the Dipexium board of directors or compensation committee of the Dipexium board of directors may approve.

If Mr. DeLuccia’s employment with Dipexium terminates for any reason, he is entitled to receive a lump sum equal to (i) any base salary earned and due but not yet paid through the effective date of termination plus (ii) any bonus or other compensation earned and due pursuant to the express terms of any Dipexium plan or program but not yet paid through the effective date of termination. In addition, if Dipexium terminates Mr. DeLuccia’s employment other than for “Cause,” or if he terminates his employment for “Good Reason,” he is entitled to receive:

•	severance following termination equal to his then-current monthly base salary for 18 months payable in a lump sum;
•	full acceleration of any then unvested stock options, restricted stock grants or other equity awards;
•	continuation of the health and life insurance benefits coverage provided to him as of the date of termination for 24 months; and
•	in the event any bonus or other form of additional compensation is paid to any other executive(s) of Dipexium for the fiscal year during which Mr. DeLuccia’s employment ceased pursuant to his employment agreement, a cash amount equal to the largest bonus or other form of additional compensation payment made by Dipexium to any other executive of Dipexium during such fiscal year, provided that in the event such bonus or other form of compensation is not ascertainable as of the date of termination, such payment shall be made no later than March 15 of the year following the calendar year in which the date of termination occurred.

“Cause” and “Good Reason” under Mr. DeLuccia’s employment agreement have the same meanings as in Mr. Luci’s employment agreement described above.

Employment Agreement with Mr. Shawah

Dipexium’s employment agreement with Mr. Shawah continues until terminated either by Dipexium or by him. The employment agreement provides for a minimum annual base salary that is to be reviewed and subject to increase in the sole discretion of the Dipexium board of directors. Mr. Shawah is also eligible to receive stock-based awards and to earn an annual bonus based on a target percentage of 25% of his annual base salary or such higher amount as the Dipexium board of directors or compensation committee of the Dipexium board of directors may approve.

If Mr. Shawah’s employment with Dipexium terminates for any reason, he is entitled to receive a lump sum equal to (i) any base salary earned and due but not yet paid through the effective date of termination plus (ii) any bonus or other compensation earned and due pursuant to the express terms of any Dipexium plan or program but not yet paid through the effective date of termination. In addition, if Dipexium terminates Mr. Shawah’s employment other than for “Cause,” or if he terminates his employment for “Good Reason,” he is entitled to receive:

•	severance following termination equal to his then-current monthly base salary for 12 months payable in a lump sum;
•	full acceleration of any then unvested stock options, restricted stock grants or other equity awards; and
•	continuation of the health and life insurance benefits coverage provided to him as of the date of termination for 24 months.

“Cause” and “Good Reason” under Mr. Shawah’s employment agreement have the same meanings as in Mr. Luci’s employment agreement described above.

Change of Control

The employment agreements define “Change of Control” to mean, generally:

(i)	An acquisition (whether directly from Dipexium or otherwise) of any voting securities of Dipexium (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”)), immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of forty percent (40%) or more of the combined voting power of Dipexium’s then outstanding Voting Securities; or
(ii)	The individuals who, as of the effective date of the employment agreement, are members of the Dipexium board of directors cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting Dipexium, to constitute at least fifty-one percent (51%) of the members of the Dipexium board of directors; or
(iii)	the consummation, in one or a series of related transactions, of:
(A)	a merger, consolidation or reorganization involving Dipexium, where either or both of the events described in clauses (i) or (ii) above would be the result;
(B)	liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, Dipexium; or
(C)	an agreement for the sale or other disposition of all or substantially all of the assets of Dipexium to any Person (other than a transfer to a subsidiary of Dipexium).

For purposes of the employment agreements described above, the completion of the merger will constitute a “Change of Control” under each employment agreement.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Dipexium if the merger is completed and if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. As discussed in

“— Interests of the Dipexium Directors and Executive Officers in the Merger” above, it is currently expected that none of Mr. Luci, Mr. DeLuccia or Mr. Shawah will continue to be employed by Dipexium following the closing of the merger and, accordingly, all will be entitled to receive the severance and benefits described above. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, Dipexium has assumed that the merger had occurred on December 31, 2016, including with respect to calculating the portion of equity awards subject to accelerated vesting, and have further assumed that the named executive officers will incur a termination of employment on such date that would entitle them to the benefits set forth in the table below.

	Golden Parachute Compensation
	Cash(1)	Equity(2)	Perquisites Benefits(3)	Total
David P. Luci	$1,238,973	$—	$53,400	$1,292,373
Robert J. DeLuccia	$833,102	$—	$21,936	$855,038
Robert G. Shawah	$213,864	$—	$25,200	$239,064

(1)	Amounts in this column represent the lump sum cash severance payment to be paid to each executive upon a termination of employment without “Cause” or a termination for “Good Reason” (as defined in each executive’s respective employment arrangement), subject to the execution and non-revocation of a general release of claims in favor of Dipexium. Mr. Luci would receive 24 months base salary continuation for termination related to a Change in Control. Mr. DeLuccia would receive 18 months base salary continuation for termination related to a Change in Control. Mr. Shawah would receive 12 months base salary continuation for termination related to a Change in Control.
(2)	These amounts reflect the aggregate amount attributable to the accelerated vesting of all outstanding stock options held by the named executive officers. Upon termination related to change in control, there is full acceleration (100%) on the vesting of stock options for each of Mr. Luci, Mr. DeLuccia and Mr. Shawah. The amounts in this column related to stock options are calculated for each outstanding option based on the positive difference between (i) $1.60, the closing price of Dipexium’s common stock on The NASDAQ Capital Market on December 30, 2016, and (ii) the exercise price per share of each stock option for which vesting would be accelerated. Stock options with an exercise price per share above $1.60 are disregarded for this purpose.
(3)	The amounts in this column are calculated based on (a) the duration of the respective continuation periods and (b) the monthly premiums that Dipexium pays for the medical, dental and life insurance coverage received by the named executive officer as of December 31, 2016.

Indemnification of the Dipexium Officers and Directors

Pursuant to the Merger Agreement, upon the completion of the merger, Dipexium and PLx agreed that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Dipexium or PLx and their respective subsidiaries as provided for in their respective organizational documents in effect as of the date of the Merger Agreement, will continue to be honored and in full force and effect for a period of seven years after the closing of the merger.

The certificate of incorporation and by-laws of the combined organization will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Dipexium’s organizational documents and PLx’s organizational documents, as applicable, and during such seven year period following the Merger Effective Time, Dipexium will not amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights of the directors or officers of Dipexium or PLx respect of actions or omissions occurring at or prior to the Merger Effective Time.

The Merger Agreement also provides that each of Dipexium and PLx may purchase a seven-year “tail” policy under its existing directors’ and officers’ liability insurance policy, with an effective date as of the closing, provided that Dipexium or PLx, as the case may be, may substitute policies of at least the same coverage containing terms and conditions that are not less favorable in any material respect. In no event will either Dipexium or PLx be required to expend more than an amount equal to 300% of the respective current annual premiums paid by such party for such insurance. During the term of the respective “tail” policies, neither Dipexium nor the combined organization will take any action following the closing of the merger to cause their respective “tail” policies to be cancelled or any provision of such policies to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors.

Interests of the PLx Directors and Executive Officers in the Merger

In considering the recommendation of the PLx board of directors with respect to the Merger Agreement and the other matters to be acted upon by the PLx stockholders at the PLx special stockholders meeting, the PLx stockholders should be aware that certain members of the board of directors and executive officers of PLx have interests in the merger that may be different from, or in addition to, the interests of the PLx stockholders. These interests relate to or arise from, among other things, the agreement that certain PLx directors and officers will serve on the board of directors of the combined organization following the consummation of the merger.

The board of directors of each of Dipexium and PLx was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Dipexium stockholders approve the Dipexium proposals to be presented to the Dipexium stockholders for consideration at the Dipexium annual stockholders meeting as contemplated by this joint proxy statement/prospectus, and that the PLx stockholders approve the PLx proposals to be presented to the PLx stockholders for consideration at the PLx special stockholders meeting as contemplated by this joint proxy statement/prospectus.

Ownership Interests

As of December 31, 2016, all directors and executive officers of PLx beneficially owned approximately 12.9% of the shares of PLx common stock. Approval of PLx Proposal Nos. 1 and 2 requires the affirmative vote of the holders of a majority of the shares of PLx common stock having voting power present in person or represented by proxy at the PLx special stockholders meeting. Certain PLx officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. For a more detailed discussion of the voting agreements see the section entitled “Agreements Related to the Merger — Voting Agreements” in this joint proxy statement/prospectus.

Indemnification of the PLx Officers and Directors

Pursuant to the Merger Agreement, upon the completion of the merger, Dipexium and PLx agreed that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Dipexium or PLx and their respective subsidiaries as provided for in their respective organizational documents in effect as of the date of the Merger Agreement, will continue to be honored and in full force and effect for a period of seven years after the closing of the merger.

The certificate of incorporation and by-laws of the combined organization will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those currently in Dipexium’s organizational documents and PLx’s organizational documents, as applicable, and during such seven year period following the Merger Effective Time, Dipexium will not amend, repeal or otherwise modify such provisions in any manner that would materially and adversely affect the rights of the directors or officers of Dipexium or PLx respect of actions or omissions occurring at or prior to the Merger Effective Time.

The Merger Agreement also provides that each of Dipexium and PLx may purchase a seven-year “tail” policy under its existing directors’ and officers’ liability insurance policy, with an effective date as of the closing, provided that Dipexium or PLx, as the case may be, may substitute policies of at least the same coverage containing terms and conditions that are not less favorable in any material respect. In no event will either Dipexium or PLx be required to expend more than an amount equal to 300% of the respective current annual premiums paid by such party for such insurance. During the term of the respective “tail” policies, neither Dipexium nor the combined organization will take any action following the closing of the merger to cause their respective “tail” policies to be cancelled or any provision of such policies to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors.

Limitations of Liability and Indemnification

In addition to the indemnification required in the amended and restated certificate of incorporation and amended and restated bylaws of Dipexium, Dipexium entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of Dipexium for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Dipexium. Dipexium believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Stock Options

Dipexium stock options and other equity awards that are vested and unexercised immediately prior to the Merger Effective Time will remain outstanding and be unaffected by the merger, provided that there will be an adjustment to the exercise price and the number of shares underlying these options and equity awards to account for any reverse stock split.

At the Merger Effective Time, each outstanding option, whether or not vested, to purchase PLx common stock unexercised immediately prior to the Merger Effective Time will be converted into an option to purchase Dipexium common stock. All rights with respect to each PLx option will be assumed by Dipexium in accordance with its terms. Accordingly, from and after the Merger Effective Time each option or warrant assumed by Dipexium may be exercised solely for shares of Dipexium common stock.

The number of shares of Dipexium common stock subject to each outstanding PLx option assumed by Dipexium will be determined by multiplying the number of shares of PLx common stock that were subject to such option by the Equity Exchange Ratio and rounding the resulting number up to the nearest whole number of shares of Dipexium common stock. The per share exercise price for the Dipexium common stock issuable upon exercise of each PLx option assumed by Dipexium will be determined by dividing the per share exercise price of PLx common stock subject to such option by the Equity Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will, subject to certain exceptions set forth in the Merger Agreement, otherwise remain unchanged.

Form of the Merger

The Merger Agreement provides that at the Merger Effective Time, AcquireCo will be merged with and into PLx. Upon the completion of the merger, PLx will continue as the surviving corporation and will be a wholly-owned subsidiary of Dipexium.

After completion of the merger, assuming Dipexium Proposal No. 2 is approved by Dipexium stockholders at the Dipexium annual stockholders meeting, Dipexium will be renamed “PLx Pharma Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “PLXP.”

Merger Consideration

At the Merger Effective Time:

•	each share of PLx common stock outstanding immediately prior to the Merger Effective Time will automatically be converted into the right to receive a number of shares of Dipexium common stock at a rate per share equal to the Equity Exchange Ratio; and
•	each option to purchase shares of PLx common stock outstanding and unexercised immediately prior to the Merger Effective Time will be assumed by Dipexium and will become an option to purchase shares of Dipexium common stock, with the number of shares and exercise price being adjusted by the Equity Exchange Ratio.

The Merger Agreement provides that, promptly after the Merger Effective Time, Dipexium will deposit with an exchange agent acceptable to Dipexium and PLx stock certificates representing the shares of Dipexium common stock issuable to the PLx stockholders (or, if uncertificated shares of Dipexium common stock will be delivered, Dipexium will make appropriate alternative arrangements).

The Merger Agreement provides that, as promptly as reasonably practicable following the completion of the merger, the exchange agent will mail to each holder of record of PLx common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the shares of Dipexium common stock (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form). Upon proper surrender of PLx stock certificates (or, in the case of shares of PLx common stock held in book-entry form, the receipt of an “agent’s message”) together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such shares of PLx common stock will be entitled to receive the shares of Dipexium common stock into which such shares of PLx common stock were converted pursuant to the terms of the Merger Agreement and cash in lieu of any fractional share of Dipexium common stock issuable to such holder. The surrendered certificates representing PLx common stock will be cancelled.

After the Merger Effective Time, each certificate representing shares of PLx common stock that has not been surrendered will represent only the right to receive shares of Dipexium common stock issuable pursuant to the merger and cash in lieu of any fractional share of Dipexium common stock to which the holder of any such certificate is entitled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of PLx stock certificates.

Any holder or former holder of PLx common stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the Equity Exchange Ratio (or, as a result, the number of shares of Dipexium common stock that PLx stockholders will be entitled to receive) due to changes in the market price of Dipexium common stock. Accordingly, the market value of the shares of Dipexium common stock issued by virtue of the merger will depend on the market value of the shares of Dipexium common stock at the time the merger closes, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

Effective Time of the Merger

The Merger Agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the Merger Agreement are satisfied or waived, including, among others, the adoption of the Merger Agreement by the stockholders of PLx and the approval by the Dipexium stockholders of the issuance of Dipexium common stock, the amendment to the amended and restated certificate of incorporation of Dipexium effecting the name change from “Dipexium Pharmaceuticals, Inc.” to “PLx Pharma Inc.” and the amendment to the amended and restated certificate of incorporation of Dipexium increasing the number of authorized shares. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Dipexium and PLx and specified in the certificate of merger. Neither Dipexium nor PLx can predict the exact timing of the completion of the merger.

Regulatory Approvals

Dipexium must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Dipexium common stock and the filing of this joint proxy statement/prospectus with the SEC.

Tax Treatment of the Merger

Dipexium and PLx intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Dipexium and PLx will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Dipexium or PLx to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences of the Merger to the Holders of PLx Common Stock

The following is a discussion of the material U.S. federal income tax consequences of the merger applicable to U.S. Holders (as defined below) who exchange their PLx common stock for Dipexium common stock in the merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, in effect as of the date of this joint proxy statement/prospectus. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of PLx common stock.

This discussion is limited to U.S. Holders who hold their PLx common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a PLx common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of PLx common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;
•	persons whose functional currency is not the U.S. dollar;
•	persons holding PLx common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	persons who are not U.S. Holders;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers, or traders in securities;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell PLx common stock under the constructive sale provisions of the Code;
•	persons who hold or receive PLx common stock pursuant to the exercise of any employee stock options or otherwise as compensation;
•	persons holding PLx common stock who exercise dissenters’ rights; and
•	tax-qualified retirement plans.

Except where specified, this discussion is limited to holders of PLx common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PLx common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds PLx common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding PLx common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which PLx common stock is acquired.

STOCKHOLDERS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

As a reorganization within the meaning of Section 368(a) of the Code, and subject to the qualifications and assumptions described in this joint proxy statement/prospectus, the material U.S. federal income tax consequences of the merger will be as follows:

•	a U.S. Holder will not recognize gain or loss upon the exchange of PLx common stock for Dipexium common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Dipexium common stock as described below;
•	a U.S. Holder who receives cash in lieu of a fractional share of Dipexium common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;
•	a U.S. Holder’s aggregate tax basis for the shares of Dipexium common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of PLx common stock surrendered upon completion of the merger; and
•	the holding period of the shares of Dipexium common stock received by a U.S. Holder in the merger will include the holding period of the shares of PLx common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the PLx common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of PLx common stock and Dipexium common stock, stockholders who acquired different blocks of PLx common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

U.S. Holders who owned at least five percent (by vote or value) of the total outstanding stock of PLx or PLx stock with a tax basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s PLx common stock and the fair market value of such stock.

Certain U.S. Holders may be subject to backup withholding on cash received pursuant to the merger. Backup withholding will not apply, however, to a U.S. Holder who timely furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and establishes such exemption. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s federal income tax liability, provided that the Dipexium stockholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. U.S. HOLDERS OF PLX STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Treatment of Non-U.S. Holders in the Merger

A non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain with respect to the merger if the merger is treated as reorganization within the meaning of Section 368(a) of the Code. If the merger is not treated as a reorganization, within the meaning of Section 368(a) of the Code, a non-U.S. holder will still not be subject to U.S. federal income or withholding tax on gain with respect to the merger as long as:

•	such gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, is not attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States;
•	in the case of certain capital gains, the non-U.S. holder either is not considered, for U.S. federal income tax purposes, to be present in the United States for 183 days or more during the taxable year in which the capital gain is recognized or otherwise qualifies for an exemption; and
•	PLx neither is nor has been a “U.S. real property holding corporation” at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. PLx believes that it is not and or has not been a U.S. real property holding corporation within the last five years and does not expect to become a U.S. real property holding corporation prior to the date of the closing of the merger.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. U.S. HOLDERS OF PLX STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

NASDAQ Stock Market Listing

Dipexium common stock currently is listed on The NASDAQ Capital Market under the symbol “DPRX”. Dipexium has agreed to use commercially reasonable efforts to maintain its existing listing on The NASDAQ Capital Market, and to obtain approval for listing on The NASDAQ Capital Market of the shares of Dipexium common stock that PLx stockholders will be entitled to receive pursuant to the merger.

Dipexium has submitted an initial listing application with The NASDAQ Capital Market pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Dipexium anticipates that its common stock will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “PLXP”.

Anticipated Accounting Treatment

The merger will be treated by Dipexium as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, PLx is considered to be acquiring Dipexium in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing U.S. generally accepted accounting principles, which are subject to change and interpretation. Under the acquisition method of accounting, management of Dipexium and PLx have made a preliminary estimated purchase price calculated as described in Note 3 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Dipexium that exist as of the date of completion of the transaction.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, holders of Dipexium common stock are not entitled to appraisal rights in connection with the merger.

Under the DGCL, holders of PLx capital stock who do not vote for the adoption and approval of the Merger Agreement and to approve the merger have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this joint proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a PLx stockholder would be entitled to receive under the Merger Agreement. Any holder of PLx capital stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to PLx prior to the vote on the adoption and approval of the Merger Agreement and to approve the merger, not vote or otherwise submit a proxy in favor of adoption and approval of the Merger Agreement and to approve the merger and not submit a letter of transmittal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, you are encouraged to seek the advice of your own legal counsel. A copy of Section 262 of the DGCL is also included as Annex C to this joint proxy statement/prospectus.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The Merger Agreement has been attached to this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Dipexium, PLx or AcquireCo. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Dipexium and PLx have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Dipexium and PLx do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Dipexium or PLx, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Dipexium, PLx and AcquireCo and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, AcquireCo, a wholly-owned subsidiary of Dipexium formed by Dipexium in connection with the merger, will merge with and into PLx, with PLx surviving as a wholly-owned subsidiary of Dipexium.

Completion and Effectiveness of the Merger

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of Dipexium and PLx. Dipexium and PLx are working to complete the merger as quickly as practicable and expect that the merger will be completed during the second quarter of 2017. However, Dipexium and PLx cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration and Adjustment

At the Merger Effective Time, each outstanding share of capital stock of PLx will be converted into the right to receive that number of shares of Dipexium common stock, if any, as determined pursuant to the Equity Exchange Ratio described in the Merger Agreement. No fractional shares of Dipexium common stock will be issued in connection with the merger. Instead, each PLx stockholder who otherwise would be entitled to receive a fractional share of Dipexium common stock (after aggregating all fractional shares of Dipexium common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of Dipexium common stock by $1.395 (the average of the closing price of a share of Dipexium common stock on The NASDAQ Capital Market for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of the Merger Agreement).

Following the consummation of the transactions contemplated by the Merger Agreement, the current stockholders of PLx and current stockholders of Dipexium are expected to own (i) 76.75% and 23.25% of the combined organization, respectively, if Dipexium has an amount of cash as of a certain determination date prior to the Merger Effective Time greater than or equal to $12.5 million or (ii) 77.5% and 22.5% of the combined organization, respectively, if Dipexium has an amount of cash as of a certain determination date prior to the Merger Effective Time greater than or equal to $12.0 million but less than $12.5 million. Dipexium will issue to the current stockholders of PLx the aggregate number of shares of Dipexium common stock necessary for the current PLx stockholders to own 77.5% and 76.75%, as applicable, of the outstanding shares of common stock of the combined organization based on Dipexium’s cash, as discussed below.

The Equity Exchange Ratio for each share of PLx capital stock will be determined based on the aggregate number of shares of Dipexium common stock that Dipexium issues in connection with the merger and the aggregate number of securities of PLx that are outstanding at the time of closing of the merger. The aggregate number of shares of Dipexium common stock that Dipexium issues in connection with the merger will be determined by multiplying the percentage of the combined organization that the current stockholders of PLx will own by a fraction, the numerator of which is the number of outstanding shares of Dipexium common stock and the denominator of which is the percentage of the combined organization that the current stockholders of Dipexium will own (subject to adjustment based on Dipexium’s cash).

For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares.

The exchange ratio will be determined, as described in the Merger Agreement, based upon the amount of “cash” of Dipexium. See “— Determination of Dipexium’s Cash” below.

Determination of Dipexium’s Cash

For purposes of determining the Equity Exchange Ratio and whether Dipexium has satisfied the condition to closing that Dipexium have no less than $12.0 million in cash as of the closing date (as calculated pursuant to the terms of the Merger Agreement), Dipexium’s cash will be calculated three business days prior to the closing with Dipexium’s good faith estimate of Dipexium’s projected cash to be held as of the closing, together with the work papers and back-up materials used in preparing such calculation. Under the Merger Agreement, Dipexium’s “cash” generally consists of (a) Dipexium’s cash, cash equivalents and short-term investments, plus (b) a security deposit of up to $56,630, plus (c) the Bridge Loan, plus (d) up to $350,000 in documented legal fees, accounting fees, NASDAQ listing fees, and printing costs paid or payable by Dipexium in connection with the merger, all as of a determination date prior to the closing date of the merger.

Dipexium Stock and Options

Each share of Dipexium common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares will be unaffected by the merger. Dipexium stock options and other equity awards that are outstanding immediately prior to the Merger Effective Time will also remain outstanding and be unaffected by the merger, provided that there will be an adjustment to the exercise price and number of shares underlying these options and equity awards to account for the proposed reverse stock split. As of the closing of the merger, current Dipexium stockholders are expected to own between 22.50% – 23.25% of the combined organization immediately after the completion of the merger. See the section entitled “— Merger Consideration and Adjustment.” This calculation does not contemplate outstanding Dipexium option awards, all of which have an exercise price significantly greater than the market price of Dipexium common stock as of December 31, 2016 and will remain outstanding under their existing terms following the merger.

Procedures for Exchanging PLx Stock Certificates

The Merger Agreement provides that, as promptly as reasonably practicable following the completion of the merger, the exchange agent will mail to each holder of record of PLx common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the shares of Dipexium common stock (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form). Upon proper surrender of PLx stock certificates (or, in the case of shares of PLx common stock held in book-entry form, the receipt of an “agent’s message”) together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such shares of PLx common stock will be entitled to receive the shares of Dipexium common stock into which such shares of PLx common stock were converted pursuant to the terms of the Merger Agreement and cash in lieu of any fractional share of Dipexium common stock issuable to such holder. The surrendered certificates representing PLx common stock will be cancelled.

The Merger Agreement provides that, promptly after the Merger Effective Time, Dipexium will deposit with an exchange agent acceptable to Dipexium and PLx stock certificates representing the shares of Dipexium common stock issuable to the PLx stockholders (or, if uncertificated shares of Dipexium common stock will be delivered, Dipexium will make appropriate alternative arrangements).

The Merger Agreement provides that, as promptly as reasonably practicable following the completion of the merger, the exchange agent will mail to each holder of record of PLx common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the shares of Dipexium common stock (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form). Upon proper surrender of PLx stock certificates (or, in the case of shares of PLx common stock held in book-entry form, the receipt of an “agent’s message”) together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the holder of such shares of PLx common stock will be entitled to receive the shares of Dipexium common stock into which such shares of PLx common stock were converted pursuant to the terms of the Merger Agreement and cash in lieu of any fractional share of Dipexium common stock issuable to such holder. The surrendered certificates representing PLx common stock will be cancelled.

After the Merger Effective Time, each certificate representing shares of PLx common stock that has not been surrendered will represent only the right to receive shares of Dipexium common stock issuable pursuant to the merger and cash in lieu of any fractional share of Dipexium common stock to which the holder of any such certificate is entitled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of PLx stock certificates.

Any holder or former holder of PLx common stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF PLX COMMON STOCK SHOULD NOT SEND IN THEIR PLX STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM DIPEXIUM WITH INSTRUCTIONS FOR THE SURRENDER OF PLX STOCK CERTIFICATES.

Fractional Shares

No fractional shares of Dipexium common stock will be issuable pursuant to the merger to PLx stockholders. Instead, each PLx stockholder who would otherwise be entitled to receive a fraction of a share of Dipexium common stock, after aggregating all fractional shares of Dipexium common stock issuable to such stockholder, will be entitled to receive a cash payment rounded up to the nearest cent in an amount determined by multiplying $1.395 (the average of the closing price of Dipexium common stock on The NASDAQ Capital Market for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of the Merger Agreement) by the fraction of a share of Dipexium common stock to which such holder would otherwise be entitled.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Dipexium and PLx relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Merger Effective Time or termination of the Merger Agreement, as further described below. The representations and warranties of each of Dipexium and PLx have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the merger and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

PLx made a number of representations and warranties to Dipexium and AcquireCo in the Merger Agreement, including representations and warranties relating to the following matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;
•	corporate power and authority to enter into the Merger Agreement and to complete the merger;
•	absence of any conflicts with organizational documents, required notices, consents or approvals, violations or breaches of any obligations or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the Merger Agreement and completing the transactions contemplated by the Merger Agreement;
•	capitalization;
•	subsidiaries;
•	financial statements;
•	absence of undisclosed liabilities;
•	compliance with applicable laws;
•	legal proceedings and orders;
•	leased real property;
•	title to assets;
•	material contracts and the absence of breaches of material contracts;
•	taxes and tax returns;
•	labor and employment matters;
•	employee benefit programs;
•	intellectual property;
•	regulatory compliance;
•	insurance;
•	vote required by PLx stockholders;
•	the PLx fairness opinion;
•	broker’s fees;
•	information relating to PLx included in this joint proxy statement/prospectus; and
•	the PLx voting agreements.

Dipexium and AcquireCo made a number of representations and warranties to PLx in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing;
•	corporate power and authority to enter into the Merger Agreement and to complete the merger;
•	absence of any conflicts with organizational documents, required notices, consents or approvals,

violations or breaches of any obligations or applicable laws as a result of, and the completion of corporate actions necessary for, entering into the Merger Agreement and of completing the transactions contemplated by the Merger Agreement;
•	capitalization;
•	subsidiaries;
•	SEC filings and the financial statements contained in those filings, and sufficiency of disclosure controls and procedures;
•	financial statements;
•	absence of undisclosed liabilities;
•	compliance with applicable laws;
•	legal proceedings and orders;
•	leased real property;
•	material contracts and the absence of breaches of material contracts;
•	taxes and tax returns;
•	labor and employment matters;
•	employee benefit programs;
•	intellectual property;
•	regulatory compliance;
•	books and records;
•	the Dipexium fairness opinion;
•	insurance;
•	vote required by Dipexium stockholders;
•	broker’s fees;
•	information relating to Dipexium included in this joint proxy statement/prospectus; and
•	the Dipexium voting agreements.

Survival of Representations and Warranties

The representations and warranties of Dipexium and PLx contained in the Merger Agreement will terminate and expire at the Merger Effective Time (or, if the Merger Agreement is earlier terminated, at the time of the termination).

Material Adverse Effect

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or when taken together with any other such results, facts, changes, effects, events, circumstances, occurrences or developments has or would reasonably be expected to have, a material adverse effect on (i) the business, operations, results of operations or condition (whether financial or otherwise) of Dipexium and its subsidiaries, taken as a whole, or PLx and its subsidiaries, taken as a whole or (ii) the ability of PLx, Dipexium or either of their respective subsidiaries to perform their covenants or obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement, including the merger, except that none of the following, as they apply to Dipexium and its subsidiaries, taken as a whole, or PLx and its Subsidiaries, taken as a whole, will be deemed to constitute or will be taken into account in determining whether there has been a material adverse effect:

•	changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions, or political, economic or financial or capital market conditions in any jurisdiction in which Dipexium and its subsidiaries or PLx and its Subsidiaries operates or carries on business;
•	changes, developments or conditions resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
•	any natural disaster;
•	changes or developments in or relating to currency exchange or interest rates;
•	changes or developments affecting the pharmaceutical industry in general;
•	any change in applicable laws (other than orders against Dipexium and its subsidiaries or PLx and its Subsidiaries) or U.S. generally accepted accounting practices;
•	for purposes of certain representations and warranties of the parties, the announcement of the execution of this Agreement or the transactions contemplated by the Merger Agreement, including the merger;
•	any specific action taken (or omitted to be taken) at the written request of Dipexium or PLx, as applicable;
•	in the case of Dipexium, certain scheduled matters relating to routine regulatory correspondence, the failure of Locilex® to meet its primary clinical endpoint in either of its Phase 3 trials, as previously announced, or any potential litigation related to the transactions contemplated by the Merger Agreement; or
•	any changes in the share price or trading volume of shares of Dipexium’s common stock or the credit rating or in any analyst’s recommendation with respect to Dipexium, or any failure of Dipexium to meet projections, guidance, milestones, forecasts or published financial or operating predictions or measures.

Covenants

Dipexium Interim Operating Covenants

Dipexium made covenants in the Merger Agreement relating to the conduct of its business prior to the completion of the merger or the earlier termination of the Merger Agreement. Unless PLx otherwise consents in writing (to the extent that such consent is permitted by applicable law), which such consent shall not (subject to certain exceptions) be unreasonably withheld, conditioned or delayed, or except as expressly permitted or specifically contemplated by the Merger Agreement or as is otherwise required by applicable law or order, Dipexium:

•	and its subsidiaries will maintain their respective facilities and will continue to operate and conduct their respective businesses in the ordinary course;
•	and its subsidiaries will comply in all material respects with the terms of all material contracts and Dipexium will use its commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ respective business organizations, assets, permits, properties, rights, goodwill and business relationships and keep available the services of its and its subsidiaries’ respective officers and employees as a group;
•	will not, and will cause its subsidiaries not to, directly or indirectly:

•	amend or otherwise change their respective charter documents, except for amendments as may be required to effect the transactions contemplated by the Merger Agreement, including the merger;

•	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of shares of Dipexium common stock (whether in cash or property);

•	split, divide, consolidate, combine or reclassify shares of Dipexium common stock or any other securities of Dipexium;

•	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any shares of Dipexium common stock or other securities of Dipexium or its subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Dipexium common stock, other than the issuance of shares of Dipexium common stock issuable pursuant to the merger, the issuance of Dipexium equity awards in replacement of PLx equity awards in accordance with the Merger Agreement, the exercise of options outstanding on the date hereof or otherwise to a holder of Dipexium options or warrants, or the issuance, grant, sale or pledge of shares of Dipexium common stock to directors and officers of Dipexium consistent with past practice and in accordance with the decision of the compensation committee of the Dipexium board of directors or in settlement of any amounts owed to vendors, suppliers and other service providers;

•	grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants; or except as contemplated by the Merger Agreement, or as required by applicable law or terms of Dipexium benefit plans (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee; (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any Dipexium benefit plan; (iii) enter into, terminate or materially amend any Dipexium benefit plan (or, except as provided in the Merger Agreement, any plan, program, agreement, or arrangement that would constitute a Dipexium benefit plan if in effect on the date hereof) or make any loans to employees; (iv) terminate any person who is, or hire any person to be, employed by or a consultant of Dipexium or any of its subsidiaries, other than the hiring or termination of employees or consultants with total annual compensation not in excess of $100,000 in the ordinary course of business consistent with past practice, and solely with respect to the hiring of employees, to replace employees or consultants reasonably essential to Dipexium; or (v) loan or advance any money to employees or individual independent contractors of Dipexium or any of its subsidiaries;

•	redeem, purchase or otherwise acquire any outstanding shares of Dipexium common stock or other securities convertible into or exchangeable or exercisable for shares of Dipexium common stock,

•	amend the terms of any securities of Dipexium or any of its subsidiaries;

•	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Dipexium or any of its subsidiaries;

•	reorganize, amalgamate or merge, other than pursuant to the merger;

•	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable laws or U.S. GAAP;

•	except for sales in the ordinary course of business, or as contemplated by the Merger Agreement or in connection with any transactions contemplated by the Merger Agreement, sell, pledge, lease, license, abandon or dispose of any assets or properties of Dipexium (including the shares or other equity securities of any subsidiary of Dipexium) or of any of its subsidiaries;

•	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person or entity other than pursuant to the merger or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

•	incur any indebtedness, other than trade payables in the ordinary course of business, enter into any hedging, derivative or swap transaction or contract, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or entity, or make any loans or advances;

•	pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Dipexium financial statements or in the ordinary course of business and consistent with past practice, or voluntarily waive, release, assign, settle or compromise any proceeding, where such waivers, releases, assignments, settlements or compromises exceed $50,000 in the aggregate or in any case would entail any non-monetary damages;

•	settle or compromise any action, claim or other proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Merger Agreement, including the merger;

•	enter into any material new line of business, enterprise or other activity;

•	expend or commit to expend any amounts with respect to capital expenses, where such expenditures or commitments exceed $50,000 in the aggregate;

•	other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a Dipexium material contract, or materially modify, materially amend or terminate any Dipexium material contract or waive, release or assign any material rights or claims thereunder;

•	make, change, revoke or rescind in any manner that is material and adverse to Dipexium any election relating to taxes, settle or compromise any tax controversy, or make any material amendment with respect to any tax return, change any method of tax accounting or change in annual tax accounting period, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or surrender any right to claim a material tax refund;

•	make, or permit any of Dipexium’s subsidiaries to, make, any loan to any officer or director of Dipexium or any of its subsidiaries;

•	negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

•	enter into, modify or terminate any contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing; and
•	will promptly notify PLx in writing of any event which would have a material adverse effect on Dipexium.

PLx Interim Operating Covenants

PLx made covenants in the Merger Agreement relating to the conduct of its business prior to the completion of the merger or the earlier termination of the Merger Agreement. Unless PLx otherwise consents in writing (to the extent that such consent is permitted by applicable law), which such consent shall not (subject to certain exceptions) be unreasonably withheld, conditioned or delayed, or except as expressly permitted or specifically contemplated by the Merger Agreement or the confidential disclosure letter delivered by PLx to Dipexium in connection with the Merger Agreement, or as is otherwise required by applicable law or order, PLx:

•	and its subsidiaries will maintain their respective facilities and will continue to operate and conduct their respective businesses in the ordinary course;
•	and its subsidiaries will comply in all material respects with the terms of all material contracts and PLx will use its commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ respective business organizations, assets, permits, properties, rights, goodwill and business relationships and keep available the services of its and its subsidiaries’ respective officers and employees as a group;
•	will not, and will cause its subsidiaries not to, directly or indirectly:

•	amend or otherwise change their respective charter documents, except for amendments as may be required to effect the transactions contemplated by the Merger Agreement, including the merger;

•	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of shares of PLx common stock (whether in cash or property) except the payment of interest or other amounts as and when due pursuant to the terms of the PLx convertible notes and in the case of any of PLx’s wholly-owned subsidiaries, for dividends payable to PLx or among wholly-owned subsidiaries of PLx;

•	split, divide, consolidate, combine or reclassify shares of PLx common stock or any other securities of PLx;

•	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any shares of PLx common stock or other securities of PLx or its subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of PLx common stock, other than up to 405,000 shares of PLx common stock issuable upon conversion of the PLx convertible notes in accordance with their terms;

•	grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants; or except as contemplated by the Merger Agreement, or as required by applicable law or terms of PLx benefit plans (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee; (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any PLx benefit plan; (iii) enter into, terminate or materially amend any PLx benefit plan (or, except as provided in the Merger Agreement, any plan, program, agreement, or arrangement that would constitute a PLx benefit plan if in effect on the date hereof) or make any loans to employees; (iv) grant any equity or equity-based awards; (v) terminate any person who is, or hire any person to be, employed by or a consultant of PLx or any of its subsidiaries, other than the hiring or termination of employees or consultants with total annual compensation not in excess of $100,000 in the ordinary course of business consistent with past practice, and solely with respect to the hiring of employees, to replace employees or consultants reasonably essential to PLx; or (v) loan or advance any money to employees or individual independent contractors of PLx or any of its subsidiaries;

•	redeem, purchase or otherwise acquire any outstanding shares of PLx common stock or other securities convertible into or exchangeable or exercisable for shares of PLx common stock, other than upon conversion of PLx convertible notes in accordance with their terms;

•	amend the terms of any securities of PLx or any of its subsidiaries, other than amendments to the PLx convertible notes solely necessary to provide for their conversion in connection with the merger;

•	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PLx or any of its subsidiaries;

•	reorganize, amalgamate or merge, other than pursuant to the merger;

•	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable laws or U.S. GAAP;

•	except for sales in the ordinary course of business, or as contemplated by the Merger Agreement or in connection with any transactions contemplated by the Merger Agreement, sell, pledge, lease, license, abandon or dispose of any assets or properties of PLx (including the shares or other equity securities of any subsidiary of PLx) or of any of its subsidiaries;

•	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person or entity other than pursuant to the merger or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

•	incur any indebtedness, other than trade payables in the ordinary course of business, enter into any hedging, derivative or swap transaction or contract, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or entity, or make any loans or advances;

•	pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in PLx financial statements or in the ordinary course of business and consistent with past practice, or voluntarily waive, release, assign, settle or compromise any proceeding, where such waivers, releases, assignments, settlements or compromises exceed $50,000 in the aggregate or in any case would entail any non-monetary damages;

•	settle or compromise any action, claim or other proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Merger Agreement, including the merger;

•	enter into any material new line of business, enterprise or other activity;

•	expend or commit to expend any amounts with respect to capital expenses, where such expenditures or commitments exceed $50,000 in the aggregate;

•	other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a PLx material contract, or materially modify, materially amend or terminate any PLx material contract or waive, release or assign any material rights or claims thereunder;

•	make, change, revoke or rescind in any manner that is material and adverse to PLx any election relating to taxes, settle or compromise any tax controversy, or make any material amendment with respect to any tax return, change any method of tax accounting or change in annual tax accounting period, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or surrender any right to claim a material tax refund;

•	make, or permit any of PLx’s subsidiaries to, make, any loan to any officer or director of PLx or any of its subsidiaries;

•	expend or commit to expend any amounts for the preparation and filing of reports with the FDA or any other regulatory authority;

•	negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

•	enter into, modify or terminate any contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing; and
•	will promptly notify Dipexium in writing of any event which would have a material adverse effect on PLx.

Bridge Loan

Dipexium also covenanted pursuant to the Merger Agreement to make available to PLx, on or before January 15, 2017, a loan in the amount of $2.0 million (the “Bridge Loan”) to be funded pursuant to a secured promissory note. PLx agreed not to use more than $500,000 of the Bridge Loan for purposes other than those certain pre-defined Aspertec development activities and other actions or items as may be determined in advance by mutual written agreement of Dipexium and PLx. The Bridge Loan was funded by Dipexium to PLx on January 6, 2017.

Lock-Up Agreements

Each of Dipexium and PLx covenanted pursuant to the Merger Agreement to take all actions necessary to deliver their respective lock-up agreements on or prior to the filing date of this joint proxy statement/prospectus.

Board Recommendations; Dipexium Annual Meeting and PLx Special Meeting

The Dipexium board of directors has adopted resolutions approving the Merger Agreement and recommending that the holders of shares of Dipexium common stock vote to adopt the resolution approving the issuance of share of Dipexium common stock necessary to complete the merger. The PLx board of directors has unanimously adopted resolutions approving the Merger Agreement, recommending that the holders of PLx common stock vote to adopt the Merger Agreement and directing that the adoption of the Merger Agreement be submitted to a vote of the PLx stockholders. In furtherance thereof and subject to the requirements of applicable law, Dipexium and PLx have agreed to take all lawful action to convene a meeting of their respective stockholders, at which PLx stockholders will consider the adoption of the Merger Agreement and Dipexium stockholders will consider approving the issuance of shares of Dipexium common stock necessary to complete the merger as promptly as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, is declared effective.

Under the Merger Agreement, subject to the exceptions set forth below, the PLx board of directors agreed to recommend that PLx stockholders vote in favor of the adoption of the Merger Agreement, and the Dipexium board of directors agreed to recommend that Dipexium stockholders vote in favor of the issuance of shares of Dipexium common stock necessary to complete the merger. The Merger Agreement further provides that the Dipexium board of directors may, subject to certain provisions of the Merger Agreement, withdraw or modify its recommendation if, prior to the meeting of its stockholders, the Dipexium board of directors determines in good faith, after consultation with its outside legal and financial advisors, that either an “intervening event” (as defined below) has occurred or it has received a “superior proposal” (as defined below) and, that a change in recommendation is required in order to comply with the Dipexium board of directors’ fiduciary duties under applicable laws.

Third Party Acquisition Proposals

Subject to the exceptions described below, Dipexium and PLx have each agreed that it will not, and none of its subsidiaries will, directly or indirectly, through any of their representatives or otherwise:

•	initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information) or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to any acquisition proposal or potential acquisition proposal (which, for the purposes of the Merger Agreement, is defined as any proposal or offer with respect to (a) the acquisition or purchase by any person or group of persons acting jointly or in concert of any capital stock or other voting securities or securities convertible into or exercisable or exchangeable for any shares of Dipexium common stock or PLx common stock, as the case may be, or other voting securities of Dipexium or PLx, as the case may be, representing 20% or more of its voting equity securities then outstanding, (b) any acquisition or purchase by any person or group of persons acting jointly or in concert of any assets of Dipexium or PLx, respectively, and/or its subsidiaries which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of Dipexium or PLx, respectively, and its subsidiaries taken as a whole, whether in a single or in a series of related transactions, or (c) a merger, amalgamation, recapitalization, reorganization or other business combination involving Dipexium or PLx or any of their respective subsidiaries whether in a single transaction or a series of related transactions, in which (i) Dipexium or PLx or any of their respective subsidiaries is a constituent corporation, (ii) in which a person or group of persons acting jointly or in concert directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Dipexium or PLx, as the case may be, or of their respective subsidiaries, or (iii) in which Dipexium or PLx, as the case may be, or their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of any such entity (other than as contemplated by the Merger Agreement, in each case excluding the transactions contemplated by the Merger Agreement and excluding any transaction between only Dipexium or PLx and/or one or more of its subsidiaries);
•	participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other person (other than it or its affiliates) to make or complete an acquisition proposal;
•	in the case of Dipexium, effect any change of recommendation by its board of directors; or
•	accept or enter into or publicly propose to accept or enter into any letter of intent, memorandum of understanding, agreement in principle, transaction agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, any acquisition proposal.

However, if, prior to the Dipexium annual stockholders meeting, Dipexium receives a written acquisition proposal that was not solicited after the date of the Merger Agreement in contravention of the restrictions described above:

•	Dipexium may contact the person making the acquisition proposal (or such person’s representatives) solely for the purpose of clarifying the terms of such acquisition proposal and the likelihood of consummation of such acquisition proposal so as to determine whether such acquisition proposal is, or could reasonably be expected to lead to, a superior proposal; and
•	if the Dipexium board of directors determines in good faith, following consultation with its outside legal counsel and financial advisors, that such acquisition proposal is, or could reasonably be expected to lead to, a “superior proposal”, then Dipexium may:

•	furnish to such person (and such person’s representatives) non-public information relating to Dipexium pursuant to a confidentiality agreement that is no less favorable to Dipexium than the confidentiality agreement between Dipexium and PLx; and

•	engage in discussions and negotiations with such person and its representatives with respect to such acquisition proposal;

A “superior proposal” with respect to Dipexium for the purpose of this joint proxy statement/prospectus means, in general terms, an unsolicited bona fide acquisition proposal for Dipexium involving an acquisition of its securities at the 100% level and “all or substantially all” as it relates to assets, by a third party which: (a) the Dipexium board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel: (i) would, if consummated, taking into account all of the terms and conditions of such acquisition proposal (but not assuming away any risk of non-completion), result in a transaction which is more favorable to the stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions thereof proposed by PLx); (ii) is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such acquisition proposal and the person or persons making such acquisition proposal; and (iii) that funds, securities or other consideration necessary for the acquisition proposal are or are reasonably likely to be available; and (c) is made available to all of the Dipexium stockholders on the same terms and conditions.

Dipexium may, prior to the Dipexium annual stockholders meeting, terminate the Merger Agreement or enter into an agreement in respect of an acquisition proposal or effect a change of recommendation of its board of directors if and only if:

•	such acquisition proposal did not result from a breach of Dipexium’s non-solicitation covenants under the Merger Agreement;
•	the Dipexium board of directors has determined in good faith, after consultation with its outside legal and financial advisors, that a change of recommendation is required in order to comply with its fiduciary duties under applicable laws either based upon (a) an “intervening event” (as defined below) or (b) receipt of an acquisition proposal that the Dipexium board of directors determines in good faith constitutes a “superior proposal.”

“Intervening Event” means any event, change, effect, development, condition or occurrence that (a) does not relate to any Dipexium “acquisition proposal” and (b) is not known and was not reasonably foreseeable to the Dipexium board of directors as of the date of the Merger Agreement.

Disclosure Documents

As promptly as practicable following the date of the Merger Agreement, Dipexium and PLx shall prepare and cause to be filed with the SEC this proxy statement and Dipexium, in cooperating with PLx, shall prepare and file with the SEC a registration on Form S-4, in which this proxy statement is included, in connection with the registration under the Securities Act of 1933, as amended, of the shares of Dipexium common stock to be issued by virtue of the merger. Each of Dipexium and PLx agreed to use their commercially reasonable efforts to cause the registration statement to become effective and to keep the Form S-4 effective as long as is necessary to consummate the merger.

Each of Dipexium and PLx agreed to use commercially reasonable efforts to cause this proxy statement to be mailed to its respective stockholders as promptly as practicable after the statement is declared effective by the SEC.

Regulatory Approvals

Each of the parties to the Merger Agreement shall use commercially reasonable efforts to as promptly as reasonably practicable, take reasonable actions to provide notice to any third party, or obtain from any third party any waivers, consents and approvals required to be obtained, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the merger.

Each of the parties to the Merger Agreement also agrees to cooperate and to use commercially reasonable efforts to obtain any waivers, consents, clearances and approvals required in connection with the consummation of the transactions contemplated under the Merger Agreement under the HSR Act, if applicable, and any other federal, provincial, state or foreign law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or foreign investment, and respond to any requests of any governmental authority for information or documentary material under any such relevant laws. In furtherance of the foregoing, each of Dipexium and PLx also agrees to take any and all steps necessary to resolve any objections from governmental authorities and to use commercially reasonable efforts to avoid or eliminate impediments under any relevant law that may be asserted by any governmental authority with respect to the transactions so as to enable the closing to occur as promptly as practicable and in any event no later than April 30, 2017 (or such later date as agreed to by the parties of the Merger Agreement); provided, however, that Dipexium and PLx are not required: (i) to dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available to any person any intellectual property; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the closing date); (v) to make or cause any of its subsidiaries to make any commitment (to any governmental authority or otherwise) regarding its future operations; or (vi) to contest any legal proceeding or any order, writ, injunction or decree relating to the merger or the transactions contemplated by the Merger Agreement if such party determines in good faith that contesting such legal proceeding or order, writ, injunction or decree might not be advisable (collectively, clauses (i) through (vi) a “Restraint”).

Additional Agreements

The Merger Agreement contains certain other covenants, including covenants relating to cooperation between Dipexium and PLx in the preparation of this joint proxy statement/prospectus, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information and performing their respective obligations regarding public announcements. Dipexium and PLx have further agreed, as applicable, to the following additional covenants and agreements in the Merger Agreement, among others:

•	Dipexium and PLx have agreed to take all required steps to cause acquisitions of shares of Dipexium common stock resulting from the merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Dipexium immediately prior to the merger to be exempt under Rule 16b-3 of the Exchange Act; and
•	Dipexium shall use commercially reasonable efforts to cause the shares of Dipexium common stock to be issued in the merger to be approved for listing on NASDAQ subject only to official notice of issuance.

Officers and Directors upon Completion of the Merger

The directors of the surviving corporation shall be designated by the PLx board of directors prior to the closing date and shall serve until the earlier of their death, resignation or removal or until their respective successors are duly appointed, elected and qualified. The officers of PLx immediately prior to the Merger Effective Time shall be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified.

Dipexium and PLx shall take all actions necessary so that, as of the Merger Effective Time, the board of directors of Dipexium shall consist of six individuals designated by PLx and one individual designated by Dipexium who is acceptable to PLx; provided, however, that the parties to the Merger Agreement agree that so long as Dipexium remains a public reporting company, the board of directors of Dipexium will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee.

Conditions to the Completion of the Merger

The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived by Dipexium and PLx, as applicable.

The following conditions must be satisfied or waived before Dipexium or PLx is obligated to complete the merger:

•	Dipexium stockholders shall have approved the issuance of shares of Dipexium common stock necessary to complete the merger at the Dipexium annual stockholders meeting;
•	PLx stockholders shall have adopted the Merger Agreement at the special meeting of PLx stockholders;

•	the registration statement of which this joint proxy statement/prospectus is a part shall be effective, and no stop order suspending the effectiveness of such registration statement shall be in effect;
•	the shares of Dipexium common stock (i) to be issued as merger consideration, and (ii) issuable on exercise of options issued in replacement of PLx options shall have been approved for listing on NASDAQ, subject only to official notice of issuance;
•	no applicable law or order shall be and remain in effect which imposes, and no suit, action, claim, proceeding or investigation shall be pending or threatened by any governmental authority which seeks to impose, any material limitations on Dipexium’s ownership of PLx or any subsidiary of PLx or any requirement that PLx, AcquireCo or Dipexium or any of their respective subsidiaries agree to or implement any Restraint;
•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger shall have been issued by any court of competent jurisdiction or other governmental authority and remain in effect, and there shall not be any law which has the effect of making the consummation of the merger illegal; and
•	there shall not be any legal proceeding pending, or overtly threatened in writing, by an official of a governmental authority in which such governmental authority indicates that it intends to conduct any legal proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the merger; (b) relating to the merger and seeking to obtain from Dipexium, AcquireCo or PLx any damages or other relief that may be material to Dipexium or PLx; or (c) seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Dipexium.

The obligations of Dipexium to complete the merger are also conditioned on the satisfaction or waiver of the following conditions:

•	PLx shall have complied in all material respects with its obligations, covenants and agreements in the Merger Agreement to be performed or complied with on or before the closing date;
•	as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by PLx in the Merger Agreement relating to organization, authority, regulatory matters, the Dipexium board of directors and stockholder approval shall be true and correct in all material respects;
•	as of the date of the Merger Agreement and as of the closing date, the representations and warranties made by PLx in the Merger Agreement relating to capitalization shall be true and correct in all respects;
•	the remaining representations and warranties made by PLx in the Merger Agreement shall be true and correct in all respects (disregarding all materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on PLx;
•	since the date of the Merger Agreement, no material adverse effect on PLx shall have occurred;
•	Dipexium shall have received a certificate dated the closing date and validly executed by a senior officer of PLx to the effect that the foregoing conditions have been satisfied;
•	the holders of not more than 5% of the shares of PLx common stock on an as-converted basis will have demanded, and not lost or withdrawn, or will be eligible to demand, appraisal rights; and
•	Dipexium shall have received a certificate dated the closing date and validly executed by a senior officer of PLx (i) identifying all closing or transactional costs of PLx in connection with the transactions contemplated by the Merger Agreement, including amounts payable to financial advisors

(including investment banks), attorneys, accountants or proxy solicitors and (ii) certifying as to which of such amounts remain payable as of the closing.

The obligations of PLx to complete the merger are also conditioned on the satisfaction or waiver of the following conditions:

•	Dipexium’s cash at closing shall be at least $12,000,000;
•	Dipexium shall have complied in all material respects with its obligations, covenants and agreements in the Merger Agreement to be performed or complied with on or before the closing date;
•	as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by Dipexium in the Merger Agreement relating to organization, authority, capitalization, the Dipexium board of directors and stockholder approval and the absence of brokers shall be true and correct in all material respects;
•	the remaining representations and warranties made by Dipexium in the Merger Agreement shall be true and correct in all respects (disregarding all materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of, individually or in the aggregate, representations and warranties which have not and would not reasonably be expected to have a material adverse effect on Dipexium;
•	since the date of the Merger Agreement, no material adverse effect on Dipexium shall have occurred;
•	PLx shall have received a certificate dated the closing date and validly executed by a senior officer of Dipexium to the effect that the foregoing conditions have been satisfied; and
•	Dipexium shall have made the Bridge Loan available to PLx in accordance with the terms of the Merger Agreement.

Indemnification

All indemnification or exculpation rights existing in favor of present or former directors and officers of Dipexium, PLx or any of their respective subsidiaries as provided in the governing documents of such party or contracts to which such a party is bound and which is in effect as of the date of the Merger Agreement will continue in full force and effect and without modification for the period contemplated therein.

In addition, Dipexium, PLx and their respective subsidiaries have agreed to maintain in effect for seven years from the closing date directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policies of Dipexium and PLx, as applicable, on terms not less favorable than such existing insurance coverage; provided that each of Dipexium and PLx may, prior to the closing date, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance on such terms providing coverage for a period of seven years from the closing date with respect to claims arising from or related to facts or events which occurred on or prior to the closing date; provided, further, that in no event shall either Dipexium, PLx or their respective subsidiaries spend premiums for any of such insurance to the extent it would exceed 300% of the relevant party’s current annual premium for directors’ and officers’ liability insurance.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing in the following ways:

•	by mutual written consent of Dipexium and PLx;
•	by either Dipexium or PLx if the closing shall not have occurred on or before April 30, 2017 (or such later date as agreed to by the parties to the Merger Agreement) (the “outside date”), except that the right to so terminate the Merger Agreement will not be available to Dipexium or PLx if its failure to fulfill any obligation under the Merger Agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date; and provided, further, however, that, in the event that this joint proxy statement/prospectus is still being reviewed or commented on by the SEC after March 15, 2017, either party shall be entitled to extend the outside date by an additional sixty (60) days;
•	by either Dipexium or PLx if the requisite vote for approval of the issuance of shares of Dipexium common stock necessary to complete the merger and the amendments to the certificate of incorporation (other than the reverse stock split) by the Dipexium stockholders shall not have been obtained upon the taking of such vote(s) at a duly held meeting of shareholders of Dipexium, or at any adjournment or postponement thereof;
•	by either Dipexium or PLx if the requisite vote for approval of the merger by the PLx stockholders shall not have been obtained upon the taking of such vote(s) at a duly held meeting of stockholders of PLx, or at any adjournment or postponement thereof;
•	by either Dipexium or PLx if there shall be passed any law that makes consummation of the transactions contemplated by the Merger Agreement, including the merger, illegal or otherwise prohibited or if any governmental authority shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the merger and such order or other action shall have become final and nonappealable;
•	by PLx, (i) if the Dipexium board of directors changes its recommendation to approve the issuance of shares of Dipexium common stock necessary to complete the merger, (ii) if Dipexium materially breaches its non-solicitation covenants in the Merger Agreement, or (iii) if Dipexium breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to PLx’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time; or
•	by Dipexium, (i) to permit Dipexium to enter into an agreement providing for a “superior proposal,” (ii) if PLx materially breaches its non-solicitation covenants in the Merger Agreement, or (iii) if PLx breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to Dipexium’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time.

Termination Fees; Effect of Termination

Under the Merger Agreement, Dipexium will be required to pay PLx a termination fee of $700,000 if the Merger Agreement is terminated:

•	by Dipexium to permit Dipexium to enter into an agreement that constitutes a superior proposal;
•	by PLx if the Dipexium board of directors has changed its recommendation to approve the merger; or
•	in circumstances in which each of the following shall have occurred:

•	the Merger Agreement is terminated (i) by Dipexium or PLx if the Dipexium stockholders fail to approve the merger or (ii) by PLx if Dipexium materially breaches its non-solicitation covenants under the Merger Agreement;

•	prior to such termination, an acquisition proposal for Dipexium shall have been made public and not withdrawn prior to the Dipexium annual stockholders meeting; and

•	within twelve months following such termination, Dipexium or its subsidiaries shall have consummated any transaction in respect of such acquisition proposal for Dipexium.

Under the Merger Agreement, PLx will be required to pay Dipexium a termination fee of $500,000 if the Merger Agreement is terminated by Dipexium or PLx as the result of the PLx stockholders’ failure to approve the merger.

Obligations in Event of Termination

In the event of a termination as described above, the Merger Agreement will become void and of no effect except for certain sections of the Merger Agreement. Such termination shall not relieve any party to the Merger Agreement of any liability for damages resulting from an intentional or willful breach of the Merger Agreement.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the fees and expenses associated with the filing of the NASDAQ listing application in connection with the transactions contemplated by the Merger Agreement shall be paid by PLx.

AGREEMENTS RELATED TO THE MERGER

Bridge Loan

On January 6, 2017, in connection with the execution of the Merger Agreement, Dipexium loaned PLx $2.0 million (the “Bridge Loan”) to be funded pursuant to a secured promissory note. PLx agreed not to use more than $500,000 of the Bridge Loan for purposes other than certain pre-defined Aspertec development activities and other actions or items as may be determined in advance by mutual written agreement of Dipexium and PLx.

The Bridge Loan accrues interest on all outstanding principal at a rate of 8% per annum and has a maturity date that is the later of (a) October 15, 2017, or (b) the date that is two hundred seventy (270) days following the termination of the Merger Agreement, subject to acceleration in the event that (i) the Merger Agreement is terminated by Dipexium if PLx has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy if such breach has not been cured; and (ii) PLx thereafter consummates a financing of at least $10.0 million or conducts a reorganization, consolidation, or merger of PLx pursuant to which the holders of PLx’s securities prior to such transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or the consummation of the sale, lease, transfer, conveyance or other disposition in one or a series of transactions, of all or substantially all of PLx’s assets, or PLx and its subsidiaries, taken as a whole, to any person or entity.

The Bridge Loan is secured by a first priority perfected security interest in and lien on all right, title and interest of PLx in and to substantially all of its assets. Upon the occurrence of any of the following events that results in a termination of the Merger Agreement, any security interest created by the promissory note shall immediately cease to be effective:

•	if the closing shall not have occurred on or before April 30, 2017 (or such later date as agreed to by the parties to the Merger Agreement) (the “outside date”), except that the right to so terminate the Merger Agreement will not be available to Dipexium or PLx if its failure to fulfill any obligation under the Merger Agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date; and provided, further, however, that, in the event that this joint proxy statement/prospectus is still being reviewed or commented on by the SEC after March 15, 2017, either party shall be entitled to extend the outside date by an additional sixty (60) days;
•	(i) if the Dipexium board of directors changes its recommendation to approve the issuance of shares of Dipexium common stock necessary to complete the merger, (ii) if Dipexium materially breaches its non-solicitation covenants in the Merger Agreement, or (iii) if Dipexium breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to PLx’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time; or
•	if Dipexium enters into an agreement providing for a “superior proposal”.

Voting Agreements

In connection with the execution of the Merger Agreement, certain stockholders of PLx, who in the aggregate own approximately 35.0% of PLx’s outstanding shares as of December 31, 2016, entered into voting agreements with Dipexium and PLx under which such stockholder has agreed to vote in favor of the proposals that relate to the merger and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grant Dipexium irrevocable proxies to vote any shares of PLx common stock over which such stockholder has voting power in favor of each of the proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

In addition, in connection with the execution of the Merger Agreement, certain stockholders of Dipexium, who in the aggregate own approximately 33.0% of Dipexium’s outstanding shares as of December 31, 2016, also entered into voting agreements with Dipexium and PLx under which such stockholder has agreed to vote in favor of the proposals that relate to the merger and against any alternative acquisition proposal, agreement or transaction. Each of these voting agreements grant PLx irrevocable proxies to vote any shares of Dipexium common stock over which such stockholder has voting power in favor of each of the proposals described elsewhere in this joint proxy statement/prospectus and against any alternative acquisition proposal, agreement or transaction.

Each stockholder executing a voting agreement has made representations and warranties to Dipexium and PLx, as applicable, regarding ownership and unencumbered title to the shares thereto, such stockholder’s power and authority to execute the voting agreement, and due execution and enforceability of the voting agreement. Unless otherwise waived, all of these voting agreements prohibit the sale, assignment, transfer or other disposition by the stockholder of their respective shares of Dipexium or PLx stock, or the entrance into an agreement or commitment to do any of the foregoing, except for transfers by will or by operation of law, in which case the voting agreement shall bind the transferee. Each stockholder of PLx executing a voting agreement has also waived its statutory appraisal rights in connection with the merger.

The voting agreements will terminate at the earlier of the Merger Effective Time, termination of the Merger Agreement in accordance with its terms or upon mutual written consent of such stockholder, Dipexium and PLx.

Lock-Up Agreements

Certain stockholders of PLx, who in the aggregate own approximately 62.0% of PLx’s outstanding shares as of December 31, 2016 entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to PLx securities, including, as applicable, shares received in the merger and issuable upon exercise of certain options, until 120 days after the closing date of the merger or such date and time as the Merger Agreement is terminated.

In addition, certain stockholders of Dipexium, who in the aggregate own approximately 36.0% of Dipexium’s outstanding shares as of December 31, 2016 entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to Dipexium securities, including, shares issuable upon exercise of certain options, from the date the lock-up agreements were executed, until 120 days after the closing date of the merger or such date and time as the Merger Agreement is terminated.

DIPEXIUM DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following is a discussion of the management of Dipexium regarding various corporate governance matters and related information, before the merger.

Directors and Executive Officers

Name	Age	Title
Robert J. DeLuccia	71	Executive Chairman and Director
David P. Luci	50	President, Chief Executive Officer, Secretary and Director
William J. McSherry, Jr., Esq.	68	Director
Dr. Jack H. Dean	75	Director
Barry Kagan	59	Director
Thomas Harrison	69	Director
Michael Duffy, Esq.	47	Director
Robert G. Shawah	50	Chief Accounting Officer and Treasurer

All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by the Dipexium board of directors and serve at the discretion of the board, subject to applicable employment agreements. Dipexium’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The compensation committee became effective as of November 12, 2013, and the audit committee and nominating and corporate governance committee became effective in March 2014. Each of Dipexium’s board committees acts pursuant to a separate written charter adopted by its board of directors. Dipexium’s board of directors has determined that Mr. Kagan, the Chairman of its audit and finance committee, is an “audit committee financial expert,” under applicable SEC rules and regulations.

Except as set forth in legal proceedings, no director, officer, affiliate or promoter of Dipexium has, within the past ten years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

Background of Executive Officers and Directors

The principal occupations for the past five years (and, in some instances, for prior years) of each of Dipexium’s directors and executive officers are as follows:

Robert J. DeLuccia.  Since March 2014, Mr. DeLuccia has served as Executive Chairman of Dipexium and is one of the two co-founders and managing partners of Dipexium, which predecessor was formed in 2010. From 2004 to 2009, Mr. DeLuccia served in several capacities at MacroChem, a development-stage, publicly traded pharmaceutical company using topical drug delivery technology for products in dermatology, podiatry, urology and cancer, including as Chairman, President and Chief Executive Officer, and as director. Prior to joining MacroChem, Mr. DeLuccia served as President and Chief Executive Officer of Immunomedics, Inc., a publicly-traded biopharmaceutical company focused on antibody-based therapeutic products and diagnostic imaging for cancer and infectious diseases. Mr. DeLuccia also served as President of Sterling Winthrop, Inc. (as an independent corporation and then as subsidiary of Eastman Kodak), and subsequently, upon acquisition, the U.S. subsidiary of Sanofi-Aventis and currently serves as a member of the board of directors of IBEX Technologies Inc., which manufactures and markets proprietary enzymes (heparinases and chondroitinases) for use in pharmaceutical research and Heparinase I, used in many leading hemostasis monitoring devices. Mr. DeLuccia began his career as a pharmaceutical sales representative for Pfizer, Inc. (“Pfizer”) and progressed to Director of Marketing, Pfizer Laboratories Division and to Vice President Marketing and Sales Operations for Pfizer’s Roerig Division. Mr. DeLuccia received a Bachelor of Business Administration with a concentration in Marketing and a Master’s Degree in Business Administration, both from Iona College.

David P. Luci.  Since March 2014 Mr. Luci has served as President, Chief Executive Officer and Secretary of Dipexium, is a member of the board of directors of Dipexium, and is one of the two co-founders and managing partners of Dipexium, which predecessor was formed in 2010. Prior to co-founding Dipexium, from June 2006 to January 2010, Mr. Luci served as a member of the board of directors of Access, where he also served as Chairman of the Audit Committee and Chairman of the Compensation Committee as well as serving in a consulting capacity following the acquisition of MacroChem. From December 2007 through February 2009, Mr. Luci served as a member of the board of directors and President of MacroChem. Prior to that, Mr. Luci served as Executive Vice President, Chief Financial Officer, General Counsel and Corporate Secretary of Bioenvision, Inc. (“Bioenvision”), an international biopharmaceutical company focused upon the development, marketing and commercialization of oncology products and product candidates. Mr. Luci created and managed Bioenvision’s principal executive offices located in New York as well as its satellite office located in Tokyo, Japan. Mr. Luci was instrumental in creating Bioenvision’s international commercial enterprise; managed the worldwide development of Evoltra (clofarabine) as a member of the product’s Joint Steering Committee in conjunction with senior executives of Bioenvision’s partner, Genzyme Corporation; and orchestrated, structured and negotiated the sale of Bioenvision in 2007 to Genzyme Corporation for $345 million. Mr. Luci began his career with Ernst & Whinney LLP (now Ernst &Young LLP) in New York as a certified public accountant working in the Healthcare Practice Group. He later practiced corporate law at Paul Hastings LLP in New York, where his practice encompassed all aspects of public and private mergers and acquisitions, corporate finance, restructurings and private equity transactions, with a core focus in the healthcare industry. Mr. Luci graduated from Bucknell University with a degree as a Bachelor of Science in Business Administration with a concentration in Accounting and graduated cum laude from Albany Law School of Union University where he served as Managing Editor of the Journal of Science & Technology. Mr. Luci became a certified public accountant in the State of Pennsylvania in 1990 (inactive) and is a member of the New York State Bar Association.

William J. McSherry, Jr., Esq.  Mr. McSherry has served as a director of Dipexium since March 2014 and as a director of Dipexium’s predecessor since October 2010. Mr. McSherry has served as a partner at Eaton & Van Winkle LLP in New York since 2014 in the firm’s litigation department, where he specializes in the areas of securities, mergers and acquisitions, financial institutions, derivatives, structured finance, insurance, reinsurance, life sciences, real estate, product liability and trademark law. Mr. McSherry previously served as a partner and the New York Chair of Crowell & Moring’s Litigation Group from 2006 to 2014, during which he conducted numerous trials and arbitrations throughout the U.S. Prior to joining Crowell & Moring LLP, Mr. McSherry served as a partner at Arent Fox LLP in New York from 2000 to 2006. Mr. McSherry received his B.A. from Fordham College in 1969 and received a J.D. from Harvard Law School in 1973. Mr. McSherry is an active member of the American Bar Association, the New York State Bar Association, the U.S. Supreme Court Historical Society and the Association of the Bar of the City of New York, where he also served as a member of several committees: State Courts of Superior Jurisdiction (from 1980 to 1983), Arbitration and ADR (from 1987 to 1989) and Sports Law (from 1999 to 2001). Mr. McSherry is also a member of the New York State Bar Association. Mr. McSherry has published articles on numerous litigation related topics as well as a chapter on derivatives litigation in a publication entitled “Derivatives and Risk Management.”

Jack H. Dean, Ph.D., Sc.D. (Hon.), DABT, Fellow ATS.  Dr. Dean has been a director of Dipexium since March 2014 and a director of Dipexium’s predecessor since October 2010. From January 2006 to the present, Dr. Dean has served as an advisor to the Executive Vice President of Drug Development for Sanofi, consulting on drug development strategy, drug safety issues and immunotoxicology through his company Drug Development Advisors, LLC where he serves as President. He is also a research professor in the departments of Medical Pharmacology and Pharmacology/Toxicology, Colleges of Medicine and Pharmacy, at University of Arizona in Tucson. Prior to January 2006, Dr. Dean served as the President, U.S. Science and Medical Affairs (R&D), Sanofi in Malvern, Pennsylvania and the Global Director of Preclinical Development for Sanofi. During his tenure at Sanofi and legacy companies over an 18 year period, he was involved with the registration of eight NDAs for the U.S. and global market including Plavix, Avapro, Avalide, Ambien CR, and Eloxatin. He joined Sterling Winthrop in 1988, as Director of the Department of Toxicology and was appointed Vice President, Drug Safety worldwide in 1989. In addition, Dr. Dean served as Director of the Sterling Winthrop Research Center in Alnwick, England from 1990 to 1992. Dr. Dean was appointed Executive Vice President, Drug Development, in 1992 where he managed Non-Clinical and Clinical Development, and Regulatory Affairs. Before joining Sterling Winthrop, Dr. Dean headed the Department of Cellular and Molecular Toxicology, Chemical Industry Institute of Toxicology, Research Triangle Park, NC from 1982 to 1988. Prior to 1982, he headed the Immunotoxicology Section, National Institute of Environmental Health Services and National Toxicology Program, NIH in Research Triangle Park. From 1972

to 1979, Dr. Dean was in the Department of Immunology at Litton Bionetics (Dept. Director from 1975 to 1979) doing research in tumor immunology. Dr. Dean holds a B.S. in microbiology and an M.S. in medical microbiology from California State University at Long Beach. He earned a Ph.D. in molecular biology and minor in biochemistry in 1972 from the College of Medicine, University of Arizona. Dr. Dean held adjunct professorships at the University of North Carolina, Chapel Hill and Duke University from 1981 to 1988.

Barry Kagan.  Mr. Kagan has been a director of Dipexium and Chairman of the Audit Committee since July 2014. Mr. Kagan is the founder of MBL Barry Corp. (“MBK”), a consulting firm which provides emerging and existing hedge fund managers with advice on infrastructure, launching of new products, tax and accounting issues. From July 2012 to December 2013 Mr. Kagan was also a director of the Company. Prior to forming MBL in July 2013, Mr. Kagan joined CBM Capital Inc. (“CBM”), a New York based registered investment advisory firm, in 2007 where he served as Executive Officer of Financial Operations. While at CBM, Mr. Kagan was responsible for all financial, accounting, legal and compliance functions for domestic and offshore funds. From 2003 to 2007, Mr. Kagan was the Chief Financial Officer of Bedford Oak Advisors, LLC (“Bedford”), a New York based investment advisory firm whose clients comprised primarily high net worth individuals and institutions. While at Bedford, Mr. Kagan was responsible for all financial, accounting, legal, compliance and estate planning functions. In addition, Mr. Kagan held various similar positions at various companies within the financial services sector since his graduation. Mr. Kagan received a Bachelor of Business Administration degree Magna cum laude from Hofstra University School of Business in 1980.

Thomas L. Harrison, LH.D.  Mr. Harrison has served as a director of Dipexium since March 2014 and a director of Dipexium’s predecessor company since November 2012. He has worked at the Omnicom Group since 1992 and currently serves as Chairman (Emeritus) of Diversified Agency Services, a division of the Omnicom Group. Prior to joining the Omnicom Group by acquisition of his company in 1992, Mr. Harrison was the founder and Chairman of the Harrison & Star Group, a healthcare advertising agency. Mr. Harrison began his career in 1974 as a pharmaceutical sales representative at Pfizer before continuing on to found and/or manage several healthcare advertising agencies. Currently, Mr. Harrison is a member of the Executive Committee of the Montefiore Hospital, New York, and is a Fellow of the New York Academy of Medicine. He also currently serves as a board member of Zynerba Pharmaceuticals, Inc. and as a governor of the New York Academy of Sciences. He previously served as a Board Member of Morgans Hotel Group, ePocrates, Inc., a healthcare information company, and the New York Chapter of the Arthritis Foundation. Mr. Harrison holds advanced degrees in biology and physiology earning an undergraduate degree from West Virginia University in 1972 and an Honorary Doctorate from West Virginia University in 2007.

Michael E. Duffy, Esq.  Mr. Duffy has served as a director of Dipexium since March 2014 and a director of Dipexium’s predecessor company since February 2013. Mr. Duffy currently serves as the managing partner of the law firm, Duffy & Duffy, PLLC, is a highly experienced civil litigator with a passion for the law and a desire to represent victims of medical malpractice, where he has practiced since 1996. Mr. Duffy concentrates his practice on catastrophically injured victims and wrongful death claims involving medical malpractice and personal injury. Throughout his career, Mr. Duffy has been repeatedly named in Best Lawyers in America. Mr. Duffy received a J.D. from St. John’s University and a Bachelor of Science degree in Business Administration from St. John’s University. Mr. Duffy was admitted to the New York State Bar in 1995.

Robert G. Shawah.  Mr. Shawah has served as Dipexium’s Chief Accounting Officer and Treasurer since March 2014. From 2005 to 2013, Mr. Shawah served as a Vice President of Baldwin Pearson & Co., Inc. focusing on structuring transactions in the commercial and industrial real estate market in Fairfield County, Connecticut, as well as financial reporting responsibility. From 1997 to 2005, he served Sales and Financial Engineer for CC1 Inc., a private New Hampshire firm that designed and manufactured camera-based technical equipment for the printing industry. Prior to 1997, Mr. Shawah held financial management positions at Victorinox/Swiss Army Brands and Grace Cocoa, a division of W.R. Grace. His responsibilities at these firms included accounting, financial reporting, and foreign currency transactions. Mr. Shawah is a certified public accountant in the Commonwealth of Pennsylvania (inactive) and spent the first five years of his career in the audit division of Arthur Andersen LLP. Mr. Shawah received his Bachelors of Science degree in Business Administration from Bucknell University.

Corporate Governance

Board of Directors

Dipexium’s board of directors oversees its business affairs and monitors the performance of management. In accordance with Dipexium’s corporate governance principles; the board of directors does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chief Executive Officer, the Executive Chairman, other key executives and by reading the reports and other materials that Dipexium sends them and by participating in board of directors and committee meetings. Dipexium’s directors hold office until their successors have been elected and duly qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. Biographical information about Dipexium’s directors is provided above.

Term of Office

All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by Dipexium’s board of directors and serve at the discretion of the board of directors, subject to applicable employment agreements.

Director Independence

Dipexium uses the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);
•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);
•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or
•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Dipexium’s common stock is currently listed on the NASDAQ Capital Market under the symbol DPRX. Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, Jack H. Dean, Michael Duffy, Thomas Harrison, Barry Kagan, and William J. McSherry, Jr. are independent directors.

Executive Chairman

In March 2014, Dipexium’s board of directors elected Robert J. DeLuccia as Executive Chairman. As Executive Chairman of Dipexium, Mr. DeLuccia acts as an officer and, as such, performs his duties subject in all instances to the oversight of Dipexium’s board of directors and the power of Dipexium’s board of directors to approve all applicable corporate actions (which powers shall not be vested in the office of Executive Chairman). The Executive Chairman serves as a conduit between Dipexium’s board of directors and Dipexium’s executive management team and is available to act as an advisor and consultant to the executive management team, who are responsible for development and implementation of Dipexium’s corporate policies under the supervision of Dipexium’s board of directors.

Board Leadership Structure

Dipexium’s board of directors has a policy that calls for the role of Chairman of the board of directors and Chief Executive Officer to be separate, as it believes that the most effective leadership structure for Dipexium at this time is not to have these roles combined. David P. Luci serves as Dipexium’s President and Chief Executive Officer and Robert J. DeLuccia is Dipexium’s Executive Chairman. Dipexium believes this structure of having a separate Chief Executive Officer and Chairman provides proper oversight of its operations.

Board of Directors Meetings and Attendance

During the fiscal year 2016, Dipexium’s board of directors held seven meetings. Each member of Dipexium’s board of directors was present at eighty-five (85%) percent or more of the board of directors meetings held. There was one action approved by unanimous written consent. It is Dipexium’s policy that directors should make every effort to attend the annual meeting of stockholders. Each of Dipexium’s seven directors attended the 2016 Annual Meeting of Stockholders held on May 24, 2016.

Code of Business Conduct and Ethics

Dipexium adopted a Code of Ethical Conduct that applies to all of its directors, officers and employees, including Dipexium’s principal executive officer and principal financial and accounting officer. A copy of the Code of Ethical Conduct is available on the Investor Relations section of Dipexium’s website at www.dipexiumpharmaceuticals.com. Dipexium will post on its website any amendment to the Code of Ethical Conduct or waivers of the Code of Ethical Conduct for directors and executive officers.

Complaints Regarding Accounting Matters

Dipexium’s audit committee of the board of directors has established procedures for:

•	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and
•	the confidential, anonymous submission by Dipexium’s employees of concerns regarding questionable accounting or auditing matters.

Communications with Directors

Dipexium’s board of directors has approved procedures for stockholders to send communications to individual directors or the non-employee directors as a group. Written correspondence should be addressed to the director or directors in care of Robert DeLuccia, Executive Chairman of Dipexium Pharmaceuticals, Inc., 14 Wall Street, Suite 3D, New York, NY 10005. Correspondence received that is addressed to the non-employee directors will be reviewed by Dipexium’s corporate secretary or his designee, who will regularly forward to the non-employee directors a summary of all such correspondence and copies of all correspondence that, in the opinion of Dipexium’s corporate secretary, deals with the functions of the board of directors or committees thereof or that the corporate secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by Dipexium Pharmaceuticals, Inc. that is addressed to the non-employee members of the board of directors and request copies of any such correspondence. You may also contact individual directors by calling Dipexium’s principal executive offices at (212) 269-2834.

Related Party Transactions and Policy

On occasion Dipexium may engage in certain related party transactions. All prior related party transactions were approved by a majority of the disinterested directors. Dipexium’s policy is that all related party transactions will be reviewed and approved by the audit committee of Dipexium’s board of directors prior to entering into any related party transactions.

In March 2014, Dipexium’s board of directors elected Robert J. DeLuccia as Executive Chairman and David P. Luci as President and Chief Executive Officer, in each case, to be pursuant to an amended and restated employment agreement effective in March 2014. Such amended and restated employment agreements were approved by the compensation committee of Dipexium’s board of directors.

Dipexium engaged the consulting services of Drug Development Advisors (“DDA”) pursuant to which DDA performed detailed analysis on a number of Dipexium’s preclinical studies in connection with the New Drug Application (or NDA) process. DDA is owned and operated by a member of Dipexium’s board of directors. Dipexium incurred expenses for services provided by DDA in the amounts of $24,550 and $30,734 for the years ended December 31, 2015 and December 31, 2016.

Compliance With Section 16(a) of the Exchange Act

Based solely upon a review of copies of such forms filed on Forms 3, 4, and 5, and amendments thereto furnished to Dipexium, Dipexium believes that as of December 31, 2016, its executive officers, directors and greater than 10 percent beneficial owners have complied on a timely basis with all Section 16(a) filing requirements.

Board of Directors’ Committees

Dipexium’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The compensation committee became effective as of November 12, 2013, and the audit committee and nominating and corporate governance committee became effective in March 2014. Each of Dipexium’s board committees acts pursuant to a separate written charter adopted by its board of directors.

The compensation committee is currently comprised of William J. McSherry, Esq. (Chairman), Dr. Jack H. Dean and Michael Duffy, Esq. Messrs. McSherry, and Duffy are non-employee directors under applicable SEC rules, and are “outside” directors under Internal Revenue Code Section 162(m). Dr. Dean and Messrs. McSherry and Duffy are each independent under applicable SEC and NASDAQ rules and regulations. During 2016 the compensation committee met one time and had one action by written consent.

The audit committee is comprised of Barry Kagan (Chairman), William J. McSherry, Esq. and Michael Duffy, Esq. Dipexium’s board of directors has determined that Mr. Kagan, the Chairman of the audit and finance committee, is an “audit committee financial expert,” under applicable SEC rules and regulations. The audit committee’s responsibilities and duties are among other things to engage the independent auditors, review the audit fees, supervise matters relating to audit functions and review and set internal policies and procedure regarding audits, accounting and other financial controls. Messrs. Kagan, McSherry and Duffy are each independent under applicable SEC and NASDAQ rules and regulations. During 2016 the audit committee met four times.

The nominating and corporate governance committee is comprised of Dr. Jack H. Dean (Chairman) and Messrs. Thomas Harrison and Barry Kagan. The committee members are independent under applicable NASDAQ rules and regulations. The nominating and corporate governance committee is responsible for, among other things, considering potential board members, making recommendations to the full board as to nominees for election to the board, assessing the effectiveness of the board and implementing Dipexium’s corporate governance guidelines. Dr. Dean and Messrs. Harrison and Kagan are each independent under applicable SEC and NASDAQ rules and regulations. During 2016 the nominating and corporate governance committee met one time.

Dipexium’s board of directors may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

Scientific Advisory Board

In December 2013, Dipexium formally established a Scientific Advisory Board to advise Dipexium’s management regarding its clinical and regulatory development programs and other customary matters. Dipexium’s scientific advisors are experts in various areas of medicine including DFI, mild and moderate skin and skin structure infections in superficial wounds and podiatry. Dipexium believes the advice of its scientific advisors was integral to the quality of its clinical trial protocol for its Phase 3 program and the resulting SPA. Dipexium’s Scientific Advisory Board is comprised of the following individuals:

•	Dr. Jonathan Wilkin. Founding Director (retired) of the Division of Dermatology and Dental Products at the FDA. Remains active in regulatory matters after over 12 years of FDA service, which included membership on the FDA’s Dermatology Drugs Advisory Committee.
•	Dr. Benjamin Lipsky. Emeritus Professor of Medicine, University of Washington; Visiting Professor, Infectious Diseases, University of Geneva. Teaching Associate, Green Templeton College, University of Oxford. Head of the International Working Group on the Diabetic Foot (or IWGDF) and lead author of the Diabetic Foot Infection Treatment Guidelines, published in June 2012.
•	Dr. David Armstrong. Professor of Surgery and Director, Southern Arizona Limb Salvage Alliance (or SALSA), University of Arizona College of Medicine. Co-Sponsor of annual Diabetic Foot Global Conference (or DFCon).
•	Dr. Warren Joseph. Adjunct Clinical Associate Professor, Dr. William Scholl College of Podiatric Medicine, Rosland Franklin University of Medicine and Science. Managing Editor of the Journal of the American Podiatric Medical Association.
•	Dr. Michael Zasloff. Original inventor of the “magainin peptides” which include pexiganan, while he was a research scientist at the National Institutes of Health (or NIH) in 1987. Co-Founder of Magainin, the original owner of Locilex®. Current Professor, Departments of Surgery & Pediatrics; and Director, Surgical Immunology, Georgetown University School of Medicine.

Dipexium will continue to rely upon its scientific advisors in various aspects of its product development program including, without limitation, assisting with the publication in the future of the clinical data generated in its Phase 3 program in coordination with Dipexium.

Director Compensation Table — 2016

The table below represents the compensation paid to Dipexium’s outside directors during the year ended December 31, 2016. Messrs. DeLuccia and Luci, Dipexium’s directors who also serve as executive officers of Dipexium, receive no compensation for acting in their capacities as directors of Dipexium.

Name	Fees earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
Jack H. Dean	$4,500	—		$24,600	(c)	$20,541	(a)	$49,641
William J. McSherry, Jr., Esq.	$5,000	—		$24,600	(c)	—		$29,600
Barry Kagan	$6,000	—		$24,600	(c)	—		$30,600
Thomas Harrison	$4,000	$50,000	(b)	$24,600	(c)	—		$78,600
Michael Duffy, Esq.	$6,000	$50,000	(b)	$24,600	(c)	—		$80,600

(a)	Mr. Dean’s firm, Drug Development Advisors, was paid $24,541 for consulting services.
(b)	Shares were issued and vested in February 2016.
(c)	Each director received 20,000 stock options January 17, 2017 with an estimated Black Scholes valuation of $1.23 at grant date.

Report of the Audit Committee of Dipexium’s Board of Directors

The Audit Committee provides assistance to Dipexium’s Board of Directors in fulfilling its oversight responsibilities relating to Dipexium’s corporate accounting and reporting practices toward assurance of the quality and integrity of Dipexium’s consolidated financial statements. The purpose of the Audit Committee is to serve as an independent and objective party to monitor Dipexium’s financial reporting process and internal control system; oversee, review and appraise the audit activities of Dipexium’s independent registered public accounting firm and internal auditing function, maintain complete, objective and open communication between Dipexium’s Board of Directors, the independent accountants, financial management and the internal audit function.

Dipexium’s independent registered public accounting firm reports directly to the Audit Committee and the Audit Committee is solely responsible to appoint or replace Dipexium’s independent registered public accounting firm and to assure its independence and to provide oversight and supervision thereof. The Audit Committee determines compensation of the independent registered public accounting firm and has established a policy for approval of non-audit related engagements awarded to the independent registered public accounting firm. Such engagements must not impair the independence of the registered public accounting firm with respect to Dipexium as prescribed by the Sarbanes-Oxley Act of 2002; thus payment amounts are limited and non-audit related engagements must be approved in advance by the Audit Committee. The Audit Committee determines the extent of funding that Dipexium must provide to the Audit Committee to carry out its duties and has determined that such amounts were sufficient in 2015.

With respect to the fiscal year ended December 31, 2016, in addition to its other work, the Audit Committee:

•	Reviewed and discussed with management Dipexium’s audited consolidated financial statements as of December 31, 2016 and for the year then ended; and
•	Discussed with CohnReznick LLP the matters required to be discussed pursuant to the Public Company Accounting Oversight Board (United States) Auditing Standard 16, “Communication with Audit Committees,” with respect to its review of the findings of the independent registered public accounting firm during its examination of Dipexium’s financial statements.

The Audit Committee recommended, based on the review and discussion summarized above, that Dipexium’s Board of Directors include the 2015 audited consolidated financial statements in the 2016 Form 10-K for the fiscal year ended December 31, 2016 for filing with the SEC.

Audit Committee of the Board of Directors
of Dipexium Pharmaceuticals, Inc.
Barry Kagan, Chairman
William J. McSherry, Jr.
Michael Duffy

Information About Auditors

The Audit Committee of Dipexium’s Board of Directors appointed CohnReznick LLP as the independent registered public accounting firm to conduct the audit of Dipexium’s consolidated financial statements for the 2015 and 2016 fiscal years and to report on Dipexium’s consolidated balance sheets, statements of operations and other related statements. CohnReznick LLP has served as Dipexium’s independent registered public accounting firm since October 2013. The Audit Committee Charter includes the procedures for pre-approval of all fees charged by Dipexium’s independent registered public accounting firm. Under the procedure, the Audit Committee of Dipexium’s Board of Directors approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the Audit Committee. The audit and audit-related fees paid to the auditors with respect to the 2016 fiscal year were pre-approved by the Audit Committee of Dipexium’s Board of Directors.

DIPEXIUM EXECUTIVE COMPENSATION

The following discussion provides compensation information pursuant to the scaled disclosure rules applicable to “smaller reporting companies” under SEC rules and may contain statements regarding future individual and Dipexium performance targets and goals. These targets and goals are disclosed in the limited context of Dipexium’s compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. Dipexium specifically cautions stockholders not to apply these statements to other contexts.

Dipexium’s board of directors administers the compensation program for the executive officers. The compensation committee is responsible for reviewing and recommending Dipexium’s compensation and employee benefit policies to Dipexium’s board of directors for its approval and implementation. The compensation committee reviews and recommends to Dipexium’s board of directors for approval the compensation for Dipexium’s Chief Executive Officer, including salaries, bonuses and grants of awards under Dipexium’s equity incentive plans. The compensation committee and Dipexium’s board of directors reviews and acts upon proposals by non-interested management to determine the compensation to other executive officers. The compensation committee, among other things, reviews and recommends to Dipexium’s board of directors employees to whom awards will be made under Dipexium’s equity incentive plans, determines the number of options to be awarded, and the time, manner of exercise and other terms of the awards.

The intent of the compensation program is to align the executive’s interests with that of Dipexium’s stockholders, while providing incentives and competitive compensation for implementing and accomplishing Dipexium’s short-term and long-term strategic and operational goals and objectives. The compensation of the named executive officers consists of base salary, discretionary bonus, and equity in Dipexium.

Compensation Pursuant to Agreements and Plans

Employment Agreements

David P. Luci, Esq., President, Chief Executive Officer and Secretary.  In February 2014, Dipexium entered into an amended and restated employment agreement with Mr. Luci which became effective in connection with the offering that closed March 2014. Pursuant to the terms of this employment agreement, Mr. Luci was paid an annual base salary of $395,000 and will be considered for an annual bonus of up to 45% of the annual base salary at the discretion of the compensation committee of Dipexium’s board of directors. In addition, pursuant to the employment agreement, Mr. Luci received options to purchase 298,826 shares of Dipexium’s common stock at exercise price equal to $13.93 per share. The options were issued pursuant to Dipexium’s 2013 Equity Incentive Plan and shall vest in thirty-six (36) equal monthly installments beginning in April 2014, subject to accelerated vesting upon a change of control of Dipexium. Dipexium also paid Mr. Luci a one-time cash bonus equal to $100,000 upon consummation of the offering that closed in March 2014.

Dipexium’s agreement with Mr. Luci has a three year term and is subject to automatic one year renewals unless Dipexium terminates the agreement on no less than six months notice. Dipexium’s agreement with Mr. Luci may be terminated by Dipexium with or without Cause (as defined in the agreement) or by Mr. Luci voluntarily or with Good Reason (as defined in the agreement). If Dipexium terminates Mr. Luci’s agreement without Cause, or if he terminates the agreement with Good Reason (which includes a change in control of Dipexium), Dipexium will be required to pay Mr. Luci a severance package which includes, among other items, a lump sum payment equal to 24 months of his annual compensation and an acceleration of all unvested equity awards.

Mr. Luci’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

Robert J. DeLuccia, Executive Chairman.  In February 2014, Dipexium entered into an amended and restated employment agreement with Mr. DeLuccia which became effective at the closing of the offering that closed in March 2014. Pursuant to the terms of this employment agreement, Mr. DeLuccia will be paid an annual base salary of $395,000 and will be considered for an annual bonus of up to 30% of the annual base salary at the discretion of the compensation committee of Dipexium’s board of directors. In addition, pursuant to the employment agreement, Mr. DeLuccia received options to purchase 298,826 shares of Dipexium common stock following the closing of the offering that closed in March 2014 at an exercise price equal to $13.93 per share. The options were issued pursuant to Dipexium’s 2013 Equity Incentive Plan and shall vest in thirty-six (36) equal monthly installments beginning in April 2014, subject to accelerated vesting upon a change of control of Dipexium.

Dipexium’s agreement with Mr. DeLuccia has a three year term and is subject to automatic one year renewals unless Dipexium terminates the agreement on no less than six months notice. Dipexium’s agreement with Mr. DeLuccia may be terminated by Dipexium with or without Cause (as defined in the agreement) or by Mr. DeLuccia voluntarily or with Good Reason (as defined in the agreement). If Dipexium terminates Mr. DeLuccia’s agreement without Cause, or if he terminates the agreement with Good Reason (including a change in control of Dipexium), Dipexium will be required to pay Mr. DeLuccia a severance package which includes, among other items, a lump sum payment equal to 18 months of his annual compensation and an acceleration of all unvested equity awards.

Mr. DeLuccia’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

Robert G. Shawah, CPA, Chief Accounting Officer and Treasurer.  In February 2014, Dipexium entered into an Employment Agreement with Mr. Shawah which became effective at the closing of the offering that closed in March 2014. Pursuant to the terms of this employment agreement, Mr. Shawah is employed for the first year of his agreement with Dipexium for 60% of his working time, for which he was paid an annual base salary in the amount of $165,000 and will be considered for an annual bonus of up to 25% of the annual base salary at the discretion of the compensation committee of Dipexium’s board of directors. Dipexium will reevaluate Mr. Shawah’s time commitment to Dipexium after the first year of his employment. In addition, pursuant to the terms of the Employment Agreement, Mr. Shawah received options to purchase 85,379 shares of Dipexium’s common stock following the closing of the offering that closed in March 2014 at an exercise price equal to $13.93 per share. The options were issued pursuant to Dipexium’s 2013 Equity Incentive Plan and shall vest in thirty-six (36) equal monthly installments beginning in April 2014, subject to accelerated vesting upon a change of control of Dipexium. Dipexium also paid Mr. Shawah a one-time cash bonus equal to $15,000 upon consummation of the offering that closed in March 2014.

Dipexium’s agreement with Mr. Shawah has a three year term and is subject to automatic one year renewals unless Dipexium terminates the agreement on no less than six months notice. Dipexium’s agreement with Mr. Shawah may be terminated by Dipexium with or without Cause (as defined in the agreement) or by Mr. Shawah voluntarily or with Good Reason (as defined in the agreement). If Dipexium terminates Mr. Shawah’s agreement without Cause, or if he terminates the agreement with Good Reason (including a change of control of Dipexium), Dipexium will be required to pay Mr. Shawah a severance package which includes, among other items, a lump sum payment equal to 12 months of his base salary and an acceleration of all unvested equity awards.

Mr. Shawah’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

The following table sets forth the aggregate compensation paid to Dipexium’s Chief Executive Officer and each of Dipexium’s other executive officers whose aggregate salary and bonus exceeded $100,000 for services rendered in all capacities for the fiscal years ended December 31, 2016 and 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		All Other Compensation(1)	Total ($)
David P. Luci, President and Chief Executive Officer	2016	$455,390	$200,573	—	$206,205	(1)	—	$862,213
	2015	$439,009	$177,750	—	$127,750	(2)		$744,509
Robert J. DeLuccia, Executive Chairman	2016	$455,390	$200,573	—	$137,499	(1)	—	$793,462
	2015	$439,009	$118,500	—	$127,750	(2)		$685,259
David Garrett, Vice President, Finance and Corporate Development	2016	$302,348	$74,757	—	—		—	$377,105
	2015	$280,256	$66,250	—	$267,750	(2)	__	$614,256
Robert Shawah, Chief Account. Officer and Treasurer	2016	$225,200	$59,111	—	$128,700	(1)	—	$413,011
	2015	$189,438	$41,250	—	$308,750	(2)	—	$539,438

(1)	Option grants to purchase 275,000 and 183,332 shares of common stock to each Messrs. Luci, DeLuccia, respectively, were made on January 17, 2017. Mr. Shawah received an option grant of 130,000 shares of common stock on the same date. All of these options have no intrinsic value at and were 50% vested as of January 17, 2017. Option values are estimated using the Black Scholes valuation.
(2)	Option grants to purchase 35,000 shares of common stock to each Mr. Luci and Mr. DeLuccia, were made on Jan 19, 2016. Option grant to purchase 65,000 shares of common stock to Mr. Shawah was made on the same date. These options have no intrinsic value at December 31, 2016 and were 73% vested at year end. Option values are estimated using the Black Scholes valuation.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth all unexercised options that have been awarded to Dipexium’s named executives by Dipexium and were outstanding as of December 31, 2016.

	Option Awards				Stock Awards
Name(a)	Number of Securities Underlying Unexercised Options (#) (Exercisable)(b)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date(f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Robert DeLuccia	273,924	24,904	—	$13.90	Mar. 2019	—	—	—	—
	34,271	729	—	$11.35	Jan. 2020	—	—	—	—
	25,521	9,479		$10.16	Jan. 2021
David P. Luci	273,924	24,904	—	$13.90	Mar. 2019	—	—	—	—
	34,271	729	—	$11.35	Jan. 2020	—	—	—	—
	25,521	9,479		$10.16	Jan 2021
David Garrett	170,757	—	—	$13.90	Mar. 2024	—	—	—	—
	35,000	—	—	$11.35	Jan. 2025	—	—	—	—
	35,000	—	—	$10.16	Jan 2026
Robert Shawah	78,264	7,115	—	$13.90	Mar. 2024	—	—	—	—
	34,271	729	—	$11.35	Jan. 2025	—	—	—	—
	47,396	17,604	__	$10.16	Jan 2026

MANAGEMENT AFTER THE MERGER

The following is a discussion of the management of Dipexium regarding various corporate governance matters and related information after the merger.

Directors Continuing After the Merger

Information is set forth below concerning the proposed members of the board of directors after the merger:

Board of Directors

Name	Age	Title
Michael J. Valentino	62	Executive Chairman
Natasha Giordano	56	President, Chief Executive Officer and Director
David P. Luci	50	Director
Gary S. Balkema	61	Director
Robert Casale	58	Director
Kirk Calhoun	72	Director
John W. Hadden, II	47	Director

Except as set forth in legal proceedings, no director, officer, affiliate or promoter of Dipexium or PLx has, within the past ten years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

Michael J. Valentino.  Mr. Valentino has served as Executive Chairman of the board of directors of PLx since July 2011 and brings over 30 years of experience in the healthcare industry, including a broad range of critical leadership positions at both major pharmaceutical companies and venture backed start-ups. He previously served as President and Chief Executive Officer of Xanodyne Pharmaceuticals, Inc. from June 2009 to May 2010. From June 2003, Mr. Valentino successfully built start-up Adams Respiratory Therapeutics into a fully integrated specialty pharmaceutical company with more than $490 million in annual revenue and leading OTC brands such as Mucinex® and Delsym®. Under his leadership, Adams completed its initial public offering in July 2005, which was ranked by The Wall Street Journal as the No. 1 Health Care IPO in 2005, and in December 2007, the Company entered into a definitive agreement under which it would be acquired by Reckitt Benckiser, a world leader in household cleaning, health and personal care, for approximately $2.3 billion. Previously, Mr. Valentino was President and Chief Operating Officer at Alpharma, a leading global generic pharmaceutical company. Prior to joining Alpharma, he served as Executive Vice President, Global Head Consumer Pharmaceuticals for Novartis AG. He earlier served as President and Chief Operating Officer of Novartis Consumer Healthcare, North America. Mr. Valentino was also President of Pharmacia & Upjohn’s Consumer Products Division. Throughout his career, Mr. Valentino has been at the forefront of seven major prescription to OTC switches including such well known consumer brands as Benadryl®, Rogaine Extra Strength®, Motrin Jr.®, Nasalcrom®, Lamisil®, Voltaren (EU) and Mucinex®. He has served as Chairman of the Consumer Healthcare Products Association.

David P. Luci.  Since March 2014 Mr. Luci has served as President, Chief Executive Officer and Secretary of Dipexium, is a member of the board of directors of Dipexium, and is one of the two co-founders and managing partners of Dipexium, which predecessor was formed in 2010. Prior to co-founding Dipexium, from June 2006 to January 2010, Mr. Luci served as a member of the board of directors of Access, where he also served as Chairman of the Audit Committee and Chairman of the Compensation Committee as well as serving in a consulting capacity following the acquisition of MacroChem. From December 2007 through February 2009, Mr. Luci served as a member of the board of directors and President of MacroChem. Prior to that, Mr. Luci served as Executive Vice President, Chief Financial Officer, General Counsel and Corporate Secretary of Bioenvision, Inc. (“Bioenvision”), an international biopharmaceutical company focused upon the development, marketing and commercialization of oncology products and product candidates. Mr. Luci created and managed Bioenvision’s principal executive offices located in New York as well as its satellite office located in Tokyo, Japan. Mr. Luci was instrumental in creating Bioenvision’s international commercial enterprise; managed the worldwide development of Evoltra (clofarabine) as a member of the product’s Joint Steering Committee in conjunction with senior executives of Bioenvision’s partner, Genzyme Corporation; and

orchestrated, structured and negotiated the sale of Bioenvision in 2007 to Genzyme Corporation for $345 million. Mr. Luci began his career with Ernst & Whinney LLP (now Ernst &Young LLP) in New York as a certified public accountant working in the Healthcare Practice Group. He later practiced corporate law at Paul Hastings LLP in New York, where his practice encompassed all aspects of public and private mergers and acquisitions, corporate finance, restructurings and private equity transactions, with a core focus in the healthcare industry. Mr. Luci graduated from Bucknell University with a degree as a Bachelor of Science in Business Administration with a concentration in Accounting and graduated cum laude from Albany Law School of Union University where he served as Managing Editor of the Journal of Science & Technology. Mr. Luci became a certified public accountant in the State of Pennsylvania in 1990 (inactive) and is a member of the New York State Bar Association.

Kirk Calhoun.  Mr. Calhoun is a Certified Public Accountant (non-practicing) with a background in auditing and accounting, and has served as a director and as chair of PLx’s audit committee since February of 2016. Mr. Calhoun joined Ernst & Young LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun currently serves on the board and audit committee for Great Basin Scientific, Inc., NantHealth, Inc. and Ryerson Holding Corporation. Mr. Calhoun has served previously on the boards and audit committees of six public companies in the pharmaceutical industry up until the dates of their respective sales, including Abraxis Bioscience, Inc., Myogen, Inc., Aspreva Pharmaceuticals Company, Replidyne, Inc., Response Genetics, Inc. and Adams Respiratory Therapeutics, Inc. Mr. Calhoun also currently serves on the boards of two private companies. Mr. Calhoun received a B.S. in Accounting from the University of Southern California.

Gary S. Balkema.  Mr. Balkema has served as a director of PLx since February 2016. Mr. Balkema most recently served as the President of Bayer Healthcare LLC and Worldwide Consumer Care Division retiring in 2011. He joined Bayer in 1995 as President of the U.S. Consumer Care Division to merge two OTC drug businesses and repositioned Bayer Aspirin following a ten-year decline into a growing business and assumed additional responsibilities over time culminating in leading their worldwide OTC business. Prior to Bayer Mr. Balkema was Vice President and General Manager responsible for American Cyanamid Co.’s Lederle Consumer Health Division responsible for their OTC drug business. He joined American Cyanamid Co. in 1977 assuming increasing roles of responsibility over time. Mr. Balkema has served in the leadership of the key consumer products industry associations including Chairman of the Consumer Healthcare Products Association, Chairman of the World Self Medication Industry and on the leadership council for the National Association of Chain Drug Stores. He currently serves on the Board of Directors of Brady Corporation since 2010 where he is the Chair of the Management Development & Compensation Committee and is a member of the Audit and Technology Committees.

Robert Casale.  Mr. Casale has served as a director of PLx since February 2016. Mr. Casale has 29 years of healthcare experience. Since July 2013 Mr. Casale has been an independent consultant specializing in consumer healthcare and pharmaceutical marketing, strategic planning and business development. He was the Co-founder and Chief Executive Officer of Scerene Healthcare, a company dedicated to marketing pure and efficacious anti-aging skin care and feminine hygiene products since February 2009. The assets of Scerene were sold to Enaltus in June 2012. Prior to Scerene, Mr. Casale was the Chief Operating Officer of Adams Respiratory Therapeutics. He joined Adams in 2004 as Vice President, Marketing and Business Development and was named Chief Operating Officer in 2006. In addition to developing the award winning Mr. Mucus advertising campaign, he led the diversification of the Adams’ portfolio of products by launching Mucinex D and DM, Mucinex for Children, Mucinex Nasal Spray. He also led the acquisition of the Delsym brand, which nearly doubled in sales after two years at Adams.

Mr. Casale began his career in 1983 at a Wall Street law firm and joined the legal division of Warner Lambert in 1986. In 1993, he was appointed Warner-Lambert’s Vice President of Marketing for the company’s upper respiratory and gastrointestinal (GI) consumer products and oversaw several brands, including Benadryl, Sudafed, Zantac 75 and Rolaids. He also served as a global vice president for Warner-Lambert’s GI and skin care businesses. Following Warner-Lambert’s acquisition by Pfizer Inc., he served as Vice President, Strategic Planning and Business Development for Pfizer’s Consumer Healthcare Division. Mr. Casale currently serves on the Board of First Aid Shot Therapy and Common Sense LTD. He was Chairman of Topaz

Pharmaceuticals, which was sold to Sanofi Aventis in 2011, was on the Board of NextWave Pharmaceuticals, which was sold to Pfizer in 2012 and was on the Board of Insight Pharmaceuticals which was sold to Prestige in 2014.

John W. Hadden II.  Mr. Hadden has served as a director of PLx since February 2016. Mr. Hadden has served as Chief Executive Officer of IRX Therapeutics since January 2007. Between 2004 and 2007, Mr. Hadden was IRX’s Chief Operating Officer. Between September 1998 and 2004, Mr. Hadden was Executive Vice President of IRX, and between June 1998 and 2001, Mr. Hadden was also the IRX’s Chief Financial Officer. Mr. Hadden has served as a director of IRX since 1999. From 1991 to 1995 and from 1997 to 1998, Mr. Hadden held various positions at JP Morgan & Co., Inc. Mr. Hadden’s transaction experience includes merger & acquisition, investment banking, and venture investing, including healthcare and biotechnology. In June 1997, he earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Hadden earned his B.S. in Management, summa cum laude, from Tulane University.

Executive Officers

Information is set forth below concerning Dipexium’s expected executive officers after the merger:

Name	Age	Title
Natasha Giordano	56	President and Chief Executive Officer
David E. Jorden	54	Acting Chief Financial Officer
Gary Mossman	75	Chief Operating Officer

Natasha Giordano.  Ms. Giordano was appointed PLx’s President and Chief Executive Officer and a Director effective January 1, 2016, per the terms of her employment agreement. Previously, Ms. Giordano served as the Interim Chief Executive Officer of ClearPoint Learning, Inc., a position she held from May 2015 through November 2015. She also served on the ClearPoint board of directors from December 2009 through November 2015. Previously, Ms. Giordano served as the Chief Executive Officer of Healthcare Corporation of America from January 2014 through August 2014. From June 2009 to August 2012, Ms. Giordano served as Chief Operating Officer and then as Chief Executive Officer, President and a member of the board of directors of Xanodyne Pharmaceuticals, Inc. a branded specialty pharmaceutical company with development and commercial capabilities focused on pain management. Prior to that, she served as President, Americas, for Cegedim Dendrite (formerly Dendrite International Inc.) from 2007 to 2008 and as Senior Vice President of the Global Customer Business Unit of Cegedim Dendrite from 2004 to 2007. She had been with Cegedim Dendrite since 2000 and served as Group President for Global Business Unit for major customers, and Vice President of Global Sales. Earlier in her career, she worked nine years with Parke-Davis, then owned by Warner Lambert, in several sales and marketing positions including Strategic Alliance management and Sales Integration. Ms. Giordano holds a Bachelor of Science degree in nursing from Wagner College.

David E. Jorden.  Mr. Jorden has been serving PLx as Acting Chief Financial Officer since June 2015, and previously served as a director of PLx from 2005 to February 2016. He is also CEO and director of Nanospectra Biosciences, Inc, a private company engaged in the development and commercialization of a nanoparticle based therapy for the precise thermal ablation of solid tumors and is Chief Executive Officer, Chief Financial Officer and a member of the board of directors of Nuo Therapeutics, Inc., a leading commercial developer of regenerative therapies. Mr. Jorden has served as an executive member of Nuo Therapeutics’ board of directors since September 2008, including as Executive Chairman from February 2012 until his appointment as Acting Chief Financial Officer in June 2015. From 2003 to 2008, he was with Morgan Stanley’s Private Wealth Management group where he was responsible for equity portfolio management for high net worth individuals. Prior to Morgan Stanley, Mr. Jorden served as CFO for Genometrix, Inc., a private genomics/life sciences company focused on high-throughput microarray applications. Mr. Jorden was previously a principal with Fayez Sarofim & Co. Mr. Jorden has a MBA from Northwestern University’s Kellogg School and a B.B.A. from University of Texas at Austin. He holds both Certified Financial Analyst and Certified Public Accountant (non-practicing) designations.

Gary Mossman.  Mr. Mossman has served as PLx’s Chief Operating Officer since April 2009, and previously served as a director of PLx from 2009 to February 2016. His senior executive experience includes more than 40 years of P&L responsibility in both public and private multinational companies engaged in the development, manufacture and sale of both small and large molecule products for the pharmaceutical and specialty chemical industries. Mr. Mossman’s expertise in business development, strategic alliances, operations and commercialization were key contributors to the successful growth of these firms. Prior to joining PLx he retired as President and CEO of Dixie Chemical Company, a private top tier global supplier of 70 specialty chemicals, intermediates and APIs. Prior to Dixie Chemical his next most recent assignment was Executive Vice President and COO of Cambrex and CEO of Cambrex Human Health with global responsibility for business units with diverse product portfolios. These included over 100 generic APIs, development services for biopharmaceuticals, high potency, taste masking, high energy reactions and drug delivery and contract manufacturing provided from 12 manufacturing facilities.

EXECUTIVE COMPENSATION OF THE COMBINED ORGANIZATION OFFICERS

The following discussion provides compensation information pursuant to the scaled disclosure rules applicable to “smaller reporting companies” under SEC rules and may contain statements regarding future performance targets and goals for both thecombined organization and its employees. These targets and goals are disclosed in the limited context of the combined organization’s compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. Stockholders are specifically cautioned not to apply these statements to other contexts.

Following the merger, the compensation program of the combined organization will be administered by its board of directors. The compensation committee of the combined organization will, among other things, determine the appropriate relationship of compensation to the market to achieve corporate objectives, review and approve the compensation arrangement of executive officers, and administer the combined organization’s benefit plans, bonus programs, and other arrangements benefiting officers and employees.

It is important to note that the disclosure below reflects only past compensation of PLx executive officers expected to serve as officers of the combined organization, and that following the merger, the combined organization’s board of directors, acting on the recommendations of the compensation committee, may determine that it is in the best interests of the combined organization to materially amend one or more of the plans or agreements described below in order to better align the executive’s interests with that of the combined organizations’s stockholders and to otherwise achieve the combined organization’s short-term and long-term strategic and operational goals and objectives.

Compensation Pursuant to Agreements and Plans

Employment Agreements

The following summaries set forth the material terms of employment agreements entered into with PLx’s executive officers. Each such agreement provides generally that, in the event the executive’s role is terminated by the board of directors without cause or resigns for “good reason,” they will be entitled to receive an amount equal to their annual base salary, plus any incentive compensation earned but unpaid as of the date of termination, and their stock option grant will become fully vested as of the date of termination.

Michael J. Valentino, Executive Chairman of the Board

Mr. Valentino entered into an employment agreement, effective as of April 1, 2016, providing for a base salary of $200,000 per year, subject to annual review and adjustment by the board of directors. Mr. Valentino’s employment agreement also provides that upon completion by PLx of an equity financing of $10 million or more, Mr. Valentino may receive a one-time bonus of up to $175,000. Mr. Valentino is also eligible for a potential incentive award bonus of up to 50% (or higher or lower amount if so determined by the board of directors) of his base salary on an annualized basis.

Mr. Valentino’s agreement provides for the grant of an initial stock option award equal to 142,857 shares of common stock, 76,191 of which vested as of July 22, 2016, with an additional 33,333 shares becoming exercisable on each of the second and third anniversaries (July 22, 2017 and 2018) of the initial grant date, generally subject to Mr. Valentino’s continued employment or consulting relationship with PLx. The options have an exercise price per share of $9.80, with a term of ten years from the date of grant.

Natasha Giordano, President and Chief Executive Officer

Ms. Giordano was appointed as PLx’s President and Chief Executive Officer effective January 1, 2016, per the terms of her employment agreement. Ms. Giordano’s employment agreement provides that she will receive a base salary of $400,000 for her first two years of employment. Ms. Giordano is also eligible to participate in any incentive compensation programs that may exist from time to time including a potential incentive award bonus, and is also eligible to participate in any employee benefit plans that may be available to PLx’s employees, subject to the terms of those plans.

Ms. Giordano’s employment agreement provides for an initial stock option award equal to 275,000 shares of common stock, with 25% of such shares vesting immediately upon commencement of employment, with an additional 25% of such shares vesting on each of the first, second and third anniversaries of such date, generally subject to Ms. Giordano’s continued employment with PLx. The options have an exercise price per share of $9.80, with a term of ten years from the date of grant.

Gary Mossman, Chief Operating Officer

Mr. Mossman entered into an employment agreement, effective as of April 1, 2016, providing for a base salary of $160,000 per year, subject to annual review by the board of directors. Mr. Mossman’s employment agreement also provides that upon completion by PLx of an equity financing of $10 million or more, Mr. Mossman may receive a one-time bonus of up to $100,000. Mr. Mossman is also eligible to participate in any incentive compensation programs that may exist from time to time including a potential incentive award bonus. Mr. Mossman is also eligible to participate in any employee benefit plans that may be available to PLx’s employees, subject to the terms of those plans.

Mr. Mossman’s employment agreement also provides for a grant of an initial stock option award equal to 88,571 shares of common stock, 65,714 of which vested as of July 22, 2016, with an additional 22,857 shares vesting on the second anniversary (July 22, 2017) of the initial grant date, generally subject to Mr. Mossman’s continued employment or consulting relationship with PLx. The options have an exercise price per share of $9.80, with a term of ten years from the date of grant.

David E. Jorden, Acting Chief Financial Officer

Mr. Jorden entered into a new part-time employment agreement, effective as of April 1, 2016, providing for a base salary of $150,000 per year, subject to annual review by the board of directors. Mr. Jorden’s employment agreement also provides that upon completion by PLx of an equity financing of $10 million or more, Mr. Jorden may receive a one-time bonus of up to $125,000. Mr. Jorden is also eligible to participate in any incentive compensation programs that may exist from time to time including a potential incentive award bonus. Mr. Jorden is also eligible to participate in any employee benefit plans that may be available to PLx’s employees, subject to the terms of those plans.

Mr. Jorden’s employment agreement provides for an initial stock option award equal to 42,857 shares of common stock, all of which vested as of July 22, 2016. The options have an exercise price per share of $9.80, with a term of ten years from the date of grant.

The Summary Compensation Table below sets forth information regarding the compensation awarded to or earned by PLx’s named executive officers during the years ended December 31, 2015 and 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary(8) ($)	Bonus ($)	Stock Awards ($)	Option Awards(1) ($)		Non-equity incentive compensation ($)	Non- qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Michael J. Valentino, Executive Chairman	2015	—	—	—	390,704	(2)	—	—	—	390,704
	2016	150,000	—	—	270,890	(3)	—	—	—	420,890
David E. Jorden, Acting Chief Financial Officer	2015	—	—	—	144,503	(4)	—	—	—	144,503
	2016	112,500	—	—	135,448	(5)	—	—	—	247,948
Gary Mossman, Chief Operating Officer	2015	—	—	—	—	(6)	—	—	—	—
	2016	120,000	—	—	270,890	(7)	—	—	—	390,890
Natasha Giordano President and Chief Executive Officer	2015	—	—	—	1,818,216		—	—	—	1,818,216
	2016	379,166	—	—	—		—	—	—	379,166

(1)	Value of stock option awards was calculated using Black-Scholes pricing model with assumptions discussed in Note 7 to PLx’s financial statements as of and for the year ended December 31, 2016.
(2)	On July 22, 2015, in connection with PLx’s reincorporation, PLx granted options to purchase 142,857 common shares to Mr. Valentino as a replacement of incentive units previously issued. The incremental increase in fair value for the options granted was $545,302 which included fair value of $154,598 related to options with performance conditions that were not considered probable at the date of grant for accounting purposes.

(3)	On May 12, 2016, PLx modified the vesting term of the options granted to Mr. Valentino on July 22, 2015 with performance conditions that were not previously considered probable and recorded $270,890 incremental cost related to the modification.
(4)	On July 22, 2015, in connection with PLx’s reincorporation, PLx granted options to purchase 42,857 common shares to Mr. Jorden. The fair value for the options granted was $286,473 which included fair value of $141,970 related to options with performance conditions that were not considered probable at the date of grant for accounting purposes.
(5)	On May 12, 2016, PLx modified the vesting term of the options granted to Mr. Jorden on July 22, 2015 with performance conditions that were not previously considered probable and recorded $135,448 incremental cost related to the modification.
(6)	On July 22, 2015, in connection with PLx’s reincorporation, PLx granted options to purchase 88,571 common shares to Mr. Mossman as a replacement of incentive units previously issued. There was no incremental increase in fair value for the options granted.
(7)	On May 12, 2016, PLx modified the vesting term of the options granted to Mr. Mossman on July 22, 2015 with performance conditions that were not previously considered probable and recorded $270,890 incremental cost related to the modification.
(8)	Amount for the year 2016 includes deferred compensation of $139,000, $103,500, $80,125, and $58,333, respectively, to each of Mr. Valentino, Mr. Jorden, Mr. Mossman, and Ms. Giordano. The deferred compensation will be paid upon achievement of certain conditions.

Outstanding Equity Awards at December 31, 2016

The following table sets forth information relating to the unexercised options and outstanding stock awards held by the named executive officers as of December 31, 2016.

	Options Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Michael J. Valentino, Executive Chairman	76,190	66,667	(1)	—	9.80	7/22/2025	—	—		—
Natasha Giordano President and Chief Executive Officer	68,750	206,250	(2)	—	9.80	9/25/2025	—	—		—
David E. Jorden, Acting Chief Financial Officer	42,857	—	(3)	—	9.80	7/22/2025	—	—
Gary Mossman, Chief Operating Officer	65,714	22,857	(4)	—	9.80	7/22/2025	—	—		—

(1)	Mr. Valentino’s option grant vested with respect to 76,190 shares as of July 22, 2016, with an additional 33,333 shares becoming exercisable on each of the second and third anniversaries of the initial grant date, generally subject to Mr. Valentino’s continued employment or consulting relationship with PLx.
(2)	Ms. Giordano’s stock option award vested with respect to 68,750 shares immediately upon commencement of employment, with an additional 68,750 shares vesting on each of the first, second and third anniversaries of such date, generally subject to Ms. Giordano’s continued employment with PLx.
(3)	Mr. Jorden’s option award vested as of July 22, 2016.
(4)	Mr. Mossman’s option award vested with respect to 65,714 shares as of July 22, 2016 with an additional 22,857 shares vesting on second anniversary of the initial grant date, generally subject to Mr. Mossman’s continued employment or consulting relationship with PLx.

MATTERS BEING SUBMITTED TO A VOTE OF DIPEXIUM STOCKHOLDERS

Dipexium Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

At the Dipexium annual meeting, Dipexium stockholders will be asked to approve the merger and the issuance of shares of Dipexium common stock pursuant to the Merger Agreement. If the merger is completed, AcquireCo, a wholly-owned subsidiary of Dipexium, will be merged with and into PLx, with PLx surviving as a wholly-owned subsidiary of Dipexium.

At the Merger Effective Time, each outstanding share of common stock of PLx will be converted into the right to receive that number of shares of Dipexium common stock, if any, as determined pursuant to the Equity Exchange Ratio described in the Merger Agreement. At the Merger Effective Time, each outstanding option, whether or not vested, to purchase shares of PLx common stock unexercised immediately prior to the Merger Effective Time will be converted into an option to purchase shares of Dipexium common stock. All rights with respect to each PLx option will be assumed by Dipexium in accordance with its terms. Accordingly, from and after the Merger Effective Time, each option assumed by Dipexium may be exercised solely for shares of Dipexium common stock.

At the Merger Effective Time, the current stockholders of PLx and current stockholders of Dipexium are expected to own (i) 76.75% and 23.25% of the combined organization, respectively, if Dipexium has an amount of cash as of the determination date greater than or equal to $12.5 million or (ii) 77.5% and 22.5% of the combined organization, respectively, if Dipexium has an amount of cash as of the determination date greater than or equal to $12 million but less than $12.5 million. Dipexium will issue to the current stockholders of PLx the aggregate number of shares of Dipexium common stock and options necessary for the current PLx stockholders to own 76.75% or 77.5%, as applicable, of the outstanding capital stock of the combined organization, subject to adjustment based on Dipexium’s cash, as discussed in “Merger Agreement — Merger Consideration and Adjustment” beginning on page 98.

Dipexium and PLx estimate that, assuming no additional issuance of common stock, Dipexium will have 11,129,747 shares of common stock outstanding immediately prior to the merger. Dipexium and PLx also expect that, assuming the conversion of an estimated $2,485,860 of convertible bridge notes outstanding including accrued interest as of March 31, 2017, PLx will have an aggregate of 5,882,897 shares of common stock outstanding immediately prior to the merger. If the share numbers and the underlying assumptions outlined above are accurate, and assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, PLx stockholders as of the Merger Effective Time will be entitled to receive a maximum of 44,056,387 shares of Dipexium common stock on a fully diluted basis, which includes 5,720,592 shares of common stock underlying options, and each outstanding share of PLx common stock will be converted into the right to receive 6.5165 shares of Dipexium common stock as a result of the merger. Assuming that Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the total number of shares of Dipexium common stock outstanding after the merger would be 57,319,479 on a fully diluted basis. If the number of shares of outstanding common stock of Dipexium or PLx differs from the amounts set forth above, the exchange ratio will be modified and the number of shares of Dipexium common stock to which holders of PLx’s common stock are entitled may be greater or less.

For illustrative purposes only, assuming Dipexium’s net cash is determined to be greater than or equal to $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.2452 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 624 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares. Assuming Dipexium’s net cash is determined to be greater than or equal to $12 million but less than $12.5 million, the Equity Exchange Ratio for the PLx common stock would be approximately 6.5165 shares of Dipexium common stock for each share of PLx common stock. Therefore, if the merger is consummated based on such calculation and you owned 100 shares of PLx common stock at the Merger Effective Time, you would have the right to receive 651 shares of Dipexium common stock in exchange for your PLx common stock plus cash in lieu of fractional shares.

For a more complete description of the Equity Exchange Ratio, please see the section entitled “The Merger Agreement — Merger Consideration and Adjustment” beginning on page 98. The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Dipexium common stock pursuant to the Merger Agreement are described in detail in the other sections in this joint proxy statement/prospectus.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting is required for the approval of the issuance of shares of Dipexium common stock in the merger.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT THE DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF SHARES OF DIPEXIUM COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Dipexium Proposal No. 2: Amendment to the Amended and Restated Certificate of Incorporation to Increase Authorized Common Stock and to Effect the Name Change

Overview

The Dipexium board of directors has approved a proposal to amend its amended and restated certificate of incorporation to (a) increase the authorized shares of common stock from 30,000,000 to 100,000,000 shares and (b) change the name of Dipexium to “PLx Pharma Inc.,” subject to stockholder approval. Dipexium’s board of directors has declared this amendment to be advisable and has recommended that this proposal be presented to Dipexium stockholders for approval. The text of the form of proposed amendment to Dipexium’s amended and restated certificate of incorporation to increase the authorized shares of common stock of Dipexium to 100,000,000 shares and to effect the name change is attached to this joint proxy statement/prospectus as Annex E.

Authorized Stock Increase

If the Dipexium stockholders approve each of the Merger Proposals, including this Proposal No. 2, Dipexium expects to file a certificate of amendment to Dipexium’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of common stock immediately prior to consummating the proposed merger. Upon filing the certificate of amendment to Dipexium’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 30,000,000 to 100,000,000, the first two sentences of Article Fourth of Dipexium’s amended and restated certificate of incorporation will be as follows (on a pre-reverse stock split basis):

“FOURTH:  The capital stock of the Corporation shall be as follows:

1.  Classes of Stock.  The Corporation is authorized to issue one class of shares of capital stock to be designated as common stock (“Common Stock”). The number of shares of Common Stock authorized to be issued is one hundred million (100,000,000), par value $0.001 per share.

On [•  ], 2017, the record date for this Dipexium annual meeting, Dipexium had an aggregate of [•  ] shares outstanding, approximately an aggregate of [•  ] shares of Dipexium common stock were issuable pursuant to outstanding warrants and stock options and [•  ] shares of Dipexium common stock were reserved for future issuance pursuant to Dipexium’s equity incentive plans.

Purpose of Authorized Stock Increase

At present, Dipexium does not have sufficient authorized shares of its common stock in order to effect the merger and to issue the Dipexium common stock in the merger pursuant to the Merger Agreement. Dipexium currently expects, based on the assumed number of shares of Dipexium common stock and PLx common stock to be outstanding as of March 31, 2017, and assuming that Dipexium’s cash at closing is greater than or equal to $12 million but less than $12.5 million (the maximum PLx equity percentage of 77.5%) and the issuance of an additional 317,074 shares of common stock of PLx for conversion of bridge notes outstanding plus accrued interest, that Dipexium will issue to PLx stockholders a maximum of 44,056,387 shares of Dipexium common stock, on a fully diluted basis, including 5,720,592 shares of common stock underlying options, as a result of the merger. Therefore, the primary purpose for the increase in authorized shares is to effect the merger. At present, Dipexium has no plans to issue shares for any other purpose. However, the Dipexium board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in the merger. For example, although Dipexium currently meets its obligations to deliver shares under employee stock options and similar arrangements with treasury shares (meaning previously issued shares that have been reacquired by Dipexium), it may become desirable in the future to use newly issued shares for this purpose. Shares could also be issued from time to time for acquisitions or to raise capital. Under some circumstances, it is also possible for a company to use unissued shares for antitakeover purposes, but Dipexium has no present intention to take any such action.

Whether or not any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements, and the judgment of the Dipexium board of directors at the time.

Name Change

If the Dipexium stockholders approve each of the Merger Proposals, including this Proposal No. 2, Dipexium expects to file a certificate of amendment to Dipexium’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to change the corporation’s name from “Dipexium Pharmaceuticals, Inc.” to “PLx Pharma Inc.” Upon filing the certificate of amendment to Dipexium’s amended and restated certificate of incorporation to effect the name change, the first sentence of Article First of Dipexium’s amended and restated certificate of incorporation will be as follows:

“FIRST:  The name of the Corporation is PLx Pharma Inc. (hereinafter sometimes referred to as the “Corporation”).”

Stockholders of Dipexium will not be required to exchange outstanding stock certificates for new stock certificates if the amendment is adopted. Dipexium has reserved with The NASDAQ Capital Market the symbol “PLXP” in the event the Merger Proposals are adopted and the merger is consummated. Upon the closing of the merger and the approval of Dipexium’s listing application, Dipexium will announce the final symbol approved by The NASDAQ Capital Market.

Required Vote

The affirmative vote of a majority of the shares of Dipexium common stock outstanding as of the record date is required for approval of the amendment of Dipexium’s amended and restated certificate of incorporation.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 2 TO APPROVE THE INCREASE IN AUTHORIZED COMMON STOCK AND FOR THE NAME CHANGE.

Dipexium Proposal No. 3: Authorization of the Dipexium Board of Directors to Effect a Reverse Stock Split

General

The Dipexium board of directors has approved an amendment to its amended and restated certificate of incorporation to effect a reverse stock split of all issued and outstanding shares of its common stock at a reverse stock split ratio ranging from 1-for-2 to 1-for-8 (the “reverse stock split”), such whole number to be determined by the Dipexium board of directors (pursuant to the terms of the Merger Agreement). The Dipexium board of directors has declared such proposed amendment to be advisable and has recommended that this proposed amendment be presented to Dipexium stockholders for approval.

The proposed amendment to Dipexium’s amended and restated certificate of incorporation would effect a reverse stock split of Dipexium’s issued and outstanding shares of common stock, pursuant to which any whole number of outstanding shares of Dipexium common stock between and including 2 and 8, such whole number to be determined by the Dipexium board of directors (pursuant to the terms of the Merger Agreement), would be combined and reclassified into one share of Dipexium common stock. The actions taken in connection with the reverse stock split would reduce the number of outstanding shares of Dipexium common stock.

Upon receiving stockholder approval, the Dipexium board of directors will have the sole discretion (as determined by the PLx board of directors pursuant to the terms of the Merger Agreement), but not the obligation, at any time within one year of the date of this Dipexium annual meeting and pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of Dipexium and its stockholders, whether to effect a reverse stock split, and if so, the whole number of shares of Dipexium common stock between and including 2 and 8 that will be combined and reclassified into one share of Dipexium common stock with the resulting corresponding proportionate reduction of the total number of authorized shares of Dipexium common stock. The Dipexium board of directors believes that this amendment granting the Dipexium board of directors the discretion to select a specific reverse stock split ratio among those approved by the Dipexium stockholders provides the maximum flexibility to react to then-current market conditions and, therefore, is in the best interests of Dipexium and its stockholders.

By approving this amendment, Dipexium’s stockholders: (a) approve an amendment to Dipexium’s amended and restated certificate of incorporation pursuant to which any whole number of outstanding shares between and including 2 and 8, such whole number to be determined by the Dipexium board of directors, would be combined and reclassified into one share of Dipexium common stock; and (b) authorize the Dipexium board of directors to file such amendment, with such whole number determined by the Dipexium board of directors. The Dipexium board of directors may also elect not to undertake any reverse stock split and therefore abandon this amendment. The text of the proposed form of certificate of amendment to the amended and restated certificate of incorporation is attached as Annex F to this joint proxy statement/prospectus.

If approved by Dipexium’s stockholders, and following such stockholder approval, if any, the Dipexium board of directors determines that effecting a reverse stock split is in the best interests of Dipexium and its stockholders, the reverse stock split will become effective upon the filing of this amendment with the Secretary of State of the State of Delaware, which will contain the whole number of shares selected by the Dipexium board of directors within the limits set forth in this proposal to be combined and reclassified into one share of Dipexium common stock. The decision by the Dipexium board of directors to effect the reverse stock split, and, if implemented, select the exact reverse stock split ratio, will be based on a number of factors, including market conditions, existing and expected trading prices for Dipexium common stock and the applicable listing requirements of The NASDAQ Capital Market.

If, following stockholder approval, the Dipexium board of directors elects to effect a reverse stock split, the number of issued and outstanding shares of Dipexium common stock would be reduced in accordance with the reverse stock split ratio.

Except for adjustments that may result from the treatment of fractional shares as described below, each Dipexium stockholder will hold the same percentage of the outstanding Dipexium common stock immediately following the reverse stock split as such Dipexium stockholder held immediately prior to the reverse stock split. The par value of Dipexium common stock would remain unchanged at $0.001 per share.

Purpose

The Dipexium board of directors believes that a reverse stock split may be desirable for a number of reasons. Dipexium common stock is currently, and will be following the completion of the merger, listed on The NASDAQ Capital Market. According to applicable NASDAQ rules, in order for Dipexium common stock to continue to be listed on The NASDAQ Capital Market, Dipexium must satisfy certain requirements established by The NASDAQ Capital Market. The Dipexium board of directors expects that a reverse stock split of Dipexium common stock will increase the market price of Dipexium common stock so that Dipexium is able to maintain compliance with the relevant NASDAQ listing requirements for the foreseeable future.

The Dipexium board of directors also believes that the increased market price of Dipexium common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Dipexium common stock and will encourage interest and trading in Dipexium common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Dipexium common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of Dipexium common stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split. The Dipexium board of directors is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects of the policies and practices of institutional investors and brokerage houses described above on the liquidity and marketability of the common stock.

Notwithstanding the foregoing, there can be no assurance that: (a) the market price per share following the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of Dipexium common stock outstanding before the reverse stock split; (b) the market price per share following the reverse stock split would remain in excess of the minimum price required for listing on The NASDAQ Capital Market for a sustained period of time; (c) the Dipexium common stock will not be delisted from NASDAQ due to a failure to meet other continued listing requirements even if the market price per post-reverse split share of Dipexium common stock remains in excess of such required minimum price; and (d) the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower-priced stock. The market price of Dipexium common stock will also be based on Dipexium’s performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Dipexium’s common stock declines, the percentage decline as an absolute number and as a percentage of Dipexium’s overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split.

Dipexium Board of Director’s Discretion to Effect the Reverse Stock Split

If the amendment to Dipexium’s amended and restated certificate of incorporation to effect a reverse stock split and a corresponding proportionate reduction in the total number of authorized shares of Dipexium common stock is approved by the Dipexium stockholders, such amendment will be effected, if at all, upon a determination by the Dipexium board of directors that a reverse stock split (with a reverse stock split ratio determined by the Dipexium board of directors pursuant to the terms of the Merger Agreement) is in the best interests of Dipexium and its stockholders. Such determination shall be based upon certain factors, including existing and expected marketability and liquidity of the Dipexium common stock, meeting the listing requirements for The NASDAQ Capital Market, prevailing market conditions and the likely effect on the market price of the Dipexium common stock. Notwithstanding approval by the stockholders of the amendment to Dipexium’s amended and restated certificate of incorporation to effect a reverse stock split of Dipexium common stock, the Dipexium board of directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split of Dipexium common stock, as permitted under Section 242(c) of the Delaware General Corporation Law. If the Dipexium board of directors fails to effect the reverse stock split of

Dipexium common stock within one year of the date of the Dipexium annual meeting, stockholder approval again would be required prior to implementing any reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be effected simultaneously for all outstanding shares of Dipexium common stock and the exchange ratio will be the same for all shares of Dipexium common stock. The reverse stock split will affect all of Dipexium’s stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Dipexium, except to the extent that the reverse stock split results in any of Dipexium’s stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The number of stockholders of record will not be affected by the proposed reverse stock split (except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split).

The reverse stock split will not affect Dipexium’s continuing to be subject to the periodic reporting requirements of the Exchange Act. Dipexium common stock will continue to be listed on The NASDAQ Capital Market under the symbol “DPRX” (although, if the proposed reverse stock split is implemented, NASDAQ would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the certificate of amendment is approved by Dipexium’s stockholders, and if the Dipexium board of directors still believes that a reverse stock split is in the best interests of Dipexium and its stockholders, the Dipexium board of directors will, in its sole discretion (as determined by the PLx board of directors pursuant to the terms of the Merger Agreement) determine the ratio of the reverse stock split to be implemented. Dipexium will file the certificate of amendment with the Secretary of State of the State of Delaware at such time as the Dipexium board of directors may determine to be the appropriate effective time for the reverse stock split. The Dipexium board of directors may delay effecting the reverse stock split without resoliciting stockholder approval.

The proposed reverse stock split would become effective at 5:00 p.m., Eastern Time, on the date of filing of the certificate of amendment to Dipexium’s amended and restated certificate of incorporation with the office of the Secretary of State of the State of Delaware. Beginning on the effective date of the split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the effective date of the split, Dipexium’s stockholders will be notified that the reverse stock split has been effected. Dipexium expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Dipexium. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. DIPEXIUM’S STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Dipexium’s stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Capital Market on the last trading day prior to the effective date of the split or, if such price is not available, the average of the last bid and asked prices of the common stock on such day or other price determined by the Dipexium board of directors. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Dipexium is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Dipexium or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Accounting Consequences

The par value per share of Dipexium common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, at the effective time of the reverse stock split, the stated capital on Dipexium’s balance sheet attributable to Dipexium common stock will be reduced proportionately based on the applicable reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split and disregarding the impact of shares of Dipexium common stock issued in the merger, net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Dipexium common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Dipexium board of directors or contemplating a tender offer or other transaction for the combination of Dipexium with another company), the reverse stock split proposal is not being proposed in response to any effort of which Dipexium is aware to accumulate shares of Dipexium common stock or obtain control of Dipexium, nor is it part of a plan by management to recommend a series of similar amendments to the Dipexium board of directors and stockholders, other than to consummate the merger with PLx. Other than the reverse stock split proposal and the other proposals set forth in this joint proxy statement/prospectus pertaining to the merger, the Dipexium board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Dipexium.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, Dipexium’s stockholders are not entitled to appraisal rights with respect to the reverse stock split, and Dipexium will not independently provide stockholders with any such right.

Material United States Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which such stockholder resides. Also, the following summary does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the current provisions of the Code, existing Treasury regulations and current administrative rulings and court decisions all of which are subject to change and to differing interpretations, possibly with retroactive effect. This summary also assumes that the pre-split shares were, and the post-split shares will be, held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and that each stockholder has provided Dipexium with information to avoid the application of the backup withholding rules. The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

Other than the cash payments for fractional shares discussed below, Dipexium believes that no gain or loss should be recognized by a stockholder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the reverse stock split. The aggregate tax basis of the post-split shares received in the reverse stock split, including any fraction of a post-split share deemed to have been received, will be the same as the stockholder’s aggregate tax basis in the pre-split shares that are exchanged.

In general, stockholders who receive cash upon redemption of their fractional share interests in the post-split shares as a result of the reverse stock split will recognize gain or loss equal to the difference between their basis in the fractional share and the amount of cash received. The stockholder’s holding period for the post-split shares will include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

Such gain or loss will be capital gain or loss, and generally will constitute long-term capital gain or loss if the stockholder’s holding period in the stock surrendered is more than one year as of the Merger Effective Time. Net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) will be subject to tax at reduced rates for non-corporate stockholders who receive cash. The deductibility of capital losses is subject to various limitations for corporate and non-corporate holders.

Individual taxpayers may be subject to a 3.8% Medicare surtax with respect to gain recognized in respect of cash received in lieu of fractional shares. Such Medicare surtax applies on the lesser of such individual’s “net investment income” and modified adjusted income over a threshold amount of $200,000 ($250,000 for married taxpayers filing jointly and surviving spouses, and $125,000 for married taxpayers filing separately). Net investment income means the excess of (1) the sum of (a) gross income from interest, dividends, annuities, royalties and rents, and net gain attributable to the disposition of property, unless such income is derived from a trade or business not described in (1)(b), and (b) other gross income from a trade or business that constitutes a passive activity or the trading of financial instruments or commodities, over (2) deductions properly allocable to such activities. The 3.8% Medicare surtax also applies to U.S. persons that are estates and trusts on the lesser of their undistributed net income and the excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year.

For purposes of the above discussion of bases and holding periods, stockholders who acquired different blocks of stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock surrendered in the reverse stock split.

Dipexium’s view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with such stockholder’s tax advisor with respect to all of the potential tax consequences to such stockholder of the reverse stock split.

Required Vote

The affirmative vote of a majority of the shares of Dipexium common stock outstanding as of the record date is required for the reverse stock split.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 3 TO APPROVE THE REVERSE STOCK SPLIT.

Dipexium Proposal No. 4: Election of Dipexium Directors

The seven nominees for election as directors for 2017 are all of Dipexium’s current directors. Each director who is elected will hold office until the next annual meeting and until the director’s successor is elected and qualified; provided, however, that, if each of the Merger Proposals is approved and the merger is consummated, the Dipexium board of directors will be reconstituted as described in this joint proxy statement/prospectus. If any nominee should for any reason become unable to serve, all shares represented by valid proxies will be voted for the election of such other person as Dipexium’s board of directors may designate following a recommendation by the nominating and corporate governance committee thereof.

Required Vote

Directors are elected by a plurality of the votes cast in person or by proxy at the annual meeting and entitled to vote on the election of directors. “Plurality” means that the nominees receiving the greatest number of affirmative votes will be elected as directors, up to the number of directors to be chosen at the meeting. Broker non-votes will not affect the outcome of the election of directors because brokers do not have discretion to cast votes on this proposal without instruction from the beneficial owner of the shares.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 4 FOR ELECTION OF THE SEVEN DIRECTOR NOMINEES.

Dipexium Proposal No. 5: Advisory Vote on Golden Parachute Compensation

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Dipexium seek a nonbinding advisory vote from its stockholders to approve the “golden parachute” compensation that its named executive officers will receive in connection with the merger discussed in “The Merger — Interests of Dipexium Directors and Executive Officers in the Merger — Golden Parachute Compensation.” As required by these provisions, Dipexium is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Dipexium’s named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon Dipexium’s board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Dipexium or PLx. Therefore, regardless of whether Dipexium stockholders approve this proposal, if the merger is approved by the stockholders and completed, the “golden parachute” compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting is required for the approval of the advisory vote on golden parachute compensation.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 5 FOR THE ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION.

Dipexium Proposal No. 6: Ratification of Dipexium’s Independent Registered Public Accounting Firm

Dipexium’s audit committee has appointed CohnReznick LLP as Dipexium’s independent registered public accounting firm to audit the consolidated financial statements of Dipexium Pharmaceuticals, Inc. for the fiscal year ending December 31, 2017. Representatives of CohnReznick LLP will be present at the Dipexium annual meeting and will have an opportunity to make a statement or to respond to appropriate questions from Dipexium stockholders. Although stockholder ratification of the appointment of Dipexium’s independent auditor is not required by Dipexium’s bylaws or otherwise, Dipexium is submitting the selection of CohnReznick LLP to its stockholders for ratification to permit stockholders to participate in this important corporate decision. If not ratified, Dipexium’s audit committee will reconsider the selection, although the audit committee will not be required to select a different independent auditor for Dipexium.

CohnReznick LLP has served as Dipexium’s independent registered public accounting firm since October 2013. Dipexium’s audit committee charter includes the procedures for pre-approval of all fees charged by Dipexium’s independent registered public accounting firm. Under the procedure, the audit committee of Dipexium’s board of directors approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the audit committee. The audit and audit-related fees paid to the auditors with respect to the 2016 fiscal year were pre-approved by Dipexium’s audit committee of the board of directors.

Even if the selection is ratified by Dipexium’s stockholders, the audit committee in its discretion may change the selection at any time during the year if it determines that such a change would be in the best interests of Dipexium and Dipexium’s stockholders. Additionally, Dipexium’s stockholders should understand that if the merger with PLx is completed, the effect of the approval of the ratification of the selection of CohnReznick LLP as Dipexium’s independent registered public accounting firm for the year ending December 31, 2017 will be limited since it is likely that the combined organization may switch auditors immediately or shortly after completion of the merger.

Fees and Services

The aggregate fees billed for the fiscal years ended December 31, 2015 and 2016 for professional services rendered by the principal accountant for (1) the audit of Dipexium’s annual financial statements included in Form 10-K (“Audit Fees”), (2) tax compliance, advice, and planning (“Tax Fees”), and (3) other products or services provided (“All Other Fees” is as follows):

	Year Ended December 31, 2016	Year Ended December 31, 2015
Audit Fees	$137,240	$190,573
Tax Fees	32,500	—
All Other Fees	—	—
Total	$169,740	$190,573

Audit Fees — This category includes the audit of Dipexium’s annual financial statements, review of financial statements included in Dipexium’s quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years, other services provided in connection with registration statements in connection with its initial public offering, comfort letters and services that are normally provided by Dipexium’s independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

Tax Fees — This category consists of professional services rendered by Dipexium’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for attending the annual stockholder meeting.

Pre-Approval Policies and Procedure for Audit and Permitted Non-Audit Services

Dipexium’s audit committee has developed policies and procedures regarding the approval of all non-audit services that are to be rendered by its independent registered public accounting firm, as permitted under applicable laws and the corresponding fees for such services. In situations where the full audit committee is unavailable to pre-approve any permitted non-audit services to be rendered by Dipexium’s independent registered public accounting firm: (i) Dipexium’s Chief Executive Officer will evaluate the proposed engagement to confirm that the engagement is not prohibited by any applicable rules of the SEC, applicable quotation service or exchange, (ii) following such confirmation by the Chief Executive Officer, the Chairperson of the audit committee will determine whether Dipexium should engage its independent registered public accounting firm for such permitted non-audit services and, if so, negotiate the terms of the engagement with Dipexium’s independent registered public accounting firm and (iii) the Chairperson of the audit committee will report to the full Audit Committee at its next regularly scheduled meeting about any engagements of Dipexium’s independent registered public accounting firm for permitted non-audit services that have been approved by the Chairperson. Alternatively, after confirmation by the Chief Executive Officer, the full committee may pre-approve engagements of Dipexium’s independent registered public accounting firm at audit committee meetings.

All audit services and non-audit services and all fees associated with such services performed by Dipexium’s independent registered public accounting firm in the 2016 fiscal year were approved by its audit committee. Consistent with these policies and procedures, all future audit services and non-audit services and all fees associated with such services performed by Dipexium’s independent registered public accounting firm will be approved by the Chairperson of the audit committee and ratified by the audit committee or approved by the full audit committee.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting is required for the ratification of Dipexium’s independent registered public accounting firm.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 6 FOR THE RATIFICATION OF DIPEXIUM’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Dipexium Proposal No. 7: Approval of Possible Adjournment of the Dipexium Annual Meeting

If Dipexium fails to receive a sufficient number of votes to approve Dipexium Proposal Nos. 1 and 2, Dipexium may propose to adjourn the Dipexium annual meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Dipexium Proposal Nos. 1 and 2. Dipexium currently does not intend to propose adjournment at the Dipexium annual meeting if there are sufficient votes to approve Dipexium Proposal Nos. 1 and 2.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Dipexium annual meeting is required for the adjournment of the Dipexium annual meeting.

THE DIPEXIUM BOARD OF DIRECTORS RECOMMENDS THAT THE DIPEXIUM STOCKHOLDERS VOTE “FOR” DIPEXIUM PROPOSAL NO. 7 TO ADJOURN THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF DIPEXIUM PROPOSAL NOS. 1 AND 2. EACH OF PROPOSALS 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

MATTERS BEING SUBMITTED TO A VOTE OF PLX STOCKHOLDERS

PLx Proposal No. 1: Approval and Adoption of the Merger Agreement and Approval of the Merger

For a summary and detailed information regarding this proposal, see the information about the Merger Agreement and the transactions proposed thereunder, including the merger throughout this joint proxy statement/prospectus, including the information set forth in “The Merger,” “Merger Agreement,” “Agreements Related to the Merger” and “PLx Special Meeting.”

Vote Required

The affirmative vote of a majority of the votes properly cast at the PLx special meeting is required for approval of Proposal No. 1.

THE PLX BOARD OF DIRECTORS RECOMMENDS THAT THE PLX STOCKHOLDERS VOTE “FOR” PLX PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS THEREUNDER, INCLUDING THE MERGER.

PLx Proposal No. 2: Amendment to the 2015 Omnibus Incentive Plan to Increase Authorized Common Stock

Overview and Purpose

The PLx board of directors has approved a proposal to amend its 2015 Omnibus Incentive Plan (the “PLx Plan”) to increase the authorized shares of common stock available thereunder from 1,000,000 shares to 1,450,000 shares, subject to stockholder approval. PLx’s board of directors has declared this amendment to be advisable and has recommended that this proposal be presented to PLx stockholders for approval. The form of PLx Plan, as amended, is attached to this joint proxy statement/prospectus as Annex G.

Pursuant to the Merger Agreement, each PLx option that is outstanding as of the Merger Effective Time shall cease to represent an option or right to acquire PLx common stock, and shall be converted on substantially the same terms and conditions as were applicable under such option into a stock option to acquire the number of Dipexium shares of common stock (rounded up to the nearest whole share) equal to the product of (i) the total number of PLx shares subject to such option immediately prior to the Merger Effective Time, multiplied by (ii) the Equity Exchange Ratio, at an exercise price per Dipexium share (rounded up to the nearest whole cent) equal to (x) the exercise price per PLx share applicable to such PLx option immediately prior to the Merger Effective Time, divided by (y) the Equity Exchange Ratio.

As of the Merger Effective Time, Dipexium will assume the PLx Plan. As of the Merger Effective Time, Dipexium will be able to grant stock awards and options to purchase Dipexium shares of common stock under the PLx Plan and issue the reserved but unissued PLx shares (including shares subject to the unexercised or unissued portions of any PLx options that expire, terminate or are canceled and shares subject to any PLx option that are reacquired pursuant to the terms of the agreements under which such shares were issued that return to the PLx Plan pursuant to their terms), except that (i) PLx shares covered by such awards will be Dipexium shares of common stock and (ii) all references to a number of PLx shares will be (A) changed to reference Dipexium shares and (B) converted to a number of Dipexium shares equal to the applicable number of PLx shares multiplied by the Equity Exchange Ratio, rounded down to the nearest whole number of Dipexium shares.

The PLx Plan as amended pursuant to this Proposal, in the form attached as Annex G, together with Dipexium’s existing incentive plan, will make available to the board of directors of the combined organization remaining stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based cash and awards to management and employees representing, in the aggregate, up to approximately 7.3% of the outstanding fully diluted shares of common stock of the combined organization. PLx’s board of directors and management believe that the PLx Plan (as assumed by Dipexium at the Merger Effective Time) will help attract and retain competitively superior employees and promote long-term growth and profitability by aligning employee and stockholder interests. A brief summary of the essential features of the plan is provided below, but is qualified in its entirety by reference to the full text of the plan, as amended, which is attached hereto as Annex G.

2015 Omnibus Incentive Plan

The PLx Plan provides for a wide range of equity incentives — including stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and cash awards — to be granted to PLx officers, directors, employees and consultants. The PLx Plan currently provides for a pool of 1,000,000 shares common stock for which options and stock grants may be awarded. The following is a summary of the material terms of the PLx Plan. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the PLx Plan. In the following summary, the term “shares” means the common stock, and such other securities or property as may become the subject of awards under the PLx Plan, and the term “stock unit” means a unit or right whose value is based on the value of a share.

Restricted Stock and Restricted Stock Units

Restricted stock is an award of shares subject to a restriction period specified in the award. During the restriction period, the shares may not be transferred and are subject to forfeiture. Potential events of forfeiture include early termination of employment. The holder is otherwise usually treated as a registered stockholder with the right to receive dividends and vote the shares during the restriction period. Restricted stock units are similar to restricted stock except that the award takes the form of stock units instead of shares. During the restriction period, a holder of restricted stock units will not have voting or other stockholder rights and may or may not be paid cash “dividend equivalents” that are equal in timing and amount to share dividends. The units may be settled in cash or shares.

Stock Options and Stock Appreciation Rights

Stock options give the holder the right to purchase shares at the exercise price specified in the award. Stock appreciation rights (or SARs) give the holder the right to receive an amount in cash or shares equal to the spread between the exercise price specified in the award and the market price of a share at the time of exercise. SARs may be granted alone or with stock options. Stock options and SARs granted under the PLx Plan are subject to the terms and conditions determined by the compensation committee, except that the exercise price of the stock options, or the grant price of the SARs, cannot be less than 100% of the fair market value of a share at the time of the grant. The compensation committee will determine the form in which payment of the exercise price may be made. Stock options may be granted in the form of nonqualified stock options or, provided they meet certain requirements of the Code, incentive stock options.

Performance Awards

Performance awards that may be granted under the PLx Plan may consist of a right payable in cash, shares, or other securities upon the achievement of certain performance goals. Dividends or dividend equivalents may not be paid on unvested performance shares. The compensation committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum, installments, on a deferred basis or otherwise as prescribed by the compensation committee.

Stock Compensation and Other Stock-Based Awards

The compensation committee may grant other forms of awards based on, payable in, or otherwise related in whole or in part to shares under the PLx Plan. Subject to the terms of the PLx Plan, the compensation committee may determine the terms and conditions of any such other stock-based awards. The number and type of shares to be distributed in lieu of the cash compensation applicable to any award as well as the terms and conditions of any bonus awards are determined by the compensation committee.

Adjustments

The compensation committee may make appropriate adjustments in the number of shares available under the PLx Plan to reflect any stock split, stock dividend, recapitalization, reorganization, consolidation, merger, combination or exchange of shares, distribution to stockholders, liquidation, dissolution or other similar event.

Corporate Event

Prior to or upon a merger, acquisition, consolidation, or other such “corporate event,” the compensation committee will be authorized to cause outstanding awards to be assumed, or new rights substituted therefor, by the surviving or successor entity following the corporate event or make other appropriate adjustments to outstanding awards. Also, in connection with a corporate event, the compensation committee may provide for the purchase of outstanding awards from the participant for cash equal to the amount that could have been attained had the award been currently exercisable or payable. The compensation committee may also include provisions and limitations in award agreements relating to a corporate event.

Amendment/Limitations on Amendments

The compensation committee, or as applicable, the PLx board of directors, may terminate or amend the PLx Plan without participant approval, except that stockholder approval is required for any amendment that would require stockholder approval under the rules of the NASDAQ Stock Market or would be necessary in order for the PLx Plan or an award to comply with Section 162(m) of the Code, or as otherwise may be required by applicable rule or regulation.

Increase in Authorized Shares

To effect the increase in the aggregate number of shares of PLx common stock (and, as of the Merger Effective Time, Dipexium common stock) that may be issued under the PLx Plan, it is proposed that the first sentence in Section 5.1 of PLx’s 2015 Omnibus Incentive Plan be deleted in its entirety and replaced with the following:

“Subject to adjustment as provided in Articles 14 and 15, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan (including Awards issued under the Plan in 2015) is initially 1,450,000.”

Required Vote

The affirmative vote of a majority of the shares of PLx common stock outstanding as of the record date is required for approval of the amendment of the PLx Plan.

THE PLX BOARD OF DIRECTORS RECOMMENDS THAT PLX STOCKHOLDERS VOTE “FOR” PLX PROPOSAL NO. 2 TO APPROVE THE INCREASE IN AUTHORIZED COMMON STOCK UNDER THE 2015 OMNIBUS INCENTIVE PLAN.

DIPEXIUM BUSINESS

Overview

Dipexium is a biopharmaceutical company that historically has been focused on the development and commercialization of Locilex® (pexiganan cream 0.8%), a novel, first in class, broad spectrum, topical antibiotic. Locilex® is a chemically synthesized, 22 amino acid peptide isolated from the skin of the African Clawed Frog. Its novel mechanism of action kills microbial targets by disrupting the bacterial cell membrane; a process known as cell membrane permeability. However, in light of recent clinical trial disappointments in Dipexium’s development programs for Locilex®, and Dipexium’s decision to discontinue its development for the treatment of mild infections of diabetic foot ulcers, Dipexium has shifted its strategic emphasis to external business opportunities not related to developing Locilex®. As such, although Dipexium continues to describe its intellectual property assets and programs herein and continues to maintain its intellectual property rights in the U.S. and internationally, it is no longer pursuing drug development activities for Locilex® pending the outcome of the proposed merger with PLx and further review of the clinical data from its recently completed Phase 3 program.

Dipexium continues believe that Locilex® has advantages compared to systemic antibiotics and that it may have potential to be approved in a different clinical indication although Dipexium’s medical and scientific team has yet to identify any such indication since the clinical trial data was released on October 25, 2016. Dipexium believes that the key attributes of Locilex® are: (i) it has not generated resistant bacteria systemically; (ii) it has not generated cross resistance with other antibiotics; (iii) it has demonstrated activity against a broad spectrum of pathogens, including difficult to treat gram negative, and anaerobic bacteria; (iv) it has not been systemically absorbed; and (v) it has not caused any significant safety or tolerability issues in over 1.500 patients treated, including the recently completed OneStep-1 and OneStep-2 Phase 3 clinical trials; and (vi) it has demonstrated significant success treating multi drug resistant bacteria in several laboratory tests and clinical trials performed to date. These attributes lead Dipexium to believe that Locilex® could be repositioned to target a different clinical indication despite its failure to achieve any of the primary or secondary endpoints in the OneStep Phase 3 clinical trials in mild infections of diabetic foot ulcers. If pursued, a restart of clinical trials in a yet-to-be-identified clinical indication would involve significant risk, significant resource and significant time to design and complete a clinical development program that may very well begin with Phase 1 clinical trials.

Dipexium’s Business Strategy

Dipexium seeks to develop and commercialize Locilex® (pexiganan cream 0.8%) either directly or through one or more potential partnerships. In the light of the disappointing outcomes of Dipexium’s OneStep-1 and OneStep-2 Phase 3 clinical trials of Locilex® for the treatment of patients with mild infections of diabetic foot ulcers, Dipexium has identified and assessed a broad range of strategic options, culminating in Dipexium’s decision to enter into the Merger Agreement with PLx.

•	Restart clinical and regulatory development of Locilex® in one or more new clinical indications/merger with PLx. Based upon the advice of its research and development consultants, in order to maintain a viable drug development strategy for Locilex®, Dipexium must identify one or more new clinical indications potentially well served by Locilex® and restart drug development activities in at least one new indication. Based on the clinicial evidence from the recently completed OneStep Phase 3 clinical trials, Dipexium’s research and development team has been unable to identify an appropriate clinical indication that it may target with Locilex® for further drug development activities. If identified, a new clinical and regulatory pathway for Locilex® may very well involve restarting with Phase 1 clinical trials and involve significant resources and risk to get back to Phase 3 clinical trials and beyond. Accordingly, Dipexium decided to enter into an agreement with respect to the Proposed Merger with PLx. Assuming the Proposed Merger is consummated as planned in the second quarter of 2017, the combined organization will focus its development on PLx product pipeline.
•	Seek value for Locilex® either directly through a restart in a new clinical indication or through one or more partnerships. Whether or not the Proposed Merger with PLx is completed as planned, Dipexium will continue to preserve the Locilex® asset including by maintaining its patent portfolio and preparing and submitting all required regulatory submissions while it evaluates whether or not to develop Locilex® itself or through one or more potential future partnerships with third parties.

Because of the high risk nature of restarting clinical development in a yet-to-be-identified clinical indication within which no clinical trials have been performed to date using Locilex® and the high cost of this endeavor, the Dipexium board of directors and management team have concluded that the merger with PLx is a more attractive alternative to preserve and recapture stockholder value.

Corporate Conversion

Dipexium was organized originally as a limited liability company under the laws of the State of Delaware in January 2010. On March 12, 2014, Dipexium converted Dipexium Pharmaceuticals, LLC from a Delaware limited liability company to a Delaware corporation. As a result of the corporate conversion:

•	the Class A Membership Interests of Dipexium Pharmaceuticals, LLC became shares of common stock of Dipexium Pharmaceuticals, Inc. pursuant to a conversion ratio of seven shares of common stock of Dipexium Pharmaceuticals, Inc. for each Class A membership interest of Dipexium Pharmaceuticals, LLC previously held. Accordingly, 767,911 Class A Membership Interests of Dipexium Pharmaceuticals, LLC issued and outstanding immediately prior to the corporate conversion were converted automatically into 5,375,377 shares of Dipexium Pharmaceuticals, Inc.;
•	all of the outstanding warrants to purchase Class A Membership Interests of Dipexium Pharmaceuticals, LLC became warrants to purchase shares of common stock of Dipexium Pharmaceuticals, Inc. in a ratio of seven shares of common stock of Dipexium Pharmaceuticals, Inc. for each Class A membership interest of Dipexium Pharmaceuticals, LLC underlying such warrants, with the effect that warrants to purchase 4,900 Class A Membership Interests of Dipexium Pharmaceuticals, LLC outstanding immediately prior to the corporate conversion automatically converted into warrants to purchase 34,300 shares of Dipexium Pharmaceuticals, Inc. upon consummation of the corporate conversion; and
•	the exercise price of all of the outstanding warrants was adjusted in the same ratio as the seven for one conversion ratio noted above such that all of Dipexium’s outstanding warrants to purchase Class A Membership Interests of Dipexium Pharmaceuticals, LLC which were exercisable at $60 per Class A membership interest were automatically adjusted such that the new exercise price for the outstanding warrants upon consummating the corporate conversion was $8.57 per share, subject to certain adjustments noted in each of the warrants.

In connection with the corporate conversion, Dipexium Pharmaceuticals, Inc. continued to hold all property of Dipexium Pharmaceuticals, LLC and assumed all of the debts and obligations of Dipexium Pharmaceuticals, LLC. Dipexium Pharmaceuticals, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws. On the effective date of the corporate conversion, the members of the board of directors of Dipexium Pharmaceuticals, LLC became the members of the board of directors of Dipexium Pharmaceuticals, Inc. and the officers of Dipexium Pharmaceuticals, LLC became the officers of Dipexium Pharmaceuticals, Inc. The purpose of the corporate conversion was to reorganize Dipexium’s corporate structure so that the company would continue as a corporation rather than a limited liability company, and so that Dipexium’s existing investors would own its common stock rather than equity interests in a limited liability company. In order to consummate the corporate conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware on March 12, 2014.

Manufacturing and Supply

Historically, Dipexium used three contract manufacturing organizations (or CMOs) to produce Locilex®. Dipexium’s manufacturing supply chain for Locilex® started with PolyPeptide Laboratories, Inc. which manufactures pexiganan, the API in Locilex®. At Dipexium’s direction, Polypeptide Laboratories delivered the API to DPT Laboratories, Inc., which formulated the API into a cream formulation on Dipexium’s behalf. DPT Laboratories then delivered the formulated product to Almac Group Limited, which labeled, packaged, and delivered the finished goods for clinical trials as Dipexium requested.

In the late 1990s, the prior sponsor engaged in an FDA review process for a prior formulation of Locilex®. In its 1999 non-approvable letter, the FDA identified two cGMP manufacturing issues. The first issue concerned the stability of the formulated product. Examination of the formulated product over time showed evidence of water separation from the cream matrix. The second issue related to the purity level of the API in the product. The prior source of the API yielded a purity level as low as 95%.

After acquiring the rights to Locilex®, Dipexium developed a detailed product development plan to arrive at an optimized formulation to address these issues to the satisfaction of the FDA. Dipexium believes that the changes it made to the formulation have resolved the previously observed product separation and impurity levels.

Dipexium also scaled up the size of its API lots and has completed successfully its scale up of the first formulated batch of Locilex® cream at the 140 kg batch size. The scale up was achieved successfully in the view of Dipexium’s manufacturing advisors. Dipexium used this commercial scale batch in the OneStep Phase 3 trials.

If Dipexium is able to identify a clinical and regulatory pathway forward in light of the recent failure of the OneStep Phase 3 clinical trials, Dipexium or a partner who acquires the rights to Locilex® will have adequate stability data on three cGMP registration batches of product supply. Dipexium’s stability testing is conducted in compliance with the ICH Guideline Q1A(R2): International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, ICH Harmonised Tripartate Guideline, Stability Testing of New Drug Substances and Products, Current Step 4 version, Dated 6 February 2003. The purpose of the stability testing is to provide evidence on how the quality of a drug substance or drug product varies with time under the influence of a variety of environmental factors such as temperature, humidity, and light, and to establish a re-test period for the drug substance or a shelf life for the drug product and recommended storage conditions. Dipexium’s contract research organizations (or CROs) have confirmed that Dipexium has sufficient stability data on the three cGMP batches of commercial supply to support any new drug development pathway for Locilex® that may develop or be developed in the future. Dipexium’s manufacturing experts believe that the stability data supports a shelf life of at least 24 months for Locilex®.

Dpiexium also believes its peptide is highly purified. The impurity levels of the API used in its commercial scale batch of Locilex® has been confirmed to be 99.4% pure for the API used in its cGMP batches.

In October 2013, Dipexium submitted its manufacturing data, including data from the first 30 kg cGMP batch as well as 18-month stability data on its 30 kg non-cGMP batch, to the FDA, and in December 2013 the FDA indicated in written communications that Locilex®’s stability and purity levels were acceptable for use in Dipexium’s Phase 3 studies. As a result of the aforementioned activities, Dipexium believes that it has resolved the stability and purity concerns previously articulated by the FDA. Dipexium continued by preparing two additional cGMP batches of Locilex® and monitored stability over the past several years. In addition, it performed a scale up to a 140 kg batch size; filed relevant stability data with the FDA and used a portion of this scaled-up batch in its Phase 3 clinical trial program.

Intellectual Property

Dipexium holds rights to a U.S. patent covering its proprietary formulation of Locilex® and the method of using it for the treatment of skin and wound infections (U.S. Patent Number 8,530,409). This patent was granted in September 2013 and expires in the U.S. in June 2032. The patent incorporates discoveries made by Dow Pharmaceutical Sciences, Inc. (later acquired by Valeant Pharmaceuticals International, Inc.). The application which gave rise to U.S. Patent No. 8,520,409 was assigned to Dipexium in June 2013. In addition, Dipexium has filed a Patent Cooperation Treaty (or PCT) application claiming priority to U.S. Patent No. 8,520,409 that will allow Dipexium to seek corresponding protection outside of the U.S., including in Europe, Japan, China, Australia, and Korea, as well as in other PCT jurisdictions. Dipexium announced in February 2016 that patents were granted by patent offices in Australia and New Zealand and in March 2016 a patent was granted in Japan. In June 2016, July 2016, September 2016 and October 2016, Dipexium was notified that a patent was granted by the patent offices in Hong Kong, Europe, Korea and Israel, respectively. All of these newly issued patents provide patent protection into 2033. Dipexium anticipates completing the national stage patent prosecutions in other international regions throughout 2017.

In addition to this patent, Dipexium holds an exclusive sublicense to the composition of matter patent covering the pexiganan technology (U.S. Patent No. 5,912,231) which would have expired in June 2016 had Dipexium not filed an interim patent extension, not including any patent term extension that Dipexium expects to seek under the Drug Price Competition and Patent Term Restoration Act of 1984 (or the Hatch Waxman Act). Dipexium acquired this sublicense when it acquired the rights to Locilex® in April 2010. Dipexium’s rights to practice the pexiganan technology are originally derived through a license agreement between Scripps Research Institute (or Scripps), the inventor of the pexiganan technology, and Multiple Peptide Systems, Inc. (or MPS). MPS then sublicensed the pexiganan technology to the prior sponsor of the pexiganan program. In October 1996, both of the license and sublicense agreements were amended by Scripps, MPS and the prior sponsor of Locilex® to confirm that the license and sublicense were fully paid, royalty free and of indefinite duration, with no further economic obligations for the practice of the pexiganan technology. Dipexium filed an interim patent extension on the ‘231 patent in June 2016 which was granted by the U.S. Patent and Trademark Office in June 2016.

Although U.S. Patent 5,912,231 supplements Dipexium’s existing intellectual property portfolio, Dipexium is chiefly reliant on its U.S. Patent 8,530,409, which covers the novel formulation and method of use for Locilex® and provides for substantially longer patent coverage than U.S. Patent 5,912,231, and that U.S. Patent 8,530,409’s attributes as a topical formulation, its potentially broader scope of coverage and opportunity for foreign patent protection offer greater benefits to Dipexium than U.S. Patent 5,912,231. As such, Dipexium has not yet engaged in any discussions with Scripps regarding a possible patent term extension for U.S. Patent No. 5,912,231. If and when Dipexium decides to apply for an extension, Dipexium will need to work with Scripps throughout the application process to facilitate its approval.

Competition

The pharmaceutical and biotechnology industry is characterized by intense competition, rapid product development and technological change. Competition is intense among manufacturers of prescription pharmaceuticals and other product areas where Dipexium may develop and market products in the future. Most of Dipexium’s competitors are large, well established pharmaceutical or healthcare companies with considerably greater financial, marketing, sales and technical resources than are available to Dipexium. Additionally, many of Dipexium’s competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with Locilex® in a clinical setting that has yet to be identified. Dipexium’s product could be rendered obsolete or made uneconomical by the development of new products to treat various acute bacterial skin infections even if Locilex® is proven to work in any such indications. Dipexium’s business, financial condition and results of operation could be materially adversely affected by any one or more of such developments. Dipexium cannot assure you that it will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on Dipexium’s business, financial condition and results of operations.

Even if Locilex® receives regulatory approval in a clinical indication other than mild infections of diabetic foot ulcers, of which there can be no assurance, Dipexium’s competitors’ drugs may be more effective, more effectively marketed and sold, or less costly than Locilex®, and may render Dipexium’s product obsolete or non competitive before it can recover the expenses of developing and commercializing Locilex®.

In addition, some of Dipexium’s competitors have greater experience than Dipexium does in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, Dipexium’s competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than Dipexium does. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. Locilex® therefore may not be commercially competitive with existing products or products under development. Competitors in the dermatology market generally include some very large international organizations such as Pfizer, Inc., Eli Lilly and Company, Johnson & Johnson, Merck & Co., and GlaxoSmithKline plc.

History of Locilex®

In August 1992, the prior sponsor of Locilex®, Magainin, submitted an initial investigational new drug application (or IND) for the prior formulation of Locilex® to study broad spectrum anti infective activity for the treatment of superficial and complicated dermatological infections. Another IND was submitted in November 1993 to cover a new indication for the treatment of DFI. In the late 1990s, the prior sponsor tested the prior formulation of Locilex®, with over 1,000 human subjects exposed without safety concerns, to such prior formulation of Locilex®, including 835 evaluable patients in two Phase 3 clinical trials. The Phase 3 trial results showed that such prior formulation of topical Locilex® had an approximate 80% response rate measured as resolution or improvement in infection in patients who under today’s standards would be considered to have Mild or Moderate DFI.

The FDA Advisory Committee reviewing Locilex® at the time unanimously approved the safety of the product, but did not approve its efficacy and recommended an additional Phase 3 placebo controlled trial. In its 1999 non approvable letter, the FDA identified certain cGMP manufacturing deficiencies, namely stability and quality control issues, and questions regarding the comparability of the product used in the Phase 3 program versus that which was produced at commercial scale. Dipexium believes that these hurdles and a lack of financing ultimately caused Magainin (later renamed Genaera Corporation) to deprioritize the product within their product pipeline. MacroChem Corporation (or MacroChem) licensed the technology in late 2007, after several years of attempting to remediate the manufacturing deficiencies. In February 2009, MacroChem was acquired by Access Pharmaceuticals, Inc. (or Access), which focused on oncology and oncology supportive care product candidates. Rights to Locilex® reverted to Genaera Liquidating Trust (established to sell the drug related assets of Genaera Corporation in liquidation) when Access failed to start a Phase 3 trial by the two year anniversary of the effective date of the license agreement, triggering a termination right for Genaera Liquidating Trust in December 2009.

In April 2010, Dipexium acquired the worldwide rights to pexiganan, the API in Locilex®, and the prior formulation of the product and all related assets after participating in a public auction for Dipexium’s product conducted by Genaera Liquidating Trust. During the period between the FDA non approval letter received in July 1999 and the second half of 2006, SmithKline Beecham Corporation (now part of GlaxoSmithKline plc) held the exclusive distribution rights to Locilex® in the U.S.

In March 2011, Dipexium exercised its exclusive option to buy out the downstream, success based milestones and royalty obligations related to Locilex® and currently owns 100% of its product candidate.

In 2015 and the first half of 2016, Dipexium successfully completed two Phase 1 clinical trials, a skin irritation trial and a skin sensitization trial, using Locilex® in healthy volunteers.

In October 2016, Dipexium reported that the OneStep-1 and OneStep-2 Phase 3 clinical trials failed to meet any of the primary or secondary endpoints. The OneStep trials were identical studies conducted simultaneously using Locilex® (versus placebo cream with standardized local wound care in both arms of each study) to treat patients with mild infections of diabetic foot ulcers.

Government Regulation and Product Approval

Governmental authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those Dipexium is developing. Dipexium’s product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the U.S. and by the European Medicines Agency (or EMA) through the Marketing Authorisation Application (or MAA) process before they may be legally marketed in Europe. Dipexium’s product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

New Drug Application Approval Processes

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (or FDCA) and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;
•	withdrawal of an approval;
•	imposition of a clinical hold;
•	warning letters;
•	product seizures;
•	total or partial suspension of production or distribution; or
•	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices (or GLPs) or other applicable regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well controlled human clinical trials according to Good Clinical Practices (or GCPs) to establish the safety and efficacy of the proposed drug for its intended use;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested. Dipexium anticipates that its NDA submission, which may technically be classified as an amended NDA (a so called Class II resubmission), will address the manufacturing concerns previously articulated by the FDA regarding the prior formulation of Locilex®. Should Dipexium’s NDA be accepted for review, the FDA is supposed to respond within six months of submission.

Recent Changes to the Regulatory Landscape for Anti Infective Drugs

The analytic approach of the FDA’s Anti Infective Drugs Division has undergone evolution in recent years, primarily driven by concerns that increasingly less effective antibiotics may have been approved in the last 10 to 15 years. The impact of these changes was a rethinking of how antibiotic efficacy is measured in clinical trials, and a review of the statistical tools used to analyze the data. In March 2009, the FDA published a draft guidance entitled “Guidance for Industry Community Acquired Bacterial Pneumonia: Developing Drugs for Treatment” and in August 2010, it published draft guidance (subsequently published as final guidance in October 2013) entitled “Guidance for Industry Acute Bacterial Skin and Skin Structure Infections: Developing Drugs for Treatment” (or 2010 Guidance). The purpose of this guidance was to address many of the uncertainties regarding what the FDA expected from sponsors and clinical trials for the indications of acute bacterial skin and skin structure infections and community acquired bacterial pneumonia.

The FDA asked sponsors to include additional measurements in their evaluation of efficacy that the FDA believes are more objective and less susceptible to interpretation by investigators. Non inferiority comparisons of drugs are the standards for antibiotics, and non inferiority margins are the margins used in the statistical analysis comparing two treatment arms in a study. These are the statistical margins or rules used to distinguish the degree of potential difference between two antibiotics in a study. In September 2010, one month after issuing the 2010 Guidance, the FDA approved the first antibiotic NDA reviewed pursuant to these new endpoints and non inferiority margins. The clinical protocol that was reviewed by the FDA in support of Dipexium’s SPA with the FDA includes provisions that are consistent with the 2010 Guidance, as well as the FDA’s final guidance published in October 2013.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs, and/or provide for the approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months.

Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new drug that is intended to treat a serious or life threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post marketing clinical trials.

In the Food and Drug Administration Safety and Innovation Act (or FDASIA), which was signed into law in July 2012, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law required the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes. In June 2013, the FDA published a draft Guidance for Industry entitled, “Expedited Programs for Serious Conditions — Drugs and Biologics” which provides guidance on FDA programs that are intended to facilitate and expedite development and review of new drugs as well as threshold criteria generally applicable to concluding that a drug is a candidate for these expedited development and review programs. In addition to the Fast Track, accelerated approval and priority review programs discussed above, the FDA also provided guidance on a new program for Breakthrough Therapy designation. A request for Breakthrough Therapy designation should be submitted concurrently with, or as an amendment to an IND. FDA has already granted this designation to around 30 new drugs and recently approved a couple of Breakthrough Therapy designated drug.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of Dipexium’s drug candidates, some of Dipexium’s U.S. patents may be eligible for limited patent term extension under the Hatch Waxman Act. The Hatch Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Dipexium intends to apply for restorations of patent term for some of its currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five year period of non patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (or ANDA) or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five year and three year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well controlled clinical trials necessary to demonstrate safety and effectiveness.

Post approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post marketing programs.

Any drug products manufactured or distributed by Dipexium pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record keeping requirements;
•	reporting of adverse experiences with the drug;
•	providing the FDA with updated safety and efficacy information;
•	drug sampling and distribution requirements;
•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and
•	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

Dipexium relies, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of its products. Future FDA and state inspections may identify compliance issues at the facilities of its contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect Dipexium’s business and its products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the U.S.

In addition to regulations in the U.S., Dipexium will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of its products. Whether or not Dipexium obtains FDA approval for a product, Dipexium must obtain approval by the comparable regulatory authorities of countries outside of the U.S. before it can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the E.U., before it may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under E.U. regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all E.U. member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of Dipexium’s products will depend, in part, on the extent to which the costs of its products will be covered by third party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Dipexium’s net revenue and results. If these third party payors do not consider Dipexium’s products to be cost effective compared to other therapies, they may not cover its products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Dipexium to sell its products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (or MMA) imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for Dipexium’s products for which it receives marketing approval. However, any negotiated prices for Dipexium’s products covered by a Part D prescription drug plan will likely be lower than the prices it might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Dipexium’s product candidates. If third party payors do not consider Dipexium’s products to be cost effective compared to other available therapies, they may not cover Dipexium’s products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Dipexium to sell its products on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (or collectively, the ACA), enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. Dipexium cannot predict the impact of the ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and Dipexium expects they will continue to review and assess this legislation and alternative health care reform proposals. Any legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.

In addition, in some non U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the E.U. provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Dipexium’s products. Historically, products launched in the E.U. do not follow price structures of the U.S. and generally tend to be significantly lower.

Dipexium’s Management

Dipexium’s management team has extensive experience in leading the development of innovative therapeutics and significant expertise in operational, financial and corporate development functions. Dipexium’s co founder, President and Chief Executive Officer, David P. Luci, Esq., has managed multiple drug development companies including Bioenvision, Inc. (sold to Genzyme Corporation for $345 million in 2007), MacroChem (sold to Access in 2009), Access Pharmaceuticals (now named Abeona Therapeutics) and Dipexium. Dipexium’s co founder and Executive Chairman, Robert J. DeLuccia, has extensive product development, sales and marketing experience as well as senior level experience in management and operation of pharmaceutical and biotechnology companies of various sizes, including Pfizer, Inc. and Sanofi. Collectively, Messrs. Luci and DeLuccia have over 60 years of combined experience in the pharmaceutical and biotechnology sectors.

Employees

As of December 31, 2016, Dipexium had a total of three employees, all of which are full time employees. Dipexium believes its relationships with its employees and consultants are satisfactory. Dipexium has never experienced employment related work stoppages and considers that it maintain good relations with its personnel. In the fourth quarter of 2016 after the failure of the OneStep-1 and OneStep-2 Phase 3 clinical trials, Dipexium terminated two employees and discontinued nearly all open work orders with its medical and scientific consultants, manufacturers, laboratories, and contract research organizations that specialize in various aspects of drug development including clinical development, preclinical development, manufacturing and regulatory affairs.

Properties

Effective May 2014, Dipexium entered into a sublease agreement for office space with monthly payments of $13,098 with inflationary escalations in 2015 and the first three months of 2016. The term of the sublease ends on March 30, 2016. Total minimum sublease payments for the remaining term of the sublease from December 31, 2015 to March 30, 2016 are $39,294.

In January 2016, Dipexium entered into a lease for office space commencing in March 2016 with current monthly payments of $18,857, subject to inflationary escalations and adjustments thereafter. The term of the lease is for five years and five months. Dipexium believes this space is adequate as its principal executive office location.

Legal Proceedings

Dipexium and its two original executives were three of some 30 defendants in a lawsuit filed by a former stockholder of Genaera Corporation, which was the predecessor of the Genaera Liquidating Trust, the party from which Dipexium purchased the worldwide rights to pexiganan, the active pharmaceutical ingredient of the Locilex®, on April 8, 2010. The complaint was filed on June 8, 2012 in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 12-3265) by Alan W. Schmidt, individually and on behalf of former Genaera Corporation shareholders. Among others, the suit was filed against Dipexium, as well as John A. Skolas and Argyce, LLC, who were responsible for the administration of the Trust and who sold pexiganan to Dipexium via a public auction. The defendants listed in the complaint included several individuals and companies formerly associated with Genaera Corporation, the Trust and/or Argyce, LLC. Also included in the defendant group were several other pharmaceutical companies that were involved in acquiring the former drug-related assets of Genaera Corporation. The complaint alleged, among other things, that Dipexium and its two executives aided and abetted a breach of fiduciary duty alleged to have been committed by the former directors and officers of Genaera Corporation before it was approved for dissolution by its shareholders and also Argyce, LLC, the trustee of the Liquidating Trust. Plaintiff claims that Dipexium, and its executives, aided and abetted a breach of the duties of the board of directors and the trustee under common law and under a certain trust agreement allegedly signed between Argyce, LLC, as the trustee, and the Liquidating Trust. With regard to the claims made against Dipexium and its two executives, the plaintiff alleged, in pertinent part, that Dipexium’s acquisition of the pexiganan rights was for alleged inadequate consideration, and that Dipexium and its management aided and abetted a breach of fiduciary duty by the Genaera Corporation defendants who were formerly associated with Genaera Corporation and/or the Trust.

Dipexium and its two executives filed a motion to dismiss the complaint within the prescribed time period. All of the other defendants in this litigation also filed motions to dismiss, and a court order by the Federal District Court granted each and every motion to dismiss, with prejudice, without leave to refile, on August 12, 2013 based on the argument that plaintiff’s claims were time barred. A subsequent motion to reconsider such dismissal was denied by the Federal District Court. Plaintiff appealed the dismissal to the United States Third Circuit Court of Appeals seeking reversal of the dismissal and the Third Circuit Court granted plaintiff’s appeal. On October 17, 2014, the Third Circuit Appellate Court, in a 2-1 decision with a strong dissenting opinion, reversed the trial court’s dismissal of Plaintiff’s claims based on the expiration of the applicable statutes of limitation. In a 2-1 decision, the Third Circuit held that more information was necessary to determine when plaintiff should have been on notice of his claims to determine the applicability of the discovery rule, which could serve to extend the time frame in which plaintiff could bring his claims. Due to the strong dissent, all Defendants filed the necessary documents requesting a petition for rehearing en banc, by the majority of the Third Circuit justices who are in active service. The Third Circuit denied the request for en banc hearing and remanded this case to District Court.

Upon remand to the Federal District Court, all Defendants moved to dismiss the complaint for reasons other than being time barred. Dipexium and its two executives moved for dismissal based on plaintiff’s inability to make a case for aiding and abetting a breach of fiduciary duty because there was no underlying breach and such an aiding and abetting claim requires an element of knowing participation in the fiduciary breach which cannot be established by plaintiff.

The District Court held a hearing on this in September 2015 and the District Court delivered an Order on November 10, 2015 pursuant to which the District Court granted the Motion to Dismiss filed by each and every defendant including Dipexium and its two executives. In December 2015, plaintiff appealed the Federal District Court’s decision to the Third Circuit Appellate Court and Dipexium anticipates a decision on whether to grant plaintiff’s appeal by the Third Circuit Appellate Court in the first quarter of 2017. Dipexium will continue to vigorously defend against plaintiff’s claims on the factual record, which it believes will prove that neither Dipexium nor its executives is liable to the plaintiff in any regard.

Available Information

Dipexium’s Annual Reports on Form 10 K, Quarterly Reports on Form 10 Q, Current Reports on Form 8 K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are filed with the SEC. Such reports and other information that Dipexium files with the SEC are available free of charge on its website at http://dipexiumpharmaceuticals.com and such filings also are available on the SEC website. The public may read and copy any materials that Dipexium files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1 800 SEC 0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the foregoing references to the URLs for these websites are intended to be inactive textual references only.

PLx BUSINESS

Overview

PLx is a late-stage specialty pharmaceutical company initially focused on developing its clinically validated and patent-protected PLxGuard delivery system to provide safer and more effective aspirin products. PLx’s PLxGuard delivery system works by releasing active pharmaceutical ingredients into the duodenum, the first part of the small intestine immediately below the stomach, rather than in the stomach itself. PLx believes this improves the absorption of many drugs currently on the market or in development, and reduces acute gastrointestinal (GI) side effects — including erosions, ulcers and bleeding — associated with aspirin and ibuprofen, and potentially other drugs.

PLx’s U.S. Food and Drug Administration (FDA) approved lead product, Aspertec 325 mg, is a novel formulation of aspirin that uses the PLxGuard delivery system to reduce acute GI side effects while providing antiplatelet effectiveness for cardiovascular disease prevention as compared with the current standard of care, enteric coated aspirin. Aspertec 325 mg (formerly PL2200 Aspirin 325 mg) was originally approved under the drug name aspirin and the proprietary name ‘Aspertec’ was granted subsequent to the NDA approval. A companion 81 mg dose of the same novel formulation — Aspertec 81 mg — is in late-stage development and will be the subject of a supplemental New Drug Application (sNDA) leveraging the already approved status of Aspertec 325 mg.

PLx’s commercialization strategy will target both the over-the-counter (or OTC) and prescription markets, taking advantage of the existing OTC distribution channels for aspirin while leveraging the FDA approval of Aspertec 325 mg and expected approval for Aspertec 81 mg for OTC and prescription use when recommended by physicians for cardiovascular disease treatment and prevention. Given its clinical demonstration of better antiplatelet efficacy (as compared with enteric coated aspirin) and better acute GI safety, PLx intends to use a physician-directed sales force to inform physicians — and, by extension, consumers — about its product’s clinical results in an effort to command both greater market share and a higher price for its superior aspirin product. PLx’s product pipeline also includes other oral nonsteroidal anti-inflammatory drugs (NSAIDs) using the PLxGuard delivery system that may be developed, including a clinical-stage, GI-safer ibuprofen — PL1200 Ibuprofen 200 mg — for pain and inflammation.

PLxGuard Delivery System

PLx’s PLxGuard delivery system uses surface acting lipids, such as phospholipids and free fatty acids, to modify the physiochemical properties of various drugs to selectively release these drugs to targeted portions of the GI tract. Unlike tablet or capsule polymer coating technologies (e.g., enteric coating), which rely solely on drug release based on pH differences in the GI tract, the PLxGuard system uses the differential in pH and bile acid contents between the stomach and duodenum to target Aspertec’s release. This approach is intended to more reliably release active pharmaceutical ingredients in the duodenum and decrease their exposure to the stomach, which is more susceptible to NSAID-induced bleeding and ulceration. The PLxGuard system is a platform technology that PLx believes may be useful in improving the absorption of many acid labile, corrosive, and insoluble or impermeable drugs.

PLx believes that its PLxGuard delivery system has the potential to improve many already-approved drugs and drugs in development because it may:

•	enhance the efficacy of the drug using PLx’s technology;
•	improve the GI safety of the drug;
•	provide new or extended patent protection for an already-approved or development-stage drug: and
•	utilize the 505(b)(2) New Drug Application (NDA) regulatory path, which may provide a faster and lower-cost FDA approval route when used with already-approved drugs.

The PLxGuard delivery system has clinically proven these benefits with its novel formulations using aspirin and ibuprofen and has preclinical evidence supporting the potential for a GI-safer oral diclofenac and intravenous indomethacin products. Other existing or new drugs in development that may benefit from the PLxGuard delivery system will be evaluated either by PLx or through collaboration agreements with other companies.

Key Milestones

•	Obtained a license from The University of Texas System for NSAID and phospholipid technology.
•	Issued over 56 patents covering the use of the PLxGuard Delivery System with multiple classes of drugs.
•	Completed first manufacturing run and established commercial shelf life for novel Aspertec 325 mg.
•	Completed successful clinical trial establishing improved GI-safety of 200 mg ibuprofen product, PL1200 Ibuprofen.
•	Completed successful clinical trials establishing improved acute GI-safety and antiplatelet efficacy reliability of Aspertec.
•	Obtained FDA approval for the first-ever liquid-fill aspirin capsule, Aspertec 325 mg.
•	Engaged, as Executive Chairman of PLx’s Board of Directors, Mike Valentino, former CEO of Adams Respiratory Therapeutics, Inc. and Natasha Giordano, as PLx’s President and Chief Executive Officer.
•	Obtained FDA approval for the proprietary name Aspertec for Aspertec 325 mg.

Product Pipeline

PLx’s lead product, Aspertec 325 mg, is approved by the FDA for OTC distribution and is the first-ever FDA-approved liquid-fill aspirin capsule. All the clinical trials necessary for product launch have been completed. In clinical trials in diabetic patients at risk for cardiovascular disease, Aspertec 325 mg demonstrated better antiplatelet efficacy compared with enteric coated aspirin, which is the current standard of care for cardiovascular disease prevention and treatment. Aspertec 325 mg delivers faster antiplatelet efficacy than enteric coated aspirin with a median time to 99% inhibition of serum Thromboxane B2 of two hours compared with 48 hours for enteric coated aspirin. Serum Thromboxane B2 is a clinically accepted marker for antiplatelet efficacy (sometimes referred to as “aspirin response”).

Aspertec 325 mg provides more reliable, predictable and sustained antiplatelet benefits than enteric coated aspirin with a 3 – 5 times greater chance of a complete aspirin antiplatelet effect than enteric coated aspirin. Aspertec 325 mg has demonstrated a statistically significant 65% reduction in the risk of acute ulcers compared with immediate release aspirin in healthy subjects with an age-associated risk for cardiovascular disease. This acute GI safety benefit may also be important for acute coronary syndrome (ACS) patients. Moreover, PLx believes ACS patients who are also diabetics and suffer from gastroparesis, or a lack of digestive stomach motility, could also benefit from Aspertec due to its more predictable absorption when compared to enteric coated aspirin. The acute GI safety benefit may also be used to differentiate Aspertec 325 mg from products intended for use in conditions associated with pain and inflammation, including other aspirin and NSAID products.

Aspertec 81 mg is PLx’s lower-dose companion product for Aspertec 325 mg (the two dose forms are often referred to in this prospectus collectively as “Aspertec”). This product utilizes exactly the same formulation as the 325 mg product (except delivered in a capsule one quarter the size) and will be the subject of an sNDA, which PLx expects to file with the FDA within twelve months of the closing of the merger. PLx will rely on the clinical results for Aspertec 325 mg for the Aspertec 81 mg sNDA and does not anticipate any additional clinical trials will be required, effectively positioning this product as an end of Phase 3 status.

PLx believes its technology may be used with other selected NSAIDs, such as ibuprofen. For the U.S. OTC market, PLx has used the PLxGuard delivery system to create a lipid-based formulation of ibuprofen, PL1200 Ibuprofen 200 mg. It has an IND active with the FDA and has demonstrated bioequivalence with OTC 200 mg dose ibuprofen to support a 505(b)(2) NDA in fasted-state clinical trials at three different doses, 200 mg, 400 mg and 800 mg. Using the PL1200 formulation at prescription doses, PLx demonstrated better GI safety in osteoarthritic patients with equivalent analgesic and anti-inflammatory efficacy, when compared with prescription ibuprofen in a six-week endoscopy pilot clinical trial.

The following table summarizes information regarding PLx’s product candidates and development program:

Product Candidate	Preclinical	Clinical Development	Approved	Status
Aspertec, 325 mg OTC Pain and Fever Physician-directed (Cardiovascular Disease Prevention & Rheumatologic)				FDA Approved
Aspertec, 81 mg OTC Pain and Fever Physician-directed (Cardiovascular Disease Prevention & Rheumatologic)				sNDA anticipated filing in 2017
PL1200 Ibuprofen, 200 mg OTC Pain, Inflammation and Fever				GI safer clinical proof of concept demonstrated
PL1100 Ibuprofen, 400 mg Rx (Pain, Inflammation, Osteoarthritis and Rheumatoid Arthritis)				GI safer clinical proof of concept demonstrated
PL5100 Diclofenac, 50 mg OTC (ex US – Worldwide)				GI safer preclinical proof of concept demonstrated
PL4100 Indomethacin Rx (Intravenous for Patent Ductus Arteriosus)				GI safer preclinical proof of concept demonstrated

OTC: Over-The-Counter
Rx: Prescription
sNDA: supplemental New Drug Application

PLx has several active INDs related to its aspirin and ibuprofen development programs, as shown below:

Product	IND(s)	Status	Filed On	Clinical Trials Conducted Under IND
Aspertec, 325 mg (OTC)	074290	Active	12/20/2007	PL-ASA-001
Aspertec, 325 mg (Rx)	077280	Active	12/20/2007	PL-ASA-002
				PL-ASA-003
				PL-ASA-004
				PL-ASA-005
				PL-ASA-006
PL1200 Ibuprofen, 200 mg (OTC)	102678	Active	10/06/2009	PL-IB-001
PL1100 Ibuprofen, 400 mg (Rx)	062824	Active	12/22/2003	PL-IB-002
				PL-IB-003
				PL-IB-004

(OTC: Over-The-Counter, Rx: Prescription)

Additionally, PLx has one withdrawn IND related to the naproxen development program, as shown below:

Product	IND(s)	Status	Filed On	Clinical Trials Conducted Under IND
PL3100 Naproxen, 250 mg (Rx)	103964	Withdrawn	08/29/2009	PL-NAP-001
Development terminated				PL-NAP-002

(Rx: Prescription)

The Market

Cardiovascular/Aspirin Market

Aspirin, also known as acetylsalicylic acid (ASA), is a foundational medicine for the treatment and prevention of cardiovascular disease (CVD) — a collective term for chest pain, coronary artery disease, heart attack, heart failure, high blood pressure and stroke — which is the leading cause of death in the United States. Aspirin is widely used to treat patients exhibiting signs and symptoms of heart attack or stroke (collectively referred to as ACS), and is commonly prescribed or recommended by physicians, in addition to other drugs such as cholesterol or blood pressure medications, as the standard of care for treating ACS and preventing recurrent ACS for the duration of a patient’s life.

The 325 mg dose is generally prescribed:

•	in an acute setting for the treatment of ACS;
•	following an interventional procedure (such as placement of a stent); and
•	for preventing heart attack or stroke during the high-risk period following an event or intervention.

Eventually, most patients move to the 81 mg dose for secondary prevention applications and for high-risk primary prevention, as they are typically directed to take aspirin every day for the rest of their life. The 81 mg aspirin dose is the most prevalent, representing approximately 70% to 80% of aspirin sales in the United States, followed by the 325 mg dose and then several other dose forms including powdered and effervescent aspirin products. In the United States, the primary use for aspirin is for the prevention and treatment of cardiovascular disease as evidenced by the predominance of the 81 mg dose.

Aspirin is also used for pain relief and fever reduction. The most widely used dose for pain is 325 mg. A GI-safer Aspertec 325 mg may be able to capture market share from other aspirin and NSAID products in the large pain and inflammation market.

The leading aspirin brand reported global annual sales in 2015 exceeding $1 billion. Branded OTC U.S. aspirin products include Bayer®, Ecotrin® and St. Joseph®, and there are numerous private label or store brands. Because of the known GI toxicity issues associated with immediate release (or “regular”) aspirin, enteric coated aspirin has evolved to become the leading aspirin dose form, representing over 90% of U.S. aspirin sales in 2013. This success is largely based on early clinical studies suggesting that enteric coated aspirin showed a reduction in superficial gastric lesions as compared with regular aspirin. However, when measured using contemporary clinical procedures, enteric coated aspirin has not continued to demonstrate such reductions. These deficiencies create a significant opportunity for the demonstrated efficacy of Aspertec.

Pain & Inflammation/Ibuprofen

The U.S. OTC analgesic market was over $4 billion in annual sales in 2015 (Consumer Healthcare Products Association). The leading OTC NSAID brands in the U.S. represent greater than $1 billion annual sales in 2014 (Statista Inc.). Ibuprofen in the United States alone represents $1.6 billion. This class of OTC drugs is one of the most widely used drugs worldwide. Increasing concerns over liver toxicity associated with acetaminophen products coupled with known ibuprofen analgesic superiority over acetaminophen, indicate there is a substantial global opportunity for a GI safer ibuprofen product. While PLx does not believe its technology will work with the entire NSAIDs class, it is possible that such technology may be successfully applied to other NSAIDs beyond aspirin and ibuprofen. For example, PLx has preclinical data suggesting that diclofenac — a leading NSAID for pain and inflammation outside the United States — is a viable product candidate.

PLx’s Key Competitive Strengths

•	PLx’s lead product, Aspertec 325 mg, has been approved by the FDA under a traditional NDA process. PLx intends to leverage clinical studies and market research to launch Aspertec 325 mg on a commercial scale using a combined prescription and OTC strategy that takes advantage of the existing OTC distribution channels for aspirin while leveraging the FDA approval of Aspertec 325 mg for prescription and recommendation by physicians for cardiovascular disease treatment and prevention. PLx will be seeking approval of the companion Aspertec 81 mg dose via an sNDA that should benefit from the prior approval of Aspertec 325 mg.
•	PLx’s management team has extensive experience in development and commercialization of OTC products. Mr. Valentino, PLx’s Executive Chairman of the Board, brings over 30 years of experience in the healthcare industry. Mr. Valentino successfully built Adams Respiratory Therapeutics into a fully integrated specialty pharmaceutical company with more than $490 million in annual revenue and leading OTC brands such as Mucinex® and Delsym®. In December 2007, Adams Respiratory Therapeutics sold to Reckitt Benckiser for approximately $2.3 billion. Ms. Giordano, PLx’s President and Chief Executive Officer, has over 20 years in the life science industry and has successfully developed commercialization plans for several new product launches across various therapeutic areas, specifically building physician directed sales teams, including with one of the most successful products in the cardiology sector, Lipitor.
•	Aspertec 325 mg has demonstrated clinically superior antiplatelet efficacy in diabetic patients when compared to enteric coated aspirin, the current standard of care for cardiovascular disease prevention. Aspertec 325 mg delivers faster and more reliable, predictable and sustained antiplatelet benefits than enteric coated aspirin as clinically demonstrated in diabetic patients at risk for cardiovascular disease with a median time to 99% inhibition of serum Thromboxane B2 of two hours compared with 48 hours and with a 3 – 5 times greater chance of a complete aspirin antiplatelet effect than enteric coated aspirin.(Serum Thromboxane B2 is an accepted clinical marker of antiplatelet efficacy.)
•	Aspertec 325 mg has demonstrated clinically superior GI safety when compared to regular aspirin. Aspertec 325 mg has demonstrated a statistically significant 65% reduction in the risk of acute ulcers compared with regular aspirin in healthy subjects with an age associated risk for cardiovascular disease. Based on physician market research, PLx believes that its clinical data supporting superior acute GI safety as compared to aspirin is important for physicians who are having difficulty keeping high-risk patients on sustained aspirin use due to lack of tolerability.
•	The PLxGuard delivery system is a platform technology that may improve the GI safety and efficacy when applied to already approved drugs. The PLxGuard delivery system is a platform technology that PLx believes could improve the GI safety of selected NSAIDs that meet specific criteria. PLx intends to explore new development opportunities and utilize the 505(b)(2) NDA regulatory pathway to decrease the time and costs associated with obtaining FDA approval for new products.
•	The PLxGuard delivery system may lower development risk and costs by leveraging the 505(b)(2) NDA pathway. A 505(b)(2) NDA is permitted to reference safety and effectiveness data submitted by the original manufacturer of the underlying approved drug as part of its NDA, to be based on the FDA’s prior conclusions regarding the safety and effectiveness of that previously approved drug, or to rely in part on data in the public domain. Reliance on data collected by others may expedite the development program for PLx’s product candidates by potentially decreasing the amount of clinical data that it would need to generate to submit an NDA. As the FDA has previously approved Aspertec 325 mg with a 505(b)(2) NDA, PLx believes that there is a strong likelihood that its future products would similarly qualify. The factors related to this qualification are expected to reduce the time and costs associated with clinical trials when compared to a traditional NDA for a new chemical entity. PLx also believes the strategy of targeting drugs with proven safety and efficacy provides a better prospect of clinical success of its proprietary development portfolio as compared to de novo drug development. PLx estimates that the average time to market and cost of clinical trials for its products could be less than that required to develop a new drug.
•	PLx’s issued patents and patent applications in the United States and worldwide may protect it from generic competition and enable a higher price point than current aspirin products. PLx believes its patent portfolio provides strong protection of its delivery platform, drug formulations and manufacturing processes with 56 issued patents and additional pending applications with expirations ranging from December 19, 2021 through September 29, 2032.

PLx’s Strategy

PLx’s goal is to become a leading specialty pharmaceutical company, commercializing both the Aspertec 325 mg and Aspertec 81 mg dose forms and developing additional branded products using its PLxGuard technology. The key elements of its strategy are to:

Successfully commercialize Aspertec.  Prior to launch, PLx will need to finalize labeling with the FDA, scale up its commercial production capabilities, and conduct three validation manufacturing runs required to satisfy FDA pre-launch requirements. PLx intends to hire, train and deploy a 45- to 125-person sales force to support a national launch to appropriate healthcare providers. This will provide a technical focus on Aspertec 325 mg and 81 mg products based upon its compelling clinical results to enhance the value of these products.

Obtain FDA approval for Aspertec 81 mg and prepare it for commercial launch.  This will include, in addition to the efforts described above, submission of an sNDA seeking approval to launch Aspertec 81 mg simultaneously with the already-approved 325 mg dose form. Once Aspertec 81 mg product becomes available as the result of planned manufacturing activities, PLx expects to conduct a clinical crossover trial of Aspertec 81 mg comparing pharmacokinetic and pharmacodynamics endpoints with 81 mg enteric coated aspirin. The trial would be intended for commercial purposes and is not otherwise required in connection with any near-term regulatory filings or approvals.

Initiate a market launch strategy targeting physicians who desire reliable and predictable antiplatelet efficacy for their highest risk cardiovascular patients.  PLx’s market launch strategy will focus on physician detailing by targeting physicians who are seeking reliable and predictable antiplatelet efficacy for their highest risk cardiovascular patients. This strategy is designed to drive product sales professionally with a technical sales approach. PLx anticipates taking advantage of aspirin’s unique OTC and prescription approval by using a sales force to call on physicians to inform them of the clinically validated attributes of Aspertec. This physician sales effort will be designed to create interest in Aspertec among healthcare professionals and to influence their recommendations and prescriptions of Aspertec over other aspirin products.

Move beyond aspirin to leverage the PLxGuard delivery system in new products.  While PLx is currently focused on Aspertec, there is a pipeline of additional opportunities that can be exploited. PLx is developing novel formulations that combine already-approved selected NSAIDs that meet its specific criteria with its proprietary PLxGuard technology to make safer and more effective new products. In addition to Aspertec, PLx has clinical data for a GI-safer OTC ibuprofen product, PL1200 Ibuprofen 200 mg, and preclinical data for a GI-safer diclofenac and a GI-safer intravenous indomethacin. PLx believes that the PLxGuard technology may also prove a novel drug delivery platform for corrosive, acid labile and insoluble and impermeable drugs providing delivery along the GI tract. PLx believes that by focusing initially on commercializing Aspertec, it can demonstrate the viability of the PLxGuard delivery system as a versatile platform technology.

Hire additional senior management and key personnel to support the formulation and execution of successful product launches.  Though PLx will continue to evaluate other market launch options, including co-promotion in the United States with one or more existing firms, it currently expects to launch Aspertec in the United States using its own sales and marketing team. This will require additional hiring of both management and sales personnel.

Seek strategic partners to commercialize Aspertec and other products in global markets.  PLx has licensed the rights to commercialize Aspertec in the People’s Republic of China (including Macao and Hong Kong). It will continue to seek partners in other global markets.

Use of Aspirin in Management of Cardiovascular Disease

Aspirin is critical to the management of cardiovascular disease. However, current aspirin products have an elevated risk of GI side effects, such as ulceration and dyspepsia that can lead to discontinuation. Discontinuation of aspirin leads to more than a three-fold increase in risk of recurrent major cardiac events. Enteric coated aspirin is the most commonly used aspirin formulation in the U.S, with greater than 90% market share in 2014. This formulation does not decrease the risk of GI side effects and may have less heart health benefits than immediate release aspirin. PLx believes the variable and incomplete absorption of aspirin from the enteric coated dose form is responsible for “aspirin resistance” — incomplete antiplatelet activity that has been linked to an elevated risk of cardiovascular disease.

Aspirin remains a critical antiplatelet agent for the treatment and prevention of cardio and cerebrovascular disease. Over 50 million additional Americans who should be using aspirin daily for cardio prevention are not. The primary reason being they cannot tolerate aspirin’s GI toxicity. GI toxicity is a well-known side effect that is manifested as gastroduodenal ulceration, bleeding and dyspepsia. Among these side effects, ulceration and dyspepsia are most frequently reported with incidences of 5 – 15% and 20 – 40%, respectively.

After ischemic stroke or ACS, which is defined as stable or unstable angina or myocardial infarction, aspirin doses of 325 mg/day or less are used on a daily basis for the duration of a patient’s life. Compliance to such a regimen is critically important because discontinuation of aspirin leads to more than a three-fold increase in risk of a major cardiac event such myocardial infarction, stroke, or cardiovascular death.

Aspirin-induced GI mucosal injury, ulceration, and bleeding have been attributed to contact injury to the hydrophobic surface of the gastroduodenal tract, leading to an aberrant back-diffusion of acid into the mucosa that can trigger ulcerogenesis. EC formulations of aspirin and co-therapy with antisecretory drugs have been developed to mitigate such injury. However, such approaches may attenuate antiplatelet activity.

Due to increasing concern over aspirin GI bleeding, ulceration, and dyspepsia enteric coated aspirin has become the leading aspirin dose form in the United States with greater than 90% of aspirin sales. Despite its widespread adoption there have not been successful multiple large outcome studies supporting its use for secondary prevention. There is a growing body of evidence that suggests the absorption of aspirin from enteric coated aspirin products is highly variable and markedly reduced, resulting in reduced antiplatelet activity. This is in addition to the FDA’s opinion that the enteric coated aspirin results in “erratic absorption.” Moreover, there is no evidence of a decreased risk of clinically relevant ulceration or dyspepsia for enteric coated aspirin.

The basis for the use of aspirin for prevention of a cardiac event is largely derived from a meta-analysis consisting almost entirely of immediate-release formulations. The EMA acknowledges that sufficient efficacy and safety data for a modified release formation (e.g. enteric coated aspirin) are absent, going so far as to state “…all valid clinical studies proving the efficacy and safety of ASA for the secondary prevention of cardiovascular events have been performed using immediate release formulations of ASA”. This is further supported by a recently published study in Japan that demonstrated once-daily, low-dose enteric coated aspirin did not significantly reduce the risk of the composite outcome of cardiovascular death, nonfatal stroke, and nonfatal myocardial infarction among Japanese patients 60 years or older with atherosclerotic risk factors.

Over time, with increasing recognition of the elevated risk of life-threatening gastrointestinal bleeding and the elevated risk of secondary cardiovascular events upon aspirin discontinuation, enteric coated aspirin has become the prominent dose form because of the conceptually attractive mechanism of the selective release of ASA in the intestine while sparing the surface of the stomach from superficial injury. Although EC products have been shown to decrease the risk of superficial lesions, enteric coated aspirin has not been shown to decrease the risk of clinically relevant mucosal damage such as ulceration and bleeding. While commonly assumed to decrease the risk of dyspepsia, the rate of aspirin-induced incident dyspepsia appears no different among enteric coated aspirin and immediate release aspirin users.

In addition to the lack of evidence of improved GI safety or dyspepsia profile of enteric coated aspirin, at least one study has shown that enteric coated aspirin is the primary cause of reduced antiplatelet activity or “aspirin resistance” (Grosser et al., “Drug Resistance and Pseudoresistance: An Unintended Consequence of Enteric Coating Aspirin”, Circulation, 2013;127:377 – 385). PLx has extended these findings and shown that aspirin resistance is mediated by decreased absorption of aspirin in diabetics. Except for non-compliance, it believes the lower bioavailability mediated by enteric coated aspirin is the major mechanism of aspirin resistance.

This provides a significant market opportunity for an OTC aspirin product that has predictable antiplatelet activity and lower risk of acute GI injury. To address the need for an aspirin product with improved safety and predictable absorption, Aspertec 325 mg has been developed and approved by the FDA in the United States. Aspertec is an aspirin product that selectively releases aspirin in the duodenum through its lipid-based formulation, a process that requires high pH and bile to emulsify the lipid matrix and release ASA. Unlike enteric coated aspirin whose release is only pH dependent, Aspertec has pH as well as bile sensitivity which (i) reduces the risk to the stomach of acute ulcers compared with current immediate release aspirin products, (ii) increases the rate and extent of absorption and antiplatelet activity compared to enteric coated aspirin, and (iii) reduces hyper-variable absorption when concomitantly administered with food.

Of the over 250 cardiovascular outcome studies done with aspirin, the seminal studies, which show a remarkable 21% to 51% decrease in mortality, have been done with immediate release aspirin products, with only one such study purportedly testing enteric coated aspirin. In that lone EC study, however, patients were instructed to chew the initial dose, which essentially voids the purpose of the enteric coating, making the dose, in effect, an immediate release aspirin. The European Medicines Agency (EMA) — the EU’s equivalent of the FDA — concluded, as a result, that all valid clinical studies proving the efficacy and safety of aspirin for secondary prevention of cardiovascular events have been performed using immediate release formulations of aspirin.

Enteric coated aspirin was heavily marketed to cardiologists and consumers in 1980s and 1990s as “safer.” The marketing was based on endoscopic findings that showed lower risk of gastric mucosal injury. In spite of the evidence to the contrary, most physicians that PLx has interacted with still equate signs and symptoms of dyspepsia to the presence of peptic ulcer disease. As such, physicians have erroneously presumed that enteric coated aspirin has a lower risk of dyspepsia. There have been no randomized prospective studies comparing enteric coated aspirin and immediate release aspirin induced gastrointestinal symptoms. Studies using enteric coated aspirin showed no difference in the rate of incidence of dyspepsia with enteric coated aspirin, and concluded that the choice to substitute enteric coated aspirin for regular aspirin for the prevention of dyspepsia was based on expert opinion, not on evidence available in medical literature.

Although there is some evidence that minor erosive damage is decreased with enteric coated aspirin, these products do not decrease the risk of clinically relevant ulceration or the risk of upper GI bleeding. In the early studies of enteric coated aspirin, ulcers were defined as superficial mucosal breaks without depth. In contrast, the contemporary definition of an ulcer as a mucosal break that penetrates the muscularis, is associated with life-threatening GI bleeding. Based on this definition, enteric coated aspirin has been associated with clinically relevant gastroduodenal ulceration.

Enteric coating markedly increases the inter-individual and intra-individual variability of the rate and extent of aspirin bioavailability due to “erratic absorption” of enteric coated aspirin. This variability is further exacerbated by concomitant administration of enteric coated aspirin with food, which is commonly employed to decrease the risk of dyspepsia.

Comparison of inter- and intra-individual variability of
immediate release aspirin (Alka Seltzer) with enteric coated aspirin (Ecotrin)

Aspirin Solution
Ecotrin® Tablets (EC Aspirin)
Plasma Salicylate, mg/L, First Test
Plasma Salicylate, mg/L, Second Test
100
80
60
40
20

Dosing: 1g single dose given 1 week apart to 10 fasted volunteers. Scatter plot depicts plasma salicylate levels.

● = 1hr, ○ = 2hr, ■ = 4hr, □ = 6hr, and ▲ = 8hr

Source: Leonards, J.R. and G. Levy, Absorption and Metabolism of Aspirin Administered in Enteric-Coated Tablets. JAMA, 1965. 193: p. 99 – 104.

Food further increases the variability of the rate
and extent of bioavailability of enteric coated aspirin

Mean Concentration vs. Time
(Regular Aspirin vs. EC Aspirin)

FASTING
NONFASTING
mmol/l
0.3
0.2
0.1
0
0 1 2 3 4 5 6 7 8 9 10
Hours
Regular Aspirin
mmol/l
0.3
0.2
0.1
0
0 1 2 3 4 5 6 7 8 9 10
Hours
EC Aspirin

This demonstrates food decreases bioavailability

Source:Bogentoft, C., et al., Influence of food on the absorption of acetylsalicylic acid from enteric-coated dosage forms. European Journal of Clinical Pharmacology, 1978. 14(5): p. 351–355.

It is a generally accepted practice to take enteric coated aspirin with food in order to improve tolerability and increase compliance. However, this reduces the rate and extent of absorption, as illustrated below.

Individual Concentration vs. Time
(Regular Aspirin vs. EC Aspirin)

Source: Bogentoft, C., et al., Influence of food on the absorption of acetylsalicylic acid from enteric-coated dosage forms. European Journal of Clinical Pharmacology, 1978. 14(5): p. 351 – 355.

Randomized clinical studies suggest that enteric coated aspirin may exhibit an attenuated antiplatelet activity. Such reduced antiplatelet efficacy may be due to lower bioavailability of aspirin from these delayed-release preparations. Enteric coated aspirin at a cardiovascular (CV) dose (81 – 325 mg) or an analgesic dose (325 – 1000 mg) has an acetylsalicylic acid T max that is approximately three hours later, a C max that is four times lower, and an area under the curve (AUC) that is two times lower than those for immediate-release aspirin formulations. Taking enteric coated aspirin with food may delay the rate of absorption and reduce the amount of aspirin absorption even greater. In the Bogentoft study, which is represented above, three of the eight subjects (37.5%) did not register any meaningful aspirin absorption after taking enteric coated aspirin with food and thus were not receiving any antiplatelet benefit for cardiovascular disease prevention.

Aspertec

Aspertec 325 mg has been developed and approved by the FDA in the United States. Aspertec is an aspirin product that selectively releases aspirin in the duodenum through its lipid-based formulation, a process that requires high pH and bile to emulsify the lipid matrix and release ASA. Unlike enteric coated aspirin whose release is only pH dependent, Aspertec has pH as well as bile sensitivity which (i) reduces the risk to the stomach of acute ulcers compared with current immediate release aspirin products, (ii) increases the rate and extent of absorption and antiplatelet activity compared to enteric coated aspirin, and (iii) reduces hyper-variable absorption when concomitantly administered with food.

Aspirin (≤ 325 mg) is one of the most frequently used drugs in the world for CVD prevention. However, as many as 45% of patients with multiple CVD factors are not treated with antiplatelet agents including aspirin because the risk of GI bleeding may outweigh the vascular benefit.

The primary risk factors for GI bleeding induced by aspirin include the following:

•	A history of peptic ulcers, especially complicated ulcers, was associated with a three-fold increase in the risk.
•	Advanced age and gender. The relative increase of the risk starts at age 60 years and rises in a nonlinear fashion with age. In patients aged 60 and over, the risk is slightly higher in males than in females.
•	Presence of severe CVD.
•	Use of high doses of aspirin or concomitant use of other NSAID, including cyclo-oxygenase-2 selective inhibitors
•	Concomitant use of clopidogrel. Combination therapy with clopidogrel and aspirin is associated with a two-fold increased risk of upper GI complications compared to aspirin alone.

Daily aspirin administration frequently induces gastric mucosal damage, with an incidence of 40 – 50% in healthy volunteers and in cardiovascular patients. In addition, it is ulcerogenic even at a very low dose of 10 mg per day, and increases the risk of GI bleeding. Advancing age and concomitant use of other NSAIDs and antiplatelet agents further increase the risk of life-threatening aspirin-induced GI bleeding. In secondary prevention of CVD, the addition of the antiplatelet agent clopidogrel to aspirin prophylaxis further decreases the rate of recurrent vascular events and mortality, but with elevated risk of GI bleeding. Moreover, the concomitant use of aspirin with other NSAIDs, cyclo-oxygenase-2 (COX-2) selective inhibitors, and with anticoagulant drugs also leads to synergistic increases in GI bleeding. Therefore, patients at risk for a GI bleed or ulceration are often co-prescribed gastric anti-secretory drugs, H2 receptor antagonists (H2RAs) or PPIs to decrease upper GI injury.

However, this is confounded by the FDA warning against the use of certain PPIs, such as omeprazole, with clopidogrel (Plavix). These drugs are associated with increased risk of:

•	Drug interactions (e.g. Plavix-clopidogrel)
•	Osteoporosis related fractures of the hip, wrist or spine
•	Clostridium difficile associated diarrhea; and
•	Hypomagnesemia.

In the US, ACS patients are typically discharged from the hospital and prescribed, per practice guidelines:

•	Enteric coated aspirin
•	Adenosine diphosphate (ADP) receptor inhibitor such as clopidogrel (Plavix)
•	Heparin; and
•	Proton pump inhibitors such as omeprazole.

The highest risk of a recurrent vascular event and GI damage is within 30 days of a revascularization procedure. As these procedures induce marked damage to the arterial endothelium, there is a high risk of focal thromboxane generation and thrombus formation leading re-occlusion. This increased risk of recurrent vascular events during this sub-acute period is associated with the risk of life threatening GI bleeding. The primary risk factors for such bleeding are:

•	dual antiplatelet agents (e.g. ADP inhibitors and aspirin)
•	age
•	diabetes
•	anticoagulant agents; and
•	severity of vascular disease.

To decrease this sub-acute risk of GI bleeding induced by aspirin mucosal injury, enteric coated aspirin is the most predominately used chronic use aspirin product in the United States for the prevention of ACS, and specifically designated as the aspirin formulation of choice in clinical guidelines, such as in China. As detailed herein, enteric coated aspirin has highly variable antiplatelet activity, and no evidence of lower risk of serious mucosal damage that leads to life threatening GI bleeding. As such, there is a clear need for an aspirin product that provides predictable antiplatelet activity and a lower risk of mucosal injury, which may improve cardiovascular outcome during this sub-chronic period.

The importance of GI risk upon initiation of aspirin therapy is supported by quantitative market research. A survey conducted by Weinman Schnee Morais, Inc. of 201 cardiologists — 40% of whom were interventional cardiologists — and 100 neurologists, yielded positive results. When the survey participants were shown a product profile of Aspertec:

•	About 80% said it is extremely/very important to them that Aspertec reduces the risk of acute gastric erosions and acute gastric ulcers.
•	About 67 – 77% said that reducing these acute lesions could improve compliance and therefore lead to better outcomes for their patients.
•	About 30 – 35% said that patients are most at risk to discontinue aspirin use due to tolerability issues in the first 10 days.

We believe that Aspertec has the potential to be better than enteric coated aspirin as the primary aspirin product for those with the greatest risk of cardiovascular disease, including the treatment and prevention of ACS and ischemic stroke. This is primarily because:

•	Aspertec has more predictable pharmacokinetics and antiplatelet activity than enteric coated aspirin. The FDA recognizes all enteric coated aspirin products have “erratic absorption” in the monograph Professional Labeling. Aspertec has clinical evidence of superior bioavailability and antiplatelet activity.
•	Aspertec has a lower risk of acute GI ulceration than immediate release aspirin, which is the gold standard product for aspirin heart health benefits. Ulcers are a validated surrogate marker for risk of GI bleeding. As the risk of GI bleeding is highest within 30 days after ACS, Aspertec could become an important aspirin product for hospital use and discharge from the hospital after ACS.

In two separate endoscopy trials involving healthy subjects with an age-associated risk for cardiovascular disease, Aspertec 325 mg demonstrated a statistically significant reduction of at least 65% in the risk of ulcers compared with 325 mg regular aspirin when taken once a day over a seven-day period. In an acute setting, Aspertec 325 mg is demonstrably GI safer than regular aspirin for patients in PLx’s target market. Aspertec 325 mg while demonstrating a statistically significant reduction in mucosal damage at 42 days similar to the endpoint used for enteric coated aspirin early studies, Aspertec 325 mg did not demonstrate a difference in the risk of getting an ulcer.

Aspertec 325 mg has also demonstrated increased effectiveness over enteric coated aspirin. PLx has successfully completed two pharmacokinetic and pharmacodynamic studies using diabetic patients with an increased risk for cardiovascular disease. The first study (PL-ASA-004) used a crossover study design where all the patients took both Aspertec 325 mg and a leading 325 mg enteric coated aspirin product once a day for three days. The second study (PL-ASA-006) compared both products again in all patients taking the products daily for ten days. Both studies demonstrated that Aspertec 325 mg was faster acting and provided more reliable, predictable and sustainable antiplatelet efficacy than the enteric coated aspirin 325 mg.

Statistical significance is important and when used herein is denoted by p-values. The p-value is the probability that the reported result was achieved purely by chance (for example, a p-value <0.001 means that there is a less than a 0.1% chance that the observed change was purely due to chance). Generally, a p-value less than 0.05 is considered to be statistically significant.

FDA Interactions Related to Aspertec

Aspertec 325 mg was approved by the FDA on January 14, 2013. Upon approval, the FDA published the NDA approval letter as well as reviewers’ comments on the application. PLx noted in the published reviewer comments a mistake in a reviewer’s interpretation of the PL-ASA-002 endoscopy study results which suggested the trial was not successful. However, this trial was successful and the reviewer misinterpreted the results. This trial was not used as a basis for approval but was submitted to the FDA as part of the application and thus, it was commented on by the clinical reviewer. On October 3, 2014, PLx submitted a response to correct the reviewer’s misinterpretation of the PL-ASA-002 results.

On April 5, 2013, PLx’s regulatory legal counsel submitted a request on PLx’s behalf to the Office of Chief Counsel of the FDA to ask for their assistance in interacting with the Office of Drug Evaluation and Research regarding their decision to not approve a heart graphic and the words ‘safe’ and ‘reliable’ on the proposed label for Aspertec 325 mg. PLx brought to the attention of the Office of Chief Counsel that its NDA approval was subject to an unfair burden on limitations being put on PLx’s label which other OTC Monograph products that had no prior label approval were not subject to. On January 3, 2014, the FDA agreed with PLx’s position, allowed the heart graphic to be included on the label, and provided guidance on requesting language such as “safe” and “reliable.” PLx intends to finalize the label for Aspertec 325 mg and submit the final label to the FDA for approval.

On December 7, 2015, PLx’s regulatory legal counsel submitted a request on PLx’s behalf to the Office of Chief Counsel (OCC) of the FDA to ask for their assistance in interacting with the Division of Medication Error Prevention and Analysis (DMEPA) regarding their decision to not approve the proposed brand name Aspertec. In response to this request, the OCC requested that PLx resubmit a proprietary name review request for Aspertec to DMEPA. PLx submitted this proprietary name review request to DMEPA on May 4, 2016, and on July 29, 2016, DMEPA concluded that the proprietary name Aspertec is acceptable for the product.

Aspertec Clinical Studies

OTC Market Access Studies		•	PL-ASA-001 — Pivotal PK study for 505(b)(2) NDA
– Study bridged Aspertec to the only aspirin formulation with valid CV outcome studies (immediate release aspirin)
		•	PL-ASA-003 — Food effect PK study for OTC, which showed:
– Food does not affect rate and extent of absorption

Physician Marketing Studies to Support Product Launch	Best Antiplatelet Activity	•	PL-ASA-004 — PK/PD in Type II Diabetics without CV disease, which showed:
– PK and PD bioequivalent to IR release aspirin
		•	PL-ASA-004 & PL-ASA-006 PK/PD in Type II Diabetics without CV disease, which showed:
– Aspirin resistance is due to enteric coated aspirin because it decreases aspirin absorption

–

Aspertec is more reliable than enteric coated aspirin because of 1) faster onset, 2) greater chance of complete response — i.e. lower risk of aspirin resistance, 3) less variable absorption and antiplatelet activity

	Faster Onset No Resistance Less Variability Safer than Immediate Release Aspirin	•	PL-ASA-002 & PL-ASA-005 endoscopic studies in subjects with CV disease age associate risk, which showed:
– Aspertec has a lower risk of sub-chronic gastroduodenal ulceration than immediate release aspirin

Further detail regarding the Aspertec 325 mg clinical trials is provided below:

Protocol Number	Study Arms (Number of Subjects Treated per Arm, n)	Dosing Protocol and Duration	Study Center Location(s)	Study Population
PL-ASA-001 Crossover design	– 325 mg Aspertec (n=16)	Single 325 mg dose of study drug or single 650 mg dose of study drug	Houston, TX	Healthy volunteers at least 21 years of age. Avg. age: 36.8 ± 9.6 12 male, 20 female
– 325 mg Immediate Release Aspirin Tablets (n=16)
– 650 mg Aspertec (n=16)
– 650 mg Immediate Release Aspirin Tablets (n=16)
Study Initiation: 02/11/2008
Study Completion: 06/10/2008

Protocol Number	Study Arms (Number of Subjects Treated per Arm, n)	Dosing Protocol and Duration	Study Center Location(s)	Study Population
PL-ASA-002	– 325 mg Aspertec (n=97)	325 mg dose of study drug once daily for 7 days	Dallas, TX Duncansville, PA Houston, TX Oklahoma City, OK Miami, FL Jupiter, FL	Healthy volunteers between 50 and 75 years old. Avg. age: 57.3 ± 6.20 116 male, 118 female
– 325 mg Immediate-Release (IR) Aspirin Tablets (n=101)
Study Initiation: 12/15/2008
Study Completion: 06/12/2009
PL-ASA-003 Crossover design	– 650 mg Aspertec in the fed state (n=20)	Single 650 mg dose of study drug	Houston, TX	Healthy volunteers between 21 and 65 years old, with a body mass index (BMI) between 20 and 32 kg/m2. Avg. age: 36.8 ± 8.55 11 male, 9 female
– 650 mg Aspertec in the fasted state (n=20)
Study Initiation: 10/23/2010
Study Completion: 12/05/2010
PL-ASA-004 Crossover design	– 325 mg Aspertec (n=38)	325 mg dose of study drug once daily for 3 days	Cincinnati, OH Boston, MA Jacksonville, FL	Type II diabetes without previous history of vascular disease between 21 to 79 years old. Avg. age: 52.9 ± 10.12 26 male, 14 female
– 325 mg Enteric-Coated (EC) Aspirin Caplets (n=38)
– 325 mg Immediate-Release (IR) Aspirin Tablets (n=40)
Study Initiation: 02/20/2012
Study Completion: 06/16/2012
PL-ASA-005	– 325 mg Aspertec (n=110)	325 mg dose of study drug once daily for six (6) weeks (42 days)	New York, NY Raleigh, NC Dallas, TX Ventura, CA Houston, TX Chesapeake, VA Oklahoma City, OK High Point, NC San Diego, CA San Antonio, TX Anaheim, CA Miami, FL Jupiter, FL	Healthy volunteers between 50 and 75 years of age, with a body mass index (BMI) between 20 and 32 kg/m2. Avg. age: 57.3 ± 5.77 94 male, 153 female
– 325 mg Immediate-Release (IR) Aspirin Tablets (n=120)

Protocol Number	Study Arms (Number of Subjects Treated per Arm, n)	Dosing Protocol and Duration	Study Center Location(s)	Study Population
Study Initiation: 09/04/2012
Study Completion: 06/24/2013

Protocol Number	Study Arms (Number of Subjects Treated per Arm, n)	Dosing Protocol and Duration	Study Center Location(s)	Study Population
PL-ASA-006 Crossover design	– 325 mg Aspertec (n=57)	325 mg dose of study drug once daily for 10 days	Cincinnati, OH Marlton, NJ Miami, FL Lenexa, KS	Type II diabetes without previous history of vascular disease between 20 to 79 years old. Avg. age: 54.8 ± 10.06 21 male, 36 female
– 325 mg Enteric-Coated (EC) Aspirin (n=57)
Study Initiation: 12/23/2013
Study Completion: 04/07/2014

PLx has engaged two separate firms, Weinman Schnee Morais, Inc. and Healogix, LLC to conduct qualitative and quantitative physician market research regarding the significance of its findings, and in its most recent market study of 500 physicians (including cardiologists, neurologists and endocrinologists), more than 80% of the physicians surveyed expressed interest in prescribing or recommending Aspertec for their high-risk patients. This level of interest, when taken into account with both HHS estimates of potential aspirin users and the increased efficacy and GI safety offered by PLx’s product, suggests a very important role for Aspertec to play in the prevention of cardiovascular disease in both the over-the-counter and prescription markets.

How the PLxGuard Delivery System Differs From Enteric Coating Technology

The enteric coating of aspirin tablets utilize methacrylic polymers that release the contents of the tablet at pH 5.5 or greater. As the release is solely dependent on pH, the release of any API from coated tablets, granules, or capsules are dependent on the highly variable physiologic process of gastric emptying and the pH of intestinal fluids. These processes are markedly affected by the presence of food and disease specific factors.

Low-dose enteric coated aspirin products have lower bioavailability than regular aspirin

PK Parameters	Immediate-Release Aspirin Products (Dose)		Enteric Coated Aspirin Products (Dose)
(N=14 per group)	Cardiprin (100 mg)	Platin (100 mg)	Astrix (100 mg)	Cartia (100 mg)
Cmax (ug/L)	1979 ± 580	2721 ± 761	411 ± 133	186 ± 202
Tmax (h)	0.48 ± 0.35	0.35 ± 0.10	3.73 ± 0.94	6.84 ± 2.71
AUC (mg/L*h)	1.60 ± 0.41	1.54 ± 0.27	0.73 ± 0.17	0.56 ± 0.26

Source: Bochner, F., A.A. Somogyi, and K.M. Wilson, Bioinequivalence of four 100 mg oral aspirin formulations in healthy volunteers. Clin Pharmacokinet, 1991. 21(5): p. 394-9.

The mechanism by which aspirin bioavailability from enteric coated aspirin is reduced compared to plain aspirin in patients is unknown, but may be related to factors that affect tablet disintegration, as illustrated in Figure 5 below

Enteric coated aspirin decreases absorption and increases variability

Fasted State

A.
Stomach
Enteric
Coated
Tablet
pH 2-3
Duodenum

Fasted State

B.
pH 2-3
Stomach
pH 5.5
Aspirin
Released

EC aspirin has ~4 times less absorption than Aspertec

Fasted State

C.
pH 2-3
Stomach
pH 5.5
Aspirin
Not Released

~25% of diabetics have little or no absorption with enteric coated aspirin

Fed State

D.
pH 2-3
Stomach
pH 5.5
Aspirin
Not Released

Food further decreases enteric coated aspirin absorption

As illustrated above, enteric coated aspirin tablets are coated with a polymer that selectively releases at pH 5.5 or greater. As the normal fasted pH of the stomach is typically less than 3, the tablets remain intact in the stomach (Panel A). In the fasted state, gastric fluid is buffered by pancreatic bicarbonate in the duodenum (Panel B). The unfavorable pH for aspirin dissolution and unpredictable gastro-duodenal transit in the duodenum results in lower extent and increased variability of absorption. Disease factors that affect GI motility, as in diabetic patients with gastroparesis, may further increase the incidence of erratic release and absorption (Panel C). Concomitant administration of enteric coated aspirin tablets with food, which can markedly affect gastric emptying, further decreases the rate and extent of absorption, and increases the variability of the absorptive process (Panel D).

Aspirin absorption is clearly dissolution-limited, as pre-dissolved solutions or sodium salts of acetylsalicylic acid result in a faster rate and extent of absorption than that observed for aspirin tablets. The release and dissolution of aspirin from EC dose forms is dependent on the normally stochastic process of gastric emptying. Thus, aspirin absorption from EC formulations is highly erratic, with marked inter- and intra-individual variability compared to solutions or immediate-release dose forms, including Aspertec. The unpredictable nature of ASA absorption from enteric coated aspirin is exacerbated by concomitant administration of food.

This intrinsic variability is confounded by co-morbidities found in diabetics. The incidence of gastroparesis in patients with diabetes may be as high as 30 – 40%. Because blood glucose is important in regulating gastric emptying, it is possible that patients treated with enteric coated aspirin have variable gastric emptying and a higher frequency of prolonged tablet retention in the stomach. With a greater residence time and susceptibility of ASA to hydrolyze in the GI tract, the amount of ASA available to be dissolved and absorbed in the upper GI tract, with its favorable pH for ASA dissolution, may be lower after enteric coated aspirin than after plain aspirin or Aspertec.

To address the need for an aspirin product with improved GI safety as well as predictable pharmacokinetics and pharmacodynamics, Aspertec Capsules, 325 mg has been developed and approved in the United States. Aspertec is a product that selectively releases aspirin in the duodenum through its lipid-based formulation.

Aspertec provides predictable absorption and lower variability

Fasted State

A.
Stomach
Aspertec
Capsule
pH 2-3
Duodenum

Fasted State

B.
pH 2-3
Stomach
Aspertec
Capsule
Fill
Material
Aspirin
Released
pH > 5.5
Bile

Aspertec capsule reliably releases aspirin

Fasted State

C.
pH 2-3
Stomach
Aspertec
Capsule
Fill
Material
Aspirin
Released
pH >5.5
Bile

With Aspertec all diabetics have <u>full</u> aspirin effect

Fed State

D.
pH 2-3
Stomach
Aspertec
Capsule
Fill
Material
Aspirin
Released
pH > 5.5
Bile

Food does <u>not</u> affect Aspertec absorption

As illustrated above, in Aspertec capsules, aspirin is suspended in a high solid content lipidic carrier. Release of aspirin from this matrix requires pH > 5.5, bile acid, and pancreatic enzymes. In the fasted state, as gastric fluid has a pH typically less than 3, and is generally devoid of any lipolytic enzymes and bile acids, the lipid matrix remains intact in the stomach (Panel A). In the fasted state, gastric fluid is buffered by pancreatic secretions including bicarbonate and lipase in the duodenum, which emulsify the oil matrix and release aspirin (Panel B). In spite of the unfavorable and unpredictable gastro-duodenal transit in the duodenum, aspirin is solvated and absorbed with minimal variability. As the emulsification process is generally independent of gastric emptying, patients with gastroparesis have predictable absorption (Panel C). Concomitant administration of Aspertec with food, which can markedly affect gastric emptying, does not affect aspirin absorption (Panel D).

The in vivo site of release of aspirin from Aspertec Capsules and from a leading immediate release aspirin tablets was estimated by in vitro dissolution in simulated gastric fluid, upper duodenal fluid, and lower duodenal fluid. The typical gastric, duodenal, and duodenojejunal residence times are approximately 30, 40, and 60 minutes, respectively. Over the typical residence times, the release and dissolution of aspirin from Aspertec was minimal (approximately 20%) in simulated gastric and upper duodenal fluid, in spite of high agitation. However, the release of aspirin was rapid in simulated lower duodenal fluid, resulting from the high pH and emulsification of Aspertec lipid by bile acids and pancreatic enzymes.

In contrast, the release and dissolution of aspirin from immediate-release aspirin tablets, under the same dissolution conditions as used for Aspertec, was rapid and non-selective with near complete release by 7.5 minutes in both simulated gastric and upper duodenal fluid. These data suggest that aspirin in the Aspertec matrix remains lipid-bound and therefore highly hydrophobic in the low pH environment of the stomach and upper duodenum. Coupled with observations of reduced gastric injury and increased hydrophobicity at gastroduodenal pH, these data further support that lipid-bound aspirin at low pH reduces the risk of gastric surface injury and there is selective release of aspirin in lower duodenum.

The selective release in the duodenum results in reduced exposure of the aspirin to the gastric mucosa leading to lower gastric ulcerations in two clinical studies (PL-ASA-002 and PL-ASA-005). In an acute endoscopic study, PL-ASA-002, use of Aspertec has been shown to decrease the incidence of acute gastroduodenal ulceration in volunteers with an age-associated risk of GI bleeding.

Aspertec has a lower incidence of gastroduodenal ulceration in at-risk subjects

20%
15%
10%
5%
0%
Incidence of Gastroduodenal Ulcers
71% risk reduction of ulceration over aspirin
p = 0.0069
Aspirin
Aspertec
Regular Aspirin N=102
Aspertec N=99
Intent to Treat Population

Source: Cryer, B., et al., Low-dose aspirin-induced ulceration is attenuated by aspirin-phosphatidylcholine: a randomized clinical trial. Am J Gastroenterol, 2011. 106(2): p. 272-7.

In this PL-ASA-002 study, subjects with an age-associated risk of NSAID gastropathy were randomized to Aspertec 325 mg or immediate release aspirin. These subjects were H. pylori negative and free from any gastroduodenal erosions or ulcers prior to enrollment. Subjects were treated with either 325 mg of Aspertec or immediate release aspirin once daily for 7 days. Ulcers were defined as lesions of 3mm or grater with unequivocal depth as assessed by esophageal gastroduodenal endoscopy. The presence or absence of ulceration was independently evaluated by a blinded central review, and ulcer diagnoses were further subjected to rigorous blinded adjudication. In the intent to treat population, Aspertec 325 mg treatment had a 71% lower incidence of ulcers (95% confidence interval, 22.85 – 100%) than seen with immediate release aspirin at the day 7 endoscopy: Ulcers developed in 5 subjects (5.1%) in the Aspertec 325 mg group and in 18 subjects (17.6%) in the aspirin group. This risk reduction was largely driven by a decrease in gastric ulceration. Four gastric and two duodenal ulcers were found in the Aspertec 325 mg group, and twelve gastric and six duodenal ulcers were found in the aspirin group.

The decreased risk of acute ulceration (over 7 days of dosing) was confirmed in a similarly designed second endoscopic study (PL-ASA-005). In this study, all the major inclusion and exclusion criteria were identical. This study included two notable designed differences: (i) mucosal damage was measured by serial endoscopy at day 7 and day 42 after the same dose and schedule of Aspertec 325 mg and immediate release aspirin, and (ii) the diagnosis of ulceration was only confirmed by a blinded central reviewer. Aspertec 325 mg showed a 65% lower risk of ulceration than regular aspirin over 7 days and cumulatively over day 42. The decrease in cumulative risk reduction was driven by a marked decrease in gastric ulceration on day 7 findings because no difference in duodenal ulcerations were found at day 7 and no difference in either locations was found at day 42.

The risk of non-ulcerative erosive damage was measured by mean erosion number over a 42-day period in PL-ASA-005 study. Collectively, these data suggest that in subjects at risk for an age associated risk of GI bleeding (age 55 – 75), Aspertec 325 mg (i) has a lower risk of general erosive damage for at least a period of 42 days after aspirin initiation, and (ii) is particularly useful for decreasing the risk of life-threatening upper-GI mucosal injury for at least 7 days.

Combining the seven day endoscopy results for both PL-ASA-002 and PL-ASA-005 studies suggests a minimum reduction of 65% in the risk of upper GI ulcers.

Two studies demonstrate a 65% reduction in acute ulcer risk

% of patients with ulcers in the stomach
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
p = 0.004
Aspertec 325 mg
Regular aspirin

As the majority of aspirin-induced life-threatening upper-GI bleeding is due to mucosal lesions in the stomach and the greater risk of GI bleeding falls with 10 days after an ACS, Aspertec may be an alternative to enteric coated aspirin for use after an ACS when predictable and reliable antiplatelet activity is required.

As modified release aspirin products such as enteric coated aspirin can markedly affect pharmacokinetics (PK) and antiplatelet effects, the PK and onset of antiplatelet activity of Aspertec 325 mg were compared to that of enteric coated aspirin in patients with diabetes mellitus without cardiovascular disease in two crossover studies (PL-ASA-004 and PL-ASA-006). This population was selected because diabetes may be a univariant risk factor for aspirin-induced GI bleeding and diabetic hypercoagulability and obesity may be risk factors for aspirin non-responsiveness.

In these crossover studies, the rate and extent of aspirin were measured based on plasma levels of acetylsalicylic acid. The rate and extent of antiplatelet activity was measured by serum thromboxane generation, which is a direct and most accurate method of assessing the Cycloxygenase I (COX-1) in platelets. The same diabetic patients were either initially dosed with enteric coated aspirin or Aspertec 325 mg, or vice versa, with a 2 week intervening washout period. All potential confounders, such as compliance, timing of food, concomitant drugs, drug interactions, and other factor were controlled.

Single Dose Pharmacokinetic/Pharmacodynamic Study (PK/PD)

The comparison of the rate and extent of single dose aspirin absorption in diabetics from Aspertec 325 mg and a leading 325 mg enteric coated aspirin product is illustrated below. Compared to enteric coated aspirin, Aspertec 325 mg had 4.0 to 5.5, and 3.3 to 5.6 fold greater AUC 0-t and Cmax respectively, of ASA with significantly greater incidence of patients with complete depletion of platelet COX-1 (99.0% Inhibition of thromboxane generation over baseline or ≤ 3.1ng/mL). This greater rate and extent of absorption and enzymatic inhibition was associated with markedly less variability.

A. Comparison of Single Dose Aspirin Absorption

Plasma Acetylsalicylic Acid
(Conc (ng/mL))
2000
1500
1000
500
0
0
4
8
12
16
20
24
Time (h)
Aspertec 325 mg Capsule
EC Aspirin Caplet

B. Incidence of Complete Aspirin Response

% of patients with complete aspirin response
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
83.6%
41.8%
Aspertec 325 mg
EC aspirin

Single dose A) acetylsalicylic acid and B) thromboxane depletion. Note that in these crossover studies enteric coated aspirin treated patients have minimal absorption of aspirin and reduced responsiveness. After a single dose, the greater rate and extent of absorption of Aspertec 325 mg was associated with statistically significant greater incidence of a complete aspirin response in diabetic patients as compared with treatment with enteric coated aspirin. The incidence and 95% confidence interval of complete aspirin response of Aspertec 325 mg and enteric coated aspirin were, respectively, 83.6% (72.78, 91.94) and 41.8% (30.10, 55.92). Source: Reliable Inhibition of Thrombocyte Activity: Comparison of Aspertec Capsules, 325 MG and Enteric-Coated Aspirin (RITE Study), September 24, 2014

Interestingly, many of the same patients that had complete absorption and complete inhibition of TXB2 after Aspertec, had negligible absorption after enteric coated aspirin, with consequently lower COX-1 inhibition. The incidence of negligible absorption, defined as Cmax < 150ng/ml, after enteric coated aspirin was 40% (14/35) in PL-ASA-004, and 24.1% (13/54) in PL-ASA-006. These data strongly suggest aspirin resistance may be simply mediated by formulation dependent bioavailability.

In a suspected ACS patient in the United States, a loading of 325 mg Aspirin is administered to enable rapid absorption and antiplatelet activity. Aspirin may be administered in the form of a chewed enteric coated aspirin, effervescent aspirin and in the case of nil per os patients, via rectal suppository. After this loading dose, maintenance doses (81 to 325 mg) are administered to perpetuity, with ≥90% of the doses as EC coated tablets.

Aspirin’s antiplatelet effects are known to be cumulative and may require at least 24 hours to elicit a maximal response. As such, PLx compared the antiplatelet activity of Aspertec 325 mg with enteric coated aspirin, the rate and extent of COX-1 inhibition up to 4 days (in PL-ASA-004) and up to 11 days (in PL-ASA-006). In both studies, Aspertec had greater probability of eliciting an aspirin response than enteric coated aspirin, suggesting that when rapid and complete antiplatelet activity is required, as in ACS, Aspertec may be a better choice than enteric coated aspirin; Aspertec has a 3.4x to 5.0x greater chance of achieving a complete antiplatelet response than EC ASA in two replicate studies. Although the rate of a complete aspirin response is clearly slower, enteric coated aspirin treated patients do eventually elicit a complete response after multiple doses. The 75th percentile indicated that by three hours after the first administration of Aspertec 325 mg, at least 75% of the patients reached 99.0% inhibition, but it took over 96 hours (and four doses) before 75% of the patients reached 99.0% inhibition when administered enteric coated aspirin.

These complete aspirin responses were eventually achieved after perfect compliance to therapy and after administration of every dose in a carefully controlled fasted state. Even after multiple doses, the variability of COX-1 inhibition is 2 – 3 times higher with enteric coated aspirin than with Aspertec. In clinical practice, only approximately 50% of patients adhere to their aspirin regimen. As previously discussed, enteric coated aspirin has about 3 – 4 times lower bioavailability than Aspertec, which is further exacerbated by concomitant use of food, and 25 – 37% of fasted doses have intrinsically no bioavailability. With approximately 63% of cardiologists (out of 504 surveyed) recommending aspirin be taken with food, coupled with the high rate of non-compliance, the use of enteric coated aspirin with these clinical realities may not be the ideal choice of aspirin to constitutively suppress the generation of thromboxane.

For both the high risk clinical setting where the risks of cardiovascular and GI events are high, and in real clinical practice where compliance is generally poor, Aspertec may be a more attractive choice of an aspirin dose form than enteric coated aspirin to constitutively suppress platelet derived thromboxane generation.

Aspertec has a greater chance of achieving a complete aspirin response in two studies

Hazard ratios, a measure of risk, for two studies reveal Aspertec has a 3.4x to 5.0x greater chance of achieving a complete antiplatelet response than enteric coated aspirin. Source: A Randomized, Actively Controlled, Crossover Pharmacodynamic Evaluation of Aspertec Versus Enteric-Coated and Immediate-Release Aspirin in Patients with Type II Diabetes, May 15, 2013; PL-ASA-004 CSR and Reliable Inhibition of Thrombocyte Activity: Comparison of Aspertec Capsules, 325 MG and Enteric-Coated Aspirin (RITE Study).

Overall, these studies show that Aspertec 325 mg depletes platelet COX-1 activity in diabetics at a rate and extent that is significantly greater than enteric coated aspirin and with less variability. Enteric coated aspirin is associated with a high risk of non-responsiveness, due to lower bioavailability. For patients with cardiovascular disease and at risk for acute GI damage, Aspertec may be an alternative with a lower risk for upper GI acute ulceration and more predicable PK and PD than enteric coated aspirin. PLx’s findings, which show highly variable and incomplete antiplatelet activity associated with enteric coated aspirin as well as others’ studies demonstrating minimal or no evidence of improved GI safety, does not support the use of enteric coated aspirin in patients with diabetes mellitus.

On February 14, 2017, PLx announced that the results of a 40-subject pharmacokinetic/pharmacodynamic (PK/PD) trial of AspertecTM had been published by the Journal of the American College of Cardiology (JACC). The publication, entitled “Enteric Coating and Aspirin Nonresponsiveness in Patients with Type 2 Diabetes Mellitus,” describes results of the study, which evaluated Aspertec 325 mg versus both plain and enteric coated aspirin over 72 hours.

FDA Approval for Aspertec 325 mg

Aspirin, the active ingredient in Aspertec 325 mg, was classified into the therapeutic class for Internal Analgesic, Antipyretic, Antirheumatic Drug Products for Over-the-Counter Human Use (IAAA). The Advance Notice for Proposed Rulemaking (ANPR) was published in 1977, and in 1988, the FDA published the tentative final monograph (TFM) for IAAA. The IAAA TFM recommends appropriate labeling, including therapeutic indications, dosage instructions, and warnings about side effects and ways of preventing misuse. Although it has been updated and amended since its original publication, the IAAA monograph has not been finalized.

Aspertec 325 mg is different from the IAAA TFM aspirin products, as PLx’s product is the first ever liquid-filled capsule containing a lipidic suspension of aspirin. The lecithin excipient used in the drug product exceeds the approved amount listed in the FDA inactive ingredients guide (IIG) for an orally administered drug product. As a result, Aspertec 325 mg was considered a new drug which required NDA approval for marketing. PLx used the 505(b)(2) NDA path. Upon FDA approval of the 505(b)(2) NDA, Aspertec 325 mg was granted OTC labeling similar to that of monograph aspirin products. OTC aspirin, including Aspertec 325 mg, is indicated for the temporary relief of minor aches and pains associated with a cold, headache backache, toothache, premenstrual and menstrual cramps, minor pain of arthritis, and to temporarily reduce fever.

All aspirin products available on the market today are being sold via the OTC monograph process. When Aspertec 325 mg is commercialized PLx believe it will be the only NDA-approved OTC aspirin product available.

Aspertec 325 mg FDA Approved OTC Indications

•	For the temporary relief of minor aches and pains associated with:
•	a cold headache backache toothache premenstrual & menstrual cramps minor pain of arthritis, and
•	for temporary reduction in fever.

Although the IAAA TFM is still pending finalization, professional labeling for aspirin was finalized in 1998 to allow physicians to prescribe aspirin for cardiovascular and rheumatologic uses. With the approval of the Aspertec 325 mg Aspirin (505)(b)(2) NDA, Aspertec is also eligible to be marketed to physicians for professional uses, as summarized below.

In the “Drug Facts” section that is a required part of labeling for all aspirin products, Aspertec will have an additional alert unique to Aspertec — “This product contains soy.”

Aspertec 325 mg Professional Labeling Indications

Vascular Indications (Ischemic Stroke, Transient Ischemic Attack (TIA), Acute Myocardial Infarction (MI), Prevention of Recurrent MI, Unstable Angina Pectoris, and Chronic Stable Angina Pectoris): Aspirin is indicated to: (1) Reduce the combined risk of death and nonfatal stroke in patients who have had ischemic stroke or transient ischemia of the brain due to fibrin platelet emboli, (2) reduce the risk of vascular mortality in patients with a suspected acute MI, (3) reduce the combined risk of death and nonfatal MI in patients with a previous MI or unstable angina pectoris, and (4) reduce the combined risk of MI and sudden death in patients with chronic stable angina pectoris.

Revascularization Procedures (Coronary Artery Bypass Graft (CABG), Percutaneous Transluminal Coronary Angioplasty (PTCA), and Carotid Endarterectomy): Aspirin is indicated in patients who have undergone revascularization procedures (i.e., CABG, PTCA, or carotid endarterectomy) when there is a preexisting condition for which aspirin is already indicated.

Rheumatologic Disease Indications (Rheumatoid Arthritis, Juvenile Rheumatoid Arthritis, Spondyloarthropathies, Osteoarthritis, and the Arthritis and Pleurisy of Systemic Lupus Erythematosus (SLE)): Aspirin is indicated for the relief of the signs and symptoms of rheumatoid arthritis, juvenile rheumatoid arthritis, osteoarthritis, spondyloarthropathies, and arthritis and pleurisy associated with SLE.

PLx is currently completing the development of an 81 mg strength of Aspertec, which is expected to have similar indications.

Other Pipeline Opportunities Using PLxGuard Delivery System

PLx is developing novel formulations that combine already-approved nonsteroidal anti-inflammatory drugs (NSAIDs) with its patented PLxGuard technology to make safer and more effective new products. It is using the PLxGuard delivery system to create a lipid-based formulation of ibuprofen, PL1200 Ibuprofen Capsules, 200 mg. PLx has an IND active with the FDA and has demonstrated bioequivalence with OTC 200 mg dose ibuprofen to support a 505(b)(2) NDA in fasted-state clinical trials at three different doses, 200 mg, 400 mg and 800 mg. Using the PL1200 formulation at Rx doses, PLx demonstrated better GI safety in osteoarthritic patients with equivalent analgesic and anti-inflammatory efficacy, when compared with Rx ibuprofen in a six-week endoscopy pilot clinical trial, PL-IB-002 (Lanza et al.).

GI Safety Trial Comparing PL1200 Ibuprofen 200 mg with Regular Ibuprofen Using the PLxGuard Delivery System

Source: Lanza et al., Clinical trial: comparison of ibuprofen-phosphatidylcholine and ibuprofen on the gastrointestinal safety and analgesic efficacy in osteoarthritic patients. Aliment Pharmacol Ther, 2008, 28(4):431-42).

Zavryl is a potential trademark for PL1200 Ibuprofen. This trademark has not been submitted to the FDA and there is no assurance it will be approved by the FDA.

While PLx does not believe its technology will work with the entire NSAIDs class, it is possible that such technology may be successfully applied to other NSAIDs beyond aspirin and ibuprofen.

For example there is preclinical data suggesting diclofenac is a viable product candidate. Diclofenac is a leading NSAID for pain and inflammation outside the United States. In addition, the National Institutes of Health has provided funding to support preclinical efforts for a GI-safer intravenous indomethacin (PL4100). PLx believes PL4100 for Patent Ductus Arteriosus (PDA), a heart condition primarily affecting newborns, may be able to qualify for orphan drug designation, because PDA affects fewer than 200,000 individuals in the United States. (The number of registered births in the United States for 2013 was 3,932,181, while the estimated incidence of PDA in children born in the United States at term is between 0.02% and 0.006% of births. Assuming the higher percentage of 0.02%, this represents 78,644 infants per year). An evaluation and determination will occur later in this product’s development, should the product advance further.

PLx has attempted to expand the technology to other NSAIDs with limited success. A two week endoscopy trial with naproxen (PL3100 250 mg) failed to demonstrate better GI safety. From these efforts PLx has learned which NSAIDs are more likely to benefit from the technology. In PLx’s view, the PLxGuard technology may also prove a novel drug delivery platform for corrosive, acid labile and insoluble and impermeable drugs providing delivery along the GI tract for many non-NSAID drugs.

Commercialization Strategy

PLx plans to commercialize its branded Aspertec products in the United States using its own commercial infrastructure. As described above in the section entitled “Risk Factors,” it has little experience with commercialization, and has no existing marketing or distribution operation. PLx intends to use a specialty sales force of sales representatives targeting the highest prescribers of antiplatelet medication. This includes specialists whose practices consist primarily of patients with a high risk of cardiovascular disease including cardiologists, neurologists and endocrinologists (diabetologists). PLx will also evaluate co-promotion opportunities with companies that have an existing sales force targeting physician groups that prescribe or recommend aspirin. PLx will employ appropriate medical education, direct marketing, journal advertising, electronic health record communication and social media in addition to personal promotion.

PLx’s focus will be on secondary prevention patients and high risk primary prevention patients, those most at risk for cardiovascular disease. PLx anticipates selling Aspertec 81 mg and Aspertec 325 mg, at retail price of per $22.50 per month for a thirty 30-count bottle representing a month’s supply. These potential prices may change prior to the product launches. Applying this potential pricing to the target market in the table below demonstrates an implied market opportunity. It is estimated based upon this potential pricing and an expected mix of 81 mg and 325 mg sales that each 1% market share of this target high cardiovascular risk market may represent approximately $100 million in potential annual retail sales.

Aspertec Initially Targets 4 Sizeable U.S. Patient Populations;
Focus is on Highest Risk Populations that Can Benefit the Most from Aspertec.

	Secondary Coronary Artery Disease (“CAD”) Prevention	Secondary Stroke Patients(1)	Diabetes with 1 Risk Factor(2)	High Risk Primary Prevention
Definition	Patients who have previously suffered from a CAD event including myocardial infarctions, CABG and Percutaneous Coronary Intervention	Patients who have previously suffered a stroke event including:	Patients who have been diagnosed with diabetes and have >1 risk factor	Patients over the age of 45 who also have >1 risk factor
– Cerebral Vascular Accident
– Transient Ischemic Attack
– Carotid Endarterectomy/ Stenting Patients
Addressable Patient Population	~17 million	~8 million	~7 million	~15 million
Total Retail Market Size(3)	$4.7 billion	$2.2 billion	$1.9 billion	$4.1 billion

Total Retail Market Potential: ~ $12.9 Billion
~1% of this Market = ~$125 Million of Retail Revenue
~1% of this Market = ~$100 Million of PLx Net Revenue

(1)	Omits hemorrhagic and cardioembolic population
(2)	Omits population with CVD and those accounted for within primary prevention
(3)	Proposed retail pricing of $0.75 per dose taken daily

Manufacturing

PLx does not own or operate manufacturing facilities for the production of its product candidates, nor does it have plans to develop or own manufacturing operations in the foreseeable future. PLx currently relies on third-party contract manufacturers for all of its required ingredients and finished products for Aspertec, and does not have any long-term contracts with any of these third parties, or any contractual relationships for the manufacture of commercial supplies of Aspertec. As commercial sales grow it is anticipated that PLx would enter into agreements with one or more back-up manufacturers as appropriate for additional commercial production of Aspertec or other product candidates. There can be no assurance that Aspertec or other product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost.

PLx and its contract manufacturers are and will be subject to extensive government regulation in connection with the manufacture of any pharmaceutical product, and must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers. While PLx believes that most of the ingredients required to manufacture Aspertec are readily available from multiple suppliers and are commonly used in the pharmaceutical industry, one key ingredient — cGMP lecithin — is currently limited to a single provider, Lipoid GmbH (“Lipoid”), a leader in supplying high quality lipids to the global pharmaceutical industry. Lipoid is subject to a confidentiality agreement and developed this cGMP lecithin with PLx over a several year period, and currently PLx is the only buyer of this product. Lipoid has represented the capability to provide this product from two different manufacturing sites in Germany mitigating the risk of a shutdown at one site ceasing supply. PLx intends to negotiate a supply contract with Lipoid prior to commercially launching Aspertec, but does not currently have a long-term contract with Lipoid for the supply of commercial quantities of this product, and there can be no assurances that Lipoid will be able to supply sufficient commercial quantities in compliance with regulatory requirements at an acceptable cost.

Intellectual Property

PLx’s success depends, in part, upon its ability to protect its core novel technology. To establish and protect its proprietary rights, PLx relies on a combination of patents, patent applications, trademarks, copyrights, trade secrets and know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights.

On January 8, 2003, PLx entered into a worldwide, exclusive license agreement with The Board of Regents of the University of Texas System which was amended multiple times and restated December 11, 2009 and subsequently amended April 15, 2011 and December 17, 2011. The patents in-licensed under this agreement constitute an important part of PLx’s intellectual property. This family of patents includes composition of matter, methods of manufacturing and methods of treatment that provides protection for Aspertec Aspirin, PL1200 Ibuprofen and other NSAID product candidates in the United States and in a number of global markets. The following is a summary of the patents and expiration dates:

Methods and compositions employing formulations of lecithin oils and NSAIDs for protecting the gastrointestinal tract

Issued:  Three U.S. patents expiring on March 1, 2022 or on March 23, 2022 and 36 additional countries expiring December 19, 2021

Pending:  One U.S. patent application (seeking expansion of claims) and two foreign patent applications (Brazil and Hong Kong)

Compositions and methods for treating and/or ameliorating cancer, the onset of cancers or the symptoms of cancers

Issued:  United States, Australia, Canada, China, Hong Kong and Singapore expiring August 2, 2024

Sterile preparations of phospholipids and anti-inflammatory pharmaceuticals and methods of making and using same

Issued:  Australia, Canada, India, Israel and Singapore expiring August 2, 2024

Parenteral preparations of GI-safer phospholipid-associated anti-inflammatories and methods of preparation and use

Issued:  France, Germany, Italy, Netherlands, Spain, Switzerland and United Kingdom expiring July 25, 2027

Purified phospholipid non-steroidal anti-inflammatory drug associated compositions and methods of preparing and using same

Issued:  United States expiring June 3, 2026 and Australia and Mexico expiring October 12, 2025

PLx has developed its own patent applications which, if issued with claims as filed, will provide patent protection for Aspertec and other NSAID products and will broaden the opportunity for new products to include many different drug classes. The pH dependent carriers for targeted release of pharmaceuticals along the gastrointestinal tract, compositions therefrom and making and using same family of patent applications are pending in the United States, Europe, Australia, Canada, China, Hong Kong, India, Japan, Mexico and South Korea and if issued with claims as filed are expected to provide patent protection through September 29, 2032. In the United States we have recently received Issue Notification for two patent applications that relate to NSAIDs.

US patent no. 8,865187 “Compositions comprising lecithin oils and NSAIDs for protecting the gastrointestinal tract and providing enhanced therapeutic activity” and US patent no. 9,101637

“Methods of treating inflammation with compositions comprising lecithin oils and NSAIDs for protecting the gastrointestinal tract and providing enhanced therapeutic activity” are listed in the FDA Orange Book. As new patents are issued relative to FDA approved products such as Aspertec they will be added to the Orange Book and, as new products are approved by the FDA, the relevant patents will be added to the Orange Book. The Orange Book lists patents that protect each drug. Patent listings and use codes are provided by the drug application owner, and the FDA is obliged to list them. In order for a generic drug manufacturer to win approval of a drug under the Hatch-Waxman Act, the generic manufacturer must certify that they will not launch their generic until after the expiration of the Orange Book-listed patent, or that the patent is invalid, unenforceable, or that the generic product will not infringe the listed patent.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review.

Risks Associated with PLx’s Business

PLx’s business is subject to numerous risks and uncertainties related to its status as a development-stage company, its financial condition and need for additional capital, the commercialization of Aspertec, development of other product candidates, reliance on third parties, intellectual property and government regulation. These risks include those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	PLx has not yet generated significant revenues, has a limited operating history, has incurred net losses in each year since inception and anticipates that it will continue to incur significant losses for the foreseeable future, and if it is unable to achieve and sustain profitability, the market value of PLx’s common stock will likely decline.
•	In order to pursue these strategies and fund its operations, PLx will need to raise substantial additional financing. As of December 31, 2016, PLx had a working capital deficit of approximately $2.5 million and cash and cash equivalents of approximately $59,000. As a result, its independent registered public accounting firm has noted that its recurring losses from operations and negative working capital raise substantial doubt regarding its ability to continue as a going concern without raising additional capital. If PLx is unable to raise capital when needed, it could be forced to reduce or terminate its operations or commercialization efforts.
•	PLx is substantially dependent on the success of its lead product candidate, Aspertec. If it is unable to successfully commercialize Aspertec or experiences significant delays in doing so, PLx’s business could be materially harmed.
•	Even though Aspertec 325 mg has already obtained regulatory approval, it may never achieve market acceptance necessary for commercial success and the market opportunity may be smaller than estimated.
•	PLx’s ability to market Aspertec for long-term use may be hampered by lack of trial results demonstrating long-term GI-safety benefits.
•	PLx currently has no sales and marketing staff or distribution organization. If it is unable to develop a sales and marketing and distribution capability on its own or through third parties, PLx will not be successful in commercializing its future products.
•	PLx faces substantial competition and its competitors may discover, develop or commercialize products faster or more successfully.
•	PLx’s business will be highly dependent on professional and public reputation and perception, which may change, leading to volatile levels of sales.
•	PLx may not be able to protect its intellectual property rights throughout the world.
•	The regulatory approval process is expensive, time consuming and uncertain and may prevent PLx from obtaining, or cause delays in obtaining, approvals for the commercialization of the 81 mg dose form of Aspertec or future product candidates, which will materially impair its ability to generate revenue.

Corporate Information

PLx was originally incorporated in the State of Texas on November 12, 2002, under the name of “ZT MediTech, Inc.,” subsequently changing its name to “GrassRoots Pharmaceuticals, Inc” in December of 2002 and then to PLx Pharma Inc. in March of 2003. On December 31, 2013, PLx Pharma Inc. converted from a Texas corporation to a Texas limited liability company, PLx Pharma LLC. On July 27, 2015, PLx Pharma LLC converted from a Texas limited liability company to a Delaware corporation, PLx Pharma Inc.

“PLx Pharma,” “PLxGuard,” the company’s logo and other trade names, trademarks and service marks of PLx appearing in this prospectus belong to PLx. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

PLx’s principal executive offices are located at 8285 El Rio Street, Suite 130, Houston, Texas, 77054, and its telephone number is (713) 842-1249. PLx’s website address is www.plxpharma.com. The information contained on PLx’s website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, its website as part of this prospectus or in deciding whether to purchase PLx’s common stock.

DIPEXIUM MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Dipexium’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those which are not within Dipexium’s control.

Overview

Dipexium is a biopharmaceutical company that historically has been focused on the development and commercialization of Locilex® (pexiganan cream 0.8%), a novel, first-in-class, broad spectrum, topical antibiotic. Locilex® is a chemically synthesized, 22-amino acid peptide isolated from the skin of the African Clawed Frog. Its novel mechanism of action kills microbial targets by disrupting the bacterial cell membrane; a process known as cell membrane permeability. However, in light of recent clinical trial disappointments in Dipexium’s development programs for Locilex®, and its decision to discontinue its development for the treatment of mild infections of diabetic foot ulcers, Dipexium has shifted its strategic emphasis to external business opportunities not related to developing Locilex®. As such, although Dipexium continues to describe its intellectual property assets and programs herein and is continuing to fund and maintain its intellectual property portfolio, Dipexium has temporarily discontinued drug development activities as it continues to evaluate the data from the recently completed Phase 3 clinical trials. Dipexium Pharmaceuticals, LLC (“Dipexium LLC”) was organized under the laws of the State of Delaware in January 2010. In March 2014, Dipexium effected a corporate conversion pursuant to which Dipexium succeeded to the business of Dipexium LLC and the holders of membership interests of Dipexium LLC became Dipexium’s stockholders.

Recent Developments

On October 25, 2016, Dipexium announced that its lead and sole product candidate, Locilex®, failed to meet the primary clinical endpoint or secondary endpoints in its OneStep-1 and OneStep-2 Phase 3 clinical trials. Dipexium’s scientific team has evaluated the data from the OneStep clinical trials but has found no clear signal that Locilex® would be a strong product candidate for other possible clinical indications. Accordingly, Dipexium has explored strategic alternatives with its professional advisors and on December 22, 2016, announced the entry into the Merger Agreement with PLx, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of Dipexium will be merged with and into PLx, with PLx continuing as the surviving corporation and a wholly-owned subsidiary of Dipexium. Immediately following the effective time of the merger, existing PLx stockholders are expected to own approximately 76.75% of the capital stock of the combined organization, and existing Dipexium stockholders are expected to own approximately 23.25% of the capital stock of the combined organization, in each case, subject to certain adjustments set forth in the Merger Agreement related to Dipexium’s cash on a determination date which approaches the closing of the merger.

Dipexium expects to consummate the merger in the second quarter of 2017.

Dipexium continues to believe that Locilex® has advantages compared to systemic antibiotics and that it may have potential to be approved in a different clinical indication although Dipexium’s medical and scientific team has yet to identify any such indication since the clinical trial data was released on October 25, 2016. Dipexium believes that the key attributes of Locilex® are: (i) it has not generated resistant bacteria systemically; (ii) it has not generated cross resistance with other antibiotics; (iii) it has demonstrated activity against a broad spectrum of pathogens, including difficult to treat gram negative, and anaerobic bacteria; (iv) it has not been systemically absorbed; (v) it has not caused any significant safety or tolerability issues in over 1,500 patients treated, including the recently completed OneStep-1 and OneStep-2 Phase 3 clinical trials; and (vi) it has demonstrated significant success treating multi-drug resistant bacteria in several laboratory tests and clinical trials performed to date. These attributes lead Dipexium to believe that Locilex® could be repositioned to target a different clinical indication despite its failure to achieve any of the primary or secondary endpoints in the OneStep Phase 3 clinical trials in mild infections of diabetic foot ulcers. If pursued, a restart of clinical trials in a yet-to-be-identified clinical indication would involve significant risk, resources and time to design and complete a clinical development program that may very well begin with Phase 1 clinical trials.

Plan of Operation

Dipexium’s primary objective is close the proposed merger with PLx in the second quarter of calendar 2017 and operate its business in the ordinary course until the closing is completed. Dipexium will rely on its strong management team and board of directors to execute its strategy.

Opportunities, Challenges and Risks

Dipexium is a late-stage pharmaceutical company and has never generated revenue. Currently Dipexium does not have a stable recurring source of revenues sufficient to cover its operating costs. Dipexium incurred net losses of $21.3 million and $18.7 million for the years ended December 31, 2016 and 2015, respectively.

Dipexium’s business and ability to execute its business strategy are subject to a number of risks and challenges:

•	whether the proposed merger transaction with PLx may be fully realized or takes longer to realize than expected; whether the businesses may be combined successfully or in a timely and cost-efficient manner; whether the transaction will close due to, among other things, the need to obtain shareholder approval; and whether the dilution to Dipexium stockholders in the merger may be greater than expected;
•	whether Dipexium’s previous findings from clinical studies and assessments of Locilex® in mild infections of diabetic foot ulcers are predictive of potential future clinical trial results in other clinical indications should any be identified as promising;
•	Dipexium’s ability to protect its intellectual property;
•	risks and uncertainties associated with Dipexium’s research and development activities, including its clinical trials;
•	Dipexium’s dependence on Locilex® as its only product;
•	Dipexium’s ability to raise capital when needed;
•	the terms of future licensing arrangements, and whether Dipexium can enter into such arrangements at all;
•	risks associated with the timing and receipt of licensing and milestone revenues, if any;
•	Dipexium’s ability to maintain or protect the validity of its patents and other intellectual property, including in connection with pending or future litigation against it;
•	Dipexium’s ability to secure registration for its current and future patent applications;
•	Dipexium’s ability to extend its licensed composition of matter patent No. 5,912,231 under the Hatch-Waxman Act with the cooperation of Scripps;
•	Dipexium’s ability to continue as a going concern;
•	Dipexium’s expectations regarding minimizing its development risk;
•	Dipexium’s ability to establish new relationships and maintain current relationships; and
•	Dipexium’s ability to attract and retain key personnel.

Results of Operations

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Summary Table

The following table presents a summary of the changes in Dipexium’s results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015:

	Years Ended December 31,		Percentage Increase (Decrease)
	2016	2015
	(in thousands)
Research and Development Expenses	$12,754	$11,286	13%
Selling, General and Administrative Expenses	$8,614	$7,479	15%
Total Operating Expenses	$21,368	$18,765	14%
Interest Income	$47	$22	114%
Net Loss	$21,321	$18,743	14%

Research and Development Expenses

Research and development expenses were $12.8 million for the year ended December 31, 2016, and $11.3 million for the year ended December 31, 2015, an increase of $1.5 million. The increase was due to increased clinical trial related expenses associated with the increased enrollment and clinical trial completion in 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $8.6 million for the year ended December 31, 2016, and $7.5 million for the year ended December 31, 2015, an increase of $1.1 million. The increase was due primarily to a $0.8 million increase in merger related professional fees and a $0.3 million increase in employee severance related compensation expenses.

Net Loss

Net loss was $21.3 million for the year ended December 31, 2016, and $18.7 million for the year ended December 31, 2015, an increase of $2.6 million, primarily due to an increase in research and development expenses and an increase in selling, general, and administrative expenses due to the reasons stated above.

Liquidity and Capital Resources

Overview

Dipexium has generated no revenue from operations and has incurred cumulative losses of approximately $62.4 million since inception. Dipexium has funded its operations primarily from equity issuances. On March 18, 2014, Dipexium closed an initial public offering of 3,162,500 shares of its common stock at a public offering price of $12.00 per share. Gross proceeds raised by Dipexium in the offering were approximately $38.0 million, and net proceeds to Dipexium were approximately $34.5 million.

On June 30, 2015, Dipexium completed a stock offering issuing 1,702,000 shares of common stock at a price of $12.50 per share, resulting in gross proceeds of $21.3 million and net proceeds of $19.7 million after deducting underwriting discounts of $1.3 million and offering costs of approximately $0.3 million.

Assuming the merger is completed during the first half of 2017, Dipexium expects its cash as of December 31, 2016 to meet its liquidity requirements through at least its anticipated close of the merger, including the closing condition under the Merger Agreement to have at least $12.0 million of “cash,” as defined in the Merger Agreement, available upon the closing of the merger. If the merger is not completed, Dipexium will need to reevaluate its strategic alternatives, which may include continuing to operate its business as an independent, stand-alone company, a sale of the company, liquidation of the company or other strategic transaction. Dipexium’s liquidity position will be dependent upon the strategic alternative selected; however, assuming Dipexium does not enter into another strategic transaction, Dipexium expects its cash as of December 31, 2016 will be sufficient to meet its liquidity requirements for at least the next 12 months.

Additional financing would be required should Dipexium decide to commence a new clinical program for Locilex® in a new, yet-to-be-identified clinical indication. Cash needs to pursue a new clinical indication cannot even be estimated until a promising new indication for Locilex® to target is identified, if ever.

As of December 31, 2016, Dipexium had working capital of approximately $14.9 million, consisting primarily of $16.7 million of cash and short-term investments, offset by $2.1 million of accounts payable and accrued expenses. The following tables sets forth selected cash flow information for the periods indicated:

	For the years ended December 31,
	2016	2015
	(in thousands)
Net cash used in operating activities	$(15,583)	$(14,592)
Net cash provided by (used in) investing activities	27,023	(26,957)
Net cash provided by financing activities	—	19,744
Net increase (decrease) in cash	$11,440	$(21,805)

Net Cash Used in Operating Activities

Net cash used in operating activities was $15.6 million for the year ended December 31, 2016. The net loss for this period was greater than the net cash used in operating activities by $5.7 million, which was primarily attributable to $4.4 million of stock-based compensation, a $1.6 million increase in accounts payable and accrued expenses and offset by a $0.2 million increase in prepaid expenses.

Net cash used in operating activities was $14.6 million for the year ended December 31, 2015. The net loss for this period was greater than the net cash used in operating activities by $4.1 million, which was primarily attributable to $3.8 million of share-based compensation offset by a $0.3 million increase in accounts payable and accrued expenses.

Net Cash Provided by (Used In) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2016 was $27.0 million, which was attributable to Dipexium’s net investments and maturities of United States Treasury Bills.

Net cash used in investing activities for the year ended December 31, 2015 was $27.0 million, which was attributable to Dipexium’s net investments and maturities of United States Treasury Bills.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2015 was $19.7 million, which was attributable to the net proceeds from Dipexium’s June 2015 public offering.

Contractual Obligations

In January 2016, Dipexium entered into a lease for office space commencing in March 2016. The term of the lease is for five years and five months with total minimum lease payments of approximately $1.28 million.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on Dipexium’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. Dipexium is currently assessing the potential impact this ASU will have on the financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, in an effort to simplify accounting for certain aspects of income tax accounting and accounting for forfeitures. The amendments of this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. Dipexium is currently assessing the potential impact this ASU will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which includes amendments that require lessees to recognize a lease liability for all long-term leases (lease terms more than 12 months), at the commencement date. The lease liability is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. The amendments also require lessees to recognize a right-of-use asset for all long-term leases. The right-of-use asset is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset to not recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments in this ASU require qualitative disclosures along with specific quantitative disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases), must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Dipexium is currently evaluating the provisions of this ASU.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on Dipexium’s financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on Dipexium’s financial statements.

Critical Accounting Policies and Estimates

Basis of Presentation

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company,” Dipexium may, under Section 7(a)(2)(B) of the Securities Act of 1933 (or Securities Act), delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies. Dipexium may take advantage of this extended transition period until the first to occur of the date that Dipexium (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period. Dipexium has elected to take advantage of the benefits of this extended transition period. Dipexium’s financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that Dipexium is no longer an “emerging growth company” or affirmatively and irrevocably opts out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to Dipexium’s financial statements and that has a different effective date for public and private companies, Dipexium will disclose the date on which adoption is required for non-emerging growth companies and the date on which Dipexium will adopt the recently issued accounting standard. Dipexium’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires Dipexium to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Dipexium evaluates these estimates and judgments, including those described below. Dipexium bases its estimates on its historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

Share-Based Compensation

Dipexium accounts for the cost of services performed by directors received in exchange for an award of Class A Membership Interests, common stock, or stock options, based upon the grant date fair value of the award. In accordance with the Accounting Standards Codification, Dipexium recognizes compensation expense, net of estimated forfeitures, on a straight-line basis over the vesting period.

Dipexium accounts for the cost of services performed by vendors in exchange for an award of membership interests or common stock based upon the grant date fair value of the award or fair value of the services rendered, whichever is more readily determinable. In accordance with the Accounting Standards Codification, Dipexium recognizes the expense in the same period and in the same manner as if Dipexium had paid cash for the services.

Research and Development Expenses

Although Dipexium manages the conduct of its own clinical trials, Dipexium relies on third parties to conduct its preclinical studies and to provide services, including data management, statistical analysis and electronic compilation for its clinical trials, as well as for the manufacture of its clinical trial supplies. At the end of each reporting period, Dipexium compares the payments made to each service provider to the estimated progress towards completion of the related project. Factors that are considered in preparing these estimates include the number of subjects enrolled in studies, milestones achieved and other criteria related to the efforts of Dipexium’s vendors. These estimates are subject to change as additional information becomes available. Depending on the timing of payments to vendors and estimated services provided, Dipexium records net prepaid or accrued expenses related to these costs.

Off-Balance Sheet Arrangements

Dipexium did not have, during the periods presented, and is currently not party to, any off-balance sheet arrangements.

Seasonality

Dipexium does not have a seasonal business cycle. Dipexium’s operating results are generally derived evenly throughout the calendar year.

Subsequent Events

On January 6, 2017, in connection with the execution of the Merger Agreement, Dipexium loaned PLx $2.0 million (the “Bridge Loan”).

The Bridge Loan accrues interest on all outstanding principal at a rate of 8% per annum and has a maturity date that is the later of (a) October 15, 2017, or (b) the date that is two hundred seventy (270) days following the termination of the Merger Agreement, subject to acceleration in the event that (i) the Merger Agreement is terminated by Dipexium if PLx has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy if such breach has not been cured; and (ii) PLx thereafter consummates a financing of at least $10.0 million or conducts a reorganization, consolidation, or merger of PLx pursuant to which the holders of PLx’s securities prior to such transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or the consummation of the sale, lease, transfer, conveyance or other disposition in one or a series of transactions, of all or substantially all of PLx’s assets, or PLx and its subsidiaries, taken as a whole, to any person or entity.

The Bridge Loan is secured by a first priority perfected security interest in and lien on all right, title and interest of PLx in and to substantially all of its assets. Upon the occurrence of any of the following events that results in a termination of the Merger Agreement, any security interest created by the promissory note shall immediately cease to be effective:

•	if the closing shall not have occurred on or before April 30, 2017 (or such later date as agreed to by the parties to the Merger Agreement) (the “outside date”), except that the right to so terminate the Merger Agreement will not be available to Dipexium or PLx if its failure to fulfill any obligation under the Merger Agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date; and provided, further, however, that, in the event that this joint proxy statement/prospectus is still being reviewed or commented on by the SEC after March 15, 2017, either party shall be entitled to extend the outside date by an additional sixty (60) days;
•	(i) if the Dipexium board of directors changes its recommendation to approve the issuance of shares of Dipexium common stock necessary to complete the merger, (ii) if Dipexium materially breaches its non-solicitation covenants in the Merger Agreement, or (iii) if Dipexium breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to PLx’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time; or
•	if Dipexium enters into an agreement providing for a “superior proposal”.

PLX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of PLx’s financial condition and results of operations together with “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data — Selected Historical Financial Data of PLx” and PLx’s financial statements and the related notes included elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. PLx’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors — Risks Related to PLx” included elsewhere in this joint proxy statement/prospectus.

Overview

PLx is a late-stage specialty pharmaceutical company initially focused on developing the clinically validated and patent-protected PLxGuard delivery system to provide safer and more effective aspirin products. The PLxGuard delivery system works by releasing active pharmaceutical ingredients into the duodenum, the first part of the small intestine immediately below the stomach, rather than in the stomach itself, which PLx believes improves the absorption of many drugs currently on the market or in development, and reduces acute gastrointestinal (GI) side effects of aspirin and ibuprofen, and potentially other drugs.

PLx’s FDA-approved lead product, Aspertec 325 mg, is a novel formulation of aspirin that utilizes the PLxGuard delivery system to reduce acute GI side effects while providing antiplatelet effectiveness for cardiovascular disease prevention as compared with the current standard of care, enteric coated aspirin. A companion 81 mg dose of the same novel formulation — Aspertec 81 mg — is in late-stage development and will be the subject of an sNDA leveraging the already approved status of Aspertec 325 mg.

Financial Overview

Summary

PLx has not generated net income from operations, and at December 31, 2016 had an accumulated deficit of approximately $52.0 million, primarily as a result of research and development and general and administrative expenses. While PLx may in the future generate revenue from a variety of sources, including commercial revenues from sales of Aspertec, license fees, milestone payments and research and development payments in connection with potential future strategic partnerships, PLx has not yet generated any significant revenue. While Aspertec is at a late stage of development, it may never be successfully fully developed or commercialized. Accordingly, PLx expects to incur significant and increasing losses from operations for the foreseeable future as it seeks to commercialize Aspertec and there can be no assurance that PLx will ever generate significant revenue or profits.

Research and development expenses

PLx recognizes both internal and external research and development expenses as incurred. The external research and development expenses consist primarily of:

•	the cost of acquiring and manufacturing clinical trial and other materials, including expenses incurred under agreements with contract manufacturing organizations;
•	expenses incurred under agreements with contract research organizations, investigative sites, and consultants that conduct its clinical trials and a substantial portion of its clinical activities; and
•	other costs associated with development activities, including additional studies.

Internal research and development costs consist primarily of salaries and related fringe benefit costs for PLx’s employees (such as workers’ compensation and health insurance premiums), stock-based compensation charges, travel costs, and allocated overhead expenses.

PLx expects research costs to be minimal in the near future, while its primary focus is on the commercialization of Aspertec.

General and administrative expenses

General and administrative expenses consist principally of personnel-related costs including share based compensation expense, professional fees for legal, intellectual property, consulting, audit and tax services, rent and other general operating expenses not otherwise included in research and development. PLx anticipates general and administrative expenses will increase in future periods, reflecting an expanding infrastructure, other administrative expenses and increased professional fees associated with being a public reporting company. PLx further expects a significant increase in overall sales and marketing costs should PLx successfully commercialize Aspertec.

Other income (expense), net

Other income (expense), net is comprised of interest income and interest expense and loss on debt extinguishment.

Critical accounting policies, significant judgments and use of estimates

This discussion and analysis of PLx’s financial condition and results of operations is based on the financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires PLx to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. The estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the accounting policies discussed below are critical to understanding PLx’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Research and development expense

Research and development expenses include costs incurred in performing research and development activities, personnel related expenses, laboratory and clinical supplies, facilities expenses, overhead expenses, fees for contractual services, including preclinical studies, clinical trials and raw materials. Management estimates clinical trial expenses based on the services received pursuant to contracts with research institutions and contract research organizations which conduct and manage clinical trials on PLx’s behalf. PLx accrues service fees based on work performed, which relies on estimates of total costs incurred based on milestones achieved, patient enrollment and other events. The majority of PLx’s service providers invoice PLx in arrears, and to the extent that amounts invoiced differ from PLx’s estimates of expenses incurred, PLx accrues for additional costs. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and cash flows. To date, PLx has not experienced any events requiring it to make material adjustments to its accruals for service fees. If PLx does not identify costs that it incurred or if PLx underestimates or overestimates the level of services performed, PLx’s actual expenses could differ from its estimates which could materially affect its results of operations. Adjustments to PLx’s accruals are recorded as changes in estimates become evident. In addition to accruing for expenses incurred, PLx may also record payments made to service providers as prepaid expenses that PLx will recognize as expense in future periods as services are rendered.

Stock-based compensation expense

As of December 31, 2016, there were outstanding options for the purchase of a total of 877,865 shares of PLx common stock, with 613,650 options fully vested, and the remaining 264,215 options subject to vesting, typically over a remaining one to two-year period.

PLx expects to continue to grant equity incentive awards in the future as the business expands its number of employees and seeks to retain existing employees, and the actual stock-based compensation expense recognized in future periods will likely increase.

Stock-based compensation costs related to stock options granted to employees are measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. PLx estimates the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions to estimate the fair value of stock-based awards. If PLx had made different assumptions, stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different. These assumptions include:

•	Fair value of PLx’s common stock: Because PLx’s stock is not yet publicly traded, PLx must estimate its fair value, as discussed in “Common stock valuations” below.
•	Expected volatility: As PLx does not have a trading history for its common stock, the expected stock price volatility for its common stock was estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the biopharmaceutical industry that are similar in size, stage of life cycle and financial leverage. PLx did not rely on implied volatilities of traded options in its industry peers’ common stock because the volume of activity was relatively low. PLx intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to PLx, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
•	Expected term: PLx does not believe it is able to rely on its historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term for use in estimating the fair value-based measurement of its options. Therefore, PLx has opted to use the “simplified method” for estimating the expected term of options.
•	Risk-free rate: The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected time to liquidity.
•	Expected dividend yield: PLx has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, PLx used an expected dividend yield of zero.

The estimated fair value of the common stock underlying PLx’s stock options was determined at each grant date by its board of directors. PLx’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of its common stock underlying those options on the date of grant.

The valuations of PLx’s common stock were determined by PLx based on recent transactions in its equity securities, the Board’s own evaluation, and information provided by an independent third-party valuation specialist, which included an analysis of the financial position of PLx using an asset-based approach, liquidation alternative, going concern alternative and option pricing model analysis, and factored in the nature and history of its business, and its fund raising history, earning capacity, dividend-paying capacity and general economic outlook.

Income taxes

PLx files U.S. federal income tax returns. To date, PLx has not been audited by the Internal Revenue Service or any state income tax authority; however, tax years after 2010 remain open for examination by federal and state tax authorities. Management uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood that the resulting deferred tax assets will be realized is assessed. A valuation allowance is provided when it is deemed more likely than not that some portion or all of a deferred tax asset will not be realized.

Results of Operations

Comparison of the years ended December 31, 2016 and 2015

The following table summarizes the reported net loss during the periods indicated (in thousands):

(in thousands)	Year ended December 31,		Change
	2016	2015
Revenue	$20	$172	$(152)
Research and development expenses	79	167	(88)
General and administrative expenses	4,752	1,626	3,126
Other income (expense)	(94)	(2,029)	1,935
Net loss	$(4,905)	$(3,650)	$1,255

Revenues

PLx revenues for the years ended December 31, 2016 and 2015 were $20,000 and $172,000, respectively. As PLx does not yet have any commercial revenues, the decrease for the year was due primarily to the absence of any federal grant revenue in the 2016 period as compared to 2015.

Research and development expense

PLx’s research and development expenses for the years ended December 31, 2016 and 2015 were $79,000 and $167,000, respectively, or a decrease of $88,000. The modest decrease in research and development expenses was due to nominal clinical and product manufacturing activities devoted to Aspertec in 2016 as compared to the prior year. Additionally, research costs and activities in support of federal grants were reduced in line with the absence in federal grant revenues noted above.

General and administrative expense

PLx’s general and administrative expenses for the years ended December 31, 2016 and 2015 were approximately $4.75 million and $1.63 million, respectively, or an increase of approximately $3.1 million due primarily to an approximate $2.1 million increase in non-cash share based compensation expense and the resumption of compensation to senior management in 2016 versus 2015 totaling approximately $1.0 million.

Other income (expense), net

Other income (expense) consists of interest income and expense and loss on debt extinguishment. The decrease in other expenses, net for years ended December 31, 2016 and 2015 is due primarily to (i) an approximate $1.6 million loss on extinguishment of debt in 2015 and (ii) approximately $0.4 million of non-cash amortization of debt discount incurred in 2015.

Liquidity and Capital Resources

Sources of liquidity

Since its inception, PLx has financed its operations primarily through private placements of stock and short-term financing, totaling approximately $44.0 million.

As of December 31, 2016, PLx had approximately $59,000 in cash and cash equivalents. In January 2017, PLx issued an additional $423,700 of short term convertible notes payable of which $108,300 was to related party investors. The short-term convertible notes payable plus accrued interest will convert into common shares of PLx immediately prior to the closing of the merger at a conversion price of $7.84 per share. On January 6, 2017, PLx received the $2.0 million loan proceeds from Dipexium pursuant to the Merger Agreement.

Cash flows

The following table sets forth the primary sources and uses of cash for the periods indicated:

	Year ended December 31,		Change
	2016	2015
	(in thousands)
Net Cash (used in) provided by:
Net Cash (used in) provided by operating activities	$(1,810)	$(955)	$(855)
Net Cash provided by financing activities	1,778	800	978
Net increase (decrease) in cash and cash equivalents	$(32)	$(155)	$123

Cash used in operating activities

Net cash used in operating activities during the years ended December 31, 2016 and 2015 primarily reflected PLx’s net losses adjusted for non-cash equity based compensation expense, amortization of debt discount, loss on extinguishment of debt and changes in working capital. Net cash used in operating activities was approximately $1.8 million and $1.0 million for the years ended December 31, 2016 and 2015, respectively. The $0.9 million increase in net cash used in operating activities was primarily due to the $1.2 million increase in PLx’s net loss partially offset by an approximate $0.3 million positive change in working capital.

Cash provided by financing activities

Net cash provided by financing activities of approximately $1.8 million in the year ended December 31, 2016 was related to proceeds received from the issuance of short term convertible promissory notes. Net cash provided by financing activities of $0.8 million in the year ended December 31, 2015 was related to proceeds from the issuance of short term notes payable, which were extinguished in July 2015 along with accrued interest payable and associated incentive units in exchange for 249,196 shares of common stock.

Contractual Obligations and Commitments

As of December 31, 2016, PLx had minimum lease payments totaling $42,174 under its office operating lease agreement expiring December 31, 2017. In addition, PLx has obligated to pay certain milestone payments in future years totaling $350,000 relating to royalties resulting from the approval to sell licensed products and the resulting sales of such licensed products under the patent license agreement with the Board of Regents of the University of Texas.

Off-balance Sheet Arrangements

Since its inception, PLx has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

JOBS Act Accounting Election

The JOBS Act permits an “emerging growth company” such as PLx to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. PLx is choosing to “opt out” of this provision and, as a result, PLx will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. In connection with PLx’s preparation for the merger, PLx concluded that there were no material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF
THE COMBINED ORGANIZATION

Described below are any transactions occurring since January 1, 2015 and any currently proposed transactions to which either Dipexium or PLx was a party and in which

•	The amounts involved exceeded or will exceed $120,000; and
•	A director, executive officer, holder of more than 5% of the outstanding capital stock of Dipexium or PLx, or any member of such person’s immediate family had or will have a direct or indirect material interest.

Dipexium Transactions

Indemnification Agreements

Dipexium has entered into indemnification agreements with each of its directors. Pursuant to the indemnification agreements, Dipexium has agreed to indemnify and hold harmless these directors to the fullest extent permitted by the DGCL. The agreements generally cover expenses that a director incurs or amounts that a director becomes obligated to pay because of any proceeding to which he is made or threatened to be made a party or participant by reason of his service as a current or former director of Dipexium. The agreements also provide for the advancement of expenses to the directors subject to specified conditions. There are certain exceptions to Dipexium’s obligation to indemnify the directors, including any intentional malfeasance or act where the director did not in good faith believe he was acting in Dipexium’s best interests, with respect to “short-swing” profit claims under Section 16(b) of the Exchange Act and, with certain exceptions, with respect to proceedings that he initiates.

Consulting Services

Dipexium engaged the consulting services of Drug Development Advisors (“DDA”) pursuant to which DDA performed detailed analysis on a number of Dipexium’s preclinical studies in connection with the NDA process. DDA is owned and operated by a member of Dipexium’s board of directors. Dipexium incurred expenses for services provided by DDA in the amounts of $24,550 and $30,734 for the years ended December 31, 2015 and December 31, 2016.

Change of Control and Severance Benefits Agreements

See “The Merger — Interests of the Dipexium Directors and Executive Officers in the Merger — Golden Parachute Compensation” for a description of the terms of these agreements.

PLx Transactions

Indemnification Agreements

PLx has entered into indemnification agreements with each of its directors. Pursuant to the indemnification agreements, PLx has agreed to indemnify and hold harmless these directors to the fullest extent permitted by the DGCL. The agreements generally cover expenses that a director incurs or amounts that a director becomes obligated to pay because of any proceeding to which he is made or threatened to be made a party or participant by reason of his service as a current or former director of PLx. The agreements also provide for the advancement of expenses to the directors subject to specified conditions. There are certain exceptions to PLx’s obligation to indemnify the directors, including any act for which indemnification is found to be impermissible by the final determination of a court, with respect to “short-swing” profit claims under Section 16(b) of the Exchange Act and, with certain exceptions, with respect to proceedings that he initiates.

Convertible Note Offerings

Certain of PLx’s officers and directors have participated in PLx’s unregistered offerings of convertible bridge notes. As of February 15, 2017, the officers and directors of PLx held an aggregate of $588,300 in principal amount of convertible bridge notes, as reflected below under “Principal Stockholders of PLx” and “Principal Stockholders of Combined Organization” — and as described above under “Merger Agreement.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

On December 22, 2016, Dipexium Pharmaceuticals, Inc. (“Dipexium” or the “Company”), a Delaware corporation, through a wholly owned acquisition subsidiary, Dipexium Acquisition Corp. (“AcquireCo”), a Delaware corporation, agreed to acquire 100% of the outstanding capital stock of PLx Pharma Inc. (“PLx”), a Delaware corporation, in a reverse triangular merger and tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code (the “Merger”), pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and between Dipexium, AcquireCo and PLx. Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, among other things, obtaining the requisite approvals of the stockholders of the Company and PLx, including the approval of the charter amendments by the Company’s stockholders, the Company having a minimum level of cash of $12 million at the time of closing, and the effectiveness of a registration statement on Form S-4 relating to the shares of Dipexium common stock to be issued to PLx stockholders pursuant to the Merger Agreement. It is currently anticipated that the Merger will close during the second quarter of 2017.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2016 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 are based on the historical audited financial statements of the Dipexium and PLx after giving the pro forma effect to the Merger. The Merger will be accounted for as a reverse acquisition business combination, using the purchase method of accounting.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 gives effect to the Merger as if it had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 assumes that the Merger took place on that date.

These unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the Merger occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period. With respect to the Pro Forma Financial Statements, the unaudited condensed balance sheet and statement of operations as of and for the year ended December 31, 2016 were derived from (i) the Company’s audited consolidated financial statements as of and for the year ended December 31, 2016, as included in its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on January 20, 2017 and included elsewhere herein, and (ii) PLx’s audited consolidated financial statements as of and for the year ended December 31, 2016 included elsewhere herein.

The pro forma condensed combined financial statements reflect management’s best estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed in the Merger based on a preliminary valuation study performed by an independent third-party valuation firm based on information currently available. Certain valuations and studies necessary to finalize the determination of estimated fair values and estimated useful lives, including with respect to in-process research and development and trademarks, among other things, are incomplete as of the date of this filing. As final valuations are performed, increases or decreases in the fair value of assets acquired and liabilities assumed may result in adjustments, which may be material, to the balance sheet and/or statement of operations.

The unaudited pro forma condensed combined financial statements include adjustments which give effect to the events that are directly attributable to the Merger, are expected to have a continuing impact and are factually supportable.

Dipexium Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 2016

	Dipexium Pharmaceuticals, Inc.	PLx Pharma Inc.	Pro Forma Adjustments	Note 4	Pro Forma
ASSETS
CURRENT ASSETS
Cash and equivalents	$16,675,228	$59,335	$—		$16,734,563
Inventory	—	116,726	—		116,726
Prepaid expenses and other	359,015	13,793	—		372,808
TOTAL CURRENT ASSETS	17,034,243	189,854	—		17,224,097
Property and equipment, net	—	426,634	—		426,634
Intangible assets	—	—	2,300,000	(e)	2,300,000
Goodwill	—	—	3,166,367	(e)	3,166,367
Security Deposit	56,630	—	—		56,630
TOTAL ASSETS	$17,090,873	$616,488	$5,466,367		$23,173,728
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,121,893	$862,995	$2,725,939	(d), (i)	$5,710,827
Accrued interest	—	64,781	(64,781)	(a)	—
Accrued interest – related parties	—	30,344	(30,344)	(a)	—
Convertible notes payable	—	1,297,700	(1,297,700)	(a)	—
Convertible notes payable – related parties	—	480,000	(480,000)	(a)	—
TOTAL CURRENT LIABILITIES	2,121,893	2,735,820	853,114		5,710,827
Deferred revenue	—	200,000	—		200,000
TOTAL LIABILITIES	2,121,893	2,935,820	853,114		5,910,827
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Common Stock, $0.001 par value	11,116	5,566	31,128	(a), (b), (c)	47,810
Additional paid-in capital	77,340,448	49,660,619	(58,280,459)	(a), (b), (c), (e), (f), (g)	68,720,608
Accumulated deficit	(62,382,584)	(51,985,517)	62,862,584	(d), (f), (g)	(51,505,517)
TOTAL SHAREHOLDERS' EQUITY	14,968,980	(2,319,332)	4,613,253		17,262,901
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,090,873	$616,488	$5,466,367		$23,173,728

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Dipexium Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2016

	Dipexium Pharmaceuticals, Inc.	PLx Pharma Inc.	Pro Forma Adjustments	Note 4	Pro Forma
Revenue	$—	$20,000	$—		$20,000
Expenses:
Research and development expenses	12,753,917	78,656	—		12,832,573
Selling, general and administrative expenses	8,613,981	4,752,068	(1,167,027)	(d), (h)	12,199,022
Operating loss	(21,367,898)	(4,810,724)	1,167,027		(25,011,595)
Other income (expense):
Interest income (expense)	46,769	(94,554)	95,125	(a)	47,340
Total other income (expense), net	46,769	(94,554)	95,125		47,340
Net loss	$(21,321,129)	$(4,905,278)	$1,262,152		$(24,964,255)
Basic and diluted loss per common share	$(2.06)				$(0.54)
Basic and diluted weighted-average shares outstanding	10,365,840		36,139,980	(b)	46,505,820

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

On December 22, 2016, Dipexium Pharmaceuticals, Inc. (“Dipexium” or the “Company”), a Delaware corporation, through a wholly owned acquisition subsidiary, Dipexium Acquisition Corp. (“AcquireCo”), a Delaware corporation, agreed to acquire 100% of the outstanding capital stock of PLx Pharma Inc. (“PLx”), a Delaware corporation, in a reverse triangular merger and tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code (the “Merger”), pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and between Dipexium, AcquireCo and PLx. Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, among other things, obtaining the requisite approvals of the stockholders of the Company and PLx, including the approval of the charter amendments by the Company’s stockholders, the Company having a minimum level of cash of $12 million at the time of closing, and the effectiveness of a registration statement on Form S-4 relating to the shares of Dipexium common stock to be issued to PLx stockholders pursuant to the Merger Agreement. It is currently anticipated that the Merger will close during the second quarter of 2017.

Pursuant to the terms of the Merger Agreement, and in connection with the closing of the Merger:

•	the Company will amend its certificate of incorporation to (i) increase the number of authorized shares of its Common Stock, (ii) change its name to PLx Pharma Inc. and, if deemed necessary by PLx, effect a reverse stock split;
•	the combined company’s Board of Directors will consist of 7 directors, 6 of whom will be designated by PLx and 1 will be designated by Dipexium;
•	the combined company’s officers and senior management will be solely comprised of PLx’s officers and senior management;
•	100% of PLx’s common stock outstanding immediately prior to closing will be exchanged for shares of the Company’s Common Stock at an exchange ratio of 6.32 Company shares for each PLx share (the “Exchange Ratio”);
•	Based on the Exchange Ratio and the exchange of shares, former PLx shareholders will own 76.75% of the outstanding shares of the Company, and former Company shareholders will own 23.25% of such outstanding shares;
•	outstanding stock options to purchase PLx common stock held by PLx’s employees and directors will be exchanged for similar options to purchase the Company’s common stock, at the Exchange Ratio; and
•	PLx’s outstanding convertible notes will be converted into shares of PLx’s common stock pursuant to their original terms, and such common stock will subsequently receive Merger consideration.

On January 6, 2017, pursuant to the Merger Agreement, Dipexium provided to PLx $2.0 million of bridge financing in the form of a secured promissory note (the “Note”). The Note will survive the Merger as an intercompany loan agreement which will be eliminated, along with associated interest, in the combined company’s post-Merger consolidated financial statements.

2. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) and are intended to show how the Merger might have affected the historical financial statements if the Merger had been completed on January 1, 2016 for the purposes of the statement of operations and on December 31, 2016 for the purposes of the balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted in these pro forma condensed combined financial statements as permitted by SEC rules and regulations.

The pro forma adjustments reflect the Merger as a reverse acquisition business combination, using the purchase method of accounting.

3. Accounting for the Merger

The Company has concluded that PLx is the accounting acquirer in the Merger and, accordingly, the Merger will be accounted for as a reverse acquisition business combination. The unaudited pro forma condensed combined financial statements reflect accounting for the Merger in accordance with the purchase method of accounting. Under the purchase method, the purchase consideration is allocated to the assets acquired and the liabilities assumed based on their estimated fair values, with any excess of the purchase consideration over the estimated fair values of the identifiable net assets acquired being recorded as goodwill. PLx’s accounting policies and practices did not materially differ from the Company’s accounting policies and practices.

Purchase Consideration

The Merger consideration is estimated to be $17.2 million:

Shares of Dipexium’s common stock outstanding as of December 31, 2016	11,115,747
Estimated fair value of common stock outstanding	$17,229,408

The fair value of the Company’s common stock was calculated using the Company’s closing quoted stock price on January 18, 2017.

Allocation of Purchase Consideration

The following table summarizes the allocation of the purchase consideration to the assets acquired and liabilities assumed on December 31, 2016 based on their preliminary estimated fair values:

Purchase Consideration	$17,229,408
Tangible Assets Acquired:
Cash	$16,675,228
Prepaid expenses and other current assets	415,645
Identifiable Intangible Assets Acquired:
IPR&D	2,200,000
Trademarks	100,000
Liabilities Assumed:
Accounts payable and accrued expenses	(4,407,832)
Deferred tax liabilities	(920,000)
Goodwill	3,166,367
Net Assets Acquired	$17,229,408

The identifiable intangible asset associated with trademarks will be amortized on a straight-line basis over its preliminary estimated useful life of 7 years. In-process research and development (“IPR&D”) and goodwill are considered indefinite lived assets. The Merger was structured as a tax-free reorganization and therefore the Company received carryover basis in the assets and liabilities acquired; accordingly, the Company recognized net deferred tax liabilities associated with the Merger with a preliminary estimated fair value of approximately $0.9 million. The net deferred tax liabilities result in a reduction of PLx’s existing valuation allowance; such reduction will be recognized by PLx in its post-merger statement of operations, but is not reflected in the unaudited pro forma condensed combined statement of operations because it is non-recurring.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

3. Accounting for the Merger  – (continued)

The pro forma adjustments reflect the Merger as a reverse acquisition business combination, using the purchase method of accounting. The pro forma condensed combined financial statements reflect management’s best estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed in the Merger based on a preliminary valuation study performed by an independent third-party valuation firm based on information currently available. Certain valuations and studies necessary to finalize the determination of estimated fair values and estimated useful lives, including with respect to IPR&D and trademarks, among other things, are incomplete as of the date of this filing. As final valuations are performed, increases or decreases in the fair value of assets acquired and liabilities assumed may result in adjustments, which may be material, to the balance sheet and/or statement of operations.

The Company’s legal capital structure (i.e., its outstanding shares of capital stock) is reflected as the combined company’s common stock outstanding. After consummation of the Merger, the combined company’s statement of operations will include PLx’s and the Company’s activities; historical financial statements will solely reflect PLx’s activities, as predecessor entity.

4. Pro Forma Adjustments

The following assumptions and adjustments apply to the unaudited pro forma condensed combined financial statements related to the Merger:

(a)	Represents the pro forma conversion of approximately $1.8 million of PLx’s outstanding convertible notes (and accrued interest thereon of approximately $0.1 million) into approximately 239,000 shares of PLx’s common stock pursuant to their original terms; the pro forma conversion of the convertible debt is assumed to occur as of the earlier of its issuance date or January 1, 2016. Also represents the pro forma elimination of $0.1 million interest expense for the year ended December 31, 2016 and $0.1 million of accrued interest payable as of December 31, 2016.
(b)	Represents the pro forma issuance of 36,693,918 shares of the Company’s common stock in exchange for 100% of PLx’s common stock outstanding (including those shares issued upon conversion of PLx’s convertible notes), pursuant to the Exchange Ratio.
(c)	Represents the pro forma elimination of PLx’s common stock.
(d)	Represents the pro forma impact to the balance sheet of accruing approximately $0.4 million of transaction expenses incurred subsequent to December 31, 2016, and the pro forma impact to the statement of operations of eliminating approximately $1.2 million of transaction expenses incurred in 2016.
(e)	Represents the pro forma impact of the allocation of purchase consideration to the identifiable intangible assets acquired, including IPR&D and trademarks, and to goodwill.
(f)	Represents the pro forma retained earnings impact of the reduction of PLx’s existing valuation allowance against net deferred tax assets of approximately $0.9 million as a result of the acquired net deferred tax liabilities.
(g)	Represents the pro forma impact of eliminating the Company’s historical accumulated deficit of $62.4 million.
(h)	Represents the pro forma straight-line annual amortization of $14,000 for the acquired intangible asset related to trademarks, over its preliminary estimated useful life of 7 years.
(i)	Represents the pro forma impact of accruing for approximately $2.3 million of cash severance payments to former members of Dipexium executive management, expected to be paid at closing.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

5. Pro Forma Loss per Share

Pro forma loss per share, basic and diluted, including pro forma impacts of the Merger, is calculated as follows:

Basic and Diluted	For the Year Ended December 31, 2016
Net loss, as originally reported	$(21,321,129)
Pro forma net loss	$(24,964,255)
Weighted average outstanding shares for the year, as orginally reported	10,365,840
Pro forma adjustment – weighted average common shares issued as consideration	36,139,980
Pro forma weighted average outstanding shares for the year	46,505,820
Basic and diluted loss per share, as originally reported	$(2.06)
Pro forma basic and diliuted loss per share	$(0.54)

COMPARISON OF RIGHTS OF HOLDERS OF DIPEXIUM STOCK AND PLX STOCK

Both Dipexium and PLx are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL.

Current PLx Rights Versus Rights Post-merger

Provision	PLx (Pre-Merger)	Dipexium (Post-Merger)
Authorized Capital Stock	The certificate of incorporation of PLx authorizes the issuance of up to 110,000,000 shares of stock, 100,000,000 of which shall be common stock, par value $0.001 per share, and 10,000,000 of which will be preferred stock, par value $0.001 per share.	The certificate of incorporation of Dipexium authorizes the issuance of 30,000,000 shares of common stock, par value $0.001 per share.
Number of Directors	The bylaws of PLx provide that the number of directors shall be fixed in such manner as may be determined of not less than a majority of directors then in office, but shall not be less than three nor more than thirteen.	The second amended and restated bylaws of Dipexium provide that the number of directors shall not be less one and not more than eleven.
Stockholder Nominations and Proposals	The bylaws of PLx provide that nominations of persons for election to the board of directors of the corporation may be made at an annual meeting of stockholders (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the corporation who (A) was a stockholder of record at the time of giving of the notice provided for in the bylaws and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in the bylaws.	The second amended and restated bylaws of Dipexium provide that nominations made by the board of directors shall be made at a meeting of the board of directors or by written consent of the directors in lieu of a meeting prior to the date of the election meeting. Additionally, the exclusive means by which a stockholder may nominate a director shall be by delivery of a notice to the secretary, not less than 60 days prior to the date of an election meeting, setting forth: (a) the name, age, business address and the primary legal residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the corporation which are owned directly or indirectly of record and directly or indirectly beneficially owned by the nominee and each of its affiliates (within the meaning of Rule 144), including any shares of the corporation owned or controlled via derivatives, hedged positions and other economic and voting mechanisms, (d) any material agreements, understandings or relationships, including financial transactions and compensation, between the nominating stockholder and the proposed nominees and (e) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies in a contested election of such nominees.

Provision	PLx (Pre-Merger)	Dipexium (Post-Merger)
Classified Board of Directors	The bylaws of PLx do not provide for the division of the board of directors into staggered classes.	The second amended and restated bylaws of Dipexium provide that the board of directors may be classified.
Removal of Directors	The bylaws of PLx provide that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 60% of the voting power of all the then-outstanding shares of voting stock, voting together as a single class.	The second amended and restated bylaws of Dipexium provide that if the board of directors is not classified, a director, or the entire board of directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, provided such action is taken in accordance with the provisions of Article 2 hereof. If the board of directors is classified, the stockholders of the corporation may only remove a member of the board of directors for cause, which removal shall only occur at a meeting of the stockholders, duly called, by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the stockholders entitled to vote thereat.
Special Meeting of the Stockholders	The bylaws of PLx provide that special meetings of the stockholders may be called only by the Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the directors which the corporation would have if there were no vacancies.	The second amended and restated bylaws of Dipexium provide that special meetings of the stockholders of the corporation, for any purpose or purposes, unless otherwise proscribed by the DGCL or by the certificate of incorporation, may be called exclusively by: (i) the chairman of the board or the Chief Executive Officer, President or other executive officer of the corporation, (ii) an action of the board of directors or (iii) request in writing of the stockholders of record, and only of record, owning not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the corporation issued and outstanding and entitled to vote.
Cumulative Voting	The certificate of incorporation and bylaws of PLx do not have a provision granting cumulative voting rights in the election of its directors.	The second amended and restated bylaws of Dipexium provide that no stockholder shall have cumulative voting rights.
Vacancies	The bylaws of PLx provide that any vacancy on the board of directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the board of directors, though less than a quorum.	The second amended and restated bylaws of Dipexium provide that if any vacancy occurs in the board of directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, but not the stockholders of the corporation, may choose a successor or fill the newly created directorship.

Provision	PLx (Pre-Merger)	Dipexium (Post-Merger)
Voting Stock	The holders of PLx stock are entitled to one vote for each share of stock.	The certificate of incorporation of Dipexium provides that, except as otherwise provided by law or by the resolution or resolutions, the holders of outstanding shares of common stock shall have the exclusive right to vote for the election of directors and for all other purposes. Except as otherwise required by law or this certificate of incorporation of the corporation, each holder of common stock is entitled to one vote for each share of common stock held of record by such holder with respect to all matters on which holders of common stock are entitled to vote.
Stockholder Action by Written Consent	The certificate of incorporation of PLx provides that any action required or permitted to be taken by the stockholders of PLx must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent.	The second amended and restated bylaws of Dipexium provide that whenever the vote of the stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if stockholders, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, consent in writing to such corporate action being taken; provided, that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by the DGCL.
Notice of Stockholder Meeting	The bylaws of PLx provide that written notice of every meeting of stockholders shall be given by the secretary to each stockholder of record entitled to vote at the meeting, by placing the notice in the mail at least ten days, but not more than sixty days, prior to the date fixed for the meeting.	The second amended and restated bylaws of Dipexium provide that written notice of the annual and each special meeting of stockholders of the corporation, stating the time, place and purpose or purposes thereof, and the means of remote communications, if any, by which stockholders or proxy holders may be deemed to be present in person and able to vote at such meeting, shall be given to each stockholder entitled to vote thereat, not less than ten nor more than sixty days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary of the corporation.
Conversion Rights and Protective Provisions	The certificate of incorporation of PLx and the bylaws of PLx do not provide that holders of PLx stock shall have preemptive, conversion or other protective rights.	The certificate of incorporation and second amended and restated bylaws of Dipexium do not provide that holders of Dipexium stock shall have preemptive, conversion or other protective rights.

PRINCIPAL STOCKHOLDERS OF DIPEXIUM

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed reverse stock split described in Dipexium Proposal No. 3.

Based solely upon information made available to Dipexium, the following table sets forth information as of February 15, 2017 regarding the beneficial ownership of Dipexium common stock by:

•	each person known by Dipexium to be the beneficial owner of more than 5% of outstanding shares of Dipexium common stock;
•	each of Dipexium’s named executive officers, directors and director nominees; and
•	all of Dipexium’s executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 11,129,747 shares of Dipexium common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of Dipexium capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this joint proxy statement/prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is c/o Dipexium Pharmaceuticals, Inc., 14 Wall Street, Suite 3D, New York, New York 10005.

	Amount and Nature of Beneficial Ownership(1)	Percentage of Beneficial Ownership
Directors and Named Executive Officers
David P. Luci(2)	2,341,172	20.1%
Robert J. DeLuccia(3)	2,288,718	19.8%
William J. McSherry, Jr.(4)	61,632	*
Dr. Jack H. Dean(5)	88,625	*
Barry Kagan(6)	59,518	*
Thomas Harrison(7)	188,540	1.7%
Michael Duffy, Esq.(8)	108,540	*
Robert G. Shawah(9)	239,028	2.1%
All directors and executive officers as a group (8 persons)	5,375,347	48.3%

*	Beneficial ownership representing less than 1%.
(1)	Percentage ownership is based on 11,129,747 shares of Dipexium common stock outstanding as of February 15, 2017.
(2)	This amount includes 7,462 shares of Dipexium common stock held by Donna Luci, the wife of Mr. Luci. Mr. Luci disclaims beneficial ownership of the shares held by Donna Luci. This amount also includes an additional 2,800 shares of Dipexium common stock beneficially owned by certain family members of Mr. Luci to which Mr. Luci maintains voting control. Mr. Luci disclaims beneficial ownership of the shares of common stock held by such family members and maintains no pecuniary interest therein. Includes (i) options to purchase an aggregate of 298,826 shares of Dipexium common stock, of which options to purchase 290,524 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 35,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (iii) options to purchase an aggregate of 35,000 shares of Dipexium common stock, of which options to purchase 26,979 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iv) options to purchase an aggregate of 275,000 shares of Dipexium common stock, of which options to purchase 148,958 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.

(3)	This amount includes 17,640 shares of Dipexium common stock held by Rosemary DeLuccia, Mr. DeLuccia’s wife, and 5,600 shares for which Mr. DeLuccia transferred beneficial ownership to certain other family members but maintains voting control. Mr. DeLuccia disclaims beneficial ownership of the shares of Dipexium common stock held by such family members and maintains no pecuniary interest therein. Includes (i) options to purchase an aggregate of 298,826 shares of Dipexium common stock, of which options to purchase 290,524 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 35,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (iii) options to purchase an aggregate of 35,000 shares of Dipexium common stock, of which options to purchase 26,979 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iv) options to purchase an aggregate of 183,322 shares of Dipexium common stock, of which options to purchase 99,304 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(4)	Includes (i) options to purchase an aggregate of 15,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 18,000 shares of Dipexium common stock, of which options to purchase 13,875 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iii) options to purchase 20,00 shares of Dipexium common stock, of which options to purchase 10,833 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(5)	Includes (i) options to purchase an aggregate of 15,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 18,000 shares of Dipexium common stock, of which options to purchase 13,875 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iii) options to purchase 20,000 shares of Dipexium common stock, of which options to purchase 10,833 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(6)	Includes (i) options to purchase an aggregate of 15,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 18,000 shares of Dipexium common stock, of which options to purchase 13,875 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iii) options to purchase 20,000 shares of Dipexium common stock, of which options to purchase 10,833 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(7)	Includes (i) options to purchase an aggregate of 15,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 18,000 shares of Dipexium common stock, of which options to purchase 13,875 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iii) options to purchase 20,000 shares of Dipexium common stock, of which options to purchase 10,833 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(8)	Includes (i) options to purchase an aggregate of 15,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 18,000 shares of Dipexium common stock, of which options to purchase 13,875 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iii) options to purchase 20,000 shares of Dipexium common stock, of which options to purchase 10,833 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.
(9)	Includes (i) options to purchase an aggregate of 85,379 shares of Dipexium common stock, of which options to purchase 83,007 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (ii) options to purchase an aggregate of 35,000 shares of Dipexium common stock, all of which options to purchase shares of Dipexium common stock will have vested within 60 days of February 15, 2017; (iii) options to purchase an aggregate of 65,000 shares of Dipexium common stock, of which options to purchase 50,104 shares of Dipexium common stock will have vested within 60 days of February 15, 2017; and (iv) options to purchase 130,000 shares of Dipexium common stock, of which options to purchase 70,416 shares of Dipexium common stock will have vested within 60 days of February 15, 2017.

PRINCIPAL STOCKHOLDERS OF PLX

The following table and the related notes present information on the beneficial ownership of shares of PLx’s capital stock as of February 15, 2017 by:

•	each director of PLx;
•	each named executive officer of PLx;
•	all of PLx’s current directors and executive officers as a group; and
•	each stockholder known by PLx to beneficially own more than five percent of its common stock.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes 1) 5,565,823 shares of PLx common stock outstanding as of February 15, 2017 and 2) the conversion of $2,463,235 of convertible bridge notes principal and accrued interest as of February 15, 2017 at a price of $7.84/share into 314,188 shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of February 15, 2017 pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, PLx believes that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to PLx by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o PLx Pharma Inc., 8285 El Rio, Suite 130, Houston, TX 77054.

5% Stockholders	Amount and Nature of Beneficial Ownership		Percentage of Beneficial Ownership
	Number of Beneficial Shares	Options Exercisable Within 60 Days
Ronald R. Zimmerman(1)	479,193	142,857	8.0%
Aurus Bios Fondo de Inversion Privado(2)	348,523	1,429	5.9%
Integra Ventures III, L.P.(3)	375,915	—	6.4%
Charles E. Sheedy(4)	345,231	—	5.9%
Reed Morian(5)	311,897	—	5.3%

Directors and Named Executive Officers	Amount and Nature of Beneficial Ownership		Percentage of Beneficial Ownership
	Number of Beneficial Shares	Options and Warrants Exercisable Within 60 Days
Michael J. Valentino(6)	193,991	76,190	3.3%
Natasha Giordano(7)	138,863	137,500	2.3%
Gary L. Mossman(8)	177,283	65,714	3.0%
David E. Jorden(9)	194,149	42,857	3.3%
Gary Balkema(10)	18,255	11,429	*
Robert Casale(10)	14,827	11,429	*
Kirk Calhoun(10)	13,492	11,429	*
John W. Hadden II(10)	14,175	11,429	*
All current executive officers and directors as a group (8 persons)	765,035	367,977	12.2%

*	Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	Mr. Zimmerman is PLx’s Co-Founder and currently serves as Senior Advisor. Includes 1,379 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(2)	The address for Aurus Bios Fondo De Inversion Privado is Av. La Dehesa 1844, Of. 801 — Lo Barnechea, Santiago, Chile.
(3)	The address for Integra Ventures is 300 E. Pine, Seattle, WA 98122. Includes 6,800 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(4)	The address for Mr. Sheedy is 2907 Two Houston Center, Houston, TX 77010. Includes 26,870 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(5)	The address for Mr. Morian is 300 Jackson Hill, Houston, TX 77007. Includes 23,417 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(6)	Mr. Valentino is Executive Chairman of PLx. Includes 50,522 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(7)	Ms. Giordano is President and Chief Executive Officer of PLx. Includes 1,363 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(8)	Mr. Mossman is Chief Operating Officer of PLx. Includes 7,943 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(9)	Mr. Jorden is Acting Chief Financial Officer of PLx. Includes 3,384 common shares from conversion of bridge note principal and accrued interest as of February 15, 2017.
(10)	Mssrs. Balkema, Casale, Calhoun, and Hadden are independent directors of PLx. Includes 6,826, 3,398, 2,063, and 2,746 common shares, respectively, from conversion of bridge note principal and accrued interest as of February 15, 2017.

PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed reverse stock split described in Dipexium Proposal No. 3.

The following table and the related notes present certain information with respect to the beneficial ownership of the combined organization upon consummation of the merger, assuming the closing of the merger occurs on March 31, 2017, and the PLx equity percentage of the combined entity is 76.75% by:

•	each director and named executive officer of the combined organization;
•	all of the combined organization’s directors and executive officers as a group; and
•	each person or group who is known to the management of PLx and Dipexium to become the beneficial owner of more than 5% of the common stock of the combined organization upon the consummation of the merger.

Unless otherwise indicated in the footnotes to this table PLx and Dipexium believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table assumes 11,129,747 shares of Dipexium common stock outstanding as of March 31, 2017. Immediately prior to the merger, PLx will have an assumed 5,882,897 shares of common stock outstanding including 317,074 shares of common stock issued upon conversion of $2,485,860 of bridge note principal and accrued interest. Upon the closing of the merger, the shares of PLx common stock will be converted into the right to receive an aggregate of 36,740,133 shares of Dipexium common stock and there will be a total of 47,869,880 shares of Dipexium common stock outstanding upon the closing of the merger. Shares of Dipexium common stock that may be acquired by an individual or group within 60 days of March 31, 2017, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Dipexium common stock of any other person shown in the table.

	Amount and Nature of Beneficial Ownership		Percentage of Beneficial Ownership
	Number of Shares	Options Exercisable Within 60 Days
5% Stockholders
Ronald R. Zimmerman(1)	2,992,733	892,171	6.1%
Directors and Named Executive Officers
Michael J. Valentino(2)	1,214,396	415,822	2.5%
Natasha Giordano(3)	867,306	868,715	1.8%
David E. Jorden(4)	1,212,694	267,651	2.5%
Gary L. Mossman(5)	1,107,551	410,397	2.3%
Gary Balkema(6)	114,392	71,367	*
Robert Casale(6)	92,790	71,367	*
Kirk Calhoun(6)	84,378	71,367	*
John Hadden II(6)	88,680	71,367	*
David P. Luci(7)	2,483,536	643,826	5.1%
All executive officers and directors as a group (9 persons)	7,265,724	2,941,916	13.4%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Mr. Zimmerman is PLx’s Co-Founder and will serve as Senior Advisor upon the closing of the merger. Includes 8,793 shares of common stock from conversion of bridge note principal and accrued interest as of March 31, 2017.

(2)	Mr. Valentino will be Executive Chairman of Dipexium upon the closing of the merger. Includes 318,404 shares of common stock from conversion of bridge note principal and accrued interest as of March 31, 2017.
(3)	Ms. Giordano will be President and Chief Executive Officer of Dipexium upon the closing of the merger. Includes 8,591 shares of common stock from conversion of bridge note principal and accrued interest as of March 31, 2017.
(4)	Mr. Jorden will be Acting Chief Financial Officer of Dipexium upon the closing of the merger. Includes 21,329 shares of common stock from conversion of bridge note principal and accrued interest as of March 31, 2017.
(5)	Mr. Mossman will be Chief Operating Officer of Dipexium upon the closing of the merger. Includes 49,989 shares of common stock from conversion of bridge note principal and accrued interest as of March 31, 2017.
(6)	Mssrs. Balkema, Casale, Calhoun, and Hadden will be independent directors of Dipexium upon the closing of the merger. Includes 43,015, 21,414, 13,202, and 17,304 shares of common stock, respectively, from conversion of bridge note principal and accrued interest as of March 31, 2017.
(7)	Mr. Luci is continuing as a director of Dipexium upon the closing of the merger.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., will pass upon the validity of the Dipexium common stock offered by this joint proxy statement/prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements of Dipexium Pharmaceuticals, Inc. at December 31, 2016 and 2015, and for each of the years in the two-year period ended December 31, 2016, included in this joint proxy statement/prospectus have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PLx Pharma Inc. at December 31, 2016 and 2015, and for the years then ended, included in this joint proxy statement/prospectus have been audited by GBH CPAs, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROPOSALS OF STOCKHOLDERS

As of the date of this joint proxy statement/prospectus, Dipexium had not received notice of any stockholder proposals for the 2017 annual meeting described herein and proposals received subsequent to the date of this proxy statement will be considered untimely. For a stockholder proposal to be considered for inclusion in Dipexium’s proxy statement for the 2018 annual meeting, the Corporate Secretary must receive the written proposal at the principal executive offices no later than the deadline stated below. Such proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Dipexium Pharmaceuticals, Inc.
Attention: David P. Luci, President, Chief Executive Officer, and Secretary
14 Wall Street, Suite 3D
New York, NY 10005
Tel: (212) 269-2834
Fax: (212) 269-2580

Under Rule 14a-8, to be timely, a stockholder’s notice for a proposal must be received at Dipexium’s principal executive offices not less than 120 calendar days before the date of the proxy statement release to stockholders in connection with the previous year’s annual meeting. However, if Dipexium did not hold an annual meeting in the previous year or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then the deadline is a reasonable time before Dipexium begins to print and send its proxy materials. Therefore, stockholder proposals intended to be presented at the 2018 annual meeting must be received by Dipexium at its principal executive office no later than [•  ], 2017 in order to be eligible for inclusion in Dipexium’s 2018 proxy statement and proxy relating to that meeting. Stockholders wishing to submit proposals to be presented directly at Dipexium’s 2017 annual meeting of stockholders instead of by inclusion in next year’s proxy statement must follow the submission criteria set forth in Dipexium’s By-Laws, and applicable law concerning stockholder proposals. Upon receipt of any proposal, Dipexium will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules concerning the delivery of annual disclosure documents allow Dipexium or your broker to send a single Notice or, if applicable, a single set of Dipexium’s proxy materials to any household at which two or more of Dipexium’s stockholders reside, if Dipexium or your broker believes that the stockholders are members of the same family. This practice, referred to as “householding,” benefits both you and Dipexium. It reduces the volume of duplicate information received at your household and helps Dipexium to reduce its expenses. The rule applies to Dipexium’s Notices, annual reports, proxy statements and information statements. Once you receive notice from your broker or from Dipexium that communications to your address will be “householded,” the practice will continue until you are otherwise notified or until you revoke your consent to the practice. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If your household received a single Notice or, if applicable, a single set of proxy materials this year, but you would prefer to receive your own copy, please contact Advantage Proxy by calling their toll free number, 206-870-8565.

If you do not wish to participate in “householding” and would like to receive your own Notice or, if applicable, set of Dipexium’s annual disclosure documents in future years, follow the instructions described below. Conversely, if you share an address with another holder of Dipexium common stock or preferred stock and together both of you would like to receive only a single Notice or, if applicable, set of Dipexium’s annual disclosure documents, follow these instructions:

•	If your shares are registered in your own name, please contact Advantage Proxy, and inform them of your request by calling them at 260-870-8565 or writing them at P.O. Box 13581, Des Moines, WA 98198.
•	If a broker, bank or other nominee holds your shares, please contact the broker, bank or other nominee directly and inform them of your request. Be sure to include your name, the name of your brokerage firm and your account number.

WHERE YOU CAN FIND MORE INFORMATION

Dipexium files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Dipexium files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Dipexium SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Dipexium also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this joint proxy statement/prospectus, Dipexium has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Dipexium, as well as a proxy statement of Dipexium for its special meeting and an information statement for the purpose of PLx for its written consent.

Dipexium has supplied all information contained in this joint proxy statement/prospectus relating to Dipexium, and PLx has supplied all information contained in this joint proxy statement/prospectus relating to PLx.

If you would like to request documents from Dipexium or PLx, please send a request in writing or by telephone to either Dipexium or PLx at the following addresses:

Dipexium Pharmaceuticals, Inc. 14 Wall Street, Suite 3D New York, NY 10005 Tel:(212) 269-2834 Attn: David Luci	PLx Pharma Inc. 8285 El Rio, Suite 130 Houston, TX 77054 Telephone: (713) 842-1249 Attn: David Jorden

If you are a Dipexium stockholder you may also obtain the information in this joint proxy statement/prospectus from Dipexium’s proxy solicitor at the address and telephone number listed below:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
(206) 870-8565

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

PLX PHARMA INC.

and

DIPEXIUM PHARMACEUTICALS, INC.

and

DIPEXIUM ACQUISITION CORP.

December 22, 2016

Page
ARTICLE VIII CONDITIONS PRECEDENT
8.1 Mutual Conditions Precedent	A-57
8.2 Additional Conditions Precedent to the Obligations of DPRX	A-58
8.3 Additional Conditions Precedent to the Obligations of PLx	A-58
8.4 Notice and Cure Provisions	A-59
ARTICLE IX GENERAL
9.1 Notices	A-59
9.2 Expenses	A-60
9.3 No Assignment	A-60
9.4 Benefit of Agreement	A-60
9.5 Public Announcements	A-60
9.6 Governing Law; Attornment; Service of Process; Waiver of Jury	A-61
9.7 Entire Agreement	A-61
9.8 Third Party Beneficiaries	A-61
9.9 Amendment	A-61
9.10 Waiver and Modifications	A-61
9.11 Severability	A-62
9.12 Further Assurances	A-62
9.13 Injunctive Relief	A-62
9.14 Counterparts	A-62
Schedule I — List of PLx and DPRX executive officers, directors and holders of PLx Shares and DPRX Shares signing PLx Lock-Up Agreement and DPRX Lock-Up Agreement
Schedule 5.10 — Officers of DPRX after the Merger Effective Time
Exhibit A — Form of DPRX Voting Agreement
Exhibit B — Form of PLx Voting Agreement
Exhibit C — Form of PLx Lock-Up Agreement
Exhibit D — Form of DPRX Lock-Up Agreement
Exhibit E — Form of Promissory Note

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT is made as of December 22, 2016, among PLx Pharma Inc. a corporation incorporated under the laws of the State of Delaware (“PLx”), Dipexium Pharmaceuticals, Inc., a corporation incorporated under the laws of the State of Delaware (“DPRX”), and Dipexium Acquisition Corp., a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of DPRX (“AcquireCo”).

WHEREAS, the Parties intend that AcquireCo be merged with and into PLx with PLx surviving such merger on the terms and conditions of this Agreement (the “Merger”) whereby the stockholders of PLx will receive DPRX Shares (as defined herein) in exchange for their PLx Shares (as defined herein).

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a “plan of reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, to cause the Merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that DPRX, PLx and AcquireCo will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

WHEREAS, the board of directors of DPRX (i) has determined that the Merger is fair to, and in the best interests of, DPRX and its stockholders, (ii) has approved, adopted and declared advisable this Agreement, the Merger, the issuance of DPRX Shares to the stockholders of PLx pursuant to the terms of this Agreement, the change of control of DPRX, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of DPRX vote to approve the DPRX Stockholder Resolution (as defined herein).

WHEREAS, the board of directors of AcquireCo (i) has determined that the Merger is fair to, and in the best interests of, AcquireCo and its sole stockholder, (ii) has approved, adopted and declared advisable this Agreement, the Merger, and the other actions contemplated by this Agreement and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement.

WHEREAS, the board of directors of PLx (i) has determined that the Merger is fair to, and in the best interests of, PLx and its stockholders, (ii) has approved, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of PLx vote to approve the Merger.

WHEREAS, in order to induce PLx to enter into this Agreement and to cause the Merger to be consummated, certain directors, officers and stockholders of DPRX (collectively, the “DPRX Specified Stockholders”) intend to enter into voting agreements, in substantially the form attached hereto as Exhibit A, concurrently with the execution of this Agreement, providing that, among other things, the DPRX Specified Stockholders will support the DPRX Stockholder Resolution and the other transactions contemplated by this Agreement (the “DPRX Voting Agreements”).

WHEREAS, in order to induce DPRX and AcquireCo to enter into this Agreement and to cause the Merger to be consummated, the directors, officers and certain stockholders of PLx (collectively, the “PLx Specified Stockholders”) intend to enter into voting agreements, in substantially the form attached hereto as Exhibit B, concurrently with the execution of this Agreement, providing that, among other things, the PLx Specified Stockholders will support the Merger and the other transactions contemplated by this Agreement (the “PLx Voting Agreements” and, together with the DPRX Voting Agreements, the “Voting Agreements”)).

WHEREAS, in order to induce DPRX and AcquireCo to cause the Merger to be consummated, each of PLx’s executive officers, directors and holders of PLx Shares listed on Schedule I will execute lock-up agreements in favor of DPRX prior to the Closing relating to sales and certain other dispositions of DPRX Shares or certain other securities in substantially the form attached hereto as Exhibit C (the “PLx Lock-up Agreements”).

WHEREAS, in order to induce PLx to cause the Merger to be consummated, the individuals listed on Schedule I will execute lock-up agreements in favor of PLx prior to the Closing relating to sales and certain other dispositions of PLx Shares or certain other securities in substantially the form attached hereto as Exhibit D (the “DPRX Lock-up Agreements”).

NOW THEREFORE in consideration of the premises and the covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions.  In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is clearly inconsistent therewith:

“AcquireCo” shall have the meaning ascribed to it in the Recitals.

“Affiliate” shall have the meaning ascribed to it in Rule 405 promulgated under the Securities Act.

“Agreement” means this agreement and plan of merger and reorganization (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in New York, New York are closed for business.

“Certificate” shall have the meaning ascribed to it in Section 2.1(f)(iii).

“Certificate of Merger” means the certificate of merger relating to the Merger.

“Chancery Court” shall have the meaning ascribed to it in Section 9.6(a).

“Closing” shall have the meaning ascribed to it in Section 2.2.

“Closing Date” shall have the meaning ascribed to it in Section 2.2.

“Code” shall have the meaning ascribed to it in the Recitals.

“Contract” means any legally binding contract, agreement, indenture, note, instrument, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which DPRX or any of its Subsidiaries, on the one hand, or PLx or any PLx Subsidiary, on the other hand, is a party or by which DPRX or any of its Subsidiaries, on the one hand, or PLx or any of its Subsidiaries, on the other hand, is bound or affected or to which any of their respective properties or assets is subject.

“DGCL” means the General Corporation Law of the State of Delaware.

“DPRX” shall have the meaning ascribed to it in the Recitals.

“DPRX Acquisition Agreement” shall have the meaning ascribed to it in Section 6.1(a)(iv).

“DPRX Acquisition Proposal” means, at any time, whether or not in writing, any proposal or offer (including any modification or proposed modification thereto), with respect to:

(a) the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any DPRX Shares or other voting securities of DPRX or any of its Subsidiaries representing 20% or more of the outstanding voting securities of DPRX or such Subsidiary; or

(b) the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of DPRX and/or one or more of its Subsidiaries (including equity interests of any Subsidiary of DPRX) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of DPRX and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of DPRX most recently filed prior to such time as part of the DPRX Public Disclosure Record) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect); or

(c) a merger, amalgamation, recapitalization, reorganization, or other business combination (including by way of plan of arrangement) involving DPRX or any of its Subsidiaries whether in a single transaction or a series of related transactions (i) in which DPRX (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of DPRX (or its Subsidiaries), or (iii) in which DPRX (or its Subsidiaries) issues securities representing more than 20% of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under this Agreement), in each case excluding the Transaction and excluding any transaction between only DPRX and/or one or more of its Subsidiaries.

“DPRX Annual Financial Statements” means the audited consolidated financial statements of DPRX as of and for the years ending December 31, 2015 and 2014, together with the notes thereto.

“DPRX Board of Directors” means the board of directors of DPRX.

“DPRX Change of Recommendation” means any of the following:

(a) the DPRX Board of Directors fails to publicly make the DPRX Recommendation or withholds, withdraws, modifies, changes or qualifies in a manner adverse to PLx its approval of the Merger or the DPRX Recommendation;

(b) PLx requests in writing that the DPRX Board of Directors publicly reaffirm the DPRX Recommendation and/or publicly reject any DPRX Acquisition Proposal and the DPRX Board of Directors, in each case, shall not have done so within five Business Days following receipt of such request;

(c) the DPRX Board of Directors accepts, approves, endorses or recommends any DPRX Acquisition Proposal;

(d) DPRX enters into a DPRX Acquisition Agreement related to, or that is intended to or is reasonably expected to lead to, any DPRX Acquisition Proposal; or

(e) DPRX or the DPRX Board of Directors publicly proposes or announces its intention to do any of the foregoing,

it being understood that publicly taking a neutral position or no position with respect to any DPRX Acquisition Proposal until five Business Days following the public announcement of such DPRX Acquisition Proposal shall not be considered a DPRX Change of Recommendation (it being further understood that after five Business Days following the public announcement of such DPRX Acquisition Proposal, continuing to take no position or a neutral position will be deemed to be a DPRX Change of Recommendation).

“DPRX Charter Amendments” means amendments to the Certificate of Incorporation of DPRX that (a) increase the number of authorized DPRX Shares in a manner sufficient to allow for the issuance of all DPRX Shares issuable (i) as Merger Consideration, and (ii) upon exercise of the Replacement PLx Options, (b) changes the name of DPRX to “PLx Pharma Inc.”, and (c) if deemed reasonably necessary by PLx, effect the Reverse Stock Split.

“DPRX Closing Cash” means, as of the Closing Date (a) the total cash, cash equivalents and short-term investments of DPRX, plus (b) security deposits of DPRX of up to $56,630, plus (c) provided that it is paid in accordance with Section 5.5, the Loan Amount, plus (d) up to $350,000 in documented legal fees, accounting fees, NASDAQ listing fees, and printing costs paid or payable by DPRX in connection with the Transaction.

“DPRX Closing Cash Schedule” shall have the meaning ascribed to that term in Section 2.5.

“DPRX Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by DPRX and delivered to PLx concurrently with the execution of this Agreement.

“DPRX Employment Agreement” shall have the meaning ascribed to it in Section 3.1(q)(i).

“DPRX Fairness Opinion” means the opinion of DPRX’s financial advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications and limitations set forth therein, the Equity Exchange Ratio is fair, from a financial point of view, to DPRX.

“DPRX Financial Statements” means the DPRX Annual Financial Statements and the DPRX Interim Financial Statements.

“DPRX Indemnified Party” shall have the meaning ascribed to that term in Section 5.6(a).

“DPRX Intellectual Property” shall have the meaning ascribed to that term in Section 3.1(s)(i).

“DPRX Interim Financial Statements” means the unaudited interim consolidated financial statements of DPRX for the nine months ended September 30, 2016, together with the notes thereto.

“DPRX Lock-up Agreements” shall have the meaning ascribed to it in the Recitals.

“DPRX Material Contract” shall have the meaning ascribed to that term in Section 3.1(o)(i).

“DPRX Meeting” means the special meeting of the DPRX Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement for the purpose of considering and approving the DPRX Stockholder Resolution.

“DPRX Option” means an option to purchase DPRX Shares granted under the DPRX Stock Plan.

“DPRX Parties” means collectively DPRX and AcquireCo and “DPRX Party” means either of them.

“DPRX Percentage” means (A) 23.25%, if DPRX Closing Cash is at least $12,500,000, and (B) 22.5% if DPRX Closing Cash is at least $12,000,000 but less than $12,500,000. For purposes of the definition of “Merger Shares,” the “DPRX Percentage” shall be expressed as (i) 0.2325 in the case of clause (A) of this definition of “DPRX Percentage” or (ii) 0.225 in the case of clause (B) of this definition of “DPRX Percentage.”

“DPRX Plan” shall have the meaning ascribed to that term in Section 3.1(r)(i).

“DPRX Product” shall have the meaning ascribed to it in Section 3.1(t)(viii).

“DPRX Public Disclosure Record” means all documents filed by or on behalf of DPRX on EDGAR since December 31, 2013.

“DPRX Recommendation” means the recommendation of the DPRX Board of Directors that the DPRX Stockholders vote in favor of the DPRX Stockholder Resolution.

“DPRX Senior Management” means the individuals set forth in Section 1.4 of the DPRX Disclosure Letter.

“DPRX Shares” means the shares of common stock, par value $0.001 per share, of DPRX.

“DPRX Specified Stockholders” shall have the meaning ascribed to it in the Recitals.

“DPRX Stockholder” means a holder of one or more DPRX Shares.

“DPRX Stockholder Approval” means the affirmative vote of a majority of the votes cast on the DPRX Stockholder Resolution by the DPRX Stockholders present in person or represented by proxy at the DPRX Meeting.

“DPRX Stockholder Resolution” means the resolution of DPRX Stockholders approving (i) the relevant provisions of the DPRX Charter Amendments that require DPRX Stockholder Approval, and (ii) the issuance of DPRX Shares pursuant to the Merger to be considered and, if thought fit, passed with or without variation at the DPRX Meeting.

“DPRX Stock Plan” means the DPRX 2013 Equity Incentive Plan as amended.

“DPRX Subsidiary” means a Subsidiary of DPRX.

“DPRX Superior Proposal” means an unsolicited bona fide written DPRX Acquisition Proposal (provided, however, that, for the purposes of this definition, all references to “20%” in the definition of “DPRX Acquisition Proposal” as it relates to securities of DPRX shall be changed to “100%” and references to “20%”, as regards the assets of DPRX, shall be changed to “all or substantially all”) made by a Person or Persons acting jointly or in concert (other than PLx and any of its Affiliates) and which, or in respect of which:

(a) the DPRX Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel:

(i) would, if consummated taking into account all of the terms and conditions of such DPRX Acquisition Proposal (but not assuming away any risk of non-completion), result in a transaction which is more favorable to the DPRX Stockholders from a financial point of view than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by PLx pursuant to Section 6.2);

(ii) is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such DPRX Acquisition Proposal and the Person or Persons making such DPRX Acquisition Proposal; and

(iii) that funds, securities or other consideration necessary for the DPRX Acquisition Proposal are or are reasonably likely to be available; and

(b) in the case of a DPRX Acquisition Proposal involving the DPRX Shares, is made available to all of the DPRX Stockholders on the same terms and conditions.

“DPRX Termination Fee” shall have the meaning ascribed to it in Section 7.2(a).

“DPRX Termination Fee Event” shall have the meaning ascribed to it in Section 7.2(b).

“DPRX Warrant” means a warrant to purchase DPRX Shares.

“DPRX Voting Agreements” shall have the meaning ascribed to it in the Recitals.

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system maintained by the SEC.

“Equity Exchange Ratio” shall equal the quotient obtained by dividing (A) the Merger Shares by (B) the Outstanding PLx Shares.

“ERISA” shall have the meaning ascribed to it in Section 3.1(r)(vi).

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exchange Agent” shall have the meaning ascribed to it in Section 2.1(g)(i).

“FDA” means the United States Food and Drug Administration or any successor entity.

“FDA Regulations” shall have the meaning ascribed to it in Section 3.1(t)(iii).

“FDCA” shall have the meaning ascribed to it in Section 3.1(t)(i).

“Form S-4” shall have the meaning ascribed to it in Section 2.3(a).

“Form S-8” shall have the meaning ascribed to it in Section 2.3(i).

“Fraud Policy” shall have the meaning ascribed to it in Section 3.1(t)(iv).

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including NASDAQ or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing.

“HIPAA” shall have the meaning ascribed to it in Section 3.1(t)(i).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in Section 5.6(a).

“Intellectual Property” means all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all United States, Canadian and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) registered or unregistered trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets and (ix) all applications and registrations for the foregoing.

“Intervening Event” means any event, change, effect, development, condition or occurrence that (a) does not relate to any DPRX Acquisition Proposal and (b) is not known and was not reasonably foreseeable to the DPRX Board of Directors as of the date hereof.

“Joint Proxy Statement” shall have the meaning ascribed to it in Section 2.3(a).

“Laws” means any and all laws, statutes, codes, ordinances (including zoning), approvals, rules, regulations, instruments, bylaws, notices, policies, protocols, guidelines, guidance, manuals, treaties or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity.

“Letter of Transmittal” shall have the meaning ascribed to it in Section 2.1(g)(ii).

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Loan Amount” shall have the meaning ascribed to it in Section 5.5.

“Material Adverse Effect”, when used in connection with PLx or DPRX, means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or in the aggregate with all other adverse results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have, a material and adverse effect on (i) the business, operations, results of operations or condition (whether financial or otherwise) of such Party and its Subsidiaries, taken as a whole or (ii) the ability of PLx, DPRX or either Party’s Subsidiaries to perform their covenants or obligations under this Agreement or to consummate the Transaction; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such result, fact, change, effect, event, circumstance, occurrence or development arises out of or results from:

(a) changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions, or political, economic or financial or capital market conditions in any jurisdiction in which such Party or any of its Subsidiaries operates or carries on business;

(b) changes, developments or conditions resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(c) any natural disaster;

(d) changes or developments in or relating to currency exchange or interest rates;

(e) changes or developments affecting the pharmaceutical industry in general;

(f) any change in applicable Laws (other than Orders against a Party or a Subsidiary thereof) or U.S. GAAP;

(g) except for purposes of Sections 3.1(c), 3.1(d), 3.2(c) and 3.2(d), the announcement of the execution of this Agreement or the Transaction;

(h) any actions taken (or omitted to be taken) by DPRX or PLx upon the express written request of the other;

(i) with respect to DPRX, any of the matters described on Section 1.1 of the DPRX Disclosure Letter;

(j) (A) any changes in the share price or trading volume of DPRX Shares or the credit rating or in any analyst’s recommendation with respect to DPRX, or (B) any failure of DPRX to meet projections, guidance, milestones, forecasts or published financial or operating predictions or measures (it being agreed that the facts and circumstances giving rise to any of the foregoing events or failures, unless expressly excluded by another clause of this definition, may constitute and/or may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur); or

(k) with respect to PLx, any of the matters described on Section 1.1 of the PLx Disclosure Letter.

“Merger” shall have the meaning ascribed to it in the Recitals.

“Merger Consideration” shall have the meaning ascribed to it in Section 2.1(f)(iii).

“Merger Effective Time” means the time at which the Merger becomes effective in accordance with Section 2.1(b) and the DGCL.

“Merger Shares” means the total number of DPRX shares to be issued in the Merger to PLx Stockholders pursuant to Section 2.1(f)(iii), determined as follows: (A) the quotient of (i) the Outstanding DPRX Shares divided by (ii) the DPRX Percentage, minus (B) the Outstanding DPRX Shares.

“NASDAQ” means the NASDAQ Capital Market.

“Non-Disclosure Agreement” means the non-disclosure agreement dated as of November 10, 2016 between DPRX and PLx, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any Person, that such action is consistent with the past practices of such Person (including with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Orphan Act” shall have the meaning ascribed to it in Section 3.1(t)(i).

“Outside Date” means April 30, 2017, or such later date as may be (i) established pursuant to Section 7.1(b)(1), or (ii) otherwise agreed to in writing by the Parties.

“Outstanding DPRX Shares” means the total number of DPRX Shares issued and outstanding immediately prior to the Merger Effective Time.

“Outstanding PLx Shares” shall mean the total number of PLx Shares issued and outstanding immediately prior to the Merger Effective Time (which, for the avoidance of doubt, shall include all PLx Shares issued immediately prior to the Merger Effective Time upon the conversion of PLx Convertible Notes).

“Parties” means the parties to this Agreement and “Party” means any one of them.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“Permitted Liens” means, for DPRX or any of its Subsidiaries, or PLx or any of its Subsidiaries, as the context requires: (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in conformity with U.S. GAAP, as applicable; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation; (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto; (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) licenses of non-material Intellectual Property in the ordinary course of business; (vii) any purchase money security interests, equipment leases or similar financing arrangements; (viii) any Liens which are disclosed on the most recent consolidated balance sheet of DPRX or PLx, as applicable, or the notes thereto; and (ix) any Liens that are not material to DPRX, its Subsidiaries or their businesses, taken as a whole or PLx, its Subsidiaries or their businesses, taken as a whole, as applicable.

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“PHSA” shall have the meaning ascribed to it in Section 3.1(t)(i).

“PLx” shall have the meaning ascribed to it in the Recitals.

“PLx Acquisition Proposal” means, at any time, whether or not in writing, any proposal or offer (including any modification or proposed modification thereto), with respect to:

(a) the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any PLx Shares or other voting securities of PLx or any of its Subsidiaries representing 20% or more of the outstanding voting securities of PLx or such Subsidiary; or

(b) the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of PLx and/or one or more of its Subsidiaries (including equity interests of any Subsidiary of PLx) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of PLx and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of PLx most recently filed prior to such time) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect); or

(c) a merger, amalgamation, recapitalization, reorganization, or other business combination (including by way of plan of arrangement) involving PLx or any of its Subsidiaries whether in a single transaction or a series of related transactions (i) in which PLx (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of PLx (or its Subsidiaries), or (iii) in which PLx (or its Subsidiaries) issues securities representing more than 20% of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under this Agreement), in each case excluding the Transaction and excluding any transaction between only PLx and/or one or more of its Subsidiaries.

“PLx Annual Financial Statements” means the audited consolidated financial statements of PLx as of and for the years ending December 31, 2015 and 2014, together with the notes thereto.

“PLx Board of Directors” means the board of directors of PLx.

“PLx Convertible Notes” means those certain convertible promissory notes issued by PLx prior to the Closing Date and convertible into an aggregate maximum of 405,000 PLx Shares.

“PLx Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by PLx and delivered to DPRX prior to the execution of this Agreement.

“PLx Employment Agreement” shall have the meaning ascribed to it in Section 3.2(q)(i).

“PLx Fairness Opinion” means the opinion of PLx’s financial advisors to the effect that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, as of the date of such opinion, the Equity Exchange Ratio was fair, from a financial point of view, to the PLx Stockholders.

“PLx Financial Statements” means PLx Annual Financial Statements and PLx Interim Financial Statements.

“PLx Indemnified Party” shall have the meaning ascribed to that term in Section 5.6(a).

“PLx Interim Financial Statements” means the unaudited consolidated financial statement as of and for the nine months ended September 30, 2016, together with the notes thereto.

“PLx Lock-up Agreements” shall have the meaning ascribed to it in the Recitals.

“PLx Material Contracts” shall have the meaning ascribed to that term in Section 3.2(o)(i).

“PLx Meeting” means the special meeting of PLx Stockholders, including any adjournment or postponement thereof to be called and held in accordance with this Agreement for the purpose of obtaining the PLx Stockholder Approval.

“PLx Option” means an option issued by PLx to purchase PLx Shares.

“PLx Product” shall have the meaning ascribed to it in Section 3.2(r)(viii).

“PLx Recommendation” means the recommendation of the PLx Board of Directors that PLx Stockholders adopt this Agreement.

“PLx Senior Management” means the individuals set forth in Section 1.4 of the PLx Disclosure Letter.

“PLx Share” means a share of common stock, par value $0.001 per share, of PLx.

“PLx Specified Stockholders” shall have the meaning ascribed to it in the Recitals.

“PLx Stock Plan” means the 2015 Omnibus Incentive Plan of PLx, as amended.

“PLx Stockholder” means a holder of one or more PLx Shares.

“PLx Stockholder Approval” means adoption of this Agreement by affirmative vote or consent of PLx Stockholders holding a majority of the outstanding shares of PLx Shares.

“PLx Subsidiary” means a Subsidiary of PLx.

“PLx Voting Agreements” shall have the meaning ascribed to it in the Recitals.

“Proceeding” means a court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding.

“Regulatory Authority” means the FDA and any other federal, state, provincial, local or foreign Governmental Authority with jurisdiction over the authorization, approval, marketing, advertising, sale, pricing, storage, distribution, use, handling and control, safety, efficacy, reliability or manufacturing of pharmaceutical products, including but not limited to human drugs, biologics, and drug combination products.

“Regulatory Authorization” means any registration, authorization, approval, clearance, license, permit, certificate or exemption issued by any Regulatory Authority or Governmental Authority (including new drug applications, new drug submissions, investigational new drug applications, clinical trial applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the products of DPRX or PLx and their respective Subsidiaries.

“Regulatory Guidelines” means applicable rules, guidance, manuals, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Regulatory Authority to the extent that the foregoing do not have the force of law.

“Relevant Laws” shall have the meaning ascribed to it in Section 5.2(b).

“Replacement PLx Options” means the options to acquire DPRX Shares to be issued in exchange for PLx Options pursuant to this Agreement.

“Representatives” means, collectively, with respect to a Person, any officers, directors, employees, consultants, advisors, agents or other representatives (including legal counsel, accountants, investment bankers and financial advisors) of that Person or any Subsidiary of that Person.

“Restraint” shall have the meaning ascribed to it in Section 5.2(e).

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed with any Governmental Authority in connection with, any Taxes and including any other filings relating to Taxes, including all returns in respect of Taxes and other material reports and information under the Code or any foreign country or political subdivision thereof in which the relevant Person carries on business or to a jurisdiction of which it is otherwise subject, any sales or excise tax legislation of any state or any foreign country, or political subdivision thereof or legislation affecting any other Taxes, applicable to such Person pursuant to which it is liable or required to pay or remit Taxes (including any schedules or attachments thereto or amendments thereof).

“Reverse Stock Split” means a reverse stock split of the DPRX Shares in connection with the Merger.

“SEC” means the United States Securities and Exchange Commission or any successor entity.

“Securities Act” means the United States Securities Act of 1933.

“Social Security Act” shall have the meaning ascribed to it in Section 3.1(t)(vii).

“Subsidiary” means, with respect to a specified entity, any:

(a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at all times owned by such specified entity;

(b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c) Subsidiary (as defined in clauses (a) and (b) above) of any Subsidiary (as so defined) of such specified entity.

“Surviving Company” shall have the meaning ascribed to it in Section 2.1(b).

“Tax” or “Taxes” means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including (i) all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings gross receipts, capital, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, license taxes, occupation taxes, real and personal property taxes, land transfer taxes, severance taxes, capital stock taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension payments, surtaxes, harmonized sales tax, abandoned or unclaimed property liabilities (escheat) and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof; (ii) any tax imposed, assessed, collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee; and (iii) any liability for any of the foregoing of a transferee, successor, guarantor, or by contract, or by operation of law, as a result of being a member of a consolidated, combined or unitary tax group.

“Transaction” means, collectively, all the transactions contemplated by this Agreement, including the Merger.

“U.S. GAAP” means accounting principles generally accepted in the United States, consistently applied.

“U.S. Securities Laws” means the Securities Act, the Exchange Act and all other state and federal securities Laws and the rules, regulations and published policies made thereunder.

“Voting Agreement” shall have the meaning ascribed to it in the Recitals.

1.2 Currency.  Except where otherwise specified, all references to currency herein are to lawful money of the United States of America and “$” refers to U.S. dollars.

1.3 Interpretation Not Affected by Headings.  The division of this Agreement into Articles and sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, section or other portion hereof. Unless something in the subject matter or context is clearly inconsistent therewith, references herein to an Article, section or schedule by number or letter or both are to that Article, section or schedule in this Agreement.

1.4 Knowledge and Disclosure.  Any reference in this Agreement to the “knowledge” or the “awareness” of DPRX means to the actual knowledge of the DPRX Senior Management, in their capacities as officers or directors of DPRX and not in their personal capacities or in any other capacity, after making reasonable inquiry regarding the relevant matter, and does not include any knowledge or awareness of any other individual. Any reference in this Agreement to the “knowledge” or the “awareness” of PLx means to the actual knowledge of PLx Senior Management, in their capacities as officers or directors of PLx and not in their personal capacities or in any other capacity, after making reasonable inquiry regarding the relevant matter, and does not include any knowledge or awareness of any other individual.

ARTICLE II
THE MERGER

2.1 The Merger.

(a) DPRX, AcquireCo and PLx agree that the Merger shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement.

(b) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, AcquireCo shall be merged with and into PLx. At the Merger Effective Time, the separate corporate existence of AcquireCo shall cease and PLx shall continue as the surviving company in the Merger (the “Surviving Company”).

(c) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties to the Merger shall file with the Secretary of State of the State of Delaware the Certificate of Merger, executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as DPRX and PLx shall agree and specify in the Certificate of Merger. At and immediately after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger and the DGCL.

(d) The certificate of incorporation of AcquireCo, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The certificate of incorporation of DPRX, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of DPRX until thereafter changed or amended as provided therein or by applicable Law; provided, however, that at the Merger Effective Time, DPRX shall file an amendment to its certificate of incorporation to change the name of DPRX to “PLx Pharma Inc.” The bylaws of AcquireCo, as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(e) The directors and officers of the Surviving Company upon completion of the Merger shall be as set forth in Section 5.10.

(f) At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

(i) Each share of common stock of AcquireCo issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and non-assessable share of common stock of the Surviving Company.

(ii) Each PLx Share that is owned by PLx as treasury stock and each PLx Share that is owned by PLx or any of its Subsidiaries immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Subject to Section 2.1(g), each PLx Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into the right to receive such number of DPRX Shares as is equal to the Equity Exchange Ratio and cash in lieu of any fractional shares of DPRX Shares to be issued or paid in consideration therefor (the “Merger Consideration”) from DPRX, on behalf of AcquireCo. All such PLx Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Merger Effective Time represented any such PLx Share (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Merger Effective Time, the outstanding DPRX Shares or PLx Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of DPRX Shares or PLx Shares, as the case may be, will be appropriately adjusted to provide to PLx and the holders of PLx Shares the same economic effect as contemplated by this Agreement prior to such event.

(g) The exchange of Certificates shall be effected as follows:

(i) Prior to the Merger Effective Time, DPRX shall appoint a bank or trust company reasonably acceptable to PLx to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Merger Effective Time, DPRX shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II through the Exchange Agent, on behalf of itself, certificates representing the DPRX Shares to be delivered as Merger Consideration (or, if uncertificated DPRX Shares will be delivered, DPRX shall make appropriate alternative arrangements) and cash sufficient to make payments in lieu of fractional shares in accordance with Section 2.1(m).

(ii) As promptly as reasonably practicable after the Merger Effective Time (and in any event within four Business Days after the Merger Effective Time), DPRX shall cause the Exchange Agent to mail to each holder of record of PLx Shares a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as PLx may specify acting reasonably, and shall be prepared prior to the Closing, together with instructions thereto.

(iii) Upon (i) in the case of PLx Shares represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of PLx Shares held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor the DPRX Shares into which such PLx Shares have been converted pursuant to Section 2.1(f) (and cash in lieu of any fractional DPRX Share pursuant to Section 2.1(m)). In the event of a transfer of ownership of PLx Shares that is not registered in the transfer records of PLx, the DPRX Shares may be delivered to a transferee if the Certificate representing such PLx Share (or, if such PLx Share is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.1(g), each PLx Share, and any Certificate with respect thereto, shall be deemed at any time from and after the Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of PLx Shares are entitled to receive in respect of such shares pursuant to Section 2.1(f) (and cash in lieu of any fractional DPRX Share pursuant to Section 2.1(m)).

(iv) The DPRX Shares delivered and credited as fully paid in accordance with the terms of this ARTICLE II upon conversion of any PLx Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such PLx Shares. From and after the Merger Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of PLx Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, any Certificates formerly representing PLx Shares (or PLx Shares held in book-entry form) are presented to DPRX or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

(v) Any portion of the Merger Consideration that remains undistributed to the holders of PLx Shares for one year after the Merger Effective Time shall be delivered to DPRX or its designee, and any holder of PLx Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to DPRX for its claim for DPRX Shares.

(vi) None of PLx, DPRX, AcquireCo, the Surviving Company or the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Each of DPRX and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of PLx Shares pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated as having been paid to the holder of PLx Shares in respect of which such deduction or withholding was made.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by DPRX, the posting by such Person of a bond, in such reasonable and customary amount as DPRX may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(j) As soon as practicable following the date of this Agreement and, in any event, prior to the Closing Date, the PLx Board of Directors or an appropriate committee thereof shall adopt such resolutions or take such other actions (including obtaining any required consents and making any required amendments to the PLx Stock Plan) as may be required to effect and/or procure the following:

(i) Each PLx Option that as of the Merger Effective Time is outstanding, shall cease to represent an option or other right to acquire PLx Shares and shall be converted on substantially the same terms and conditions as were applicable under the PLx Option (including vesting conditions, but taking into account any changes thereto provided for in the PLx Stock Plan, in any applicable award agreement, in such option or deemed necessary to comply with applicable Laws (including appropriate adjustments to performance vesting metrics, as applicable)) as of the Merger Effective Time into a stock option to acquire a number of DPRX Shares (rounded up to the nearest whole share) equal to the product of (i) the total number of PLx Shares subject to such PLx Option immediately prior to the Merger Effective Time multiplied by (ii) the Equity Exchange Ratio, at an exercise price per DPRX Share (rounded up to the nearest whole cent) equal to (x) the exercise price per PLx Share applicable to such PLx Option immediately prior to the Merger Effective Time divided by (y) the Equity Exchange Ratio;

(k) The treatment of PLx Stock Plan shall be as follows:

(i) It is the intent of the Parties hereto that the treatment of PLx Options contemplated herein be in a manner that is consistent with the requirements of Section 409A of the Code, including all guidance and regulations issued thereunder.

(ii) DPRX shall, prior to Closing, take all corporate action reasonably necessary to reserve for issuance a sufficient number of DPRX Shares as is equal to the aggregate number of DPRX Shares issuable after the Merger Effective Time upon exercise of the Replacement PLx Options, including seeking the approval, adoption, and filing of the DPRX Charter Amendments.

(iii) As of the Merger Effective Time, DPRX will assume the PLx Stock Plan. As of the Merger Effective Time and assuming the approval, adoption and filing of the DPRX Charter Amendments, DPRX will be able to grant stock awards and options to purchase DPRX Shares, to the extent permissible by applicable Laws and NASDAQ regulations, under the terms of the PLx Stock Plan and issue the reserved but unissued PLx Shares (including shares subject to the unexercised or unissued portions of any PLx Options that expire, terminate or are canceled and shares subject to any PLx Option that are reacquired pursuant to the terms of the agreements under which such shares were issued that return to the PLx Stock Plan pursuant to their terms), except that (i) PLx Shares covered by such awards will be DPRX Shares and (ii) all references to a number of PLx Shares will be (A) changed to reference DPRX Shares and (B) converted to a number of DPRX Shares equal to the applicable number of PLx Shares multiplied by the Equity Exchange Ratio, rounded down to the nearest whole number of DPRX Shares. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Merger Effective Time (subject to the approval, adoption and filing of the DPRX Charter Amendments), the board of directors of DPRX (or, if appropriate, any committee administering employee, individual consultant and director compensation plans) shall adopt such resolutions and take such other actions as may be reasonably required to assume the PLx Stock Plan or to adopt share plans having terms substantially identical to the PLx Stock Plan and covering the awards of DPRX Shares resulting from Section 2.1(j), subject to any adjustments that may be required by applicable Laws. The DPRX Stock Plan (and all DPRX securities issued thereunder) shall continue in full force and effect in accordance with their respective terms.

(l) It is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) this Agreement is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

(m) No fraction of a share of DPRX Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. PLx Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of DPRX with respect to any such fraction of a share that would have otherwise been issued to such PLx Stockholder. Any PLx Stockholder who would otherwise be entitled to receive a fraction of a share of DPRX Shares (after aggregating all fractional shares of DPRX Shares issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale price of DPRX Shares as quoted on The NASDAQ Capital Market for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of this Agreement (as adjusted pursuant to Section 2.1(f)(iii) above).

(n) For purposes of this Agreement, “Dissenting Shares” mean any PLx Shares outstanding immediately prior to the Merger Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with Delaware Law and has not effectively withdrawn or forfeited such demand for appraisal. Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Merger Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the Merger Effective Time into the right to receive the merger consideration set forth in Section 2.1(f)(iii) hereof (if any). PLx will give DPRX prompt notice of any demands received by PLx for appraisal of PLx Shares, withdrawals of such demands, and any other instruments that relate to such demands received by PLx. DPRX and PLx shall jointly participate in all negotiations and proceedings with respect to such demands except as limited by applicable Law. Neither DPRX nor PLx will, except with prior written consent of the other, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

2.2 The Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Jackson Walker L.L.P., located at 2323 Ross Ave., Suite 600, Dallas, Texas 75201, at 11:00 a.m. CST (or such other time and place as DPRX and PLx may mutually agree in writing) on the date (the “Closing Date”) which shall be (i) the earlier of: (A) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in ARTICLE VIII (other than the satisfaction of those conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions); and (B) the date that is the day prior to the Outside Date; provided that the conditions set forth in ARTICLE VIII have been satisfied or waived as of such date; or (ii) such date as mutually agreed in writing by PLx and DPRX. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in ARTICLE VIII, the Merger shall, from and after the Merger Effective Time, have all of the effects provided under applicable Laws.

2.3 Preparation of Joint Proxy Statement and Registration Statements.

(a) As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the SEC (and, if applicable, any other Governmental Authority) (i) mutually acceptable proxy materials which shall constitute (A) the proxy statement relating to the matters to be submitted to the DPRX Stockholders at the DPRX Meeting, and (B) the proxy statement relating to the matters to be submitted to PLx Stockholders at the PLx Meeting (such joint proxy statement, and any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 (of which the Joint Proxy Statement will form a part) with respect to the issuance of DPRX Shares in respect of the Merger (the “Form S-4”).

(b) Each Party will provide legal counsel to the other Party with a reasonable opportunity to review and comment on drafts of the Joint Proxy Statement, Form S-4 and other documents related to the DPRX Meeting or PLx Meeting, as applicable, prior to filing such documents with applicable Governmental Authorities and mailing such documents to the DPRX Stockholders or PLx Stockholders, as applicable. Each Party will include in the Joint Proxy Statement, Form S-4 or such other documents all comments reasonably and promptly proposed by the other Party or its legal counsel, provided, however, that all information relating to PLx and its Subsidiaries included in the Joint Proxy Statement shall be in form and content satisfactory to PLx, acting reasonably, and all information relating to DPRX and its Subsidiaries included in the Joint Proxy Statement shall be in form and content satisfactory to DPRX, acting reasonably.

(c) Each Party shall use all commercially reasonable efforts to have the Joint Proxy Statement cleared by the SEC (and, if applicable, any other Governmental Authority), the Form S-4 to be declared effective by the SEC (and, if applicable, any other Governmental Authority) and to keep the Form S-4 effective as long as is necessary to consummate the Merger. As promptly as practicable after such clearance, DPRX and PLx shall, unless otherwise agreed to by the Parties, cause the Joint Proxy Statement and other documentation required in connection with the DPRX Meeting and the PLx Meeting to be sent contemporaneously to (x) in the case of DPRX, each DPRX Stockholder and (y) in the case of PLx, each PLx Stockholder, as required by applicable Laws. Each Party shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC.

(d) Each Party shall use its commercially reasonable efforts to ensure that the Joint Proxy Statement complies in all material respects with applicable Laws. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement or the Form S-4 prior to filing such documents with the SEC.

(e) DPRX shall advise PLx, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the DPRX Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC (or, if applicable, any other Governmental Authority) for amendment of the Joint Proxy Statement or the Form S-4.

(f) If, at any time prior to the Closing, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by any Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by Law an appropriate amendment or supplement describing such information shall be promptly filed by DPRX and PLx with the SEC (or, if applicable, any other Governmental Authority) and, to the extent required by Law, disseminated to the DPRX Stockholders and PLx Stockholders, as applicable.

(g) The Joint Proxy Statement shall include:

(i) unless DPRX shall have effected a DPRX Change of Recommendation in accordance with the terms of this Agreement, the DPRX Recommendation, a copy of the DPRX Fairness Opinion and the rationale for the DPRX Recommendation; and

(ii) the PLx Recommendation and the rationale for the PLx Recommendation.

(h) As promptly as practicable after the Closing Date, but in any event within 30 days thereafter, DPRX shall file with the SEC a registration statement on Form S-8 (or other applicable form) (the “Form S-8”) in order to register under the Securities Act the DPRX Shares to be issued, offered or sold, as applicable, from time to time after the Merger Effective Time upon exercise of the DPRX Options and Replacement PLx Options.

2.4 Shareholder Meetings.

(a) PLx shall duly take all lawful action to call, give notice of, convene and hold the PLx Meeting in accordance the governing documents of PLx and applicable Law as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining PLx Stockholder Approval as required by the DGCL and this Agreement.

(b) DPRX shall duly take all lawful action to call, give notice of, convene and hold the DPRX Meeting in accordance the governing documents of DPRX and applicable Law, as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the DPRX Stockholder Approval in accordance with the applicable Laws and this Agreement.

(c) Subject to the terms of this Agreement, PLx shall use its commercially reasonable efforts to solicit from PLx Stockholders proxies in favor of the PLx Stockholder Approval and take all other actions that are reasonably necessary or desirable to obtain the approval of the Merger and this Agreement by PLx Stockholders, and take all other actions reasonably requested by DPRX that are reasonably necessary to obtain PLx Stockholder Approval and permit DPRX to assist, and consult with DPRX and keep DPRX apprised, with respect to such solicitation and other actions. Unless this Agreement has been terminated in accordance with ARTICLE VII, subject to Section 2.4(a) this Agreement shall be submitted to PLx Stockholders at the PLx Meeting for the purpose of obtaining PLx Stockholder Approval, and nothing contained herein shall be deemed to relieve PLx of such obligation.

(d) Subject to the terms of this Agreement (including Section 6.2), DPRX shall use its commercially reasonable efforts to solicit from the DPRX Stockholders proxies in favor of the approval of the DPRX Stockholder Resolution, and cooperate with any Persons engaged by PLx, to solicit proxies in favor of the approval of the DPRX Stockholder Resolution and take all other actions that are reasonably necessary to obtain the DPRX Stockholder Approval and permit PLx to assist, and consult with PLx and keep PLx apprised, with respect to such solicitation and other actions. Unless this Agreement has been terminated in accordance with ARTICLE VII, subject to Section 2.4(b), this Agreement shall be submitted to the DPRX Stockholders at the DPRX Meeting for the purpose of obtaining the DPRX Stockholder Approval, and nothing contained herein shall be deemed to relieve DPRX of such obligation.

(e) Unless there has been a DPRX Change of Recommendation in accordance with Section 6.2, neither the DPRX Board of Directors nor any committee thereof shall withdraw (or modify in any manner adverse to PLx), or propose publicly to withdraw (or modify in any manner adverse to PLx), the DPRX Recommendation.

(f) Neither the PLx Board of Directors nor any committee thereof shall withdraw (or modify in any manner adverse to DPRX), or propose publicly to withdraw (or modify in any manner adverse to DPRX), the PLx Recommendation.

(g) PLx shall, prior to the PLx Meeting, keep DPRX reasonably informed of the number of proxy votes received in respect of matters to be acted upon at PLx Meeting, and in any event shall provide such number promptly upon the request of DPRX or its Representatives.

(h) DPRX shall, prior to the DPRX Meeting, keep PLx reasonably informed of the number of proxy votes received in respect of matters to be acted upon at the DPRX Meeting, and in any event shall provide such number promptly upon the request of PLx or its Representatives.

(i) Subject to the terms of this Agreement, PLx shall use commercially reasonable efforts to ensure that the PLx Meeting will occur no more than two Business Days following the DPRX Meeting. Each of DPRX and PLx shall not adjourn, postpone, delay or cancel (or propose for adjournment, postponement, delay or cancellation) the DPRX Meeting or the PLx Meeting, as applicable, without the other Party’s prior written consent, in each case; provided, that:

(i) PLx shall be permitted to adjourn, delay or postpone convening the PLx Meeting if in the good faith judgment of the PLx Board of Directors (after consultation with its outside legal advisors) the failure to adjourn, delay or postpone the PLx Meeting could be reasonably likely to (A) be inconsistent with the fiduciary duties of the PLx Board of Directors under applicable Laws, (B) not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Joint Proxy Statement or Form S-4 or (C) result in the failure to obtain the PLx Stockholder Approval; and

(ii) DPRX shall be permitted to adjourn, delay or postpone convening the DPRX Meeting if in the good faith judgment of the DPRX Board of Directors (after consultation with its outside legal advisors) the failure to adjourn, delay or postpone the DPRX Meeting could be reasonably likely to (A) be inconsistent with the fiduciary duties of the DPRX Board of Directors under applicable Laws, (B) not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Joint Proxy Statement or Form S-4 or (C) result in the failure to obtain the DPRX Stockholder Approval.

(j) PLx and DPRX will each provide notice to the other of the PLx Meeting or the DPRX Meeting, respectively, and shall allow Representatives of the other and its counsel to attend the applicable meeting.

2.5 Calculation of DPRX Closing Cash.  DPRX shall prepare and deliver to PLx three (3) Business Days prior to the Closing, a schedule (the “DPRX Closing Cash Schedule”) setting forth, in reasonable detail, DPRX’s good faith estimate of DPRX Closing Cash to be held by DPRX as of the Closing, together with the work papers and back-up materials used in preparing such DPRX Closing Cash Schedule.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of DPRX.  Except as disclosed in the applicable section or subsection of the DPRX Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the DPRX Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the DPRX Disclosure Letter only to the extent the relevance of such item to such other section or subsection is reasonably apparent on its face) or the DPRX Public Disclosure Record (other than any disclosure contained under the captions “Risk Factors” or “Forward-Looking Statements” or similar captions and any other disclosure contained therein that is predictive, cautionary or forward-looking in nature), DPRX represents and warrants to and in favor of PLx as follows:

(a) Organization and Qualification.  DPRX has been duly incorporated, validly exists and is in good standing under the DGCL and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of the DPRX Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate, legal or other power and authority to own its assets as now owned and to carry on its business as it is now being carried on. DPRX and each of the DPRX Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on DPRX. DPRX has provided or otherwise made available to PLx true, complete and correct copies of the governing documents of each of DPRX and DPRX’s Subsidiaries, in each case as amended.

(b) Authority Relative to this Agreement.  Each DPRX Party has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the DPRX Stockholder Approval, as contemplated in this Agreement) to perform its obligations hereunder and to complete the Transaction. The execution and delivery of this Agreement and the completion by each DPRX Party of the Transaction has been duly authorized by its respective board of directors and no other corporate proceedings on the part of any DPRX Party are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the DPRX Stockholder Approval as contemplated in this Agreement, to adoption of this Agreement by DPRX as sole stockholder of AcquireCo immediately following the execution hereof, and the filing and recordation of the Certificate of Merger pursuant to Delaware Law, the completion by any DPRX Party of the Transaction. This Agreement has been duly executed and delivered by each DPRX Party and constitutes a legal, valid and binding obligation of each DPRX Party enforceable against such DPRX Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity.

(c) Required Approvals.  No authorization, license, Permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery of this Agreement, the performance by any DPRX Party of its obligations hereunder, the completion by the DPRX Parties of the Transaction, other than:

(i) such filings and other actions required under applicable U.S. Securities Laws and the rules and policies of NASDAQ, in each case, as are contemplated by this Agreement; and

(ii) any other authorizations, licenses, Permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to have a Material Adverse Effect on DPRX, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger.

(d) No Violation.  Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(c) and complying with applicable Laws and Orders, the execution and delivery by each DPRX Party of this Agreement, the performance by such DPRX Party of its obligations hereunder and the completion of the Transaction do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i) to the knowledge of DPRX, result in a contravention, breach, violation or default under any Law or Order applicable to DPRX or any of the DPRX Subsidiaries or by which any of its or their respective properties or assets are bound or affected;

(ii) result in a contravention, conflict, violation, breach or default under the governing documents of DPRX or any of the DPRX Subsidiaries;

(iii) result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, any DPRX Material Contract or material Permit to which it or any of the DPRX Subsidiaries is a party or by which it or any of the DPRX Subsidiaries is bound or to which any of its or any of the DPRX Subsidiaries’ properties or assets is subject or give to any Person any interest, benefit or right, including any right of purchase or sale, termination, payment, modification, reimbursement, penalty, cancellation or acceleration, under any such Material Contract or material Permit; or

(iv) result in the suspension or alteration in the terms of any material Permit held by DPRX or any of the DPRX Subsidiaries or in the creation of any Lien upon any of their properties or assets;

except, in the case of each of clauses (i), (iii) and (iv) above, as would not reasonably be expected to have a Material Adverse Effect on DPRX or would not prevent or materially delay the consummation of the Merger.

(e) Capitalization of DPRX.  The authorized capital of DPRX consists of 30,000,000 DPRX Shares. As at the date of this Agreement, there are (i) 10,401,122 DPRX Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable and there are no preferred shares outstanding, (ii) 1,445,013 DPRX Options outstanding under the DPRX Stock Plan providing for the issuance of an aggregate of 1,445,013 DPRX Shares upon the exercise thereof in accordance with their respective terms, (iii) 12,250 DPRX Warrants outstanding providing for the issuance of an aggregate of 12,250 DPRX Shares upon the conversion thereof, (iv) 14,000 DPRX unvested common shares, and (iv) 696,156 additional DPRX Shares reserved for issuance under the Stock Option Plan. None of such 10,401,122 DPRX Shares, 1,445,013 DPRX Options or 12,250 DPRX Warrants are owned by DPRX or any Subsidiary of DPRX. There is no outstanding contractual obligation of DPRX or any of its Subsidiaries to repurchase, redeem or otherwise acquire any DPRX Shares. Except for the DPRX Options and DPRX Warrants, DPRX has no outstanding agreement, subscription, warrant, option, conversion or exchange privilege right, arrangement or commitment (nor has it granted any right or privilege (contingent or otherwise) capable of becoming an agreement, subscription, warrant, option, conversion or exchange privilege, right, arrangement or commitment) obligating it to issue or sell any DPRX Shares or other securities of DPRX, including any security or obligation of any kind convertible into or exchangeable or exercisable for any DPRX Shares or other security of DPRX. Except for the DPRX Options and DPRX Warrants, neither DPRX nor any of the DPRX Subsidiaries has outstanding any stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, DPRX Share price, income or any other attribute of or related to DPRX or any of its Subsidiaries. The DPRX Shares are listed on NASDAQ and, except for such listings, no securities of DPRX or any of the DPRX Subsidiaries are listed on any other stock or securities exchange or market or registered under any securities Laws. There are no outstanding bonds, debentures or other evidences of indebtedness of DPRX or any of the DPRX Subsidiaries having the right to vote (or that are convertible into or exchangeable or exercisable for securities having the right to vote) with the holders of DPRX Shares on any matter. Section 3.1(e) of the DPRX Disclosure Letter sets out a true, complete and correct list of all DPRX Options and DPRX Warrants, the names of the holders thereof, and the grant date of such securities. A true, correct and complete copy of the DPRX Stock Plan has been provided or otherwise made available to PLx. All DPRX Shares issuable in connection with the Merger in accordance with the terms of this Agreement will, prior to the Closing Date, be duly authorized and, as of Closing, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All DPRX Shares issuable upon exercise of the Replacement PLx Options or upon conversion of PLx Convertible Notes, will, prior to the Closing Date or as soon as practicable thereafter, be duly authorized and reserved for issuance and will, upon exercise of such securities or delivery of underlying DPRX Shares, as applicable, in accordance with their respective terms, be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) DPRX Subsidiaries.  Section 3.1(f) of the DPRX Disclosure Letter sets forth a true, complete and correct list of each of the DPRX Subsidiaries, its jurisdiction and form of organization. DPRX or a DPRX Subsidiary is the sole registered and beneficial owner of all of the outstanding shares in the capital of or outstanding shares of capital stock or other ownership, equity or voting interests of the DPRX Subsidiaries free and clear of any Liens (other than Permitted Liens), and no other Person has any option, right, entitlement, understanding or commitment (contingent or otherwise) regarding the right to acquire any such share or interest in any of the DPRX Subsidiaries and no outstanding option, warrant, conversion or exchange privilege or other right, agreement, arrangement or commitment obligating any such entity to issue or sell any share or ownership, equity or voting interest of such entity or security or obligation of any kind convertible into or exchangeable or exercisable for any shares or ownership, equity or voting interests of any such entity. Neither DPRX nor any of the DPRX Subsidiaries own any interest or investment (whether equity or debt) in any other Person, other than a Subsidiary of DPRX, which interest or investment is material to DPRX and the DPRX Subsidiaries, taken as a whole.

(g) Securities Laws Matters.

(i) All documents in the DPRX Public Disclosure Record have been timely filed and, as of the time a document in the DPRX Public Disclosure Record was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the documents in the DPRX Public Disclosure Record complied in all material respects with the applicable requirements of the Exchange Act and (ii) none of the documents in the DPRX Public Disclosure Record contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 3.1(g), the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(ii) DPRX and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning DPRX required to be disclosed by DPRX in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports.

(h) Financial Statements.  The DPRX Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except as otherwise stated in the notes to such statements or in the auditor’s report thereon and subject, in the case of the DPRX Interim Financial Statements, to normal year-end audit adjustments, which are not material to DPRX and the DPRX Subsidiaries, taken as a whole, individually or in the aggregate, and may omit notes which are not material and are not required by applicable Laws or U.S. GAAP. The DPRX Financial Statements present fairly, in all material respects, the consolidated financial position and consolidated results of operations, changes in shareholders’ equity and cash flows of DPRX and the DPRX Subsidiaries as of the respective dates thereof and for the respective periods set forth therein. There are no outstanding loans made by DPRX or any of the DPRX Subsidiaries to any director or officer of DPRX. All documents in the DPRX Public Disclosure Record (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective document in the DPRX Public Disclosure Record), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(i) No Undisclosed Liabilities.  DPRX and the DPRX Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with U.S. GAAP, other than (i) liabilities and obligations disclosed in the DPRX Public Disclosure Record, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the most recent DPRX Annual Financial Statements (other than those specifically disclosed in the DPRX Public Disclosure Record) that have not had and would not reasonably be expected to have, individually or in aggregate with all other liabilities and obligations of DPRX and the DPRX Subsidiaries (other than those disclosed in DPRX Public Disclosure Record), a Material Adverse Effect on DPRX, and (iii) liabilities and obligations incurred in connection with this Agreement and the Transaction. Without limiting anything set forth herein, the DPRX Financial

Statements reflected and continued to reflect, in each case as of the date filed, appropriate reserves under U.S. GAAP for contingent liabilities relating to pending or anticipated litigation and other contingent obligations of DPRX and the DPRX Subsidiaries.

(j) [Reserved].

(k) Compliance with Laws.  Since December 31, 2013, the business of DPRX and of each of the DPRX Subsidiaries has been and is currently being conducted in material compliance with all applicable Laws, Orders and Regulatory Guidelines and neither DPRX nor any DPRX Subsidiary has received any written notice of any alleged material non-compliance or violation of any such Laws, Orders or Regulatory Guidelines. Neither DPRX nor any of the DPRX Subsidiaries has knowingly taken or committed to take any action which would cause DPRX or any of the DPRX Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act, or any applicable Law of similar effect, and, to the knowledge of DPRX, no such action has been taken by any Person acting on behalf of DPRX or any of the DPRX Subsidiaries.

(l) Litigation.  Except as set forth in Section 3.1(l) of the DPRX Disclosure Letter, there is no Proceeding against or involving DPRX or any of the DPRX Subsidiaries (whether in progress, pending or, to the knowledge of DPRX, threatened), and no event or circumstance has occurred which would reasonably be expected to give rise to any such Proceeding. Neither DPRX nor any of the DPRX Subsidiaries nor any of their respective properties or assets is subject to any outstanding Order that would reasonably be expected to (i) prevent or significantly impede or materially delay the completion of the Merger or (ii) have a Material Adverse Effect on DPRX.

(m) Real Property.  Section 3.1(m) of the DPRX Disclosure Letter contains a list of all leases pursuant to which DPRX or any DPRX Subsidiary currently leases real property as tenant. Neither DPRX nor any of the DPRX Subsidiaries owns any real property.

(n) [Reserved].

(o) Contracts.

(i) Except as set forth in the DPRX Public Disclosure Record or in Section 3.1(o) of the DPRX Disclosure Letter, as of the date of this Agreement, none of DPRX or any of the DPRX Subsidiaries is a party to or bound by any of the following types of Contract (each of the following types of Contracts, a “DPRX Material Contract”):

(A) any collective bargaining agreement, or similar Contract with any labor union or association, with respect to its employees, and any Contract with any officer, employee, consultant or director;

(B) any Contract entered into outside of the ordinary course of business that is not terminable by DPRX or any of the DPRX Subsidiaries on three months’ notice or less;

(C) any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment or other Contract relating to the indebtedness of DPRX or any DPRX Subsidiary;

(D) any Contract granting to any Person a right of first refusal or option to purchase or acquire any assets of DPRX or any DPRX Subsidiary;

(E) any real property lease, rental or occupancy agreement under which DPRX or any DPRX Subsidiary continues to have obligations or rights;

(F) any Contract entered into outside of the ordinary course of business pursuant to which DPRX or any DPRX Subsidiary (i) is granted or obtains or agrees to obtain any right to use any material Intellectual Property (excluding commercially available software), (ii) is restricted in its right to use or register any material Intellectual Property owned by DPRX or any of the DPRX Subsidiaries, or (iii) permits or agrees to permit any other Person, to use, obtain, enforce or register any material Intellectual Property owned by DPRX or any of the DPRX Subsidiaries, including any license agreements, option agreements, and covenants not to sue;

(G) except for any non-solicit obligations, any Contract that obligates DPRX or any DPRX Subsidiary or its Affiliates not to compete with another Person, requires DPRX or any DPRX Subsidiary to acquire any product, assets or service exclusively from any other Person, or otherwise contractually restricts DPRX or any DPRX Subsidiary or its Affiliates from acquiring any material product, asset or service from any other Person, or providing products, assets or services to any other Person, or developing or distributing any product to any Person or in any geographic location;

(H) any Contract entered into since December 31, 2013: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar extraordinary transaction with respect to DPRX or any DPRX Subsidiary, (ii) relating to a material acquisition or disposition by a DPRX or any DPRX Subsidiary, (iii) relating to the acquisition, issuance or transfer of any securities of DPRX or any DPRX Subsidiary or (iv) relating to any partnership, strategic alliance or joint venture agreement; and

(I) except for Contracts entered into in the ordinary course of business with any employee, director or officer of DPRX or any DPRX Subsidiary, any Contract with any shareholder of DPRX or any DPRX Subsidiary entered into since December 31, 2013.

(ii) True, correct and complete copies of each DPRX Material Contract in effect on the date hereof that has not been part of the DPRX Public Disclosure Record has been provided or otherwise made available to PLx.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect on DPRX, none of DPRX, the DPRX Subsidiaries or, to the knowledge of DPRX, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under, (in each case, with or without notice or lapse of time or both) any DPRX Material Contract in any material respect, and none of DPRX or any of the DPRX Subsidiaries has received or given any notice of default under any DPRX Material Contract which remains uncured. To the knowledge of DPRX, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any DPRX Material Contract or the inability of a party to any DPRX Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Material Adverse Effect on DPRX. To the knowledge of DPRX, no Person has challenged in writing the validity or enforceability of any DPRX Material Contract.

(iv) Other than pursuant to Voting Agreements with the DPRX Specified Stockholders and except as set forth in Section 3.1(o) of the DPRX Disclosure Letter, there are no shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which DPRX or any of the DPRX Subsidiaries is a party or, to the knowledge of DPRX, with respect to any shares or other equity interests of DPRX or any of the DPRX Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of DPRX or any of the DPRX Subsidiaries.

(v) As of the date of this Agreement, neither DPRX nor any of the DPRX Subsidiaries has received written notice of the termination of, or intent to terminate or otherwise fail to materially perform any DPRX Material Contract.

(p) Taxes.

(i) DPRX and each of its Subsidiaries has duly and timely made or prepared all income and other material Returns required to be made or prepared by it, has duly and timely filed all income and other material Returns required to be filed by it with the appropriate Governmental Authority and has completely and correctly reported all material income and all other amounts or information required to be reported thereon. All material Returns provided or otherwise made available to PLx are true, complete and correct copies of such Returns.

(ii) DPRX and each of the DPRX Subsidiaries has: (A) duly and timely paid all material Taxes due and payable by it; (B) duly and timely withheld all material Taxes and other material amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such material Taxes and other material amounts required by applicable Laws to be remitted by it; and (C) duly and timely collected all material amounts on account of sales or transfer taxes, including goods and services, harmonized, sales, value added and federal, provincial, state or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such material amounts required by applicable Laws to be remitted by it.

(iii) No audit, action, investigation, deficiency, litigation, proposed adjustment or other Proceeding exists or has been asserted in writing or, to the knowledge of DPRX, threatened in writing with respect to income or other material Taxes or income or other material Returns of DPRX or any of its Subsidiaries, and neither DPRX nor any of its Subsidiaries is a party to any Proceeding for assessment, reassessment, or collection of material Taxes and no such Proceeding has been asserted in writing or, to the knowledge of DPRX, threatened in writing against DPRX or any of its Subsidiaries or any of their respective assets, and there are no matters of dispute or matters under discussion with any Governmental Authority relating to income or other material Taxes assessed by any Governmental Authority against DPRX or any of its Subsidiaries or relating to income or other material Returns. No claim has ever been made in writing by any Governmental Authority in a jurisdiction where DPRX or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(iv) There are no currently effective or pending material elections, agreements, or waivers extending the limitation period or providing for an extension of time with respect to the assessment or reassessment of any income or other material Taxes, the filing of any income or other material Return (excluding, for the avoidance of doubt, ordinary course extensions within which to file tax returns), or the payment of any income or other material Taxes by DPRX or any of its Subsidiaries.

(v) There are no Liens for income or other material Taxes on the property or assets of DPRX or any of its Subsidiaries, except for statutory liens for Taxes not yet due and payable.

(vi) Neither DPRX nor any Subsidiary thereof has ever been a member of any consolidated, unitary, combined or similar group for any income or other materials Tax Purposes. Neither DPRX nor any Subsidiary there is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any commercial agreement or arrangement a principal purpose of which does not pertain to Tax). Neither DPRX nor any Subsidiary thereof has any liability for the Taxes of any other Person under law, as a transferee or successor, by contract (other than any commercial agreement or arrangement a principal purpose of which does not pertain to Tax) or otherwise.

(vii) No closing agreement, private letter ruling or similar agreements or rulings concerning Taxes has been entered into, issued or requested by any Governmental Authority with respect to DPRX or any of the DPRX Subsidiaries for any taxable year for which the limitation period has not yet expired.

(viii) The charges, accruals, and reserves for Taxes reflected on the DPRX Interim Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income taxes) are adequate under GAAP to cover Taxes with respect to DPRX and each of its Subsidiaries accruing through the date hereof.

(ix) DPRX is, and at all times since March 2014 has been, treated as a corporation for U.S. federal income tax purposes.

(x) Neither DPRX nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction for any taxable period (or portion thereof) beginning after the Closing as a result of (i) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) entered into by DPRX or any of its Subsidiaries on or before the Closing Date, (ii) any installment sale or open transaction disposition by DPRX or any of its Subsidiaries that occurred before the Closing Date, (iii) a change in method of accounting or use of an improper method of accounting with respect to DPRX or any of its Subsidiaries for a taxable period ending on or before the Closing Date, (iv) an election under Section 108(i) of the Code by DPRX or any of its Subsidiaries on or before the Closing Date, or (iv) the receipt of any prepaid revenue by a by DPRX or any of its Subsidiaries before the Closing Date.

(xi) (x) Neither DPRX nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(xii) Neither DPRX nor any of its Subsidiaries has distributed equity interests of another Person, or has had its equity interests distributed by another Person, during the last two (2) years in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(q) Employment Agreements and Collective Agreements.  Except as set forth in the DPRX Public Disclosure Record, none of DPRX or any of the DPRX Subsidiaries are parties to or bound or governed by (or currently negotiating in connection with entering into), or subject to, or has any liability with respect to:

(i) any employment, retention or change of control agreement with, or any written or oral agreement, commitment, obligation, arrangement, plan or understanding providing for any retention, bonus, severance, change of control, retirement or termination payments to any current or, to the extent remaining outstanding, former director, officer or employee of DPRX or any of DPRX’s Subsidiaries (each, a “DPRX Employment Agreement”);

(ii) any collective bargaining or union agreements or other Contract with a labor union, labor organization or employee association, or any actual or, to the knowledge of DPRX, threatened application for certification, recognition or bargaining rights in respect of DPRX or any of the DPRX Subsidiaries, or any Proceeding seeking to compel DPRX or any of the DPRX Subsidiaries to bargain with any labor organization as to wages or conditions of employment;

(iii) any organized labor dispute, work stoppage or slowdown, strike or lock-out relating to or involving any employees of DPRX or any of the DPRX Subsidiaries; or

(iv) any actual or, to the knowledge of DPRX, threatened grievance, claim or other Proceeding arising out of or in connection with any labor or employment matter by DPRX or any of the DPRX Subsidiaries or the termination thereof except as would not be expected to have a Material Adverse Effect on DPRX.

True, complete and correct copies of the agreements, arrangements, plans and understandings referred to in paragraphs (i) and (ii) of this Section 3.1(q) have been provided or otherwise made available to PLx. Except as would not be expected to have a Material Adverse Effect on DPRX, each of DPRX and the DPRX Subsidiaries is in material compliance with all applicable Laws (domestic and foreign), Orders, Contracts and DPRX material policies relating to employment, employment practices, wages, hours and terms and conditions of employment.

(r) Pension and Employee Benefits.

(i) Section 3.1(r)(i) of the DPRX Disclosure Letter sets forth a true, complete and correct list of each employee benefit and compensation plan, agreement, program or arrangement, whether written or unwritten, including without limitation, any option, restricted share unit, deferred share unit, stock purchase, or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan or health and welfare plan, or DPRX Employment Agreement, for any current or former employee or director, to the extent the potential liability remains outstanding, of, or other service provider to, DPRX or any of its Subsidiaries participates in, is a party or contributes to, or with respect to which DPRX or any of its Subsidiaries could reasonably be expected to have any liability (each, a “DPRX Plan”).

(ii) With respect to each DPRX Plan, DPRX has provided or otherwise made available to PLx (A) a true and complete copy of each DPRX Plan, including any amendments thereto and all material supporting documents; (B) latest annual report, if any; (C) copies of all material communications received in the last three years with applicable Government Authority; (D) each trust or other funding arrangement, (E) each summary plan description (if applicable) and (F) where applicable, the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(iii) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee or officer of DPRX to termination or severance pay, unemployment compensation or any other payment, (B) accelerate the time of funding (through a grantor trust or otherwise), payment or vesting, or increase the amount of compensation or benefit due any such employee or officer, or (C) cause amounts payable under the DPRX Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. No employee or individual consultant or independent contractor is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed upon such person.

(iv) Each DPRX Plan has been established, registered, qualified, funded, invested, operated and administered in all material respects in accordance with its terms and applicable Law (including Section 409A of the Code). There are no pending, or to the knowledge of DPRX, threatened actions, suits, disputes or claims by or on behalf of any DPRX Plan, by any employee or beneficiary covered under any such DPRX Plan, as applicable, or otherwise involving any such DPRX Plan (other than routine claims for benefits).

(v) No DPRX Plan provides welfare or post-retirement benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service to employees or former employees or to the beneficiaries or dependents of such employees, other than coverage mandated solely by applicable Law.

(vi) No DPRX Plan is governed by, and DPRX has no liability under, Section 401(a) of the Code or US Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Neither DPRX, nor any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group”, with DPRX, in each case as defined in Sections 414(b), (c), (m) or (o) of the Code sponsors, contributes to or has any liability under, and in the past six years sponsored, contributed to or had liability under, a plan subject to Title IV or Section 302 of ERISA.

(vii) There has been no amendment to, written interpretation or announcement (whether or not written) by DPRX or any of its Subsidiaries relating to, or change in employee participation or coverage under, a DPRX Plan which would increase materially the expense of maintaining such DPRX Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015. There has been no termination of any material DPRX Plan since January 1, 2016.

(viii) All contributions, premiums or Taxes required to be made or paid by DPRX or any of its Subsidiaries, as the case may be, under or in connection with the DPRX Plans have been made in a timely fashion in accordance with Laws and the terms of the applicable DPRX Plan. There are no unfunded liabilities in respect of any DPRX Plan and have been properly reflected in the DPRX Financial Statements.

(s) Intellectual Property.

(i) Section 3.1(s)(i) of the DPRX Disclosure Letter sets forth a correct and complete list of all (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by DPRX and the DPRX Subsidiaries in any jurisdiction in the world (collectively, “DPRX Intellectual Property”). DPRX or one of the DPRX

Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations (including Patents), record owner or exclusive licensee of the record owner of each item of DPRX Intellectual Property set forth in Section 3.1(s)(i) of the DPRX Disclosure Letter, and, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on DPRX, to the knowledge of DPRX, all such Intellectual Property is subsisting, valid, and enforceable. All required filings and fees related to the (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by DPRX and the DPRX Subsidiaries have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars.

(ii) DPRX or one of the DPRX Subsidiaries owns, or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property (A) related to the products or product candidates presently used in the conduct of the business of DPRX or one of the DPRX Subsidiaries and (B) used or held for use in, or necessary to conduct, the business and operations of DPRX and the DPRX Subsidiaries as presently conducted.

(iii) There are no Orders, writs, injunctions or decrees to which DPRX or any of the DPRX Subsidiaries is subject with respect to any material DPRX Intellectual Property.

(iv) To the knowledge of DPRX, there is no valid basis for a claim of infringement, misappropriation or other violation of material Intellectual Property rights against DPRX or any of the DPRX Subsidiaries in respect of the conduct of their businesses as currently conducted.

(v) To the knowledge of DPRX, no Person is infringing, misappropriating or otherwise violating any material DPRX Intellectual Property owned, used or held for use by DPRX and the DPRX Subsidiaries in the conduct of the business of DPRX and the DPRX Subsidiaries as presently conducted, and no such claims have been asserted or threatened against any Person by DPRX or the DPRX Subsidiaries or, to the knowledge of DPRX, any other Person, in the past six years.

(vi) To the knowledge of DPRX, there has been no claim asserted or threatened, or Proceedings of any kind pending or in progress, challenging the scope, validity or enforceability of any material DPRX Intellectual Property applications or registrations (including Patents) owned by or licensed to DPRX or any of the DPRX Subsidiaries.

(t) Regulatory Matters.

(i) Since December 31, 2013, the businesses of each of DPRX and the DPRX Subsidiaries have been and are being conducted in material compliance with all Laws governing the quality, identity, strength, purity, safety, efficacy, investigation, development, record keeping, reporting, testing, development, manufacturing, processing, packaging, labeling, storage, transportation, importation, exportation and distribution of pharmaceutical drugs, including, to the extent applicable (A) the Federal Food, Drug, and Cosmetic Act of 1938, 21 U.S.C. §301 et seq. (“FDCA”); (B) the Public Health Service Act of 1944 (the “PHSA”); (C) United States federal Medicare and Medicaid statutes and related state or local statutes or regulations; (D) United States federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b))), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729, et seq.), the Physician Payments Sunshine Act, the Prescription Drug Marketing Act of 1987, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), and any comparable state, provincial or local Laws; (E) the Orphan Drug Act of 1983, 96 Stat. 2049 (the “Orphan Act”), (F) state licensing, disclosure and reporting requirements; (G) all Laws similar to the foregoing in all other jurisdictions; and (H) all binding rules and regulations issued under such Laws.

(ii) Each of DPRX and the DPRX Subsidiaries holds all Regulatory Authorizations necessary for the lawful operating of their businesses and the import, testing, handling, storage, or transportation, as applicable, of each of their products. Except as set forth in Section 3.1(t)(ii) of the DPRX Disclosure Letter, all such Regulatory Authorizations are valid and in full force and effect, or in the process of being obtained in the ordinary course of business. Since December 31, 2013, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Regulatory Authorization, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on DPRX. DPRX and each of the DPRX Subsidiaries are in material compliance with the terms of all Regulatory Authorizations, and no event has occurred that, to the knowledge of DPRX, would reasonably be expected to result in the suspension, revocation, cancellation, nonrenewal or adverse modification of any Regulatory Authorization.

(iii) All pre-clinical and clinical investigations conducted or sponsored by DPRX or any of DPRX Subsidiaries have been since December 31, 2013 and are being conducted in compliance in all material respects with all applicable Laws and Regulatory Guidelines administered or issued by the applicable Regulatory Authorities, including where applicable (A) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (B) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations (collectively, the “FDA Regulations”), (C) Division 5 of the Canada Food and Drug Regulations regarding Drugs for Clinical Trials Involving Human Subjects, and (D) federal, state and provincial Laws and Regulatory Guidelines restricting the collection, use and disclosure of individually identifiable health information and personal information. Neither DPRX nor the DPRX Subsidiaries have received any written notice, correspondence or other communication from any Regulatory Authority, since December 31, 2013 initiating or requiring, and are not aware of any facts which are reasonably likely to cause, the termination, suspension or materially adverse modification of any clinical trial conducted or sponsored by DPRX or the DPRX Subsidiaries.

(iv) All material reports, documents, claims, permits, applications, accreditations and notices required to be filed, maintained or furnished to the FDA or any other Regulatory Authority by DPRX and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, permits, applications, and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing. Neither DPRX nor any of its Subsidiaries, nor, to the knowledge of DPRX, any officer, employee, agent or distributor of DPRX or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority, or, to the knowledge of DPRX, committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in the FDA Compliance Policy Guides §120.100 (the “Fraud Policy”) or for any other Regulatory Authority to invoke any similar policy.

(v) DPRX and any of DPRX Subsidiaries (A) is not a party to and does not have any obligations under any settlement agreement entered into with any Regulatory Authority and (B) since December 31, 2013, has not been the subject of any Regulatory Authority or medical reimbursement investigation other than routine audits and reviews, in either case that would not be expected to have a Material Adverse Effect on DPRX.

(vi) Neither DPRX nor any of DPRX Subsidiaries, nor, to the knowledge of DPRX, any officer, employee, agent or distributor of DPRX or any of DPRX Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither DPRX nor any of its Subsidiaries, nor, to the knowledge of DPRX, any officer, employee, agent or distributor of DPRX or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the United States federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Law or program.

(vii) Each product candidate currently under development by DPRX and which is subject to the FDCA or any similar Law or Regulatory Guidelines in any foreign jurisdiction that is or has been developed, manufactured, and/or tested by or on behalf of DPRX or any of the DPRX Subsidiaries (each a “DPRX Product”) is being or has been developed, imported, tested, handled, stored, transported, or exported in material compliance with all applicable requirements under the FDCA and applicable state, provincial and similar Laws and Regulatory Guidelines, including those relating to investigational use, special access, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping, filing of reports and security except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on DPRX. To DPRX’s knowledge, no employee of DPRX or a DPRX Subsidiary responsible for management of the import, testing, manufacturing, handling, storage, transportation, or export of the DPRX Products has been sanctioned by a Governmental Authority for non-compliance with applicable Laws or Regulatory Guidelines.

(viii) (A) Neither DPRX nor any of the DPRX Subsidiaries nor, to DPRX’s knowledge to the extent it relates to any DPRX Products, any subcontractors, contract manufacturers or other vendors has, since December 31, 2013, received any FDA Form 483, notice of adverse finding, notice of violation, untitled letter, warning letter, or other similar correspondence or notice from the FDA, state, or any other Regulatory Authority, and (B) there is no action or proceeding pending or, to the knowledge of DPRX, threatened, in the case of either (A) or (B): (I) contesting the premarket clearance or approval of, the uses of, the reimbursement of, or the labeling or promotion of any DPRX Product (II) contesting the compliance with Law or Regulatory Guidelines of any facility where a DPRX Product is developed, tested, manufactured, handled, stored, distributed or transported or (III) otherwise alleging any violation applicable to any DPRX Product or manufacturing process of any Law or Regulatory Guidelines by DPRX or DPRX’s Subsidiaries.

(ix) Since December 31, 2013, DPRX and DPRX’s Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal or replacement, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, lack of efficacy, adulteration, misbranding or lack of regulatory compliance of any DPRX Product. DPRX and DPRX’s Subsidiaries are not aware of any facts which are reasonably likely to cause, and neither DPRX nor any of the DPRX Subsidiaries has received any written notice that the FDA or any other Regulatory Authority or Governmental Authority has commenced, or threatened to initiate, any action to cause (A) the seizure, recall, market withdrawal or replacement of any DPRX Product, (B) a change in the marketing classification or a material change in the labeling or advertising of any DPRX Product, or (C) a termination, suspension, or injunction of the manufacture, marketing, storage or distribution of any DPRX Products. DPRX and DPRX’s Subsidiaries have complied in all material respects with all recalls, market withdrawals or other corrective action and have no obligation or liability with respect to any recall, market withdrawal or corrective action.

(u) Books and Records.  The corporate records and minute books of DPRX and the DPRX Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to the fact that, the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders except that minutes of certain recent meetings of the DPRX Board of Directors or committees thereof have not been finalized as of the date hereof. The financial books, records and accounts of DPRX and the DPRX Subsidiaries (i) have in all material respects been maintained in accordance with good business practices and in accordance with U.S. GAAP and with the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years, and (ii) accurately and fairly reflect, in all material respects, the basis for the consolidated financial statements of DPRX. All such corporate records and minute books of DPRX and the DPRX Subsidiaries have been provided or otherwise made available to PLx.

(v) Opinion of DPRX Financial Advisor.  The DPRX Board of Directors has received the opinion of DPRX’s financial advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications and limitations set forth therein, the Equity Exchange Ratio is fair, from a financial point of view, to DPRX. A true, correct and complete copy of such written opinion will be provided by DPRX to PLx, solely for informational purposes, not later than two Business Days after the date hereof.

(w) Board of Directors Approval.  The DPRX Board of Directors has determined that the Transaction is fair, from a financial point of view, to DPRX and is in the best interests of DPRX, has approved the execution and delivery of this Agreement and the entering into of the Transaction, and has resolved to recommend that DPRX Stockholders vote in favor of the DPRX Stockholder Resolution.

(x) Full Disclosure.  No representation or warranty of DPRX contained in this Agreement, no statement of DPRX contained in the DPRX Disclosure Letter or in any certificate furnished to PLx pursuant to any provision of this Agreement and no information included in the DPRX Public Disclosure Record contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

(y) [Reserved].

(z) Insurance.  Section 3.1(z) of the DPRX Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all insurance policies owned by DPRX or any DPRX Subsidiary. All current insurance policies and contracts of DPRX and the DPRX Subsidiaries are in full force and effect and are valid and enforceable, and all premiums due thereunder have been paid. None of DPRX nor any of the DPRX Subsidiaries has received notice of cancellation or termination with respect to any material insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) nor, to the knowledge of DPRX, have any claims been denied under any current insurance policies, and, to the knowledge of DPRX, no threat has been made to cancel any insurance policy or contract of DPRX or any DPRX Subsidiary as of the date of this Agreement, or to deny any claim under current insurance policies or contract.

(aa) Stockholder Approval.  The only vote of the DPRX Stockholders required to approve the DPRX Stockholder Resolution in accordance with applicable Law is the DPRX Stockholder Approval. No other vote of the securityholders of DPRX is required by Laws, the governing documents of DPRX or otherwise to adopt this Agreement and approve the Transaction.

(bb) Brokers and Finders.  Except as set forth in Section 3.1(bb) of the DPRX Disclosure Letter, neither DPRX nor any of its Subsidiaries has used any broker or finder in connection with the transactions contemplated hereby, and no other broker, finder or investment banker is entitled to any fee or commission from DPRX or any of its Subsidiaries in connection with the transactions contemplated hereby, and no Person is or may become entitled to receive any fee or other amount from DPRX or any of its Subsidiaries in connection with the transactions contemplated hereby. A true and correct copy of the engagement letter with DPRX’s financial advisor in connection with the transactions contemplated hereby has been provided to PLx or otherwise been made available and has not been subsequently amended, waived or supplemented.

(cc) No Other Representations and Warranties.  Except for the representations and warranties made by DPRX in this Section 3.1, neither DPRX nor any other Person makes any express or implied representation or warranty with respect to DPRX or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and DPRX hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by DPRX in this Section 3.1, neither DPRX nor any other Person makes or has made any representation or warranty to PLx or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to DPRX, any of the DPRX Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to PLx or any of its Representatives in the course of their due diligence investigation of DPRX, the negotiation of this Agreement or the consummation of the Transaction, including the accuracy, completeness or currency thereof, and neither DPRX nor any other Person will have any liability to PLx or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, DPRX acknowledges and agrees that none of PLx or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by PLx in Section 3.2, including any implied representation or warranty as to the accuracy or completeness of any information regarding PLx furnished or made available to DPRX, or any of its Representatives.

(dd) Disclosure; DPRX Information.  The information relating to DPRX or its Subsidiaries to be supplied by or on behalf of DPRX for inclusion or incorporation by reference in the Joint Proxy Statement will not, on the date the Joint Proxy Statement is first mailed to DPRX Stockholders or at the time of the DPRX Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by DPRX or AcquireCo with respect to the information that has been or will be supplied by PLx or any of it Representatives for inclusion in the Joint Proxy Statement.

(ee) DPRX Voting Agreements.  To DPRX’s knowledge, the DPRX Specified Stockholders representing, as of the execution of this Agreement, not less than 35% of the outstanding DPRX Shares have delivered to DPRX true and complete and duly executed copies of the DPRX Voting Agreements. As of the date hereof, to DPRX’s knowledge, each DPRX Voting Agreement is in full force and effect and, to the knowledge of DPRX, represents a valid, binding and enforceable obligation of the DPRX Specified Stockholders except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.2 Representations and Warranties of PLx.  Except as disclosed in the applicable section or subsection of the PLx Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the PLx Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the PLx Disclosure Letter only to the extent the relevance of such item to such other section or subsection is reasonably apparent on its face), PLx represents and warrants to and in favor of DPRX as follows:

(a) Organization and Qualification.  PLx has been duly incorporated, validly exists and is in good standing under the DGCL and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of the PLx Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate, legal or other power and authority to own its assets as now owned and to carry on its business as it is now being carried on. PLx and each of the PLx Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to be have a Material Adverse Effect on PLx. PLx has provided or otherwise made available to DPRX true, complete and correct copies of the governing documents of each of PLx and PLx’s Subsidiaries, in each case as amended.

(b) Authority Relative to this Agreement.  PLx has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the PLx Stockholder Approval, as contemplated in this Agreement) to perform its obligations hereunder and to complete the Transaction. The execution and delivery of this Agreement and the completion by PLx of the Transaction have been duly authorized by the PLx Board of Directors and no other corporate proceedings on the part of PLx are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the PLx Stockholder Approval as contemplated in this Agreement, the completion by PLx of the Transaction. This Agreement has been duly executed and delivered by PLx and constitutes a legal, valid and binding obligation of PLx enforceable against PLx in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity.

(c) Required Approvals.  No authorization, license, Permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by PLx of this Agreement, the performance by PLx of its obligations hereunder and the completion by PLx of the Transaction, other than:

(i) such filings and other actions required under applicable U.S. Securities Laws and the rules and policies of NASDAQ, in each case, as are contemplated by this Agreement; and

(ii) any other authorizations, licenses, Permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to have a Material Adverse Effect on PLx, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger.

(d) No Violation.  Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c) and complying with applicable Laws and Orders, the execution and delivery by PLx of this Agreement, the performance by PLx of its obligations hereunder and the completion of the Transaction do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i) to the knowledge of PLx, result in a contravention, breach, violation or default under any Law or Order applicable to PLx or any of the PLx Subsidiaries or by which any of its or their respective properties or assets are bound or affected;

(ii) result in a contravention, conflict, violation, breach or default under the governing documents of PLx or any of the PLx Subsidiaries;

(iii) result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, any PLx Material Contract or material Permit to which it or any of the PLx Subsidiaries is a party or by which it or any of the PLx Subsidiaries is bound or to which any of its or any of the PLx Subsidiaries’ properties or assets is subject or give to any Person any interest, benefit or right, including any right of purchase or sale, termination, payment, modification, reimbursement, penalty, cancellation or acceleration, under any such Material Contract or material Permit; or

(iv) result in the suspension or alteration in the terms of any material Permit held by PLx or any of the PLx Subsidiaries or in the creation of any Lien upon any of their properties or assets;

except, in the case of each of clauses (i), (iii) and (iv) above, as would not reasonably be expected to have a Material Adverse Effect on PLx or would not prevent or materially delay the consummation of the Merger.

(e) Capitalization of PLx.  As of the date of this Agreement, the authorized capital of PLx consists of 100,000,000 shares of common stock, of which 5,565,823 shares are issued and outstanding (all of which have been duly authorized and validly issued and are fully paid and non-assessable), and 10,000,000 shares of preferred stock, of which no shares are issued or outstanding. As of the date of this Agreement, 1,000,000 shares of common stock were reserved for issuance pursuant to the PLx Stock Plan and 405,000 shares of common stock were reserved for issuance pursuant to the PLx Convertible Notes. As of the date of this Agreement, there are 877,865 PLx Options outstanding under the PLx Stock Plan providing for the issuance of an aggregate of 877,865 PLx Shares upon the exercise thereof in accordance with their respective terms. None of such 877,865 PLx Shares or 877,865 PLx Options are owned by PLx or any Subsidiary of PLx. There is no outstanding contractual obligation of PLx or any of its Subsidiaries to repurchase, redeem or otherwise acquire any PLx Shares. Except for the PLx Stock Plan and PLx Convertible Notes, as of the date of this Agreement, there are no outstanding agreements, subscriptions, warrants, options, rights or commitments (nor has PLx granted any other right or privilege

(contingent or otherwise) capable of becoming an agreement, subscription, warrant, option, conversion or exchange privilege, right, arrangement or commitment) obligating PLx to issue or sell any shares of common stock or other securities of PLx, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares of common stock or other security of PLx. Except for the PLx Options, PLx has no outstanding agreement, subscription, warrant, option, conversion or exchange privilege right, arrangement or commitment (nor has it granted any right or privilege (contingent or otherwise) capable of becoming an agreement, subscription, warrant, option, conversion or exchange privilege, right, arrangement or commitment) obligating it to issue or sell any PLx Shares or other securities of PLx, including any security or obligation of any kind convertible into or exchangeable or exercisable for any PLx Shares or other security of PLx. Except for the PLx Options, neither PLx nor any of the PLx Subsidiaries has outstanding any stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, income or any other attribute of or related to PLx or any of its Subsidiaries. No securities of PLx or any of the PLx Subsidiaries are listed on any stock or securities exchange or market or registered under any securities Laws. There are no outstanding bonds, debentures or other evidences of indebtedness of PLx or any of the PLx Subsidiaries having the right to vote (or that are convertible into or exchangeable or exercisable for securities having the right to vote) with the holders of PLx Shares on any matter. Section 3.2(e) of the PLx Disclosure Letter sets out a true, complete and correct list of all PLx Options, the names of the holders thereof, and the grant date of such securities. A true, correct and complete copy of the PLx Stock Plan has been provided or otherwise made available to DPRX.

(f) PLx Subsidiaries.  Section 3.2(f) of the PLx Disclosure Letter sets forth a true, complete and correct list of each of PLx Subsidiaries, its jurisdiction and form of organization. PLx or a PLx Subsidiary is the sole registered and beneficial owner of all of the outstanding shares in the capital of or outstanding shares of capital stock or other ownership, equity or voting interests of PLx Subsidiaries free and clear of any Liens (other than Permitted Liens), and no other Person has any option, right, entitlement, understanding or commitment (contingent or otherwise) regarding the right to acquire any such share or interest in any of the PLx Subsidiaries and no outstanding option, warrant, conversion or exchange privilege or other right, agreement, arrangement or commitment obligating any such entity to issue or sell any share or ownership, equity or voting interest of such entity or security or obligation of any kind convertible into or exchangeable or exercisable for any shares or ownership, equity or voting interests of any such entity. Neither PLx nor any of the PLx Subsidiaries own any interest or investment (whether equity or debt) in any other Person, other than a PLx Subsidiary, which interest or investment is material to PLx and the PLx Subsidiaries, taken as a whole.

(g) [Reserved].

(h) Financial Statements.  The PLx Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except as otherwise stated in the notes to such statements or in the auditor’s report thereon and subject, in the case of the PLx Interim Financial Statements, to normal year-end audit adjustments, which are not material to PLx and the PLx Subsidiaries, taken as a whole, individually or in the aggregate, and may omit notes which are not material and are not required by applicable Laws or U.S. GAAP. The PLx Financial Statements present fairly, in all material respects, the consolidated financial position and consolidated results of operations, changes in shareholders’ equity and cash flows of PLx and the PLx Subsidiaries as of the respective dates thereof and for the respective periods set forth therein. There are no outstanding loans made by PLx or any of the PLx Subsidiaries to any director or officer of PLx.

(i) No Undisclosed Liabilities.  PLx and the PLx Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with U.S. GAAP, other than (i) liabilities and obligations incurred in the ordinary course of business since the date of the most recent PLx Annual Financial Statements that have not had and would not reasonably be expected to have, individually or in aggregate with all other liabilities and obligations of PLx and the PLx Subsidiaries, a Material Adverse Effect on PLx, and (ii) liabilities and obligations incurred in connection with this Agreement and the

Transaction. Without limiting anything set forth herein, the PLx Financial Statements reflected and continued to reflect, in each case as of the date filed, appropriate reserves under U.S. GAAP for contingent liabilities relating to pending or anticipated litigation and other contingent obligations of PLx and the PLx Subsidiaries.

(j) [Reserved].

(k) Compliance with Laws.  Since December 31, 2013, the business of PLx and of each of the PLx Subsidiaries has been and is currently being conducted in material compliance with all applicable Laws, Orders and Regulatory Guidelines and neither PLx nor any PLx Subsidiary has received any written notice of any alleged material non-compliance or violation of any such Laws, Orders or Regulatory Guidelines. Neither PLx nor any of the PLx Subsidiaries has knowingly taken or committed to take any action which would cause PLx or any of the PLx Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act, or any applicable Laws of similar effect, and, to the knowledge of PLx, no such action has been taken by any Person acting on behalf of PLx or any of the PLx Subsidiaries.

(l) Litigation.  There is no Proceeding against or involving PLx or any of the PLx Subsidiaries (whether in progress, pending or, to the knowledge of PLx, threatened), and no event or circumstance has occurred which would reasonably be expected to give rise to any such Proceeding. Neither PLx nor any of the PLx Subsidiaries nor any of their respective properties or assets is subject to any outstanding Order that would reasonably be expected to (i) prevent or significantly impede or materially delay the completion of the Merger or (ii) have a Material Adverse Effect on PLx.

(m) Real Property.  Section 3.2(m) of the PLx Disclosure Letter contains a list of all leases pursuant to which PLx or any PLx Subsidiary currently leases real property as tenant. Neither PLx nor any of the PLx Subsidiaries owns any real property.

(n) Assets.  PLx or its Subsidiaries own or otherwise hold good and valid legal title to, and, where their interests are registrable, are the sole record owners, or hold a valid leasehold interest or license in, all material tangible assets and tangible properties that are required to conduct the business and operations of PLx and the PLx Subsidiaries as presently conducted and there are no Liens (other than Permitted Liens) on any such assets or properties.

(o) Contracts.

(i) Except as set forth in Section 3.2(o)(i) of the PLx Disclosure Letter, as of the date of this Agreement, none of PLx or any of the PLx Subsidiaries is a party to or bound by any of the following types of Contract (each of the following types of Contracts, a “PLx Material Contract”):

(A) any collective bargaining agreement, or similar Contract with any labor union or association, with respect to its employees, and any Contract with any officer, employee, consultant or director;

(B) any Contract entered into outside of the ordinary course of business that is not terminable by PLx or any of the PLx Subsidiaries on three months’ notice or less;

(C) any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment or other Contract relating to the indebtedness of PLx or any PLx Subsidiary;

(D) any Contract granting to any Person a right of first refusal or option to purchase or acquire any assets of PLx or any PLx Subsidiary;

(E) any real property lease, rental or occupancy agreement under which PLx or any PLx Subsidiary continues to have obligations or rights;

(F) any Contract entered into outside of the ordinary course of business pursuant to which PLx or any PLx Subsidiary (i) is granted or obtains or agrees to obtain any right to use any material Intellectual Property (excluding commercially available software), (ii) is restricted in its right to use or register any material Intellectual Property owned by PLx or any of the PLx Subsidiaries, or (iii) permits or agrees to permit any other Person, to use, obtain, enforce or register any material Intellectual Property owned by PLx or any of the PLx Subsidiaries, including any license agreements, option agreements, and covenants not to sue;

(G) except for any non-solicit obligations, any Contract that obligates PLx or any PLx Subsidiary or its Affiliates not to compete with another Person, requires PLx or any PLx Subsidiary to acquire any product, assets or service exclusively from any other Person, or otherwise contractually restricts PLx or any PLx Subsidiary or its Affiliates from acquiring any material product, asset or service from any other Person, or providing products, assets or services to any other Person, or developing or distributing any product to any Person or in any geographic location;

(H) any Contract entered into since December 31, 2013: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar extraordinary transaction with respect to PLx or any PLx Subsidiary, (ii) relating to a material acquisition or disposition by PLx or any PLx Subsidiary, (iii) relating to the acquisition, issuance or transfer of any securities of PLx or any PLx Subsidiary or (iv) relating to any partnership, strategic alliance or joint venture agreement; and

(I) except for Contracts entered into in the ordinary course of business with any employee, director or officer of PLx or any PLx Subsidiary, any Contract with any shareholder of PLx or any PLx Subsidiary entered into since December 31, 2013.

(ii) True, correct and complete copies of each PLx Material Contract in effect on the date hereof has been provided or otherwise made available to DPRX.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect on PLx, none of PLx, the PLx Subsidiaries or, to the knowledge of PLx, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under, (in each case, with or without notice or lapse of time or both) any PLx Material Contract in any material respect, and none of PLx or any of the PLx Subsidiaries has received or given any notice of default under any PLx Material Contract which remains uncured. To the knowledge of PLx, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any PLx Material Contract or the inability of a party to any PLx Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Material Adverse Effect on PLx. To the knowledge of PLx, no Person has challenged in writing the validity or enforceability of any PLx Material Contract.

(iv) Other than pursuant to Voting Agreements with PLx Specified Stockholders, there are no shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which PLx or any of the PLx Subsidiaries is a party or, to the knowledge of PLx, with respect to any shares or other equity interests of PLx or any of the PLx Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of PLx or any of the PLx Subsidiaries.

(v) As of the date of this Agreement, neither PLx nor any of the PLx Subsidiaries has received written notice of the termination of, or intent to terminate or otherwise fail to materially perform any PLx Material Contract.

(p) Taxes.

(i) PLx and each of its Subsidiaries has duly and timely made or prepared all income and other material Returns required to be made or prepared by it, has duly and timely filed all income and other material Returns required to be filed by it with the appropriate Governmental Authority and has completely and correctly reported all material income and all other amounts or information required to be reported thereon.

(ii) PLx and each of its Subsidiaries has (A) duly and timely paid all material Taxes due and payable by it and (B) duly and timely withheld all material Taxes and other material amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such material Taxes and other material amounts required by applicable Laws to be remitted by it.

(iii) No audit, action, investigation, deficiency, litigation, proposed adjustment or other Proceeding exists or has been asserted in writing or, to the knowledge of PLx, threatened in writing with respect to income or other material Taxes or income or other material Returns of PLx or any of its Subsidiaries, and neither PLx nor any of its Subsidiaries is a party to any Proceeding for assessment, reassessment, or collection of material Taxes and no such Proceeding has been asserted in writing or, to the knowledge of PLx, threatened in writing against PLx or any of its Subsidiaries or any of their respective assets, and there are no matters of dispute or matters under discussion with any Governmental Authority relating to income or other material Taxes assessed by any Governmental Authority against PLx or any of its Subsidiaries or relating to income or other material Returns No claim has ever been made in writing by any Governmental Authority in a jurisdiction where PLx or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(iv) There are no currently effective or pending material elections, agreements, or waivers extending the limitation period or providing for an extension of time with respect to the assessment or reassessment of any income or other material Taxes, the filing of any income or other material Return (excluding, for the avoidance of doubt, ordinary course extensions within which to file tax returns), or the payment of any income or other material Taxes by PLx or any of its Subsidiaries.

(v) There are no Liens for income or other material Taxes on the property or assets of PLx or any of its Subsidiaries except for statutory liens for Taxes not yet due and payable.

(vi) Neither PLx nor any Subsidiary thereof has ever been a member of any consolidated, unitary, combined or similar group for any income or other materials Tax Purposes. Neither PLx nor any Subsidiary there is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any commercial agreement or arrangement a principal purpose of which does not pertain to Tax). Neither PLx nor any Subsidiary thereof has any liability for the Taxes of any other Person under law, as a transferee or successor, by contract (other than any commercial agreement or arrangement a principal purpose of which does not pertain to Tax) or otherwise.

(vii) No closing agreement, private letter ruling or similar agreements or rulings concerning Taxes has been entered into, issued or requested by any Governmental Authority with respect to PLx or any of the PLx Subsidiaries for any taxable year for which the limitation period has not yet expired.

(viii) The charges, accruals, and reserves for Taxes reflected on the PLx Interim Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income taxes) are adequate under GAAP to cover Taxes with respect to PLx and each of its Subsidiaries accruing through the date hereof.

(ix) PLx is, and at all times since July 28, 2015, has been, treated as a corporation for U.S. federal income tax purposes.

(x) Neither DPRX nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction for any taxable period (or portion thereof) beginning after the Closing as a result of (i) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) entered into by PLx or any of its Subsidiaries on or before the Closing Date, (ii) any installment sale or open transaction disposition by PLx or any of its Subsidiaries that occurred before the Closing Date, (iii) a change in method of accounting or use of an improper method of accounting by PLx or any of its Subsidiaries for a taxable period ending on or before the Closing Date, (iv) an election under Section 108(i) of the Code by PLx or any of its Subsidiaries on or before the Closing Date, or (iv) the receipt of any prepaid revenue by a by PLx or any of its Subsidiaries before the Closing Date.

(xi) Neither PLx nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(xii) Neither PLx nor any of its Subsidiaries has distributed equity interests of another Person, or has had its equity interests distributed by another Person, during the last two (2) years in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(q) Employment Agreements and Collective Agreements.  Except as set forth in Section 3.2(q) of the PLx Disclosure Letter, none of PLx or any of the PLx Subsidiaries are parties to or bound or governed by (or currently negotiating in connection with entering into), or subject to, or has any liability with respect to:

(i) any employment, retention or change of control agreement with, or any written or oral agreement, commitment, obligation, arrangement, plan or understanding providing for any retention, bonus, severance, change of control, retirement or termination payments to any current (or, to the extent remaining outstanding, former) director, officer or employee of PLx or any of PLx’s Subsidiaries (each, a “PLx Employment Agreement”);

(ii) any collective bargaining or union agreements or other Contract with a labor union, labor organization or employee association, or any actual or, to the knowledge of PLx, threatened application for certification, recognition or bargaining rights in respect of PLx or any of the PLx Subsidiaries, or any Proceeding seeking to compel PLx or any of the PLx Subsidiaries to bargain with any labor organization as to wages or conditions of employment;

(iii) any organized labor dispute, work stoppage or slowdown, strike or lock-out relating to or involving any employees of PLx or any of the PLx Subsidiaries; or

(iv) any actual or, to the knowledge of PLx, threatened grievance, claim or other Proceeding arising out of or in connection with any labor or employment matter by PLx or any of the PLx Subsidiaries or the termination thereof except as would not be expected to have a Material Adverse Effect on PLx.

True, complete and correct copies of the agreements, arrangements, plans and understandings referred to in paragraphs (i) and (ii) of this Section 3.2(q) have been provided or otherwise made available to DPRX. Except as would not be expected to have a Material Adverse Effect on PLx, each of PLx and the PLx Subsidiaries is in material compliance with all applicable Laws (domestic and foreign), Orders, Contracts and PLx material policies relating to employment, employment practices, wages, hours and terms and conditions of employment.

(r) Pension and Employee Benefits.

(i) Section 3.2(r)(i) of the PLx Disclosure Letter sets forth a true, complete and correct list of each employee benefit and compensation plan, agreement, program or arrangement, whether written or unwritten, including without limitation, any option, restricted share unit, deferred share unit, stock purchase, or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan or health and welfare plan, or PLx Employment Agreement, for any current or former employee or director, to the extent the potential liability remains outstanding, of, or other service provider to, PLx or any of its Subsidiaries participates in, is a party or contributes to, or with respect to which PLx or any of its Subsidiaries could reasonably be expected to have any liability (each, a “PLx Plan”).

(ii) With respect to each PLx Plan, PLx has provided or otherwise made available to DPRX (A) a true and complete copy of each PLx Plan, including any amendments thereto and all material supporting documents; (B) latest annual report, if any; (C) copies of all material communications received in the last three years with applicable Government Authority; (D) each trust or other funding arrangement, (E) each summary plan description (if applicable) and (F) where applicable, the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(iii) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee or officer of PLx to termination or severance pay, unemployment compensation or any other payment, (B) accelerate the time of funding (through a grantor trust or otherwise), payment or vesting, or increase the amount of compensation or benefit due any such employee or officer, or (C) cause amounts payable under the PLx Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. No employee or individual consultant or independent contractor is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed upon such person.

(iv) Each PLx Plan has been established, registered, qualified, funded, invested, operated and administered in all material respects in accordance with its terms and applicable Law (including Section 409A of the Code). There are no pending, or to the knowledge of PLx, threatened actions, suits, disputes or claims by or on behalf of any PLx Plan, by any employee or beneficiary covered under any such PLx Plan, as applicable, or otherwise involving any such PLx Plan (other than routine claims for benefits).

(v) No PLx Plan provides welfare or post-retirement benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service to employees or former employees or to the beneficiaries or dependents of such employees, other than coverage mandated solely by applicable Law.

(vi) No PLx Plan is governed by, and PLx has no liability under, Section 401(a) of the Code or ERISA. Neither PLx, nor any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group”, with PLx, in each case as defined in Sections 414(b), (c), (m) or (o) of the Code sponsors, contributes to or has any liability under, and in the past six years sponsored, contributed to or had liability under, a plan subject to Title IV or Section 302 of ERISA.

(vii) There has been no amendment to, written interpretation or announcement (whether or not written) by PLx or any of its Subsidiaries relating to, or change in employee participation or coverage under, a PLx Plan which would increase materially the expense of maintaining such PLx Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015. There has been no termination of any material PLx Plan since January 1, 2016.

(viii) All contributions, premiums or Taxes required to be made or paid by PLx or any of its Subsidiaries, as the case may be, under or in connection with the PLx Plans have been made in a timely fashion in accordance with Laws and the terms of the applicable PLx Plan. There are no unfunded liabilities in respect of any PLx Plan and have been properly reflected in the PLx Financial Statements.

(s) Intellectual Property.

(i) Section 3.2(q)(i) of the PLx Disclosure Letter sets forth a correct and complete list of all (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by PLx and the PLx Subsidiaries in any jurisdiction in the world. PLx or one of the PLx Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations (including Patents), record owner or exclusive licensee of the Intellectual Property set forth in Section 3.2(q)(i) of the PLx Disclosure Letter, and, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PLx, to the knowledge of PLx and the PLx Subsidiaries, all such Intellectual Property is subsisting, valid, and enforceable. All required filings and fees related to the (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by PLx have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars.

(ii) PLx or one of the PLx Subsidiaries owns, or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property (A) related to the products or product candidates presently used in the conduct of the business of PLx or one of the PLx Subsidiaries and (B) used or held for use in, or necessary to conduct, the business and operations of PLx and the PLx Subsidiaries as presently conducted.

(iii) There are no Orders, writs, injunctions or decrees to which PLx or any of the PLx Subsidiaries is subject with respect to any material Intellectual Property.

(iv) To the knowledge of PLx and the PLx Subsidiaries, there is no valid basis for a claim of infringement, misappropriation or other violation of material Intellectual Property rights against PLx or any of the PLx Subsidiaries in respect of the conduct of their businesses as currently conducted.

(v) To the knowledge of PLx and the PLx Subsidiaries, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned, used or held for use by PLx and any of the PLx Subsidiaries in the conduct of the business of PLx and any of the PLx Subsidiaries as presently conducted, and no such claims have been asserted or, to the knowledge of PLx and the PLx Subsidiaries, threatened against any Person by PLx or any of the PLx Subsidiaries or, to the knowledge of PLx and the PLx Subsidiaries, any other Person, in the past six years.

(vi) To the knowledge of PLx, there has been no claim asserted or threatened, or Proceedings of any kind pending or in progress, challenging the scope, validity or enforceability of any material Intellectual Property applications or registrations (including Patents) owned by or licensed to PLx or any of the PLx Subsidiaries.

(t) Regulatory Matters.

(i) Since December 31, 2013, the businesses of each of PLx and the PLx Subsidiaries have been and are being conducted in material compliance with all Laws governing the quality, identity, strength, purity, safety, efficacy, investigation, development, record keeping, reporting, testing, development, manufacturing, processing, packaging, labeling, storage, transportation, importation, exportation and distribution of pharmaceutical drugs, including, to the extent applicable (A) FDCA; (B) the PHSA; (C) United States federal Medicare and Medicaid statutes and related state or local statutes or regulations; (D) United States federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b))), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729, et seq.), the Physician Payments Sunshine Act, the Prescription Drug Marketing Act of 1987, HIPAA, and any comparable state, provincial or local Laws; (E) the Orphan Act; (F) state licensing, disclosure and reporting requirements; (G) all Laws similar to the foregoing in all other jurisdictions; and (H) all binding rules and regulations issued under such Laws.

(ii) Each of PLx and the PLx Subsidiaries holds all material Regulatory Authorizations necessary for the lawful operating of their businesses and the import, testing, handling, storage, or transportation, as applicable, of each of their products. All such material Regulatory Authorizations are valid and in full force and effect or in the process of being obtained in the ordinary course of business. Since December 31, 2013, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Regulatory Authorization, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PLx. PLx and each of the PLx Subsidiaries are in material compliance with the terms of all Regulatory Authorizations, and no event has occurred that, to the knowledge of PLx, would reasonably be expected to result in the suspension, revocation, cancellation, non-renewal or adverse modification of any Regulatory Authorization.

(iii) All pre-clinical and clinical investigations conducted or sponsored by PLx or any of its Subsidiaries have been since December 31, 2013, and are being conducted in compliance in all material respects with all applicable Laws and Regulatory Guidelines administered or issued by the applicable Regulatory Authorities, including where applicable the FDA Regulations and the federal, state and provincial Laws and Regulatory Guidelines restricting the collection, use and disclosure of individually identifiable health information and personal information, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PLx. Neither PLx nor any PLx Subsidiary has received any written notice, correspondence or other communication from the FDA or any other Regulatory Authority since December 31, 2013 initiating or requiring, and are not aware of any facts which are reasonably likely to cause, the termination, suspension or materially adverse modification of any clinical trial conducted or sponsored by PLx or PLx Subsidiaries.

(iv) All material reports, documents, claims, permits, applications, accreditations and notices required to be filed, maintained or furnished to the FDA or any other Regulatory Authority by PLx and any PLx Subsidiary have been so filed, maintained or furnished. To the knowledge of PLx, all such reports, documents, claims, permits, applications, and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing. Neither PLx nor any PLx Subsidiaries, nor, to the knowledge of PLx, any officer, employee, agent or distributor of PLx or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority, or, to the knowledge of PLx, committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke the Fraud Policy or for any other Regulatory Authority to invoke any similar policy.

(v) Neither PLx nor any of the PLx Subsidiaries has received any written information from the FDA or any other Regulatory Authority that would reasonably be expected to lead to the denial of any application for marketing approval currently pending before the FDA or such other Regulatory Authority.

(vi) Neither PLx nor any of the PLx Subsidiaries (A) is party to or has any obligations under any settlement agreement entered into with any Regulatory Authority or (B) since December 31, 2013, has been the subject of any Regulatory Authority or medical reimbursement investigation other than routine audits and reviews, in each case that would be expected to have a Material Adverse Effect on PLx.

(vii) Neither PLx nor any of the PLx Subsidiaries, nor, to the knowledge of PLx, any officer, employee, agent or distributor of PLx or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither PLx nor any of its Subsidiaries, nor, to the knowledge of PLx, any officer, employee, agent or distributor of PLx or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the United States federal health care programs under Section 1128 of the Social Security Act or any similar Law or program.

(viii) To the knowledge of PLx, each product or product candidate currently under development or being sold by PLx and which is subject to the FDCA or any similar Law or Regulatory Guidelines in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed and/or marketed by or on behalf of PLx or any of the PLx Subsidiaries (each a “PLx Product”) is being or has been developed, imported, tested, manufactured, handled, stored, transported, sold, distributed, marketed, promoted, or exported in material compliance with all applicable requirements under the FDCA, and applicable state, provincial and similar Laws and Regulatory Guidelines, including those relating to investigational use, special access, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping, filing of reports and security except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PLx. To PLx’s knowledge, since December 31, 2013 no employee of PLx or a PLx Subsidiary responsible for management of the import, testing, manufacturing, handling, storage, transportation, sale, distribution, marketing, promotion, or export of PLx Products has been sanctioned by a Governmental Authority for non-compliance with applicable Laws or Regulatory Guidelines.

(ix) Neither PLx nor any PLx Subsidiary has, since December 31, 2013 received any FDA Form 483, notice of adverse finding, notice of violation, untitled letter, warning letter, or other similar correspondence or notice from the FDA, any state, or any other Regulatory Authority and there is no action or proceeding pending or, to the knowledge of PLx, threatened (A) contesting the premarket clearance or approval of, the uses of, the reimbursement of, or the labeling or promotion of any PLx Product (B) contesting the compliance with Law or Regulatory Guidelines of any facility where a PLx Product is developed, tested, manufactured, handled, stored, distributed or transported or (C) otherwise alleging any violation applicable to any PLx Product or manufacturing process of any Law or Regulatory Guidelines by PLx or PLx’s Subsidiaries.

(x) Since December 31, 2013, PLx and PLx’s Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal or replacement, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, lack of efficacy, adulteration, misbranding or lack of regulatory compliance of any PLx Product. PLx and PLx Subsidiaries are not aware of any facts which are reasonably likely to cause, and neither PLx nor any of the PLx Subsidiaries has received any written notice that the FDA or any other Regulatory Authority or Governmental Authority has commenced, or threatened to initiate, any action to cause (A) the seizure, recall, market withdrawal or replacement of any PLx Product, (B) a change in the marketing classification or a material change in the labeling or advertising of any PLx Products, or (C) a termination, suspension, or injunction of the manufacture, marketing, storage or distribution of any PLx Products. PLx and the PLx Subsidiaries have complied in all material respects with all recalls, market withdrawals or other corrective action and have no obligation or liability with respect to any recall, market withdrawal or corrective action.

(u) Insurance.  Section 3.2(s) of the PLx Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all insurance policies owned by PLx or any PLx Subsidiary. All current insurance policies and contracts of PLx and the PLx Subsidiaries are in full force and effect and are valid and enforceable, and all premiums due thereunder have been paid. None of PLx nor any of the PLx Subsidiaries has received notice of cancellation or termination with respect to any material insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) nor, to the knowledge of PLx, have any claims been denied under any current insurance policies, and, to the knowledge of PLx, no threat has been made to cancel any insurance policy or contract of PLx or any PLx Subsidiary as of the date of this Agreement, or to deny any claim under current insurance policies or contract.

(v) Stockholder Approval.  The only vote of the stockholders of PLx required to adopt this Agreement and approve the Merger in accordance with applicable Law is the PLx Stockholder Approval. No other vote of the PLx Stockholders is required by Law, the governing documents of PLx or otherwise to adopt this Agreement and approve the Transaction.

(w) Fairness Opinion.  The PLx Board of Directors has received the PLx Fairness Opinion to the effect that, subject to the assumptions, limitations and qualifications set forth therein, as of the date of such opinion, the Equity Exchange Ratio was fair, from a financial point of view, to the PLx Stockholders. A true, correct and complete copy of such written opinion will be provided by PLx to DPRX, solely for informational purposes, not later than two Business Dates after the date hereof.

(x) Board of Directors Approval.  The PLx Board of Directors has determined that this Agreement, and the Merger are fair to PLx Stockholders and are in the best interests of PLx, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and, subject to Section 6.4, has resolved to recommend that PLx Stockholders vote in favor of the adoption of this Agreement.

(y) Full Disclosure.  No representation or warranty of PLx contained in this Agreement, no statement of PLx contained in the PLx Disclosure Letter or in any certificate furnished to DPRX pursuant to any provision of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

(z) Brokers and Finders.  Except as set forth in Section 3.2(z) of the PLx Disclosure Letter, neither PLx nor any of its Subsidiaries has used any broker or finder in connection with the transactions contemplated hereby, and no other broker, finder or investment banker is entitled to any fee or commission from PLx or any of its Subsidiaries in connection with the transactions contemplated hereby, and no Person is or may become entitled to receive any fee or other amount from PLx or any of its Subsidiaries in connection with the transactions contemplated hereby. A true and correct copy of the engagement letter with PLx’s financial advisor in connection with the transactions contemplated hereby has been provided to DPRX or otherwise been made available and has not been subsequently amended, waived or supplemented.

(aa) No Other Representations and Warranties.  Except for the representations and warranties made by PLx in this Section 3.2, neither PLx nor any other Person makes any express or implied representation or warranty with respect to PLx or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and PLx hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by PLx in this Section 3.2, neither PLx nor any other Person makes or has made any representation or warranty to DPRX or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PLx, any PLx Subsidiary or their respective businesses or operations or (ii) any oral or written information furnished or made available to DPRX or any of its Representatives in the course of their due diligence investigation of PLx, the negotiation of this Agreement or the consummation of the Transaction, including the accuracy, completeness or currency thereof, and neither PLx nor any other Person will have any liability to DPRX or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, PLx acknowledges and agrees that none of DPRX or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by DPRX in Section 3.1, including any implied representation or warranty as to the accuracy or completeness of any information regarding DPRX furnished or made available to PLx, or any of its Representatives.

(bb) Disclosure; PLx Information.  The information relating to PLx or its Subsidiaries to be supplied by or on behalf of PLx for inclusion or incorporation by reference in the Joint Proxy Statement will not, on the date the Joint Proxy Statement is first mailed to PLx stockholders or at the time of the PLx Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by PLx with respect to the information that has been or will be supplied by DPRX or any of it Representatives for inclusion in the Joint Proxy Statement.

(cc) PLx Voting Agreements.  To PLx’s knowledge, the PLx Specified Stockholders representing, as of the execution of this Agreement, not less than 35% of the outstanding PLx Shares have delivered to PLx true and complete and duly executed copies of the PLx Voting Agreements. As of the date hereof, to PLx’s knowledge, each PLx Voting Agreement is in full force and effect and, to the knowledge of PLx, represents a valid, binding and enforceable obligation of the PLx Specified Stockholders except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.3 Survival of Representations and Warranties.  The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Merger and will expire and be terminated on the earlier of the Merger Effective Time and, subject to the obligation to make any payment hereunder pursuant to Section 7.2, the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Closing or the date on which this Agreement is terminated, as the case may be.

ARTICLE IV
COVENANTS REGARDING THE CONDUCT OF BUSINESS

4.1 Covenants of DPRX.  Except as set forth in Section 4.1 of the DPRX Disclosure Letter, DPRX covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless PLx otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent shall not be unreasonably withheld, conditioned or delayed (except in the case of clauses (c)(i) and (xxi) below, for which PLx’s consent may be withheld, conditioned or delayed in its sole discretion), or expressly permitted or specifically contemplated by this Agreement or as is required by applicable Law or Order:

(a) the respective businesses of DPRX and its Subsidiaries will be conducted, their respective facilities will be maintained, and DPRX and its Subsidiaries will continue to operate their respective businesses only in the ordinary course of business;

(b) DPRX and its Subsidiaries will comply in all material respects with the terms of all DPRX Material Contracts and DPRX will use its commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries’ respective business organizations, assets, Permits, properties, rights, goodwill and business relationships and keep available the services of its and its Subsidiaries’ respective officers and employees as a group;

(c) DPRX will not, and will cause its Subsidiaries not to, directly or indirectly:

(i) alter or amend its certificate of incorporation, bylaws or other governing documents except as may be required to effect the Transaction;

(ii) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the DPRX Shares (whether in cash or property);

(iii) split, divide, consolidate, combine or reclassify the DPRX Shares or any other securities of DPRX;

(iv) issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any DPRX Shares or other securities of DPRX or its Subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, the DPRX Shares, other than the issuance of the DPRX Shares issuable pursuant to (A) the Merger; (B) the issuance of Replacement PLx Options as provided in Section 2.1(j) and (k); (C) the exercise of the DPRX Options or DPRX Warrants outstanding on the date hereof or (D) Section 4.1(c) of the DPRX Disclosure Letter;

(v) (A) grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants; or (B) except as contemplated by this Agreement or as required by applicable Law or the terms of any DPRX Plan in effect as of the date hereof (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any DPRX Plan; (iii) enter into, terminate or materially amend any DPRX Plan (or, except as provided in Section 2.1(j) and (k), any plan, program, agreement, or arrangement that would constitute a DPRX Plan if in effect on the date hereof) or make any loans to employees; (iv) terminate any person who is, or hire any person to be, employed by or a consultant of DPRX or any of its Subsidiaries other than the hiring or termination of employees or consultants with total annual compensation not in excess of $100,000 in the ordinary course of business consistent with past practice, and in the case of hiring of employees, is solely to replace employees or consultants who are reasonably essential to DPRX; and (v) loan or advance any money to any employee or individual independent contractor of DPRX or any of its Subsidiaries;

(vi) redeem, purchase or otherwise acquire any outstanding DPRX Shares or other securities convertible into or exchangeable or exercisable for DPRX Shares;

(vii) amend the terms of any securities of DPRX or any of its Subsidiaries;

(viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of DPRX or any of its Subsidiaries;

(ix) reorganize, amalgamate or merge with any other Person other than pursuant to the Merger;

(x) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures) or as contemplated hereby or in connection with any transactions contemplated hereby, except as required by applicable Laws or U.S. GAAP;

(xi) except for sales in the ordinary course of business, or as contemplated hereby or in connection with any transactions contemplated hereby, sell, pledge, lease, license, abandon or dispose of any assets or properties of DPRX (including the shares or other equity securities of any Subsidiary of DPRX) or of any of its Subsidiaries;

(xii) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person other than pursuant to the Merger; or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

(xiii) (A) incur any indebtedness, other than trade payables in the ordinary course of business, (B) enter into any hedging, derivative or swap transaction or Contract, (C) issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (D) make any loans or advances;

(xiv) (A) pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the DPRX Financial Statements or in the ordinary course of business and consistent with past practice, or (B) voluntarily waive, release, assign, settle or compromise any Proceeding where such waivers, releases, assignments, settlements or compromises exceed $50,000 in the aggregate or in any case would entail any non-monetary damages;

(xv) settle or compromise any action, claim or other Proceeding brought by any present, former or purported holder of its securities in connection with the Transaction;

(xvi) enter into any material new line of business, enterprise or other activity;

(xvii) expend or commit to expend any amounts with respect to capital expenses in excess of $50,000;

(xviii) other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date hereof, be a DPRX Material Contract, or (y) materially modify, materially amend or terminate any DPRX Material Contract or waive, release or assign any material rights or claims thereunder;

(xix) make, change, revoke or rescind in any manner that is material and adverse to DPRX any election relating to Taxes, settle or compromise any Tax controversy, or make any material amendment with respect to any Return, change any method of Tax accounting or change in annual Tax accounting period, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or surrender any right to claim a material Tax refund;

(xx) make, or permit any of DPRX’s Subsidiaries to, make, any loan to any officer or director of DPRX or any of its Subsidiaries;

(xxi) negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

(xxii) enter into, modify or terminate any Contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing.

(d) DPRX will promptly notify PLx in writing of the occurrence of any event which would have a Material Adverse Effect with respect to DPRX.

Nothing in this Section 4.1 shall give PLx or any PLx Subsidiary the right to control, directly or indirectly, the operations or the business of DPRX or any of its Subsidiaries at any time prior to the Closing.

4.2 Covenants of PLx.  PLx covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless DPRX otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent shall not be unreasonably withheld, conditioned or delayed, or as is otherwise disclosed in Section 4.2 of the PLx Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or Order:

(a) the respective businesses of PLx and its Subsidiaries will be conducted, their respective facilities will be maintained, and PLx and its Subsidiaries will continue to operate their respective businesses in the ordinary course of business;

(b) PLx and its Subsidiaries will comply in all material respects with the terms of all PLx Material Contracts and PLx will use its commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries’ respective business organizations, assets, Permits, properties, rights, goodwill and business relationships and keep available the services of its and its Subsidiaries’ respective officers and employees as a group;

(c) PLx will not and will not permit any of the PLx Subsidiaries to, directly or indirectly:

(i) alter or amend its certificate of incorporation, bylaws or other governing documents except as may be required to effect the Transaction;

(ii) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any of its equity securities (whether in cash or property) except (A) the payment of interest or other amounts as and when due pursuant to the terms of PLx Convertible Notes and (B) in the case of any of PLx’s wholly-owned Subsidiaries, for dividends payable to PLx or among wholly owned Subsidiaries of PLx;

(iii) split, divide, consolidate, combine or reclassify PLx Shares or any other securities of PLx;

(iv) issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any PLx Shares or other securities of PLx or its Subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, the PLx Shares, other than up to 405,000 PLx Shares issuable upon conversion of PLx Convertible Notes in accordance with their terms;

(v) (A) grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants; or (B) except as contemplated by this Agreement or as required by applicable Law or the terms of any PLx Plan in effect as of the date hereof (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any PLx Plan; (iii) enter into, terminate or materially amend any PLx Plan or make any loans to employees; (iv) grant any equity or equity-based awards; (v) terminate any person who is, or hire any person to be, employed by or a consultant of PLx or any of its Subsidiaries other than the hiring or termination of employees or consultants with total annual compensation not in excess of $100,000 in the ordinary course of business consistent with past practice, and in the case of hiring of employees, is solely to replace employees or consultants who are reasonably essential to PLx; and (vi) loan or advance any money to any employee or individual independent contractor of PLx or any of its Subsidiaries;

(vi) redeem, purchase or otherwise acquire any outstanding PLx Shares or other securities convertible into or exchangeable for PLx Shares, other than upon conversion of PLx Convertible Notes in accordance with their terms;

(vii) amend the terms of any securities of PLx or its Subsidiaries, other than amendments to the PLx Convertible Notes solely necessary to provide for their conversion in connection with the Merger;

(viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of PLx or any of its Subsidiaries;

(ix) reorganize, amalgamate or merge with any other Person other than pursuant to the Merger;

(x) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures) or as contemplated hereby or in connection with any transactions contemplated hereby, except as required by applicable Laws or U.S. GAAP;

(xi) except for sales in the ordinary course of business, or as contemplated hereby or in connection with any transactions contemplated hereby, sell, pledge, lease, license, abandon or dispose of any assets or properties of PLx (including the shares or other equity securities of any Subsidiary of PLx) or of any of its Subsidiaries;

(xii) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person other than pursuant to the Merger; or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

(xiii) (A) incur any indebtedness, other than trade payables in the ordinary course of business, (B) enter into any hedging, derivative or swap transaction or Contract, (C) issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (D) make any loans or advances;

(xiv) (A) pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the PLx Financial Statements or in the ordinary course of business and consistent with past practice, or (B) voluntarily waive, release, assign, settle or compromise any Proceeding where such waivers, releases, assignments, settlements or compromises exceed $50,000 in the aggregate or in any case would entail any non-monetary damages;

(xv) settle or compromise any action, claim or other Proceeding brought by any present, former or purported holder of its securities in connection with the Transaction;

(xvi) enter into any material new line of business, enterprise or other activity;

(xvii) expend or commit to expend any amounts with respect to capital expenses in excess of $50,000;

(xviii) other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date hereof, be a PLx Material Contract, or (y) materially modify, materially amend or terminate any PLx Material Contract or waive, release or assign any material rights or claims thereunder;

(xix) make, change, revoke or rescind in any manner that is material and adverse to PLx any election relating to Taxes, settle or compromise any Tax controversy, or make any material amendment with respect to any Return, change any method of Tax accounting or change in annual Tax accounting period, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or surrender any right to claim a material Tax refund;

(xx) make, or permit any of PLx’s Subsidiaries to, make, any loan to any officer or director of PLx or any of its Subsidiaries;

(xxi) expend or commit to expend any amounts for the preparation and filing of reports with the FDA or any other Regulatory Authority;

(xxii) negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

(xxiii) enter into, modify or terminate any Contract with respect to any of the foregoing or otherwise agreed or announce an intention to do any of the foregoing.

(d) PLx will promptly notify DPRX in writing of the occurrence of any event which would have a Material Adverse Effect with respect to PLx.

ARTICLE V
ADDITIONAL COVENANTS

5.1 Access to Information.  Subject to compliance with applicable Laws and Orders and the terms of any existing Contracts, each Party shall, and shall cause its respective wholly-owned Subsidiaries to, afford to the other Parties and their respective Representatives, until the earlier of the Closing or the termination of this Agreement in accordance with its terms, continuing access to the other parties’ virtual data rooms, and reasonable access, during normal business hours and upon reasonable notice, to its businesses, properties, books and records and such other data and information as a Party may reasonably request, as well as to the other Party’s and its Subsidiaries’ personnel, subject, however, to such access not interfering with the ordinary conduct of its businesses. Each party will keep such information confidential in accordance with the terms of the Non-Disclosure Agreement.

5.2 Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement (including Section 5.2(e)), each Party shall, and shall cause its wholly-owned Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things required or reasonably necessary to consummate and make effective the Transaction as promptly as practicable, including, as promptly as reasonably practicable, taking reasonable actions to provide notice to any third party, or obtain from any third party any waivers, consents and approvals required or reasonably necessary to consummate the Transaction.

(b) Subject to the terms and conditions hereof, including Section 5.2(e), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use commercially reasonable efforts to (i) provide such notices and obtain such waivers, consents, clearances and approvals as are required or reasonably necessary to consummate the Transaction under the HSR Act, if applicable, and any other federal, provincial, state or foreign Law designed to prohibit, restrict or regulate actions relating to monopolization or restraint of trade or foreign investment (collectively, “Relevant Laws”), and (ii) respond to any requests of any Governmental Authority for information or documentary material under any Relevant Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transaction under any Relevant Law. The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Relevant Law prior to their submission.

(c) Each of DPRX and PLx shall, other than in respect of routine correspondence and dealings with NASDAQ regarding the Transaction: (i) promptly advise each other of any written or oral communication (including communications received by their respective Subsidiaries) from any Governmental Authority or third party from whom a waiver, consent or approval is required or reasonably necessary to consummate the Transaction; (ii) not participate in any meeting or discussion with any Governmental Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the Transaction unless it reasonably consults with the other Party in advance, and, unless prohibited by such Governmental Authority, gives the other Party the opportunity to attend; and (iii) as promptly as practicable furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its staff, on the other hand, with respect to this Agreement and the Transaction, except that materials may be redacted as necessary to address reasonable privilege, competitively sensitive information, or confidentiality concerns.

(d) Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Governmental Authority following any such filing or notification.

(e) In furtherance and not in limitation of the other covenants contained in this Section 5.2, but subject to the last sentence of this Section 5.2(e), each of DPRX and PLx agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all reasonable undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Relevant Law with respect to the Merger, and to use commercially reasonable efforts to avoid or eliminate any impediments under any Relevant Law that may be asserted by any Governmental Authority with respect to the Merger, so as to enable the Merger Effective Time to occur as promptly as practicable and in any event no later than the Outside Date. Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or the Transaction if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable (each of clauses (i) through (vi), a “Restraint”).

5.3 Covenants of DPRX Regarding the Transaction.  Subject to the terms and conditions of this Agreement (including Section 5.2), DPRX will use commercially reasonable efforts to perform all obligations required to be performed by DPRX under this Agreement, reasonably cooperate with PLx in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Transaction including:

(a) subject to Section 9.5, publicly announcing the entering into of this Agreement, the support of the DPRX Board of Directors of the Transaction and the DPRX Recommendation;

(b) using commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against DPRX challenging or affecting this Agreement or the completion of the Transaction;

(c) taking all necessary actions and causing AcquireCo to take all necessary actions to give effect to the Merger, including to provide the Exchange Agent with sufficient Merger Consideration to complete the Merger as provided herein.

5.4 Covenants of PLx Regarding the Transaction.  Subject to the terms and conditions of this Agreement (including Section 5.2), PLx shall and shall cause each of its Subsidiaries to, use commercially reasonable efforts to perform all obligations required to be performed by it under this Agreement, reasonably cooperate with DPRX in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Transaction including:

(a) subject to Section 9.5, publicly announcing the entering into of this Agreement, the support of the PLx Board of Directors of the Transaction and the PLx Recommendation;

(b) using commercially reasonably efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to PLx challenging or affecting this Agreement or the completion of the Transaction; and

(c) taking all necessary actions to give effect to the Merger.

5.5 Loan.  As an inducement for PLx to enter into this Agreement and effect the Merger, DPRX shall make available to PLx, on or before January 15, 2017, a loan in the amount of $2,000,000 (the “Loan Amount”), which DPRX shall fund upon three (3) Business Days’ prior written notice to DPRX (such notice to include the wire instructions to the PLx account into which the Loan Amount is to be funded), pursuant to a secured promissory note in substantially the form attached hereto as Exhibit E. Prior to the making of any loan from DPRX to PLx, PLx shall deliver to DPRX a signed copy of the secured promissory note. If PLx requests that DPRX loan to PLx the Loan Amount and PLx accepts such loan, PLx shall not, prior to the Closing, permit more than $500,000 of the Loan Amount to be used for purposes other than those mutually agreed between PLx and DPRX under such note.

5.6 Indemnification and Insurance.

(a) From the Merger Effective Time through the seventh (7th) anniversary of the date on which the Merger Effective Time occurs, each of DPRX and PLx shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Merger Effective Time, a director or officer of DPRX or PLx (each such present or former director or officer (i) of PLx being referred to as an “PLx Indemnified Party”, and (ii) of DPRX being herein referred to as a “DPRX Indemnified Party” and each PLx Indemnified Party and DPRX Indemnified Party being an “Indemnified Party” and such Persons collectively being referred to as the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director or officer of DPRX or PLx, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent permitted under Delaware Law for directors or officers of Delaware corporations. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of DPRX and PLx, jointly and severally, upon receipt by DPRX or PLx from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Each of DPRX, PLx and PLx’s Subsidiaries agree that all rights to indemnification or exculpation now existing in favor of the present and former directors and officers of DPRX, PLx or of any of their respective Subsidiaries as provided in the governing documents of DPRX, PLx or any of their respective Subsidiaries or any Contract by which DPRX, PLx or any of their respective Subsidiaries is bound and which is in effect as of the date hereof, will survive the completion of the Transaction and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Closing, for the period currently contemplated therein.

(c) DPRX, PLx and their respective Subsidiaries will maintain in effect without any reduction in scope or coverage for seven years from the Closing Date customary policies of directors’ and officers’ liability insurance providing protection no less favorable to the protection provided by the policies maintained by DPRX, PLx and their respective Subsidiaries, which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date; provided, however, that each of DPRX and PLx may, prior to the Closing Date, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance on terms substantially similar to the directors’ and officers’ liability policies currently maintained by DPRX or PLx, as applicable, but providing coverage for a period of seven years from the Closing Date with respect to claims arising from or related to facts or events which occurred on or prior to the Closing Date; provided, further, however, that in no event shall either DPRX, PLx or their respective Subsidiaries spend premiums for any of the insurance referenced in this Section 5.6(b) to the extent it would exceed 300% of the relevant party’s current annual premium for directors’ and officers’ liability insurance, as applicable.

(d) The covenants contained in this Section 5.6 are intended to be for the irrevocable benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs, executors, administrators and other legal representatives and shall not be deemed exclusive of any other rights which an Indemnified Party has under Law, Contract or otherwise, and shall be binding on DPRX and its successors and assigns. DPRX will act as agent and trustee for the DPRX Indemnified Parties not a party to this Agreement for the covenants of PLx and DPRX under this Section 5.6, and DPRX agrees to accept such appointment and to hold and enforce the obligations and covenants on behalf of each such person. PLx will act as agent and trustee for PLx Indemnified Parties not a party to this Agreement for the covenants of DPRX under this Section 5.6, and PLx agrees to accept such trust and to hold and enforce the obligations and covenants on behalf of each such person.

(e) In the event DPRX or PLx or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of DPRX or PLx, as the case may be, shall succeed to the obligations set forth in this Section 5.6.

5.7 Rule 16b-3 Actions.  Prior to the Closing, DPRX and PLx shall take all such steps as may be required (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any acquisitions of DPRX Shares (including derivative securities with respect to DPRX Shares) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to DPRX to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.8 Stock Exchange Listing.  DPRX shall use commercially reasonable efforts to cause the DPRX Shares (i) issued as Merger Consideration, and (ii) issuable on exercise of Replacement PLx Options to be approved for listing on NASDAQ, subject only to official notice of issuance, prior to the Closing. PLx shall provide the information required for an initial listing application pursuant to NASDAQ Rule 5110 and shall fully cooperate and participate in preparing such application and obtaining such listing, including, without limitation, the payment of the costs thereof. If reasonably determined by PLx to be in the best interests of the Surviving Corporation and its stockholders, DPRX agrees to cooperate and participate in seeking to effect the Reverse Stock Split, including the preparation of an additional DPRX Charter Amendment seeking to effect such Reverse Stock Split and inclusion of same for approval in the Joint Proxy Statement.

5.9 Takeover Statutes.  If any anti-takeover statute or similar statute or regulation is or may become applicable to the Transaction, each of the Parties and its respective Affiliates shall (a) grant such approvals and take all such actions as are legally permissible so that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transaction.

5.10 Board of Directors and Officers.  DPRX and PLx shall take all actions necessary so that, as of the Merger Effective Time, the board of directors of DPRX shall consist of six individuals designated by PLx prior to Closing and one individual designated by DPRX and acceptable to PLx prior to Closing, each until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal; provided, however, the Parties acknowledge that so long as DPRX remains a public reporting company, the board of directors of DPRX will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the designees by PLx and DPRX hereunder will allow DPRX to comply with such applicable Law. At and immediately after the Merger Effective Time, the officers of DPRX as the remaining public company shall be specified in Schedule 5.10.

5.11 Lock-up Agreements.  On or prior to the initial filing date of the Joint Proxy Statement, each of DPRX and PLx shall take all actions necessary to deliver the DPRX Lock-up Agreements and the PLx Lock-up Agreements, as applicable.

ARTICLE VI
ACQUISITION PROPOSALS

6.1 DPRX Non-Solicitation.

(a) Subject to Section 6.2, until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, DPRX shall not, and DPRX shall cause its Subsidiaries and each of its and their respective Representatives not to, directly or indirectly through any other Person:

(i) initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information), or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to a DPRX Acquisition Proposal or potential DPRX Acquisition Proposal;

(ii) participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other Person (other than PLx and its Affiliates) to make or complete a DPRX Acquisition Proposal;

(iii) effect any DPRX Change of Recommendation; or

(iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, any DPRX Acquisition Proposal (a “DPRX Acquisition Agreement”).

(b) Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, if after the date hereof and prior to the approval of the DPRX Stockholder Resolution at the DPRX Meeting, DPRX or any of its Subsidiaries, or any of its or their respective Representatives, receives a written DPRX Acquisition Proposal (including, an amendment, change or modification to a DPRX Acquisition Proposal made prior to the date hereof) that was not solicited after the date hereof in contravention of this Section 6.1, DPRX and its Representatives may:

(i) contact the Person making such DPRX Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such DPRX Acquisition Proposal and the likelihood of its consummation so as to determine whether such DPRX Acquisition Proposal is, or could reasonably be expected to lead to, a DPRX Superior Proposal; and

(ii) if the DPRX Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such DPRX Acquisition Proposal is, or could reasonably be expected to lead to, a DPRX Superior Proposal:

(A) furnish information with respect to DPRX and its Subsidiaries to the Person making such DPRX Acquisition Proposal and its Representatives, provided that (i) DPRX first enters into a confidentiality agreement with such Person that is no less favorable (including with respect to any “standstill” and similar provisions) to DPRX than the Non-Disclosure Agreement, and sends a copy of such agreement to PLx promptly following its execution for informational purposes only and (ii) DPRX contemporaneously provides to PLx any non-public information concerning DPRX and its Subsidiaries that is provided to such Person which was not previously provided to PLx or its Representatives; and

(B) engage in discussions and negotiations with respect to a DPRX Acquisition Proposal with the Person making such DPRX Acquisition Proposal and its Representatives.

6.2 DPRX Superior Proposal or Intervening Event.  Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, DPRX may, at any time after the date of this Agreement and prior to the approval of the DPRX Stockholder Resolution at the DPRX Meeting, (x) accept, approve or enter into any agreement, understanding or arrangement in respect of a DPRX Acquisition Proposal (with the exception of a confidentiality agreement described in Section 6.1(b)(ii)(A), the execution of which shall not be subject to the conditions of this Section 6.2(a)) or (y) effect a DPRX Change of Recommendation with respect to any DPRX Acquisition Proposal, if:

(a) such DPRX Acquisition Proposal did not result from a breach of Section 6.1 and DPRX has complied with the other terms of this Section 6.2;

(b) the DPRX Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a DPRX Change of Recommendation is required in order to comply with its fiduciary duties under applicable Laws either based upon (1) an Intervening Event or (2) receipt of a DPRX Acquisition Proposal that the DPRX Board of Directors determines in good faith constitutes a DPRX Superior Proposal.

6.3 Securities Law Compliance.  Nothing in this Article 6 shall prohibit DPRX from complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to a DPRX Acquisition Proposal, respectively, or from the Board of Directors of DPRX making any disclosure to the DPRX Stockholders if, in the good faith judgment of the Board of Directors of DPRX, after consultation with its outside legal counsel, that taking such action or making such disclosure would be required to comply with its fiduciary duties under applicable Laws.

6.4 PLx Non-Solicitation.

(a) Until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, PLx shall not, and PLx shall cause its Subsidiaries and each of its and their respective Representatives not to, directly or indirectly through any other Person:

(i) initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information), or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to a PLx Acquisition Proposal or potential PLx Acquisition Proposal;

(ii) participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other Person (other than DPRX and its Affiliates) to make or complete a PLx Acquisition Proposal; or

(iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, any PLx Acquisition Proposal.

ARTICLE VII
TERMINATION

7.1 Termination.

(a) This Agreement may be terminated at any time prior to the Closing by mutual written consent of DPRX and PLx duly authorized by the Boards of Directors of DPRX and PLx.

(b) This Agreement may be terminated by either DPRX or PLx at any time prior to the Closing:

(i) if the Closing does not occur on or before the Outside Date, provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a Party if the failure of that Party or its Affiliate to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur by the Outside Date; provided, further, however, that, in the event that the Joint Proxy Statement is still being reviewed or commented on by the SEC after March 15, 2017, either Party shall be entitled to extend the Outside Date by an additional sixty (60) days;

(ii) if the DPRX Stockholder Resolution (other than the Reverse Stock Split) is not adopted by the DPRX Stockholders in accordance with applicable Laws at the DPRX Meeting or any adjournment or postponement thereof;

(iii) if the PLx Stockholder Approval is not obtained at the PLx Meeting or any adjournment or postponement thereof; or

(iv) there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited or if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action is or shall have become final and non-appealable.

(c) This Agreement may be terminated by PLx at any time prior to the Closing if:

(i) DPRX shall have effected a DPRX Change of Recommendation;

(ii) DPRX materially breaches any of the provisions of Section 6.1 or Section 6.2; or

(iii) DPRX breaches any of its representations, warranties, covenants or agreements contained in this Agreement (other than as provided in Section 7.1(c)(i) above), which breach would cause any of the conditions set forth in Section 8.3 not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time.

(d) This Agreement may be terminated by DPRX at any time prior to the Closing if:

(i) DPRX concurrently enters into a DPRX Acquisition Agreement that constitutes a DPRX Superior Proposal;

(ii) PLx materially breaches any of the provisions of Section 6.4; or

(iii) PLx breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.2 not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time.

7.2 Termination Fee Events.

(a) If a DPRX Termination Fee Event occurs, DPRX shall pay to PLx a termination fee of $700,000 (the “DPRX Termination Fee”) by wire transfer in immediately available funds to an account specified by PLx. The DPRX Termination Fee shall be payable at the time specified in Section 7.2(b).

(b) “DPRX Termination Fee Event” means:

(i) the termination of this Agreement by DPRX pursuant to Section 7.1(d)(i);

(ii) the termination of this Agreement by PLx pursuant to Section 7.1(c)(i); or

(iii) the termination of this Agreement by either DPRX or PLx pursuant to Section 7.1(b)(ii) or by PLx pursuant to Section 7.1(c)(ii), if, in any of the foregoing cases: (x) prior to such termination, a DPRX Acquisition Proposal shall have been publicly announced or made to DPRX or the DPRX Stockholders and has not been publicly withdrawn prior to the DPRX Meeting and (y) within twelve months following such termination, DPRX or one or more of DPRX’s Subsidiaries shall have consummated any transaction in respect of such DPRX Acquisition Proposal, in which case the DPRX Termination Fee shall be paid by DPRX on the date of consummation of such transaction.

(c) If a PLx Termination Fee Event occurs, PLx shall pay to DPRX a termination fee of $500,000 (the “PLx Termination Fee”) by wire transfer in immediately available funds to an account specified by DPRX. The PLx Termination Fee shall be payable at the time specified in Section 7.2(d).

(d) “PLx Termination Fee Event” means the termination of this Agreement by either DPRX or PLx pursuant to Section 7.1(b)(iii).

(e) Each Party acknowledges that the PLx Termination Fee and DPRX Termination Fee set out in this Section 7.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which PLx or DPRX, as the case may be, will suffer or incur as a result of the event giving rise to such payment and are not penalties. Each of DPRX and PLx irrevocably waives any right that it may have to raise as a defense that any such liquidated damages are excessive or punitive. The Parties agree that the payment of an amount pursuant to this Section 7.2 in the manner provided herein is the sole and exclusive remedy of the Parties in respect of the event giving rise to such payment; provided, however, that nothing contained in this Section 7.2, and no payment of any such amount, shall relieve or have the effect of relieving a Party in any way from liability for damages incurred or suffered by the other Party as a result of an intentional or willful breach of this Agreement.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1 Mutual Conditions Precedent.  The respective obligations of the Parties to complete the Merger are subject to the satisfaction, or mutual waiver by PLx and DPRX, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by PLx and DPRX at any time:

(a) the DPRX Stockholder Approval (other than the stockholder approval of the Reverse Stock Split) shall have been obtained at the DPRX Meeting in accordance with applicable Laws;

(b) the PLx Stockholder Approval shall have been obtained at the PLx Meeting in accordance with applicable Laws;

(c) the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect;

(d) the DPRX Shares (i) to be issued as Merger Consideration, and (ii) issuable on exercise of Replacement PLx Options shall have been approved for listing on NASDAQ, subject only to official notice of issuance;

(e) no applicable Law or Order shall be and remain in effect which imposes, and no suit, action, claim, proceeding or investigation shall be pending or threatened by any Governmental Authority which seeks to impose, any material limitations on DPRX’s ownership of PLx or any Subsidiary of PLx or any requirement that PLx, AcquireCo or DPRX or any of their respective Subsidiaries agree to or implement any Restraint;

(f) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law which has the effect of making the consummation of the Merger illegal; and

(g) There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Authority in which such Governmental Authority indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from DPRX, AcquireCo or PLx any damages or other relief that may be material to DPRX or PLx; or (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of DPRX.

8.2 Additional Conditions Precedent to the Obligations of DPRX.  The obligation of DPRX to complete the Merger shall be subject to the satisfaction, or waiver by DPRX, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of DPRX and which may be waived by DPRX at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that DPRX may have:

(a) PLx shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing Date;

(b) (i) the representations and warranties of PLx in Sections 3.2(a), 3.2(b), 3.2(t), 3.2(v) and 3.2(x) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as if made on such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date); (ii) the representations and warranties of PLx in Section 3.2(e) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made on such date; and (iii) the representations and warranties of PLx set forth in Section 3.2 (other than those referenced in clauses (i) and (ii) above) shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to PLx;

(c) since the date of this Agreement, no Material Adverse Effect with respect to PLx shall have occurred;

(d) DPRX shall have received a certificate of PLx signed by a senior officer of PLx for and on behalf of PLx and dated the Closing Date certifying that the conditions set out in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied;

(e) The holders of no more than five percent (5%) of the PLx Shares on an as-converted to PLx Shares basis will have demanded, and not lost or withdrawn, or will be eligible to demand, appraisal rights;

(f) [Reserved];

(g) [Reserved]; and

(h) DPRX shall have received a certificate of PLx signed by a senior officer of PLx for and on behalf of PLx and dated the Closing Date (i) identifying all closing or transactional costs of PLx in connection with the Transaction, including amounts payable to financial advisors (including investment banks), attorneys, accountants or proxy solicitors, and (ii) certifying as to which of such amounts remain payable as of the Closing.

8.3 Additional Conditions Precedent to the Obligations of PLx.  The obligation of PLx to complete the Merger shall be subject to the satisfaction, or waiver by PLx, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of PLx and which may be waived by PLx at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that PLx may have:

(a) DPRX Closing Cash at Closing shall be at least $12,000,000;

(b) DPRX shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing Date;

(c) (i) the representations and warranties of DPRX set forth in Sections 3.1(a), 3.1(b), 3.1(e) 3.1(w), 3.1(aa) and 3.1(bb) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as if made on such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date); and (ii) the representations and warranties of DPRX set forth in Section 3.1 (other than those referenced in clause (i) above) shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to DPRX;

(d) since the date of this Agreement, no Material Adverse Effect with respect to DPRX shall have occurred;

(e) DPRX shall have made the Loan Amount available to PLx in accordance with Section 5.5; and

(f) PLx shall have received a certificate of DPRX signed by the Chairman of the Board or a senior officer of DPRX for and on behalf of DPRX and dated the Closing Date certifying that the conditions set out in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

8.4 Notice and Cure Provisions.  Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Merger Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate between the date hereof and the Merger Effective Time such that the conditions set forth in Section 8.2(b) or Section 8.3(c) would fail to be satisfied; or

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Merger Effective Time such that the condition set forth in Section 8.2(a) or Section 8.3(b) would fail to be satisfied.

ARTICLE IX
GENERAL

9.1 Notices.  Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, registered, certified or first class mail or by electronic transmission, addressed to the recipient as follows:

(a) if to PLx:

PLx Pharma Inc.
8285 El Rio Street, Ste. 130
Houston, TX 77054
Attention: President and Chief Executive Officer
E-mail: ngiordano@plxpharma.com

with a copy (which will not constitute notice) to:

Jackson Walker L.L.P.
2323 Ross Ave, Ste. 600
Dallas, TX 75202
Attention: Michael Laussade
E-mail: mlaussade@jw.com

(b) if to DPRX:

Dipexium Pharmaceuticals, Inc.
14 Wall Street, Suite 3D
New York, New York 10005
Attention: President and Chief Executive Officer
E-mail: davidluci@dipexium.com

with a copy (which will not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
Attention: Ivan K. Blumenthal, Esq.
E-mail: ikblumenthal@mintz.com

or to such other street address, individual or electronic communication number or address as may be designated by written notice given by either Party to the other in any manner stated in this Section 9.1. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof, if given by registered, certified or first class mail, the third (3rd) Business Day after being sent and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

9.2 Expenses.  Except as otherwise specified herein and except in respect of any filing fees associated with any filings made pursuant to Relevant Laws, which fees shall be split evenly between PLx and DPRX, each Party will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred.

9.3 No Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties.

9.4 Benefit of Agreement.  Subject to Section 9.8, this Agreement will inure solely to the benefit of and be binding upon each Party hereto.

9.5 Public Announcements.

(a) PLx and DPRX shall jointly publicly announce the Transaction promptly following the execution of this Agreement, the text and timing of such announcement to be mutually agreed by the Parties in advance, acting reasonably.

(b) No Party shall issue any press release or otherwise make any written public statement with respect to the Merger or this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) DPRX and AcquireCo shall not make any filing with any Governmental Authority with respect to the Transaction without prior consultation with PLx, and PLx shall not make any filing with any Governmental Authority with respect to the Transaction without prior consultation with DPRX.

The provisions of Section 9.5(b) and 9.5(c) shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required pursuant to this Agreement (other than this Section 9.5), neither DPRX nor PLx shall have any obligation to obtain the consent of or consult with the other Party prior to any press release, public statement, disclosure or filing with regard to any DPRX Acquisition Proposal or DPRX Change of Recommendation.

9.6 Governing Law; Attornment; Service of Process; Waiver of Jury.

(a) This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, in any federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b) Each Party hereby agrees that any service of process, summons, notice or document by registered mail addressed to such Person at its address set forth in Section 9.1 shall be effective service of process for any suit, action or proceeding relating to any dispute arising out of this Agreement or the transactions contemplated by this Agreement.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.7 Entire Agreement.  This Agreement, together with the Non-Disclosure Agreement and the Voting Agreements, and any documents delivered hereunder, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter thereof.

9.8 Third Party Beneficiaries.  Except as provided in Sections 5.1, 5.6, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.9 Amendment.  This Agreement may, at any time and from time to time but not later than the Closing, be amended by written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the DPRX Stockholders or PLx Stockholders.

9.10 Waiver and Modifications.  Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

9.11 Severability.  Upon such determination that any provision is illegal, invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

9.12 Further Assurances.  Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.13 Injunctive Relief.  The Parties agree that irreparable harm may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages may not be an adequate remedy at Law. It is accordingly agreed that the Parties will be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.14 Counterparts.  This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by personal delivery, facsimile, electronic transmission or otherwise).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

PLX PHARMA INC.

By:	/s/ Natasha Giordano Name: Natasha Giordano Title: Chief Executive Officer

DIPEXIUM PHARMACEUTICALS, INC.

By:	/s/ David P. Luci Name: David P. Luci Title: President & CEO

DIPEXIUM ACQUISITION CORP.

By:	/s/ David P. Luci Name: David P. Luci Title: President

ANNEX B

PERSONAL AND CONFIDENTIAL

12/22/16

The Board of Directors
Dipexium Pharmaceuticals, Inc.
14 Wall Street, Suite 3D
New York, New York 10005

Members of the Board of Directors:

We understand that PLx Pharma Inc. (“PLx”), Dipexium Pharmaceuticals, Inc. (the “Company,” “Dipexium” or “DPRX”) and Dipexium Acquisition Corp. (“AcquireCo”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated December 22, 2016 (the “Agreement”), pursuant to which, among other things, AcquireCo will be merged on the terms and conditions of the Agreement (the “Merger”) with and into PLx, with PLx continuing as the surviving corporation on the terms and conditions of the Agreement, and that, in connection with the Merger, the stockholders of PLx will receive shares of common stock, par value $0.001 per share, of DPRX (“DPRX Shares”) in exchange for their shares of common stock, par value $0.001 per share, of PLx (“PLx Shares”). Each PLx Share issued and outstanding immediately prior to the time at which the Merger becomes effective shall be converted into the right to receive such number of DPRX Shares as is equal to the Equity Exchange Ratio (as defined in the Agreement) and cash in lieu of any fractional shares of DPRX Shares to be issued or paid in consideration therefor (the “Merger Consideration”) from DPRX, on behalf of AcquireCo. The former holders of DPRX Shares will own approximately 23.25% of the DPRX Shares following the Merger, which number of common stock of DPRX Shares is subject to adjustment based on the final amount of DPRX Closing Cash (as defined in the Agreement); for purposes of this opinion, we have assumed, consistent with your instruction and with your consent, that the DPRX Closing Cash will be $12.5 Million or more and that the Merger Consideration will result in the former holders of DPRX Shares owning approximately 23.25% of the DPRX Shares following the Merger.

The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be paid to the holders of PLx Shares in the Merger pursuant to the terms of the Agreement is fair, from a financial point of view, to the holders of DPRX Shares.

For purposes of this opinion, we have:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement dated as of December 22, 2016;
2.	reviewed certain information related to the operations, financial condition and prospects, of PLx made available to us by Dipexium, including, but not limited to, financial projections prepared by the management of PLx, as approved for our use by management of Dipexium (the “Projections”);
3.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;
4.	reviewed certain financial and stock market data of selected public companies that we deemed to be relevant;
5.	reviewed certain publicly available information concerning certain financial terms of selected business combinations and initial public offerings we deemed to be relevant;
6.	performed a discounted cash flow analysis of PLx based upon the Projections;
7.	reviewed the current and recent market prices and trading volume for Dipexium’s common stock;

Board of Directors
Dipexium Pharmaceuticals, Inc.
12/22/16

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and
9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed to be relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company and PLx or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or PLx. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of PLx or the party preparing such other information or data and that they provide a reasonable basis upon which we could form our Opinion. We have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review and have assumed that all such information is complete and accurate in all material respects. We express no opinion with respect to the Projections or the assumptions on which they are based and do not in any respect assume any responsibility for the accuracy thereof.

We have assumed that the final form of the Agreement will not differ in any material respects from the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to our analyses or this Opinion. You have informed us, and we have assumed, that the Merger and the transactions related thereto contemplated by the Agreement will be treated as an exchange governed by Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this Opinion. We assume no responsibility for updating, revising or reaffirming this Opinion after the date hereof. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or PLx since the respective dates of the Projections and the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

Board of Directors
Dipexium Pharmaceuticals, Inc.
12/22/16

We express no view as to, and our Opinion does not address, the underlying business decision of DPRX to effect the Merger or the structure or tax consequences of the Merger. In addition, our Opinion does not address the relevant merits of the Merger as compared to any other alternative business transaction or other alternatives, or whether or not such alternatives could be achieved or are available. We did not recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be paid by Dipexium to the stockholders of PLx. It should be understood that (i) subsequent developments may affect the conclusions expressed in our Opinion if our Opinion were rendered as of a later date, and (ii) we disclaim any obligation to advise any person of any change in any manner affecting our Opinion that may come to our attention after the date of this Opinion.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting, regulatory and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting, regulatory and tax matters with respect to Dipexium and the Merger.

This Opinion addresses only the fairness from a financial point of view to the holders of DPRX Shares, as of the date hereof, only what we understand to be the Merger Consideration to be paid by Dipexium as is described in the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Merger, the Merger Consideration, the fairness of the amount or nature of any compensation to be paid or payable to any officers, directors or employees of any party to the Merger, or class of such persons, whether relative to the Merger Consideration or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of Dipexium, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (ii) the fairness of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of Dipexium’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any Merger Consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the prices at which DPRX Shares will trade at any time or as to the impact of the Merger on the solvency or viability of Dipexium or PLx or the ability of Dipexium or PLx to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services payable upon the delivery of this Opinion, which fee is not contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors
Dipexium Pharmaceuticals, Inc.
12/22/16

Raymond James, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Raymond James may trade in the securities of the Company or PLx for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During the two years prior to the date of this Opinion, Raymond James has provided certain services to the Company, including underwriting an equity offering in June 2015 as sole bookrunning manager, for which it has been paid a fee(s). Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, PLx or other participants in the Merger in the future, for which Raymond James may receive compensation.

It is understood that this Opinion is for the information of the Board (solely in each director’s capacity as such) in evaluating the fairness of the Merger Consideration to the holders of DPRX Shares and does not address any other aspect or implication of the Merger or any voting, support or other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. It does not constitute a recommendation to (i) any stockholder regarding how said stockholder should vote on the proposed Merger, if required, (ii) whether or not any stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Merger, and (iii) whether or not any stockholder or any other person should exercise any dissenters’ or appraisal rights that may be available to such stockholder. Neither this Opinion nor the services provided by Raymond James in connection herewith may be publicly disclosed or referred to in any manner without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Dipexium in the Merger pursuant to the Agreement is fair, from a financial point of view, to the stockholders of Dipexium.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1)	Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.
(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DIPEXIUM PHARMACEUTICALS, INC.

The undersigned, for the purposes of forming a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental hereto, and generally known as the “Delaware General Corporation Law”), does hereby make, file and record this Certificate of Incorporation, and does hereby certify as follows:

FIRST: The name of the corporation is Dipexium Pharmaceuticals, Inc. (hereinafter sometimes referred to as the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1811 Silverside Road, Wilmington, DE 19810, New Castle County; and the name of the registered agent of the Corporation in the State of Delaware at such address is Vcorp Services LLC. The Corporation shall have the authority to designate other registered offices and registered agents both in the State of Delaware and in other jurisdictions.

THIRD: The nature of the business and the purposes to be conducted and promoted by the Corporation shall be to engage in any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The capital stock of the Corporation shall be as follows:

1. Classes of Stock.  The Corporation is authorized to issue one class of shares of capital stock to be designated as common stock (“Common Stock”). The number of shares of Common Stock authorized to be issued is thirty million (30,000,000), par value $0.001 per share.

2. Rights of the Common Stock.  Except as otherwise provided by law or by the resolution or resolutions, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Except as otherwise required by law or this Certificate of Incorporation of the Corporation, each holder of Common Stock is entitled to one vote for each share of Common Stock held of record by such holder with respect to all matters on which holders of Common Stock are entitled to vote. Subject to the Delaware General Corporation Law, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation (the “Board of Directors”) in its discretion shall determine. Upon the dissolution, liquidation or winding up of the Corporation, the holders of the Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

3. Rights and Options.  The Corporation has the authority to create and issue rights, warrants, options and other convertible securities entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants, options and other convertible securities shall be evidenced by instrument(s) approved by the Board of Directors. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants, options or other convertible securities; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

FIFTH: The Corporation shall have perpetual existence.

SIXTH: For the management of the business, and for the conduct of the affairs, of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The business of the Corporation shall be conducted by the officers of the Corporation under the supervision of the Board of Directors.

2. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation (the “Bylaws”). No election of Directors need be by written ballot.

3. Notwithstanding any other provision of law, all action required to be taken by the stockholders of the Corporation shall be taken at a meeting duly called and held in accordance with the law, this Certificate of Incorporation and the Bylaws, or by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

SEVENTH:

1. The Corporation may, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, costs, fees or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any Bylaw, agreement, insurance, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

2. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law: (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this paragraph (2) of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment.

EIGHTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article EIGHTH.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Company.

ANNEX E

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DIPEXIUM PHARMACEUTICALS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Dipexium Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Dipexium Pharmaceuticals, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 14, 2010, and a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on May 25, 2016.

2. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

Article FIRST is hereby deleted in its entirety and replaced with the following:

“FIRST: The name of the corporation is PLx Pharma Inc. (hereinafter sometimes referred to as the “Corporation”).”

Paragraph 1 of Article FOURTH is hereby deleted in its entirety and replaced with the following:

“Classes of Stock. The Corporation is authorized to issue one class of shares of capital stock to be designated as common stock (“Common Stock”). The number of shares of Common Stock authorized to be issued is one hundred million (100,000,000), par value $0.001 per share.”

3. This Certificate of Amendment shall be effective [           ], 2017 at 5:00 P.M., eastern time.

E-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this [  ] day of [           ], 2017.

DIPEXIUM PHARMACEUTICALS, INC.

By:	Name: David P. Luci Title: Chief Executive Officer

E-2

ANNEX F

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DIPEXIUM PHARMACEUTICALS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Dipexium Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Dipexium Pharmaceuticals, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 14, 2010, and a Certificate of Amendment was filed with the Secretary of State of the State of Delaware on May 25, 2016.

2. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

Article FOURTH is hereby amended by adding a Section 4 which reads as follows:

“4. Effective as of 5:00 P.M. eastern time, on [           ], 2017 (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each [    ] shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock on The NASDAQ Capital Market on the last trading day prior to the Effective Time, or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s Board of Directors.

2. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive a whole share in lieu of a fractional share of Common Stock), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (including the right to receive a whole share in lieu of a fractional share of Common Stock).”

3. This Certificate of Amendment shall be effective [           ], 2017 at 5:00 P.M., eastern time.

F-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this [  ] day of [           ], 2017.

DIPEXIUM PHARMACEUTICALS, INC.

By:	Name: David P. Luci Title: Chief Executive Officer

F-2

ANNEX G

PLX PHARMA INC.
2015 OMNIBUS INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of the Plan is to attract and retain the services of employees and non-employee directors, to provide them with a proprietary interest in the Company, and to motivate them using stock-based and cash incentives linked to short-term and long-range performance goals and the interests of the Company’s stockholders.

ARTICLE 2

DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1.	“Award” means the grant of any Incentive Stock Option, Non-qualified Stock Option, SAR, Restricted Stock, Restricted Stock Unit, Stock Unit, Performance Share, Performance Unit, Performance Cash, Dividend Equivalent or any other right or interest relating to stock or cash incentive, whether granted singly, in combination or in tandem to a Participant under the Plan (each individually referred to herein as an “Incentive”). “Award” also means any annual incentive cash bonus award made under the Plan pursuant to applicable guidelines.
2.2.	“Award Agreement” means a written agreement between a Participant and the Company, which evidences the grant of an Award and contains the terms, conditions, restrictions and limitations applicable to the Award, including, but not limited to, the provisions governing vesting, exercisability, payment, forfeiture, and termination of employment, all or some of which may be incorporated by reference into one or more other documents delivered or otherwise made available to a Participant in connection with an Award.
2.3.	“Award Period” means the period during which one or more Incentives granted under an Award may be exercised or earned.
2.4.	“Board” means the board of directors of the Company.
2.5.	“Code” means the Internal Revenue Code of 1986, as amended, together with the published rulings, regulations, and interpretations promulgated thereunder.
2.6.	“Committee” means the Compensation Committee of the Board or such other Committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan that consists of two or more “outside directors” as described under Treasury Regulation §1.162-27(e)(3).
2.7.	“Common Stock” means the Company’s $0.01 par value common stock, which the Company is currently authorized to issue or may in the future be authorized to issue.
2.8.	“Company” means PLx Pharma Inc., a Delaware corporation, and any successor entity.
2.9.	“Covered Participant” means a Participant who is a “covered employee” as defined in Section 162(m)(3) of the Code, and any individual the Committee determines should be treated as such a covered employee.
2.10.	“Date of Grant” means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement.
2.11.	“Dividend Equivalent” means an Award, designated as a Dividend Equivalent, granted to Participants pursuant to Section 6.8 hereof, or in conjunction with other Awards, the value of which is determined, in whole or in part, by the value of payments tied to or based on the payment of dividends to holders of Common Stock and may be conditioned on the attainment of Performance Goals in a manner deemed appropriate by the Committee and described in the Award Agreement.
2.12.	“Employee” means common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary.
2.13.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
2.14.	“Fair Market Value” of a share of Common Stock is the mean of the highest and lowest prices per share on NASDAQ on the pertinent date, or in the absence of reported sales on such day, then on the next following day for which sales were reported.
2.15.	“Incentive” means an Award under the Plan as defined by Section 2.1 of Article 2.
2.16.	“Incentive Stock Option” or “ISO” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.
2.17.	“Limited SAR” or “Limited Stock Appreciation Right” means an Award designated as an SAR as defined in this Article 2, which is granted with certain limiting features as determined by the Committee and as set forth in the Award Agreement at the time of grant.
2.18.	“NASDAQ” means the Nasdaq Stock Market.
2.19.	“Non-Employee Director” means a member of the Board who is not an Employee.
2.20.	“Non-qualified Stock Option” or “NQSO” means a stock option, granted pursuant to this Plan that is not intended to comply with the requirements set forth in Section 422 of the Code.
2.21.	“Option Price” means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.
2.22.	“Participant” shall mean an Employee or Non-Employee Director to whom an Award is granted under this Plan.
2.23.	“Performance Award” means an Award made pursuant to this Plan to a Participant that is subject to the attainment of one or more Performance Goals. Performance Awards may be in the form of Performance Shares, Performance Units, Performance Cash, or Dividend Equivalents.
2.24.	“Performance Cash” means an Award, designated as Performance Cash and denominated in cash, granted to a Participant pursuant to Section 6.7 hereof, the value of which is conditioned, in whole or in part, by the attainment of Performance Goals in a manner deemed appropriate by the Committee and described in the Award Agreement.
2.25.	“Performance Criteria” or “Performance Goals” or “Performance Measures” mean the objectives established by the Committee for a Performance Period, for the purpose of determining when an Award subject to such objectives is earned.
2.26.	“Performance Period” means the time period designated by the Committee during which performance goals must be met.
2.27.	“Performance Share” means an Award, designated as a Performance Share in the form of shares of Common Stock or other securities of the Company, granted to a Participant pursuant to Section 6.7 hereof, the value of which is determined, in whole or in part, by the value of Common Stock and/or conditioned on the attainment of Performance Goals in a manner deemed appropriate by the Committee and described in the Award Agreement.
2.28.	“Performance Unit” means an Award, designated as a Performance Unit, granted to a Participant pursuant to Section 6.7 hereof, the value of which is determined, in whole or in part, by the attainment of Performance Goals in a manner deemed appropriate by the Committee and described in the Award Agreement.

2.29.	“Person” shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.
2.30.	“Plan” means the PLx Pharma Inc. 2015 Omnibus Incentive Plan, as amended from time to time.
2.31.	“Restricted Stock” means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.4 of this Plan that are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.
2.32.	“Restricted Stock Unit” means a fixed or variable dollar-denominated right to acquire Common Stock contingently awarded pursuant to Section 6.4 of the Plan that is subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.
2.33.	“SAR” or “Stock Appreciation Right” means the right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the SAR Price for such shares, and may be granted as a Limited SAR.
2.34.	“SAR Price” means the Fair Market Value of each share of Common Stock covered by a SAR, determined by the Committee on the Date of Grant of the SAR.
2.35.	“SEC” shall mean the Securities and Exchange Commission.
2.36.	“Stock Option” means a Non-qualified Stock Option or an Incentive Stock Option.
2.37.	“Stock Unit Award” means awards of Common Stock or other awards pursuant to Section 6.8 hereof that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other securities of the Company.
2.38.	“Subsidiary” means any entity for which PLx Pharma Inc. is the ultimate parent company and in which all of the equity, partnership, member or other interests are owned by PLx Pharma Inc. or another one of its Subsidiaries. “Subsidiaries” means more than one of any such entities.

ARTICLE 3

ADMINISTRATION

3.1.	The Committee shall administer the Plan unless otherwise determined by the Board. The administering Committee shall consist of not fewer than two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board; and any vacancy occurring in the membership of the Committee may be filled by appointment by the Board.
3.2.	The Committee shall select one of its members to act as its Chair. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.
3.3.	The Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms and conditions as may be approved by the Committee not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive, two or more Incentives granted in combination, or two or more Incentives granted in tandem.
3.4.	The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.
3.5.	With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 under the Exchange Act, Section 422 of the Code, Section 162(m) of the Code, the rules of the NYSE or any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, or any other applicable law, rule or restriction (collectively, “applicable law”), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

ARTICLE 4

ELIGIBILITY

Employees (including Employees who are also a director or an officer) and Non-Employee Directors are eligible to participate in the Plan. The Committee, in its discretion, may grant, but shall not be required to grant, an Award to any Employee or Non-Employee Director. Awards may be granted by the Committee at any time and from time to time selectively to one or more new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, all as the Committee shall determine. Except as may be required by the Plan, Awards need not be uniform.

ARTICLE 5

SHARES SUBJECT TO PLAN

5.1.	Total Shares Available. Subject to adjustment as provided in Articles 14 and 15, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan (including Awards issued under the Plan in 2015) is initially 1,450,000 (the “Share Limit”). The Share Limit shall automatically increase — on an annual basis, beginning on the first anniversary of the adoption of the Plan — by an amount equal to 5% of the Share Limit in effect at the initial adoption of the Plan.
5.2.	Source of Shares. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available a number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.
5.3.	Restoration and Retention of Shares (“Share Counting”). If any shares of Common Stock subject to an Award shall not be issued or transferred to a Participant and shall cease to be issuable or transferable to a Participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such Award or for any other reason, or if any such shares shall, after issuance or transfer, be reacquired by the Company because of the Participant’s failure to comply with the terms and conditions of an Award or for any other reason, the shares not so issued or transferred, or the shares so reacquired by the Company, as the case may be, shall no longer be charged against the limitation provided for in Section 5.1 and may be used thereafter for additional Awards under the Plan. The following additional parameters shall apply:
(a)	To the extent an Award under the Plan is settled or paid in cash, shares subject to such Award will not be considered to have been issued and will not be applied against the maximum number of shares of Common Stock provided for in Section 5.1.
(b)	If an Award may be settled in shares of Common Stock or cash, such shares shall be deemed issued only when and to the extent that settlement or payment is actually made in shares of Common Stock. To the extent an Award is settled or paid in cash, and not shares of Common Stock, any shares previously reserved for issuance or transfer pursuant to such Award will again be deemed available for issuance or transfer under the Plan, and the maximum number of shares of Common Stock that may be issued or transferred under the Plan shall be reduced only by the number of shares actually issued and transferred to the Participant.
(c)	Notwithstanding the foregoing: (i) Shares withheld or tendered to pay withholding taxes or the exercise price of an Award shall not again be available for the grant of Awards under the Plan, and (ii) the full number of Shares subject to a Stock Option or SAR granted that are settled by the issuance of Shares shall be counted against the Shares authorized for issuance under this Plan, regardless of the number of Shares actually issued upon the settlement of such Stock Option or SAR.

(d)	Any Shares repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of Shares available for the future grant of Awards.
5.4.	Uncertificated Shares. Shares issued under the Plan will be registered in uncertificated book-entry form (unless a holder of Common Stock requests a certificate representing such holder’s shares of Common Stock). As a result, instead of receiving Common Stock certificates, holders of Common Stock will receive account statements reflecting their ownership interest in shares of Common Stock. The book-entry shares will be held with the Company’s transfer agent, which will serve as the record keeper for all shares of Common Stock being issued in connection with the Plan. Any stockholder who wants to receive a physical certificate evidencing shares of Common Stock issued under the Plan will be able to obtain a certificate by contacting the Company’s transfer agent.

ARTICLE 6

GRANT OF AWARDS

6.1.	In General.
(a)	The grant of an Award shall be authorized by the Committee and may be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s) or the value of the Performance Award (if applicable), the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms as are approved by the Committee not inconsistent with the Plan. The Company may execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within 10 years of the date of adoption of this Plan or within 10 years following the date upon which the Plan was last amended and approved by its stockholders. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.
(b)	If the Committee establishes a Date of Grant purchase price for an Award, the Participant must pay such purchase price within 30 days (or such shorter period as the Committee may specify) after the Date of Grant.
6.2.	Limitations on Awards.
(a)	The Plan is subject to the following additional limitations:
(i)	The Option Price of Stock Options cannot be less than 100 percent of the Fair Market Value of a share of Common Stock on the Date of Grant of the Stock Option.
(ii)	The SAR Price of a SAR cannot be less than 100 percent of the Fair Market Value of a share of Common Stock on the Date of Grant of the SAR.
(iii)	Repricing of Stock Options and SAR’s or other downward adjustments in the Option Price or SAR Price of previously granted Stock Options or SAR’s, respectively, are prohibited, except in connection with a corporate transaction involving the Company such as any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares, provided that the terms of outstanding Awards may not be amended without stockholder approval to reduce the exercise price of outstanding Stock Options or SAR’s or cancel outstanding Stock Options or SAR’s in exchange for cash, other awards or Stock Options or SAR’s having an exercise price that is less than the exercise price of the original Stock Option or SAR.
(iv)	No Participant may receive during any calendar year (A) Stock Options or SARs covering an aggregate of more than 1,000,000 shares or (B) Awards that are intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code (other than Stock Options or SARs) covering an aggregate of more than 1,000,000 shares.
(v)	No Participant may receive during any calendar year Awards that are to be settled in cash covering an aggregate of more than $5,000,000.

(vi)	The term of Awards may not exceed 10 years.
(vii)	Notwithstanding as otherwise provided in this Section 6.2, with respect to Incentive Stock Options (i) the term of an Incentive Stock Option may not exceed 5 years and the Option Price cannot be less than 110 percent of the Fair Market Value of a share of Common Stock on the Date of Grant if the individual who is granted to Incentive Stock Option, at the time such Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, and (ii) the aggregate Fair Market Value of the Common Stock which is exercisable for the first time by an individual in one calendar year under all Incentive Stock Options granted to such individual cannot exceed $100,000. To the extent an Option that is intended to be an Incentive Stock Option does not satisfy the requirements of this Section 6.2(a)(vii), such Option will be treated as a Non-qualified Stock Option.
(b)	Limited SAR’s granted in tandem with Stock Options or other Awards shall not be counted towards the maximum individual grant limitation set forth in this Section, as the Limited SAR will expire based on conditions described in Section 6.5(b), below.
6.3.	Rights as Stockholder. Except as provided in Section 6.4 and Section 6.8 of this Plan, until the issuance of the shares of Common Stock (as evidenced by the appropriate entry on the books of the Company or its transfer agent), no right to vote or receive dividends or any other rights as a stockholder of the Company shall exist with respect to such shares, notwithstanding the exercise of any Incentive or Award. No adjustment will be made for a dividend or other rights for which the record date is prior to the date shares are issued, except as otherwise provided in this Plan.
6.4.	Restricted Stock/Restricted Stock Units. If Restricted Stock and/or Restricted Stock Units are granted to a Participant under an Award, the Committee shall establish: (i) the number of shares of Restricted Stock and/or the number of Restricted Stock Units awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock and/or Restricted Stock Units, (iii) the time(s) within which such Award may be subject to forfeiture, (iv) specified Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, if any, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (v) all other terms of the Restricted Stock and/or Restricted Stock Units, which shall be consistent with this Plan. The provisions of Restricted Stock and/or Restricted Stock Units need not be the same with respect to each Participant.
(a)	Record of Shares. Each Participant who is awarded Restricted Stock shall be issued the number of shares of Common Stock specified in the Award Agreement for such Restricted Stock, and such shares shall be recorded in the share transfer records of the Company and ownership of such shares shall be evidenced by a book entry notation in the share transfer records of the Company’s transfer agent. Such shares shall be registered in the name of the Participant, subject to any restrictions in effect for the Award.
(b)	Restrictions and Conditions. Shares of Restricted Stock and Restricted Stock Units shall be subject to the following restrictions and conditions:
(i)	Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock and/or Restricted Stock Units. Except with respect to issuances hereunder representing no greater than five percent of the Share Limit, any Restricted Stock or Restricted Stock Units not granted pursuant to a Performance Award shall have a minimum Restriction Period of three years from the Date of Grant, provided that the Committee may provide for vesting on a pro rata basis or for earlier vesting upon such events as the Committee deems appropriate, which shall be set forth in the applicable Award Agreement. Except for these limitations, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock and/or Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Award, such action is appropriate.
(ii)	Except as provided in subparagraph (i) above and Section 6.8(a) below and subject to the terms of a Participant’s Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Certificates or other evidence of ownership of shares of Common Stock free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such shares of Common Stock. Each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any forfeited shares to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer.
(iii)	The Restriction Period of Restricted Stock and/or Restricted Stock Units shall commence on the Date of Grant and, subject to Article 14 of the Plan, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the Restricted Stock and/or Restricted Stock Units, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, and/or (v) other comparable Performance Measurements, as may be determined by the Committee in its sole discretion.
6.5.	SAR’s and Limited SAR’s.
(a)	An SAR shall entitle the Participant at his or her election to surrender to the Company the SAR, or portion thereof, as the Participant shall choose, and to receive from the Company in exchange therefore cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per share over the SAR Price per share specified in such SAR, multiplied by the total number of shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of an SAR by the distribution of that number of shares of Common Stock having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash.
(b)	A Limited SAR shall allow the Participant to receive from the Company cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the Limited SAR) per share over the Limited SAR Price per share specified in such Limited SAR, multiplied by the total number of shares of the Limited SAR being surrendered. The Company will satisfy its obligation with a cash settlement to be made for any fractional Limited SAR. Limited SAR’s will expire without consideration upon the vesting, exercise, or settlement, in shares and/or in cash, of Awards for which the Limited SAR was granted in tandem.
6.6.	Tandem Awards. The Committee may grant two or more Incentives in one Award in the form of a “tandem award,” so that the right of the Participant to exercise one Incentive shall be canceled if, and to the extent, the other Incentive is exercised. For example, if a Stock Option and an SAR are issued in a tandem Award, and the Participant exercises the SAR with respect to 100 shares of Common Stock, the right of the Participant to exercise the related Stock Option shall be canceled to the extent of 100 shares of Common Stock.
6.7.	Performance Based Awards.
(a)	Grant of Performance Awards. The Committee may issue Performance Awards in the form of Performance Shares, Performance Units, Performance Cash, or Dividend Equivalents to Participants subject to the Performance Goals and Performance Period as it shall determine. The terms and conditions of each Performance Award will be set forth in the Award Agreement. The Committee shall have complete discretion in determining the number and/or value of Performance Awards granted to each Participant. Any Performance Units or Performance Shares granted under the Plan shall have a minimum Restriction Period of one year from the Date of Grant, provided that the Committee may provide for earlier vesting upon such events as the Committee deems appropriate, which shall be set forth in the applicable Award Agreement. Participants receiving Performance Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services.
(b)	Value of Performance Awards. The Committee shall set Performance Goals in its discretion for each Participant who is granted a Performance Award. Such Performance Goals may be particular to a Participant, may relate to the performance of the Subsidiary or division which employs him or her, may be based on the performance of the Company generally, or a combination of the foregoing. The Performance Goals may be based on achievement of financial statement objectives, or any other objectives established by the Committee. The Performance Goals may be absolute in their terms or measured in relationship to other companies similarly or otherwise situated. The extent to which such Performance Goals are met will determine the number and/or value of the Performance Award to the Participant.
(c)	Form of Payment. Payment of the amount to which a Participant shall be entitled upon the settlement of a Performance Award shall be made in a lump sum or installments in cash, shares of Common Stock, or a combination thereof as determined by the Committee.
6.8.	Other Stock Based Awards.
(a)	Grant of Other Stock Based Awards. The Committee may issue to Participants, either alone or in addition to other Awards made under the Plan, Stock Unit Awards which may be in the form of Common Stock or other securities. The value of each such Award shall be based, in whole or in part, on the value of the underlying Common Stock or other securities. The Committee, in its sole discretion, may determine that an Award, either in the form of a Stock Unit Award under this Section or as an Award granted pursuant to the other provisions of this Article, may grant or provide to the Participant (i) dividends or Dividend Equivalents (payable on a current or deferred basis by crediting to an account maintained on the books of the Company, in tandem with other Awards, in addition to other Awards or freestanding and unrelated to other Awards, except not for Stock Options and unvested SAR’s) and (ii) cash payments in lieu of or in addition to an Award. The Committee, in its sole discretion, shall determine, from time to time, the terms, restrictions, conditions, vesting requirements, and payment rules (all of which are sometimes hereinafter collectively referred to as “rules”) of the Award, including but not limited to the payment or crediting of dividends or Dividend Equivalents, and shall set forth those rules in the related Award Agreement. Notwithstanding the foregoing, dividends or Dividend Equivalents shall not be payable or credited in respect of unearned Awards subject to performance conditions (other than or in addition to the passage of time), although dividends and Dividend Equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than thirty days after, such Awards are earned and become distributable as determined by the Committee.
(b)	Rules for Stock Unit Awards. The Committee, in its sole and complete discretion, may grant a Stock Unit Award subject to the following rules:
(i)	All rights with respect to such Stock Unit Awards granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her guardian or legal representative.
(ii)	Stock Unit Awards may require the payment of cash consideration by the Participant in receipt of the Award or provide that the Award, and any Common Stock or other securities issued in conjunction with the Award be delivered without the payment of cash consideration.
(iii)	The Committee, in its sole and complete discretion, may establish certain Performance Criteria that may relate in whole or in part to receipt of the Stock Unit Awards.

(iv)	Stock Unit Awards may be subject to a deferred payment schedule and/or vesting over a specified employment period.
(v)	The Committee as a result of certain circumstances may waive or otherwise remove, in whole or in part, any restriction or condition imposed on a Stock Unit Award at the time of Award.
6.9.	Other Cash Based Awards. The Committee may issue to Participants, either alone or in addition to other Awards made under the Plan, the opportunity to earn a cash bonus award based upon the attainment of one or more Performance Goals for a Performance Period of one year or less, including annual incentive cash bonus awards. The Committee, in its sole and complete discretion, may grant a cash Award. The Committee shall determine the terms, conditions and payment rules of any such cash Award.

ARTICLE 7

AWARD PERIOD; VESTING

7.1.	Award Period. Subject to the other provisions of this Plan, no Incentive granted under the Plan may be exercised at any time after the end of its Award Period.
7.2.	Vesting. The Committee, in its sole discretion, may determine that an Incentive will be immediately exercisable or the restrictions thereon will immediately lapse, in whole or in part, or that all or any portion may not be exercised or the restrictions thereon will not lapse until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon exercise or the lapsing of restrictions, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Incentive may be exercised or the restrictions may lapse, consistent with the terms of this Plan.

ARTICLE 8

TERMINATION OF SERVICE

8.1.	Termination of Service. The terms and conditions applicable to each Award in the event of a termination of service with the Company or its Subsidiaries, for any reason, shall be determined by the Committee and included in the applicable Award Agreement.
8.2.	Amendment. Subject to the limitations set forth in Section 6.2 above, the Committee or the Chief Executive Officer may prescribe new or additional terms for the vesting, exercise or realization of any Award, provided that no such action shall deprive a Participant or beneficiary, without his or her consent, of the right to any benefit accrued to his or her credit at the time of such action.

ARTICLE 9

EXERCISE OF INCENTIVE

9.1.	In General.
(a)	A vested Incentive may be exercised during its Award Period, subject to limitations and restrictions set forth therein and in Article 8. A vested Incentive may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms and conditions of the Plan.
(b)	An Incentive may not be exercised or shares of Common Stock be issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished. No Incentive may be exercised for a fractional share of Common Stock.
9.2.	Stock Options.
(a)	Subject to such administrative regulations as the Committee may from time to time adopt, a Stock

Option may be exercised by the delivery of written notice to the Company setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised (the “Exercise Notice”) and the date of exercise thereof (the “Exercise Date”) in accordance with procedures established by the Company. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the shares to be purchased, payable as follows: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (c) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, and/or (d) in any other form of valid consideration that is acceptable to the Company in its sole discretion.
(b)	Upon payment of all amounts due from the Participant, the Company shall cause shares of the Common Stock then being purchased to be delivered as directed by the Participant (or the person exercising the Participant’s Stock Option in the event of his death) at its principal business office promptly after the Exercise Date, provided that if the Participant has exercised an Incentive Stock Option, the Company may at its option retain possession of the shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1) of the Code. The obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.
(c)	If the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, the Participant’s right to purchase such Common Stock may be terminated by the Company.
9.3.	SAR’s. Subject to the conditions of this Section and such administrative regulations as the Committee may from time to time adopt, an SAR may be exercised by the delivery (including by fax) of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the date of exercise thereof in accordance with procedures established by the Company. On the SAR exercise date, the Participant shall receive from the Company in exchange therefore cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of an SAR by the distribution of that number of shares of Common Stock having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests, or the Company may settle such obligation in part with shares of Common Stock and in part with cash.
9.4.	Tax Payment Election. Subject to the approval of the Committee, and to any rules and limitations as the Committee may adopt, a person exercising an Incentive may make the payment of the amount of any taxes required to be collected or withheld by the Company in connection with such exercise in whole or in part by electing, at or before the time of exercise, either (i) to have the Company withhold from the number of shares otherwise deliverable a number of shares whose value equals the amount of the applicable supplemental wage withholding required plus any required state, local or employment tax withholdings, or (ii) to deliver certificates for other shares owned by the person exercising the Award, endorsed in blank with appropriate signature guarantee, having a value equal to the amount otherwise to be collected or withheld.
9.5.	Valuation. Any calculation with respect to a Participant’s income, required tax withholding or other matters required to be made by the Company upon the exercise of an Incentive shall be made using the Fair Market Value of the shares of Common Stock on the Exercise Date, whether or not the Exercise Notice is delivered to the Company before or after the close of trading on that date, unless otherwise specified by the Committee. Notwithstanding the foregoing, for Stock Option exercises using the Company’s “same-day-sale for cash method” or “broker sale for stock method,” a Participant’s taxable gain and related tax withholding on the exercise will be calculated using the actual market price at which shares were sold in the transaction.

ARTICLE 10

SPECIAL PROVISIONS APPLICABLE
TO COVERED PARTICIPANTS

Awards subject to Performance Criteria that are intended to satisfy the deductibility requirements of Code Section 162(m) and paid to Covered Participants under this Plan shall be governed by the conditions of this Article 10 in addition to the requirements of Article 6, above. If the conditions set forth under this Article 10 conflict with the requirements of Article 6, the conditions of this Article 10 shall prevail. In the event an Award is intended to comply with Code Section 162(m), then the provisions of this Article 10 shall apply. Notwithstanding any other provision in this Plan to the contrary, the Committee may grant Awards that do not fully comply with the requirements of Code Section 162(m) to any Participant, and such non-compliant Awards will not be subject to the limitations of this Article 10.

10.1.	Establishment of Performance Measures, Goals or Criteria. All Performance Measures, Goals, or Criteria relating to Covered Participants for a relevant Performance Period shall be established by the Committee in writing prior to the beginning of the Performance Period, or by such other later date for the Performance Period as may be permitted under Section 162(m) of the Code. The Performance Goals may be identical for all Participants or, at the discretion of the Committee, may be different to reflect more appropriate measures of individual performance.
10.2.	Performance Goals. The Committee shall establish the Performance Goals relating to Covered Participants for a Performance Period in writing. Performance Goals may include alternative and multiple Performance Goals and may be based on one or more business and/or financial criteria. In establishing the Performance Goals for the Performance Period, the Committee in its discretion may include one or any combination of the following criteria in either absolute or relative (e.g., compared to a group of companies) terms, for the Company or any Subsidiary:
(a)	Increased revenue;
(b)	Net income measures (including but not limited to income after capital costs and income before or after taxes);
(c)	Stock price measures (including but not limited to growth measures and total stockholder return);
(d)	Market share;
(e)	Earnings per share (actual or targeted growth);
(f)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”);
(g)	Economic value added (“EVA”);
(h)	Cash flow measures (including but not limited to net cash flow and net cash flow before financing activities);

(i)	Return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors’ capital and return on average equity);
(j)	Operating measures (including but not limited to operating income, funds from operations, cash from operations, after-tax operating income and sales volumes);
(k)	Expense measures (including but not limited to general and administrative expense);
(l)	Margins;
(m)	Stockholder value;
(n)	Total stockholder return;
(o)	Proceeds from dispositions;
(p)	Total market value; and
(q)	Corporate values measures (including but not limited to ethics compliance, environmental, and safety).
10.3.	Compliance with Section 162(m). The Performance Goals must be objective and must satisfy third party “objectivity” standards under Section 162(m) of the Code, and the regulations promulgated thereunder. In interpreting Plan provisions relating to Awards subject to Performance Goals paid to Covered Participants, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions.
10.4.	Adjustments. The Committee is authorized to make adjustments in the method of calculating attainment of Performance Goals in recognition of: (i) extraordinary or non-recurring items, (ii) changes in tax laws, (iii) changes in generally accepted accounting principles or changes in accounting principles, (iv) charges related to restructured or discontinued operations, (v) restatement of prior period financial results, and (vi) any other unusual, non-recurring gain or loss that is separately identified and quantified in the Company’s financial statements. Notwithstanding the foregoing, the Committee may, at its sole discretion, reduce the performance results upon which Awards are based under the Plan, to offset any unintended result(s) arising from events not anticipated when the Performance Goals were established, or for any other purpose, provided that such adjustment is permitted by Section 162(m) of the Code.
10.5.	Discretionary Adjustments. The Performance Goals shall not allow for any discretion by the Committee as to an increase in any Award, but discretion to lower an Award is permissible.
10.6.	Certification. The Award and payment of any Award under this Plan to a Covered Participant with respect to a relevant Performance Period shall be contingent upon the attainment of the Performance Goals that are applicable to such Covered Participant. The Committee shall certify in writing prior to payment of any such Award that such applicable Performance Goals relating to the Award are satisfied. Approved minutes of the Committee may be used for this purpose.
10.7.	Other Considerations. All Awards to Covered Participants under this Plan shall be further subject to such other conditions, restrictions, and requirements as the Committee may determine to be necessary to carry out the purpose of this Article 10.

ARTICLE 11

AMENDMENT OR DISCONTINUANCE

11.1.	In General. Subject to the limitations set forth in this Article 11, the Committee may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part, provided that no amendment that requires stockholder approval under the rules of the national exchange on which the shares of Common Stock are listed (or in order for the Plan and Incentives awarded under the Plan to continue to comply with

Section 162(m) of the Code, including any successors to such Section), shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto.
11.2.	Amendments to Awards. Subject to the limitations set forth in the Plan, the Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided that, unless required by law, no action contemplated or permitted by this Article 11 shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.
11.3.	Unusual or Nonrecurring Events. The Committee is hereby authorized to make adjustments in the terms, conditions, and criteria of Awards in recognition of unusual or nonrecurring events (including the events described in Section 13 of the Plan) affecting the Company, any Subsidiary, or the financial statements of the Company, or in recognition of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

ARTICLE 12

EFFECTIVE DATE AND TERM

The Plan shall become effective on the date of its approval by the stockholders of the Company, and shall continue in existence and force for a period of 10 years thereafter, subject to earlier termination as prescribed under Article 11 above. After termination of the Plan, no future Awards may be granted hereunder, but any Awards or Incentives granted before the date of termination will continue to be in effect in accordance with their terms and conditions.

ARTICLE 13

CAPITAL ADJUSTMENTS

13.1.	In General. If at any time while the Plan is in effect, or Incentives are outstanding, there shall be any stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company, then:
(a)	An appropriate adjustment shall be made in the maximum number of shares of Common Stock then subject to being awarded under the Plan and in the maximum number of shares of Common Stock that may be awarded to a Participant to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock shall continue to be subject to being so awarded.
(b)	Appropriate adjustments shall be made in the number of shares of Common Stock and the Option Price thereof then subject to purchase pursuant to each such Stock Option previously granted and unexercised, to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each such instance shall remain subject to purchase at the same aggregate Option Price.
(c)	Appropriate adjustments shall be made in the number of SAR’s and the SAR Price thereof then subject to exercise pursuant to each such SAR previously granted and unexercised, to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price.

(d)	Appropriate adjustments shall be made in the number of outstanding shares of Restricted Stock with respect to which restrictions have not yet lapsed prior to any such change.
(e)	Appropriate adjustments shall be made with respect to shares of Common Stock applicable to any other Incentives previously awarded under the Plan as the Committee, in its sole discretion, deems appropriate, consistent with the event.
13.2.	Issuance of Stock or Other Convertible Securities. Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to (i) the number of or Option Price of shares of Common Stock then subject to outstanding Stock Options granted under the Plan, (ii) the number of or SAR Price or SAR’s then subject to outstanding SAR’s granted under the Plan, (iii) the number of outstanding shares of Restricted Stock, or (iv) the number of shares of Common Stock otherwise payable under any other Incentive.
13.3.	Notification. Upon the occurrence of each event requiring an adjustment with respect to any Incentive, the Company shall notify each affected Participant its computation of such adjustment, which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14

RECAPITALIZATION, MERGER AND
CONSOLIDATION;

14.1.	Adjustments, Recapitalizations, Reorganizations, or Other Adjustments. The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
14.2.	Acquiring Entity. Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a Participant would have been entitled.
14.3.	Acquired Entity. In the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of such outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company that were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.

ARTICLE 15

[removed and reserved]

ARTICLE 16

ADDITIONAL AUTHORITY OF COMMITTEE

In addition to the Committee’s authority set forth elsewhere in this Plan, in order to maintain a Participant’s rights in the event of a merger, acquisition, consolidation or other corporate event described under Articles 15 and 16, the Committee, as constituted before the merger, acquisition, consolidation or other corporate event, is hereby authorized, and has sole discretion, as to any Incentive, either at the time the Award is made hereunder or any time thereafter, to take any one or more of the following actions:

(a)	provide for the purchase of any Incentive for an amount of cash equal to the amount that could have been attained upon the exercise of the Incentive or realization of the Participant’s rights in the Incentive had the Incentive been currently exercisable or payable;
(b)	adjust any outstanding Incentive as the Committee deems appropriate;
(c)	cause any outstanding Incentive to be assumed, or new rights substituted therefor, by an acquiring or surviving corporation or successor corporation; or
(d)	include other provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

ARTICLE 17

INCENTIVES IN SUBSTITUTION FOR
INCENTIVES GRANTED BY OTHER CORPORATIONS

Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees of a corporation who become or are about to become Employees of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or the acquisition by the Company of stock of the employing corporation. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Incentives in substitution for which they are granted.

ARTICLE 18

MISCELLANEOUS PROVISIONS

18.1.	Code Section 409A. Notwithstanding anything in this Plan or in any Award Agreement to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A of the Internal Revenue Code of 1986, as amended and related regulations and Treasury pronouncements (“Section 409A”), that Plan provision or Award may be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant’s rights to an Award. This Plan and all Award Agreements hereunder are intended to comply, and shall be administered and interpreted consistently in all respects, with Section 409A and the regulations and additional guidance promulgated thereunder to the extent applicable. Accordingly, the Company shall have the authority to take any action, or refrain from taking any action, with respect to this Plan or any Award hereunder that is reasonably necessary to ensure compliance with Code Section 409A (provided that the Company shall choose the action that best preserves the value of payments and benefits provided to Participant that is consistent with Code Section 409A). In furtherance, but not in limitation of the foregoing, to the extent the Participant is a “specified employee” within the meaning of Code Section 409A, payments, if any, that constitute a “deferral of compensation” under Code Section 409A and that would otherwise become due as a result of Participant’s “separation from service” (as defined under Code Section 409A) shall be delayed, and all such delayed payments shall be paid in full on the first day of the seventh month after such separation date.

18.2.	Forfeiture Events; Clawback. To the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) or the rules and regulations of the NYSE, if any, or if so required pursuant to a written policy adopted by the Company, Awards shall be subject (including on a retroactive basis) to clawback, forfeiture, or similar requirements, in addition to any otherwise applicable vesting of an Award (and such requirements shall be deemed incorporated by reference into all outstanding Award Agreements).
18.3.	Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.
18.4.	No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.
18.5.	Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to the terms and limitations the Committee shall determine, to grant Awards or to cancel, modify or waive rights with respect to, or to amend, suspend, or terminate Awards.
18.6.	Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the fullest extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.
18.7.	Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.
18.8.	Compliance with Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including without limitation Section 16 of the Exchange Act and 162(m) of the Code), and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required, and the grant or making of any Award shall be conditional and shall be granted or awarded subject to acceptance of the shares deliverable pursuant to the Award for listing on the NYSE.
18.9.	Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the

Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.
18.10.	Tax Requirements, Withholding. The Company or any Affiliate is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, shares, other securities, other Awards or other property) of any applicable withholding taxes with respect to an Award, its exercise, the lapse of restrictions thereon, payment or transfer under an Award or under the Plan, and to take any other action necessary in the opinion of the Company to satisfy all obligations for the payment of the taxes. Notwithstanding the foregoing, in the event of an assignment of a Non-qualified Stock Option or SAR, the Participant who assigns the Non-qualified Stock Option or SAR shall remain subject to withholding taxes upon exercise of the Non-qualified Stock Option or SAR by the transferee to the extent required by the Code or the rules and regulations promulgated thereunder. Such payments shall be required to be made prior to the delivery of any shares of Common Stock. Such payment may be made in cash, by check, or through the delivery of shares of Common Stock owned by the Participant (which may be effected by the actual delivery of shares of Common Stock by the Participant or by the Company’s withholding a number of shares to be issued upon the exercise of a Stock Option, if applicable), which shares have an aggregate Fair Market Value equal to the required minimum withholding payment, or any combination thereof.
18.11.	Assignability.
(a)	Incentive Stock Options may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant’s legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 18.10 that is not required for compliance with Section 422 of the Code.
(b)	The Committee may, in its discretion, authorize all or a portion of a Non-qualified Stock Option or SAR to be granted to a Participant to be on terms which permit transfer by such Participant to (i) the spouse, children or grandchildren of the Participant (“Immediate Family Members”), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (iii) a partnership in which such Immediate Family Members are the only partners, (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (a) there shall be no consideration for any such transfer, (b) the Award Agreement pursuant to which such Non-qualified Stock Option or SAR is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section, and (c) subsequent transfers of transferred Non-qualified Stock Options or SAR’s shall be prohibited except those by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended. Following transfer, any such Non-qualified Stock Option and SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles 10, 12, 14, 16 and 18 hereof the term “Participant” shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Non-qualified Stock Options and SAR’s shall be exercisable by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of a Non-qualified Stock Option or SAR of any expiration, termination, lapse or acceleration of such Option. The Company shall have no obligation to register with any federal or state securities commission or agency any

Common Stock issuable or issued under a Non-qualified Stock Option or SAR that has been transferred by a Participant under this Section 18.11.
18.12.	No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or any fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.
18.13.	Governing Law. The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be determined in accordance with the laws of the State of Delaware and applicable federal law.
18.14.	Successors and Assigns. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, expressly to assume and agree to perform the Company’s obligations under this Plan in the same manner and to the same extent that the Company would be required to perform them if no such succession had taken place. As used herein, the “Company” shall mean the Company as herein before defined and any aforesaid successor to its business and/or assets.
18.15.	No Fractional Shares. No fractional shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares or whether fractional shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

DIPEXIUM PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Dipexium Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Dipexium Pharmaceuticals, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016. Dipexium Pharmaceuticals, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dipexium Pharmaceuticals, Inc. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Roseland, New Jersey
January 19, 2017

DIPEXIUM PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015

	2016	2015
ASSETS
CURRENT ASSETS
Cash	$16,675,228	$5,234,953
Short-term Investments	—	26,977,362
Prepaid Expenses	359,015	146,145
TOTAL CURRENT ASSETS	17,034,243	32,358,460
OTHER ASSETS
Security Deposit	56,630	49,385
TOTAL OTHER ASSETS	56,630	49,385
TOTAL ASSETS	$17,090,873	$32,407,845
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable and Accrued Expenses	$2,121,893	$1,606,307
TOTAL LIABILITIES	2,121,893	1,606,307
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common Stock: $.001 par value, 30,000,000 shares authorized, 11,115,747 and 10,301,114 shares issued and outstanding at December 31, 2016 and 2015, respectively	11,116	10,301
Additional paid-in capital	77,340,448	71,852,692
Accumulated deficit	(62,382,584)	(41,061,455)
TOTAL SHAREHOLDERS’ EQUITY	14,968,980	30,801,538
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,090,873	$32,407,845

The accompanying notes are an integral part of these consolidated financial statements.

DIPEXIUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES	$—	$—
EXPENSES
OPERATING EXPENSES
Research and Development Expenses	12,753,917	11,286,236
Selling, General and Administrative Expenses	8,613,981	7,478,527
TOTAL OPERATING EXPENSES	21,367,898	18,764,763
LOSS FROM OPERATIONS	(21,367,898)	(18,764,763)
Interest Income	46,769	22,057
NET LOSS	$(21,321,129)	$(18,742,706)
LOSS PER SHARE
Basic and diluted net loss per common share	$(2.06)	$(1.99)
Weighted average common shares outstanding basic and diluted	10,365,840	9,432,705

The accompanying notes are an integral part of these consolidated financial statements.

DIPEXIUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2015	8,538,329	$8,538	$48,259,451	$(22,318,749)	$25,949,240
Issuance of Common Stock, Net of Issuance Costs	1,702,000	1,702	19,742,183		19,743,885
Share-Based payments to vendors	43,953	44	575,167		575,211
Share-Based Compensation	14,000	14	3,275,894		3,275,908
Cashless Exercise of Warrants	2,832	3	(3)		—
Net Loss				(18,742,706)	(18,742,706)
Balance at December 31, 2015	10,301,114	10,301	71,852,692	(41,061,455)	30,801,538
Share-Based payments to vendors	82,964	83	739,685		739,768
Shares issued to vendors to settle final invoices	714,625	715	1,116,805		1,117,520
Share-Based compensation	14,000	14	3,631,269		3,631,283
Cashless Exercise of Warrants	3,044	3	(3)		—
Net Loss				(21,321,129)	(21,321,129)
Balance at December 31, 2016	11,115,747	$11,116	$77,340,448	$(62,382,584)	$14,968,980

The accompanying notes are an integral part of these consolidated financial statements.

DIPEXIUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
Operating Activities:
Net Loss	$(21,321,129)	$(18,742,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-Based Compensation	3,631,283	3,275,908
Share-Based Payments to Vendors	739,768	575,211
Amortization of short-term investment interest income	(46,043)	(20,621)
(Increase)/Decrease In:
Prepaid Expenses	(212,870)	(26,017)
Security Deposits	(7,245)	—
Accounts Payable and Accrued Expenses	1,633,075	345,708
Net Cash Used In Operating Activities	(15,583,161)	(14,592,517)
Investing Activities:
Proceeds of Short-term Investments	40,000,000	4,000,000
Purchase of Short-term Investments	(12,976,564)	(30,956,740)
Net Cash Provided by (Used In) Investing Activities	27,023,436	(26,956,740)
Financing Activities:
Proceeds from issuance of Common Stock, net of issuance costs	—	19,743,885
Net Cash Provided By Financing Activities	—	19,743,885
Net Increase (Decrease) In Cash	11,440,275	(21,805,372)
Cash at Beginning of Year	5,234,953	27,040,325
Cash at End of Year	$16,675,228	$5,234,953
Supplemental Disclosure of Non-Cash Operating Activities:
Shares issued to Vendors to settle final invoices	$1,117,520	$—

The accompanying notes are an integral part of these consolidated financial statements.

DIPEXIUM PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

Business

Dipexium Pharmaceuticals, Inc. (the “Company” or “Dipexium”), a Delaware corporation, formerly Dipexium Pharmaceuticals, LLC, is a late stage pharmaceutical company focused on the development and commercialization of Locilex® (pexiganan cream 0.8%). The Company was formed on January 14, 2010. On October 25, 2016, the Company announced that its lead and sole product candidate, Locilex®, failed to meet the primary clinical endpoint or secondary endpoints in its OneStep-1 and OneStep-2 Phase 3 clinical trials. Dipexium’s scientific team has evaluated the data from the OneStep clinical trials but has found no clear signal that Locilex® would be a strong product candidate for other possible clinical indications. Accordingly, Dipexium has explored strategic alternatives with its professional advisors and entered into a Merger Agreement with PLx Pharma Inc. (“PLx”) on December 22, 2016 (“proposed merger”), pursuant to which PLx is expected to take control over Dipexium and Dipexium’s stockholders are expected to maintain approximately 23.25% of the combined ownership upon completion of the merger, subject to certain adjustments set forth in the Merger Agreement. The merger is expected to close in the second quarter of 2017. The Company or PLx may be required to pay a termination fee of $700,000 or $500,000, respectively, if the proposed merger is terminated under certain circumstances.

The Company has experienced net losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. The Company has needed to raise capital from sales of its securities to sustain operations. In March 2014, the Company completed an initial public offering (“IPO”) of common stock with proceeds, net of issuance costs, of approximately $34.5 million. In June 2015, the Company completed an additional public offering of common stock with net proceeds of approximately $19.7 million. As of December 31, 2016, the Company had cash and short-term investments totaling approximately $16.7 million. Assuming the merger is completed during the first half of 2017, Dipexium expects its cash as of December 31, 2016 to meet its liquidity requirements through at least its anticipated close of the merger, including the closing condition under the Merger Agreement to have at least $12.0 million of “cash,” as defined in the Merger Agreement, available upon the closing of the merger. If the merger is not completed, Dipexium will need to reevaluate its strategic alternatives, which may include continuing to operate its business as an independent, stand-alone company, a sale of the Company, liquidation of the Company or other strategic transaction. Dipexium’s liquidity position will be dependent upon the strategic alternative selected; however, assuming Dipexium does not enter into another strategic transaction, Dipexium expects its cash as of December 31, 2016 will be sufficient to meet its liquidity requirements for at least the next 12 months. Additional financing would be required should Dipexium decide to commence a new clinical program for Locilex® in a new, yet-to-be-identified clinical indication. Cash needs to pursue a new clinical indication cannot even be estimated until a promising new indication for Locilex® to target is identified, if ever.

Under the proposed merger, the combined company will initially be focused on completion of manufacturing scale-up and label finalization for the previously conditionally approved AspertecTM 325 mg. aspirin dosage form thereby satisfying the open conditional items, and filing of a supplemental new drug application (sNDA) for Aspertec 81 mg. maintenance dose form. Aspertec is being developed to provide high-risk cardiovascular and neurology patients with more reliable and predictable antiplatelet efficacy as compared to enteric coated aspirin while also reducing the adverse gastric events common in an acute setting.

PLx stockholders will receive newly issued shares of common stock of Dipexium in connection with the Proposed Merger contemplated by the Merger Agreement. Upon the closing of the Proposed Merger, existing PLx stockholders are expected to own 76.75% of Dipexium common shares outstanding and existing Dipexium stockholders are expected to own 23.25% of Dipexium common shares outstanding, subject to certain adjustments set forth in the Merger Agreement.

The Company is subject to risks common to companies in the biopharmaceutical industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES  – (continued)

technological innovations, dependence on key personnel, protection of proprietary technology, development of sales and marketing infrastructure and compliance with the Food and Drug Administration (“FDA”) and other governmental regulations and approval requirements.

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of the parent, Dipexium Pharmaceuticals, Inc., and Dipexium Pharmaceuticals Ireland, Limited, a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Short-Term Investments

The Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash. Instruments with maturities greater than three months, but less than twelve months are included in short-term investments. The Company purchases United States Treasury bills with maturities ranging from six to twelve months which are classified as being held to maturity and are carried at amortized cost. Securities classified as held to maturity securities are those securities that management has the intent and ability to hold to maturity.

The Company maintains its cash balance in one financial institution. The balance is insured up to the maximum allowable by the Federal Deposit Insurance Company (“FDIC”). The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss on cash. At times, the cash balance may exceed the maximum limit of the FDIC.

Research and Development

In accordance with Accounting Standards Codification (“ASC”) 730, Accounting for Research and Development Costs, the Company expenses research and development costs when incurred. At times, the Company may make cash advances for research and development services. These amounts are capitalized and expensed in the period the service is provided. The Company incurred research and development expenses in the amounts of $12,753,917 and $11,286,236 for the years ended December 31, 2016 and 2015, repsectively.

Although the Company manages the conduct of its clinical trials, it relies on third parties to conduct its clinical and preclinical studies and to provide services, including data management, statistical analysis and electronic compilation for clinical trials, as well as for the manufacture of clinical trial supplies. At the end of each reporting period, the Company compares the payments made to each service provider to the estimated progress towards completion of the related project. Factors that are considered in preparing these estimates include the number of subjects enrolled in studies, milestones achieved and other criteria related to the efforts of the vendors. These estimates are subject to change as additional information becomes available. Depending on the timing of payments to vendors and estimated services provided, the Company records net prepaid or accrued expenses related to these costs.

Share-Based Compensation

The Company accounts for the cost of services performed by officers and directors received in exchange for an award of Company membership interests, common stock, or stock options, based on the grant-date fair value of the award. In accordance with ASC 718, Stock Compensation, the Company recognizes compensation expense, net of estimated forfeitures, on a straight-line basis over the service period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Share-Based Payments to Vendors

The Company accounts for the cost of services performed by vendors in exchange for an award of common stock of the Company based on the grant-date fair value of the award or fair value of the services rendered, whichever is more readily determinable and adjusted to fair value at each reporting date. Such fair value is measured as of the earlier of the date the other party becomes committed to provide goods or services or the date performance by the other party is complete. The Company recognizes the expense in the same period and in the same manner as if the Company had paid cash for the services.

Foreign Currency Translation and Transactions

The consolidated financial statements are presented in U.S. Dollars (“USD”), the reporting currency of the Company. The functional currency for the Company’s subsidiary located in Ireland is the USD. Transactions denominated in Euro were translated to USD at rates which approximate those in effect on transaction dates. Monetary assets and liabilities denominated in foreign currencies at December 31, 2016 were translated at the exchange rate in effect as of those dates. Nonmonetary assets, liabilities, and shareholders’ equity are translated at the appropriate historical rates.

The Company has intercompany loans between the parent company, Dipexium Pharmaceuticals, Inc., based in New York, NY, and its wholly owned subsidiary, Dipexium Pharmaceuticals Ireland, Limited, based in Ireland. The intercompany loans outstanding are not expected to be repaid in the foreseeable future.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the years in which temporary differences are expected to be settled, is reflected in the financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. The Company had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements. The Company currently estimates an annual effective tax rate of 0% as the Company incurred losses for the years ended December 31, 2016 and 2015, respectively, for both financial statement and tax purposes. Therefore, no Federal or state income tax expense has been recorded in the consolidated financial statements.

Based on the Company’s history of generating operating losses and its anticipation of operating losses continuing in the foreseeable future, the Company has determined that it is more likely than not that the tax benefits from these net operating losses would not be realized and a full valuation allowance against all deferred tax assets has been recorded at December 31, 2016 and 2015.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact this ASU will have on the financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, in an effort to simplify accounting for certain aspects of income tax accounting and accounting for forfeitures. The amendments of this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which includes amendments that require lessees to recognize a lease liability for all long-term leases (lease terms more than 12 months) at the commencement date. The lease liability is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. The amendments also require lessees to recognize a right-of-use asset for all long-term leases. The right-of-use asset is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset to not recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments in this ASU require qualitative disclosures along with specific quantitative disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Company is currently evaluating the provisions of this ASU.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of certain of the Company’s financial instruments, including cash and accounts payable, is shown at cost, which approximates fair value. Short-term investments with maturities ranging from six to twelve months are classified as being held to maturity and are carried at amortized cost. The cost, gross unrealized gains, and the fair value of related securities at December 31, 2016 and 2015 were as follows:

	Total (maturities within 12 months)
	Cost	Unrealized Gain	Fair Value
Held to Maturity:
Debt Securities:
U.S. Government sponsored bonds at December 31, 2016	$—	$—	$—
U.S. Government sponsored bonds at December 31, 2015	$26,958,214	$4,646	$26,962,860

The Company had total amortized interest income for the years ended December 31, 2016 and 2015 of $46,043 and $20,621, respectively. The carrying value of short term investments was $26,977,362 as of December 31, 2015, and is equal to the cost of the securities plus the accumulated amortized interest income of $19,148 on the remaining bonds held at December 31, 2015.

NOTE 3 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Accrued compensation expense	$579,207	$663,404
Accrued research and development	460,219	859,053
Accrued professional fees	1,040,184	55,787
Other accounts payable and accrued expenses	42,283	28,063
Totals	$2,121,893	$1,606,307

NOTE 4 — SHARE-BASED COMPENSATION and STOCK OPTIONS

Prior to the Company’s IPO, the Company granted awards of restricted Class A Membership Interests to board members in exchange for services. These membership interests awards, which were converted to restricted common shares (7:1 ratio) at the time of the corporate conversion in March 2014, were originally scheduled to vest over a period of either three or four years with the first year beginning on the date the member joined the board. In each case, the restricted common shares involved accelerated vesting upon a change of control or other business combination. The fair value of the membership interests, at the time they were granted, was equal to the per-membership interest value of the most recent private placement ($50 per membership interest on a pre-conversion basis). Total compensation expense in the amount of $100,000 has been recognized as director fees for each of the years ended December 31, 2016 and 2015.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — SHARE-BASED COMPENSATION and STOCK OPTIONS  – (continued)

The following table summarizes the restricted common stock at December 31, 2016:

Restricted Common Stock
Nonvested at January 1, 2015	42,000
Granted	—
Forfeited	—
Vested	(14,000)
Nonvested at December 31, 2015	28,000
Granted	—
Forfeited	—
Vested	(14,000)
Nonvested at December 31, 2016	14,000

As of December 31, 2016, there was $20,833 of total unrecognized compensation expense related to these awards. That expense is expected to be recognized over a weighted average period of 0.25 years.

In November 2013, the board of directors adopted the 2013 Equity Incentive Plan. The plan became effective as of the completion of the corporate conversion and the closing of the IPO. The 2013 Equity Incentive Plan currently reserves 2,141,169 common shares, of which 696,156 are still available for issuance. The purpose of the plan is to attract and retain directors, officers, and employees whose services are considered valuable to the Company.

In January 2015, the Company granted stock options to purchase 251,000 common shares to its five employees, outside directors, and certain non-employee consultants. The options were issued pursuant to the 2013 Equity Incentive Plan at an exercise price of $11.35, with one-half of the options vesting upon issuance and the balance vesting evenly over the subsequent 24 months. A portion of the January stock option grant, 35,000 fully vested options, were granted to non-employees for services rendered. As such, the Company expensed $353,150, the entire portion of those non-employee grants, at the grant date.

In January 2016, the Company granted stock options to purchase 287,500 common shares to its employees, outside directors, and certain non-employee consultants. The options were issued pursuant to the 2013 Equity Incentive Plan at an exercise price of $10.16, with one-half of the options vesting upon issuance and the balance vesting evenly over the subsequent 24 months. A portion of the January stock option grant, 27,500 fully vested options, were granted to non-employees for services rendered. As such, the Company expensed $181,775, the entire portion of those non-employee grants, at the grant date.

In the third quarter of 2016, the Company granted stock options to purchase 45,226 common shares to an outside director and non-employee consultant. The options were issued pursuant to the 2013 Equity Incentive Plan at respective exercise prices ranging from $11.42 to $12.59, with vesting periods consistent with the services rendered.

In the fourth quarter of 2016, two Company employees were terminated. In accordance with their employment agreements, their options became fully vested as of the date of their termination. As such, the Company expensed $144,920, the entire balance of the remaining unrecognized compensation for the unvested options. The Company also modified the compensation agreement of a director of Dipexium Pharmaceuticals Ireland, Ltd. In lieu of any additional directors fees, the Company agreed to fully vest the directors outstanding options resulting in an expense of $274,139.

Compensation expense associated with these awards is recognized over the vesting period based on the fair value of the option at the grant date determined based on the Black-Scholes model. Option valuation models require the input of highly subjective assumptions including the expected price volatility. The Company’s

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — SHARE-BASED COMPENSATION and STOCK OPTIONS  – (continued)

employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Because there is no public market for the Company’s stock options and very little historical experience with the Company’s stock, similar public companies were used for comparison and expectations as to the price volatility assumptions required for fair value computation using the Black-Scholes methodology.

The Company determined the fair value of the option awards using the Black-Scholes option pricing model and the following weighted average assumptions for options issued during the respective periods:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Expected term	5.67 years	5.65 years
Volatility	63.4%	62.1%
Dividend yield	0%	0%
Risk free interest rate	1.53%	1.58%

ASC 718 requires stock compensation expense to be recorded net of estimated forfeitures. The Company currently estimates there will be no forfeitures of options.

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2015	861,287	$13.90
Granted	251,000	$11.35
Forfeited	—
Outstanding and expected to vest at December 31, 2015	1,112,287	$13.32
Granted	332,726	$10.35
Forfeited	—
Outstanding and expected to vest at December 31, 2016	1,445,013	$12.64

Compensation expense relating to options for the years ended December 31, 2016 and 2015 was $3,538,914 and $3,175,908, respectively. The total compensation expense not yet recognized as of December 31, 2016 was $565,470. The weighted average vesting period over which the total compensation expense will be recorded related to unvested options not yet recognized as of December 31, 2016 was approximately 0.6 years. The weighted average grant date fair value of options granted during the year were $5.02 and $7.61 as of December 31, 2016 and 2015, respectively. The intrinsic value of the stock options was $0 as of both December 31, 2016 and 2015, with a remaining weighted average contractual life of 5.24 years. Total options excercisable at December 31, 2016 were 1,315,229.

NOTE 5 — SHARE-BASED PAYMENTS TO VENDORS

In the ordinary course of business, the Company may issue restricted stock for services rendered by a vendor. The vesting of restricted stock and the associated expense for the services rendered are recorded over the term of the related contract. Research and development expenses resulting from vendor equity issuances for the years ended December 31, 2016 and 2015 were $739,768 and $575,211, respectively. In December 2016, the Company issued 714,625 restricted shares to two vendors to settle outstanding balances of $1,117,520.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASE OF OFFICE SPACE

In January 2016, the Company entered into a lease for office space commencing in March 2016. The term of the lease is for five years and five months with total minimum lease payments of approximately $1.28 million. The future minimum lease payments under this lease are as follows:

Year ending December 31:
2017	$231,534
2018	238,004
2019	244,658
2020	251,522
2021	150,347
Total	$1,116,065

NOTE 7 — INCOME TAXES

The Company has $28.2 million of net operating loss carryforwards and $1.8 million of research tax credit carryforwards as of December 31, 2016. The net operating loss carryforwards and research tax credit carryforwards begin to expire in 2034 and will be utilized for tax purposes at such time the Company generates taxable income. The utilization of these net operating loss carryforwards may also be limited to the extent the Company has certain ownership changes.

The components of the net deferred income tax asset at December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$12,577,138	$11,353,162
Share-based compensation	3,578,769	2,023,572
Research and development credit carryforwards	1,808,123	1,205,464
Gross deferred tax assets	17,964,030	14,582,198
Less valuation allowance	(17,964,030)	(14,582,198)
Net deferred tax asset	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against their net deferred tax assets at December 31, 2016 because the Company has determined that it is more-likely-than-not that these assets will not be fully realized.

The Company reserves 100% of the deferred tax asset because under GAAP accounting rules this is required for all pre-revenue companies. In the event the Company becomes profitable for a period of two or more years, with future expectations at that time of profitability for future years prior to any significant change in its equity capitalization, the Company would have an opportunity to realize benefit from the deferred tax asset at such time in the future.

Utilization of the Company’s net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to an “ownership change” that may have occurred, or that could occur in the future, as defined and required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards and research and development credit carryforwards, and other tax

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAXES  – (continued)

attributes that can be utilized annually to offset future taxable income and tax, respectively. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development credit carryforwards before utilization.

In general, an “ownership change” results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. The Company has not performed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation, and will complete such study before the use of any of the aforementioned attributes.

The Company did not have unrecognized tax benefits as of December 31, 2016, and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2016, the Company has not accrued interest or penalties related to any uncertain tax positions.

A reconciliation of income tax expense (benefit) at the statutory Federal income tax rate and income taxes as reflected in the financial statements for each of the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Federal income tax expense at statutory rate	(34.0)%	(34.0)%
Permanent differences	15.3	0.1
Change in valuation allowance	15.8	33.9
Other	2.9	—
Effective income tax rate	—%	—%

The Company has generated research credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position for these years. A full valuation allowance has been provided against research and development credits and, if an adjustment is required, this adjustment to the deferred tax asset established for the research and development credit carryforwards would be offset by an adjustment to the valuation allowance.

The Company files income tax returns in the U.S. Federal jurisdiction, and various state and local jurisdictions.

NOTE 8 — LEGAL MATTERS

The Company and its two original executives were three of some 30 defendants in a lawsuit filed by a former stockholder of Genaera Corporation, which was the predecessor of the Genaera Liquidating Trust, the party from which the Company purchased the worldwide rights to pexiganan, the active pharmaceutical ingredient of Locilex®, on April 8, 2010. The complaint was filed on June 8, 2012 in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 12-3265) by Alan W. Schmidt, individually and on behalf of former Genaera Corporation shareholders. Among others, the suit was filed against the Company, as well as John A. Skolas and Argyce, LLC, who were responsible for the administration of the Trust and who sold pexiganan to the Company via a public auction. The defendants listed in the complaint included several individuals and companies formerly associated with Genaera Corporation, the Trust and/or Argyce, LLC. Also included in the defendant group were several other pharmaceutical companies that were involved in acquiring the former drug-related assets of Genaera Corporation.

The complaint alleged, among other things, that the Company and its two executives aided and abetted a breach of fiduciary duty alleged to have been committed by the former directors and officers of Genaera Corporation before it was approved for dissolution by its shareholders and also Argyce, LLC, the trustee of the Liquidating Trust. Plaintiff claims that the Company, and its executives, aided and abetted a breach of the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LEGAL MATTERS  – (continued)

duties of the board of directors and the trustee under common law and under a certain trust agreement allegedly signed between Argyce, LLC, as the trustee, and the Liquidating Trust. With regard to the claims made against the Company and its two executives, the plaintiff alleged, in pertinent part, that the Company’s acquisition of the pexiganan rights was for alleged inadequate consideration, and that the Company and its management aided and abetted a breach of fiduciary duty by the Genaera Corporation defendants who were formerly associated with Genaera Corporation and/or the Trust.

The Company and its two executives filed a motion to dismiss the complaint within the prescribed time period. All of the other defendants in this litigation also filed motions to dismiss, and a court order by the Federal District Court granted each and every motion to dismiss, with prejudice, without leave to refile, on August 12, 2013 based on the argument that plaintiff’s claims were time barred. A subsequent motion to reconsider such dismissal was denied by the Federal District Court. Plaintiff appealed the dismissal to the United States Third Circuit Court of Appeals seeking reversal of the dismissal and the Third Circuit Court granted plaintiff’s appeal. On October 17, 2014, the Third Circuit Appellate Court, in a 2-1 decision with a strong dissenting opinion, reversed the trial court’s dismissal of Plaintiff’s claims based on the expiration of the applicable statutes of limitation. In a 2-1 decision, the Third Circuit held that more information was necessary to determine when plaintiff should have been on notice of his claims to determine the applicability of the discovery rule, which could serve to extend the time frame in which plaintiff could bring his claims. Due to the strong dissent, all Defendants filed the necessary documents requesting a petition for rehearing en banc, by the majority of the Third Circuit justices who are in active service. The Third Circuit denied the request for en banc hearing and remanded this case to District Court.

Upon remand to the Federal District Court, all Defendants moved to dismiss the complaint for reasons other than being time barred. The Company and its two executives moved for dismissal based on plaintiff’s inability to make a case for aiding and abetting a breach of fiduciary duty because there was no underlying breach and such an aiding and abetting claim requires an element of knowing participation in the fiduciary breach which cannot be established by plaintiff.

The District Court held a hearing on this in September 2015 and the District Court delivered an Order on November 10, 2015 pursuant to which the District Court granted the Motion to Dismiss filed by each and every defendant including the Company and its two executives. In December 2015, plaintiff appealed the Federal District Court’s decision to the Third Circuit Appellate Court and the Company anticipates a decision on whether to grant plaintiff’s appeal by the Third Circuit Appellate Court in the first quarter of 2017. The Company will continue to vigorously defend against plaintiff’s claims on the factual record, which it believes will prove that neither the Company nor its executives is liable to the plaintiff in any regard.

NOTE 9 — RELATED PARTY TRANSACTIONS

The Company engaged the consulting services of Drug Development Advisors (“DDA”) pursuant to which DDA performed detailed analysis on a number of the Company’s preclinical studies in connection with the NDA process. DDA is owned and operated by a member of the Company’s board of directors. The Company incurred expenses for services provided by DDA in the amounts of $20,541 and $24,550 for the years ended December 31, 2016 and 2015, respectively, all of which were recorded in research and development expenses.

NOTE 10 — NET LOSS PER SHARE

Basic and diluted net loss per common share for the years ended December 31, 2016 and 2015 were determined by dividing net loss by the weighted average common shares outstanding during the period. The Company’s potentially dilutive shares, which include 1,445,013 stock options, 14,000 unvested common shares, and 10,500 warrants (exercisable at $8.57 per share), have not been included in the computation of diluted net loss per share for all periods as the result would be antidilutive.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SUBSEQUENT EVENT

On January 6, 2017, in connection with the execution of the Merger Agreement, Dipexium loaned PLx $2.0 million (the “Bridge Loan”).

The Bridge Loan accrues interest on all outstanding principal at a rate of 8% per annum and has a maturity date that is the later of (a) October 15, 2017, or (b) the date that is two hundred seventy (270) days following the termination of the Merger Agreement, subject to acceleration in the event that (i) the Merger Agreement is terminated by Dipexium if PLx has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the conditions to the closing of the Proposed Merger would not be satisfied as of the time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy if such breach has not been cured; and (ii) PLx thereafter consummates a financing of at least $10.0 million or conducts a reorganization, consolidation, or merger of PLx pursuant to which the holders of PLx’s securities prior to such transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or the consummation of the sale, lease, transfer, conveyance or other disposition in one or a series of transactions, of all or substantially all of PLx’s assets, or PLx and its subsidiaries, taken as a whole, to any person or entity.

The Bridge Loan is secured by a first priority perfected security interest in and lien on all right, title and interest of PLx in and to substantially all of its assets. Upon the occurrence of any of the following events that results in a termination of the Merger Agreement, any security interest created by the promissory note shall immediately cease to be effective:

•	if the closing shall not have occurred on or before April 30, 2017 (or such later date as agreed to by the parties to the Merger Agreement) (the “outside date”), except that the right to so terminate the Merger Agreement will not be available to Dipexium or PLx if its failure to fulfill any obligation under the Merger Agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date; and provided, further, however, that, in the event that this joint proxy statement/prospectus is still being reviewed or commented on by the SEC after March 15, 2017, either party shall be entitled to extend the outside date by an additional sixty (60) days;
•	(i) if the Dipexium board of directors changes its recommendation to approve the issuance of shares of Dipexium common stock necessary to complete the Proposed Merger, (ii) if Dipexium materially breaches its non-solicitation covenants in the Merger Agreement, or (iii) if Dipexium breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to PLx’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time; or
•	if Dipexium enters into an agreement providing for a “superior proposal”.

PLX PHARMA INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PLx Pharma Inc.
Houston, TX

We have audited the accompanying consolidated balance sheets of PLx Pharma Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended. PLx Pharma Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PLx Pharma Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that PLx Pharma Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, PLx Pharma Inc. has suffered recurring losses from operations and has insufficient working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
January 17, 2017

PLx Pharma Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$59,335	$91,657
Accounts receivable	5,077	—
Inventory	116,726	—
Prepaid expenses	4,652	18,446
Security deposit	4,064	4,064
TOTAL CURRENT ASSETS	189,854	114,167
NON-CURRENT ASSETS
Property and equipment, net	426,634	429,959
TOTAL ASSETS	$616,488	$544,126
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$862,995	$229,969
Accrued interest	64,781	—
Accrued interest – related parties	30,344	—
Convertible notes payable	1,297,700	—
Convertible notes payable – related parties	480,000	—
TOTAL CURRENT LIABILITIES	2,735,820	229,969
NON-CURRENT LIABILITIES
Deferred revenue	200,000	200,000
TOTAL LIABILITIES	2,935,820	429,969
Commitments and contingencies
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock; $0.001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock; $0.001 par value; 100,000,000 shares authorized; 5,565,823 shares issued and outstanding	5,566	5,566
Additional paid-in capital	49,660,619	47,188,830
Accumulated deficit	(51,985,517)	(47,080,239)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,319,332)	114,157
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$616,488	$544,126

The accompanying notes are an integral part of these financial statements.

PLx Pharma Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2016	2015
REVENUES:
Federal grant	$—	$171,592
License revenue	20,000	—
TOTAL REVENUES	20,000	171,592
OPERATING EXPENSES:
Research and development	78,656	166,726
General and administrative	4,752,068	1,626,001
TOTAL OPERATING EXPENSES	4,830,724	1,792,727
OPERATING LOSS	(4,810,724)	(1,621,135)
OTHER INCOME (EXPENSE):
Interest income	571	1,349
Interest expense	(95,125)	(441,411)
Loss on debt extinguishment	—	(1,588,937)
TOTAL OTHER INCOME (EXPENSE)	(94,554)	(2,028,999)
NET LOSS	$(4,905,278)	$(3,650,134)
Net loss per common share – basic and diluted	$(0.88)	$(0.67)
Weighted average shares of common stock – basic and diluted	5,565,823	5,428,595

The accompanying notes are an integral part of these financial statements.

PLx Pharma Inc.

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount
Balance at December 31, 2014	5,316,627	$5,317	$43,944,043	$(43,430,105)	$519,255
Debt discount from incentive units issued to note holders	—	—	388,224	—	388,224
Issuance of common stock for conversion of convertible bridge notes and accrued interest	249,196	249	2,441,875	—	2,442,124
Equity-based compensation	—	—	414,688	—	414,688
Net loss	—	—	—	(3,650,134)	(3,650,134)
Balance at December 31, 2015	5,565,823	5,566	47,188,830	(47,080,239)	114,157
Equity-based compensation	—	—	2,471,789	—	2,471,789
Net loss	—	—	—	(4,905,278)	(4,905,278)
Balance at December 31, 2016	5,565,823	$5,566	$49,660,619	$(51,985,517)	$(2,319,332)

The accompanying notes are an integral part of these financial statements.

PLx Pharma Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,905,278)	$(3,650,134)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,325	7,380
Equity-based compensation	2,471,789	414,688
Amortization of debt discount	—	388,224
Loss on extinguishment of debt	—	1,588,937
Change in operating assets and liabilities:
Accounts receivable	(5,077)	82,599
Inventory	(116,726)	—
Prepaid expenses	13,794	(14,562)
Accounts payable and accrued liabilities	633,026	27,426
Accrued interest	64,781	—
Accrued interest – related parties	30,344	—
Deferred revenue	—	200,000
Net cash used in operating activities	(1,810,022)	(955,442)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of short-term notes payable	1,297,700	620,000
Proceeds from issuance of short-term notes payable – related parties	480,000	180,000
Net cash provided by financing activities	1,777,700	800,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,322)	(155,442)
Cash and cash equivalents, beginning of year	91,657	247,099
Cash and cash equivalents, end of year	$59,335	$91,657
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Income taxes	$—	$—
Interest	$—	$—
NON-CASH FINANCING TRANSACTIONS
Debt discount from incentive units issued to note holders	$—	$388,224
Debt and accrued interest converted to common stock	$—	$853,187

The accompanying notes are an integral part of these financial statements.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 1 — BACKGROUND AND ORGANIZATION

Business Operations

PLx Pharma Inc. and its subsidiary (the “Company”) is a late stage startup specialty pharmaceutical company focusing initially on commercializing two patent-protected lead products: AspertecTM 325 mg and AspertecTM 81 mg (referred to together as “Aspertec”). Aspertec 325 mg is approved by the U.S. Food and Drug Administration for over-the-counter distribution and is the first ever liquid fill aspirin capsule.

PLx Pharma Inc. participates in the U.S. Department of Health and Human Services, National Institutes of Health (“NIH”) and the U.S. Department of the Army Research and Development Programs.

PLX Chile SpA was formed on September 12, 2011 as a wholly-owned subsidiary of the Company and engages in the development and research of pharmaceutical formulations in Chile.

Initial Organization and Conversion to Limited Liability Company

PLx Pharma Inc. (Texas), the predecessor to PLx Pharma LLC, was incorporated in the State of Texas on November 12, 2002 under the name of ZT MediTech, Inc. (“ZTM”). In December 2002, ZTM changed its name to GrassRoots Pharmaceuticals, Inc. (“GrassRoots”). Business commenced upon initial capitalization on December 4, 2002. In March 2003, GrassRoots changed its name to PLx Pharma Inc.

On December 31, 2013, PLx Pharma Inc. (Texas) elected a plan of conversion from a corporation to a Texas limited liability company and changed its name to PLx Pharma LLC. Concurrently, PLx Pharma LLC changed its taxing structure for U.S. federal and state income tax from a C Corporation to a partnership, and adopted a new Limited Liability Company Agreement for operations of the entity.

Pursuant to the conversion, shares of common and preferred stock of PLx Pharma Inc. (Texas) were exchanged for an equivalent number of common and preferred member units in PLx Pharma LLC. As further discussed in Notes 4 and 8, the various classes of preferred stock and their associated rights, principally relating to distributions and liquidation values but excluding conversion features, were retained in each of the preferred member units in the exchange.

Reincorporation

On July 21, 2015, PLx Pharma LLC’s shareholders voted to approve a Plan of Conversion whereby PLx Pharma LLC re-incorporated into a Delaware based corporation, PLx Pharma Inc. (Delaware) (the “Reincorporation”) effective July 27, 2015. In conjunction with the conversion, each Preferred Unit was converted on a one for two-sevenths basis into 5,013,690 shares of common stock. Additionally, each Common Unit was converted on a one for one-fourteenth basis into 302,937 shares of common stock.

In connection with the conversion, the $800,000 of notes executed in early 2015 plus accrued interest of $53,187 and the 1,313,840 Incentive Units issued in conjunction with the notes were exchanged for 249,196 shares of common stock. The note exchange was accounted for as an extinguishment of debt with the fair market value of the common stock issued treated as an increase to common equity and an associated loss on extinguishment of debt of $1,588,937 recorded in July 2015. Finally, all the remaining Incentive Units outstanding were cancelled in conjunction with the conversion.

The presentation of the Company’s financial statements gives effect to the Reincorporation.

NOTE 2 — GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has suffered recurring losses from operations and has insufficient working capital as of December 31, 2016. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholders, the Company’s ability to obtain necessary equity or debt financing to

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 2 — GOING CONCERN  – (continued)

continue operations, and ultimately the Company’s ability to commercialize Aspertec. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has announced an Agreement and Plan of Merger and Reorganization dated December 22, 2016 among PLx Pharma Inc., Dipexium Pharmaceuticals, Inc. (“Dipexium”) and Dipexium Acquisition Corp. whereby the Company will survive as the public reporting company and the Company’s shareholders will control the combined company. The closing of the merger is conditioned upon the effectiveness of a registration statement to be filed with the Securities and Exchange Commission covering the Dipexium shares issued to the Company’s shareholders and the approval of both the Company’s and Dipexium’s shareholders.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of PLx Pharma Inc. and its wholly-owned subsidiary, PLx Chile SpA. All significant intercompany balances and transactions have been eliminated within the consolidated financial statements.

Basis of Accounting

The Company’s consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Remeasurement

The functional currency of PLx Chile SpA has been designated as the U.S. dollar as its debt financing is repayable in the same currency. All statement of balance sheet accounts of PLx Chile SpA are remeasured to U.S. dollars using rates of exchange in effect at the balance sheet date or by historical exchange rates in the case of nonmonetary assets and liabilities. The statement of operations is remeasured at average exchange rates during the period or, for amounts in the statement of operations related to nonmonetary assets and liabilities, at the same rate as used for the related balance sheet transaction. Adjustments, if any, arising from the remeasurement to U.S. dollars are included in the consolidated statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents in a financial institution that at times exceeds federally insured limits. Management believes that the Company’s credit risk exposure is mitigated by the financial strength of the banking institution in which the deposits are held. As of December 31, 2016, the Company’s U.S. deposits of $44,407 were fully insured by the Federal Deposit Insurance Corporation.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Allowance for Accounts Receivable

An allowance for uncollectible accounts receivables is estimated based on historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay.

Inventories

Inventories are stated at the lower of cost or market, using the average cost method. Inventory as of December 31, 2016 is raw materials for the manufacture of Aspertec. We regularly review inventory quantities on hand and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has categorized all investments recorded at fair value based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1: Quoted prices in active markets for identical assets or liabilities that the organization has the ability to access at the reporting date.
•	Level 2: Inputs other than quoted prices included in Level 1, which are either observable or that can be derived from or corroborated by observable data as of the reporting date.
•	Level 3: Inputs include those that are significant to the fair value of the asset or liability and are generally less observable from objective resources and reflect the reporting entity’s assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company’s financial instruments (cash and cash equivalents, receivables, accounts payable and accrued liabilities) are carried in the consolidated balance sheet at amounts which reasonably approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company capitalizes additions that have a tangible future economic life. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to operations as incurred. Depreciation expense is computed using the straight-line method over the estimated useful lives of each class of depreciable assets.

Impairment of Long-Lived Assets

Management reviews property and equipment for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the purchase price is fixed or determinable and collectability is reasonably assured.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company generally receives cost reimbursement-based federal grants. For these grants, revenues are based on internal and subcontractor costs incurred that are specifically covered under reimbursement arrangements, and where applicable, an additional facilities and administrative rate that provides funding for overhead expenses. These revenues are recognized as grant-related expenses are incurred by the Company or its subcontractors. The grant agreements with federal government agencies generally provide that, upon completion of a technology development program, the funding agency is granted a royalty-free license to use any technology developed during the course of the program for its own purposes, but not any preexisting technology that the Company use in connection with the program. The Company retains all other rights to use, develop, and commercialize the technology.

Joint development revenue is recognized when the related expenditure is made under the reimbursement provisions of the sponsored research agreement or activities under a patent license agreement. License revenue is recognized over straight-line basis during the license period.

Research and Development Expenses

Costs incurred in connection with research and development activities are expensed as incurred. Research and development expenses consist of direct and indirect costs associated with specific projects and include fees paid to various entities that perform research related services for the Company.

Equity-Based Compensation

The Company recognizes expense in the consolidated statements of operations for the fair value of all stock-based/incentive unit-based compensation to key employees, nonemployee directors and advisors in the form of stock options/incentive units. The Company uses the Black-Scholes option valuation model to estimate the fair value of these awards. Compensation cost is amortized on a straight-line basis over the vesting period for each respective award. The Company estimates forfeitures and adjusts this estimate periodically based on actual forfeitures.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred income taxes are recognized for the future tax consequences attributed to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Effective December 31, 2013 and prior to the Reincorporation, the Company, with the consent of its stockholders, elected to be taxed as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the Company’s members were taxed on their proportionate share of the Company’s taxable income.

As of the effective date of the partnership election and prior to the Reincorporation, future taxable income or deductions arising from differences between financial and tax bases of the Company’s assets and liabilities were recognized in the tax returns of the individual shareholders; as such, any deferred income taxes prior to the partnership election recorded by the Company were eliminated at December 31, 2013. However, as the Company had provided an allowance against its net deferred tax assets, there was no effect on the accompanying consolidated financial statements. The Company has determined that it is unlikely that any tax will arise from “built-in gains” and, accordingly, no provision has been made for any income tax liability associated with “built-in gains” at the date of the partnership election.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has adopted generally accepted accounting principles’ guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing tax benefits. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, and changes in tax law and new authoritative rulings.

Prior to December 31, 2013, the Company filed income tax returns in the U.S. Federal jurisdiction and the state of Texas. The Company is subject to the Texas franchise tax, commonly referred to as the Texas margin tax. The Texas margin tax has been determined to be an income tax for accounting purposes. The computation of the tax liability is based on Company revenues reduced by certain deductions. Management has determined this tax to be immaterial and accordingly, there is no provision for state income tax included in the accompanying consolidated financial statements.

The Company is no longer subject to U.S. Federal or state examinations by tax authorities for years before 2011.

Subsequent Events

The Company’s management reviewed all material events through January 17, 2017 (the date that the consolidated financial statements were available to be issued) for subsequent event disclosure consideration.

Recent Accounting Developments

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The new guidance is effective for annual and interim periods beginning after December 15, 2016, and early adoption is not permitted. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The Company is currently evaluating the new guidance.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

NOTE 4 — ACCOUNTS RECEIVABLE

As of December 31, 2016, the Company had receivables owed from its joint development partner/licensee for reimbursements of related costs and a sublease tenant of its leased office space. All balances are considered fully collectible and therefore no allowance for doubtful accounts is considered necessary.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 and 2015 consisted of the following:

Asset Descriptions	Useful Lives	December 31, 2016	December 31, 2015
Computer equipment	4 years	$41,839	$41,839
Lab equipment	5 years	8,655	8,655
Office equipment, furniture and fixtures	5 years	18,302	18,302
Manufacturing equipment	7 years	783,075	783,075
Subtotal		851,871	851,871
Less: Accumulated depreciation		(67,237)	(63,912)
Less: Impairment		(358,000)	(358,000)
Total property and equipment, net		$426,634	$429,959

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 5 — PROPERTY AND EQUIPMENT  – (continued)

Depreciation for the years ended December 31, 2016 and 2015 was $3,325 and $7,380, respectively.

In early 2014, management decided to sell certain manufacturing equipment that had not been placed in service. The equipment had an aggregate historical cost of $783,075. Based on estimated cash flows from the potential sale of the equipment, an impairment loss of $358,000 was recorded during the year ended December 31, 2013. Management withdrew the equipment from sale and plans to start using and depreciating the equipment during the initiation of pre-commercialization manufacturing activities in 2017.

NOTE 6 — NOTES PAYABLE AND NOTES PAYABLE — RELATED PARTIES

During January and February 2015, the Company borrowed $800,000 from 24 different noteholders in increments ranging from $10,000 to $100,000 including $180,000 from related parties. All notes accrued interest at 14% per annum with a maturity date of September 30, 2015. Total Incentive Units of 1,313,840 were issued to the lenders along with the notes as a part of the debt offering. Proceeds of $301,900 from third parties and proceeds of $86,324 from related parties were allocated to the incentive units and recorded as initial debt discount based on the relative fair values of the incentive units. For the year ended December 31, 2015, the Company recorded the entire debt discount of $388,224 as interest expense for the amortization of debt discount as the notes were extinguished in exchange for common stock in July 2015.

During 2016, the Company borrowed $1,777,700 from 32 different noteholders in increments ranging from $5,000 to $250,000 including $480,000 from related parties. All notes accrue interest at 8% per annum with a current maturity date of May 31, 2017. The notes provide for the conversion of principal and accrued interest at a fixed conversion price of $7.84 per share immediately prior to the proposed reverse merger with Dipexium Pharmaceuticals. At any time on or after May 31, 2017, or when certain events occur, such as a merger with another company, the noteholders can convert the notes to the Company’s common stock at $7.84 per share.

NOTE 7 — STOCK OPTIONS/INCENTIVE UNITS

Stock Options

On July 21, 2015, the Company adopted an Omnibus Stock Option Plan with an initial pool of 1,000,000 shares. As of December 31, 2016, 122,135 shares remained available for grant.

Following is a summary of options activities for the years ended December 31, 2016 and 2015:

	Number of Underling Shares	Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2014	—	$—	—
Granted	877,865
Outstanding, December 31, 2015	877,865	9.80	9.62
Granted	—
Outstanding, December 31, 2016	877,865	9.80	8.62
Exercisable, December 31, 2016	613,650

On July 22, 2015, in connection with the Reincorporation, the Company granted options to purchase 499,290 shares of the Company’s common stock to certain employees, members of scientific advisory board and consultants as a replacement of 1,972,500 incentive units previously issued. These options are exercisable at $9.80 per share and have a term of 10 years. Options to purchase 201,427 common shares have a vesting period of 2 to 3 years and options to purchase 142,587 common shares vested on January 1, 2016. Options to purchase 155,006 common shares originally vesting upon the effectiveness of the registration statement for a proposed initial public offering were amended and have vested in 2016. These options had an aggregate fair

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 7 — STOCK OPTIONS/INCENTIVE UNITS  – (continued)

value of $3,440,890 calculated using the Black-Scholes model. Variables used in the Black-Scholes model include: (1) discount rate of 1.69% (2) expected life range from 5.2 – 6.5 years, (3) expected volatility of 83.85%, and (4) zero expected dividends. The fair value of these options was $603,895 greater than the fair value of the replaced incentive units at July 22, 2015. As such, the $603,895 incremental cost and $297,310 of unamortized incentive unit cost at July 22, 2015 are being amortized over the vesting period of these options.

In July and September 2015, the Company issued options to purchase 317,857 shares of the Company’s common stock to its employees. These options have an exercise price of $9.80 per share and a term of 10 years. Options to purchase 296,428 common shares have a vesting period of 1 to 3 years. Options to purchase 21,429 common shares originally vesting upon the effectiveness of the registration statement for a proposed initial public offering were amended and vested on July 22, 2016. The options had an aggregate fair value of $2,104,960 that was calculated using the Black-Scholes model. Variables used in the Black-Scholes model include: (1) discount rate range from 1.53% – 1.89% (2) expected life range from 5.2 – 6.5 years, (3) expected volatility of 83.85%, and (4) zero expected dividends.

In July, August and September 2015, the Company also issued options to purchase 60,718 shares of the Company’s common stock to its then current board members, board member nominees and consultants. These options have an exercise price of $9.80 per share and a term of 10 years. Options to purchase 4,287 common shares vested immediately and options to purchase 6,428 have a vesting period of 1 to 3 years. Options to purchase 50,003 common shares originally vesting upon the effectiveness of the registration statement for a proposed initial public offering were amended and have vested in 2016. The options had an aggregate fair value of $399,806 that was calculated using the Black-Scholes model. Variables used in the Black-Scholes model include: (1) discount rate range from 1.37 – 1.75% (2) expected life range from 5.1 – 6.4 years, (3) expected volatility of 83.85%, and (4) zero expected dividends.

On May 12, 2016, the Company modified certain options previously issued to its executives. After the modification, options to purchase 150,000 common shares originally vesting on the closing date of an initial public offering instead vested on July 22, 2016. The modified options had an aggregate fair value of $948,117 that was calculated using the Black-Scholes model on the modification day. Variables used in the Black-Scholes model include: (1) discount rate of 1.24%; (2) expected life of 4.69 years; (3) expected volatility of 83.52%, and (4) zero expected dividends. The Company amortized the entire value during 2016.

On December 22, 2016, the Company modified certain options previously issued to its board members and other advisors and consultants. After the modification, options to purchase 76,438 common shares originally vesting on the closing date of an initial public offering vested immediately. The modified options had an aggregate fair value of $477,065 that was calculated using the Black-Scholes model on the modification day. Variables used in the Black-Scholes model include: (1) discount rate of 2.04%; (2) expected life of 4.29 years; (3) expected volatility of 84.84%, and (4) zero expected dividends. The Company expensed the value at the time of the modification.

As of December 31, 2016, the Company has $1,382,804 unamortized expense related to unvested options.

Incentive Units

Prior to the Reincorporation, the Company granted Incentive Units to certain of the Company’s employees and consultants. During the year ended December 31, 2015, the Company issued 1,313,840 Incentive Units to 24 noteholders. See Note 6. Upon the Reincorporation discussed in Note 1, the Incentive Units issued to the noteholders were exchanged for 75,077 common shares upon the conversion of the notes.

During the years ended December 31, 2016 and 2015, the Company recorded $2,471,789 and $414,688, respectively, in compensation expense related to the stock options and incentive units.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Lease Agreement

The Company presently leases office space under an operating lease agreement, expiring on December 31, 2017. The office lease requires the Company to pay for its portion of taxes, maintenance and insurance. Rental expense under this agreement was $62,349 and $47,478 for the years ended December 31, 2016 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases with terms expiring in 2017 are $42,174.

Patent License Agreement with the Board of Regents of the University of Texas (NSAIDs)

On January 8, 2003, the Company entered into a patent license agreement with the Board of Regents of The University of Texas System, under which it acquired an exclusive license for several patents and patent applications both inside and outside of the United States relating to gastrointestinal safer formulations of nonsteroidal anti-inflammatory drug (“NSAIDs”). Additionally, the Company acquired worldwide rights to commercialize licensed products and allow for the Company to grant sublicenses subject to royalty payments.

Under terms of the agreement, the Company is responsible for conducting clinical trials involving investigational use of a licensed product for the determination of metabolic and pharmacologic actions in humans, the side effects associated with increasing doses, examination of suspected indications, determination of the potential short-term side effects in humans and for establishing the safety, efficacy, labeled indications and risk-benefit profile in humans. The patent license agreement also requires the Company to provide reimbursement for all expenses incurred by The University of Texas Health Science Center at Houston for filing, prosecuting, enforcing and maintaining patent rights and requires an annual nonrefundable license management fee. In addition, the Company is obligated to pay certain milestone payments in future years relating to royalties resulting from the approval to sell licensed products and the resulting sales of such licensed products.

Development and Commercialization Agreement with Lee’s Pharmaceutical Holdings Limited

In March 2012, the Company entered into a development and commercialization license agreement with Lee’s Pharmaceutical Holdings Limited, Zhaoke Pharmaceutical (Heifei) Co. Ltd., and Zhaoke Pharmaceutical (Guangzhou) Co. Ltd. (collectively, “Lee’s Pharmaceutical”). The Company granted to Lee’s Pharmaceutical an exclusive royalty bearing license under licensed subject matter to commercialize marketed products using PL 2200 Aspirin technology within the People’s Republic of China.

On June 19, 2015, the Company and Lee’s Pharmaceutical entered into an amendment to the Development and Commercialization Agreement. Pursuant to the agreement, Lee’s Pharmaceutical paid the Company a $200,000 non-refundable advance payment of royalties in July 2015, which is being deferred until minimum or commercial royalties are expected to begin. This amount is included as deferred revenue as of December 31, 2016 and 2015.

NOTE 9 — RELATED PARTIES TRANSACTIONS

Since its inception in 2002, the Company has entered into sponsored research agreements with a stockholder that is the holder of various patents and patent applications for which the Company has exclusive royalty bearing patent licenses as disclosed in Note 8. The Company paid $0 and approximately $134,000, respectively, to the related party in research and development activities as part of sponsored research agreements for federal programs during the years ended December 31, 2016 and 2015.

PLx Pharma Inc.

Notes to Consolidated Financial Statements

NOTE 10 — CONCENTRATIONS

For the year ended December 31, 2016, the Company’s revenues are all from one joint development partner. Federal grant funds amounted 100% of total revenue for the year ended December 31, 2015. For the year ended December 31, 2015, 18% of total expenses were paid to a service provider for legal services.

NOTE 11 — SUBSEQUENT EVENTS

In January 2017, the Company borrowed an additional $423,300 (including $108,300 from related parties) under its existing convertible note authority of up to $3 million.

On January 6, 2017, pursuant to the Merger Agreement with Dipexium, the Company borrowed $2 million from Dipexium. The loan accrues interest on all outstanding principal at a rate of 8% per annum and has a maturity date that is the later of (a) October 15, 2017, or (b) the date that is 270 days following the termination of the Merger Agreement, subject to acceleration in the event that (i) the Merger Agreement is terminated by Dipexium if PLx has breached any terms in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied; and (ii) PLx thereafter consummates a financing of at least $10.0 million or conducts a reorganization, consolidation, or merger of PLx pursuant to which the holders of PLx’s securities prior to such transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or the consummation of the sale, lease, transfer, conveyance or other disposition in one or a series of transactions, of all or substantially all of PLx’s assets, or PLx and its subsidiaries, taken as a whole, to any person or entity.

The loan is secured by a first priority perfected security interest in and lien on all right, title and interest of PLx in and to substantially all of its assets. Upon the occurrence of any of the following events that results in a termination of the Merger Agreement, any security interest created by the promissory note shall immediately cease to be effective:

•	if the closing shall not have occurred on or before April 30, 2017 (or such later date as agreed to by the parties to the Merger Agreement) (the “outside date”), except that the right to so terminate the Merger Agreement will not be available to Dipexium or PLx if its failure to fulfill any obligation under the Merger Agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date; and provided, further, however, that, in the event that a registration statement filed by Dipexium is still being reviewed or commented on by the SEC after March 15, 2017, either party shall be entitled to extend the outside date by an additional 60 days;
•	if the Dipexium board of directors changes its recommendation to approve the issuance of shares of Dipexium common stock necessary to complete the merger;
•	if Dipexium materially breaches its non-solicitation covenants in the Merger Agreement, or if Dipexium breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure would render the conditions precedent to PLx’s obligations under the Merger Agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time; or
•	if Dipexium enters into an agreement providing for a “superior proposal” as defined in the Merger Agreement.

NOTE 12 — ADDITIONAL SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to January 17, 2017, the Company borrowed an additional $145,000 under its existing convertible note authority of up to $3 million.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the directors breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Dipexium’s amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or were, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or directors has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Dipexium’s amended and restated certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. Dipexium is also a party to indemnification agreements with each of Dipexium’s directors. Dipexium believes that these provisions will assist Dipexium in attracting or retaining qualified individuals to serve as Dipexium’s directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Pursuant to the Merger Agreement, upon the completion of the merger, Dipexium and PLx agreed that all rights of indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of each present and former director and officer of Dipexium and PLx as provided for in their respective organizational documents in effect as of the date of the Merger Agreement, shall continue to be honored and in full force and effect for a period of seven (7) years after the closing of the merger. After the completion of the merger, the combined organization will indemnify and hold harmless each present and former director and officer of Dipexium and PLx in respect of acts or omissions occurring prior to the completion of the merger to the extent provided in any written indemnification agreement in effect as of the date of the Merger Agreement or required by Dipexium’s or PLx’s organizational documents in effect immediately prior to closing.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statement Schedule

The financial statements filed with this registration statement on Form S-4 is set forth on the Financial Statement Index and is incorporated herein by reference.

(c) Reports, Opinions or Appraisals.

The opinion of Raymond James is attached as Annex B to the joint proxy statement/prospectus and included as part of this registration statement.

The opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is attached as Exhibit 5.1 to the joint proxy statement/prospectus and included as part of this registration statement.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)	That every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(7)	To respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 28, 2017.

DIPEXIUM PHARMACEUTICALS, INC.

By:	/s/ David P. Luci Name: David P. Luci Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on February 28, 2017:

Person	Capacity	Date
* Robert J. DeLuccia	Executive Chairman and Director	February 28, 2017
David P. Luci David P. Luci, Esq.	President, Chief Executive Officer, Director (Principal Executive Officer)	February 28, 2017
* Robert G. Shawah	Chief Accounting Officer and Treasurer (Principal Financial and Accounting Officer)	February 28, 2017
* Dr. Jack H. Dean	Director	February 28, 2017
* Michael Duffy, Esq.	Director	February 28, 2017
* Thomas Harrison	Director	February 28, 2017
* William J. McSherry, Jr., Esq.	Director	February 28, 2017
* Barry Kagan	Director	February 28, 2017
/s/ David P. Luci Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Asset Purchase Agreement, dated April 8, 2010, by and between the registrant and Genaera Liquidating Trust (incorporated by reference to Exhibit 2.1 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
2.2	Form of Certificate of Conversion pursuant to which the registrant will be reorganized into a corporation. (incorporated by reference to Exhibit 2.2 to Dipexium’s Registration Statement Form S-1 filed on February 6, 2014).
2.3	Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016, among PLx Pharma Inc., Dipexium Pharmaceuticals, Inc. and Dipexium Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Dipexium’s Current Report on Form 8-K filed on December 22, 2016).
3.1	Certificate of Formation of Dipexium Pharmaceuticals, LLC. (incorporated by reference to Exhibit 3.1 to Dipexium’s Registration Statement on Form S-1 filed on March 18, 2014).
3.2	Amended and Restated Certificate of Incorporation of Dipexium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to Dipexium’s Annual Report on Form 10-K filed on January 20, 2017).
3.3	Amended and Restated Bylaws of Dipexium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.3 to Dipexium’s Annual Report on Form 10-K filed on January 20, 2017).
5.1	Legal Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1#	2013 Equity Incentive Plan. (incorporated by reference to Exhibit 10.1 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.2#	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.2 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.3#	Amended and Restated Employment Agreement, dated February 3, 2014, between Dipexium Pharmaceuticals, Inc. and David P. Luci (incorporated by reference to Exhibit 10.3 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.4#	Amended and Restated Employment Agreement, dated February 3, 2014, between Dipexium Pharmaceuticals, Inc. and Robert J. DeLuccia (incorporated by reference to Exhibit 10.4 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.5#	Employment Agreement, dated February 3, 2014, between Dipexium Pharmaceuticals, Inc. and David Garrett (incorporated by reference to Exhibit 10.5 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.6#	Employment Agreement, dated February 3, 2014, between Dipexium Pharmaceuticals, Inc. and Robert G. Shawah (incorporated by reference to Exhibit 10.6 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.7	Form of Securities Purchase Agreement, dated July 23, 2010, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.7 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.8	Form of Securities Purchase Agreement, dated March 11, 2011, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.8 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.9	Form of Securities Purchase Agreement, dated October 14, 2011, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.9 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.10	Form of Securities Purchase Agreement, dated March 30, 2012, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.10 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).

Exhibit Number	Description of Document
10.11	Form of Securities Purchase Agreement, dated November 21, 2012, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.11 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.12	Form of Securities Purchase Agreement, dated February 13, 2013, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.12 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.13	Form of Securities Purchase Agreement, dated July 12, 2013, by and between the registrant and each of the named purchasers (incorporated by reference to Exhibit 10.13 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.14	Form of Warrant, dated July 23, 2010, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.14 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.15	Form of Warrant, dated March 11, 2011, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.15 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.16	Form of Warrant, dated October 14, 2011, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.16 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.17	Form of Warrant, dated March 30, 2012, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.17 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.18	Form of Warrant, dated November 21, 2012, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.18 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.19	Form of Warrant, dated February 13, 2013, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.19 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.20	Form of Warrant, dated July 12, 2013, issued by the registrant to certain purchasers (incorporated by reference to Exhibit 10.20 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.21	Form of Investor Rights Agreement, dated July 23, 2010, between the registrant and certain purchasers (incorporated by reference to Exhibit 10.21 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.22	Form of Investor Rights Agreement Joinder, between the registrant and certain purchasers (incorporated by reference to Exhibit 10.22 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.23	Master Services Agreement, dated August 23, 2010, between the registrant and RRD International, LLC (incorporated by reference to Exhibit 10.23 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.24	Bill of Sale and Assignment Agreement, dated March 21, 2011, between the registrant and Genaera Liquidating Trust (incorporated by reference to Exhibit 10.24 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.25	Research and Development Agreement, dated December 8, 2011, between the registrant and DPT Laboratories, Inc. (incorporated by reference to Exhibit 10.25 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).

Exhibit Number	Description of Document
10.26	Laboratory Services Agreement, dated May 22, 2012, between the registrant and Covance Laboratories Inc. (incorporated by reference to Exhibit 10.26 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.27	Master Services Agreement, dated September 3, 2013, between the registrant and PolyPeptide Laboratories, Inc. (incorporated by reference to Exhibit 10.27 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.28	Quality Agreement, dated September 3, 2013, between registrant and PolyPeptide Laboratories, Inc. (incorporated by reference to Exhibit 10.28 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.29	Master Agreement for the Provision of Pharmaceutical Support Services, dated October 9, 2013, between registrant and Almac Group Limited (incorporated by reference to Exhibit 10.29 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.30	Master Services Agreement, dated October 25, 2013, between the registrant and Research Pharmaceutical Sciences, Inc. (incorporated by reference to Exhibit 10.30 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.31	License Agreement, dated October 20, 1988, by and between Scripps Research and Clinic Foundation and Multiple Peptide Systems (incorporated by reference to Exhibit 10.31 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.32	Second Amendment to License Agreement, dated September 24, 1996, by and between Scripps Research and Clinic Foundation and Multiple Peptide Systems (incorporated by reference to Exhibit 10.32 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.33	Agreement, dated November 4, 1988, by and between Multiple Peptide Systems and Magainin Sciences Inc. (incorporated by reference to Exhibit 10.33 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.34	Second Amendment to Agreement, dated September 24, 1996, by and between Multiple Peptide Systems and Magainin Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.34 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.35	Product Development Agreement, dated January 1, 2014, between the registrant and RRD International, LLC (incorporated by reference to Exhibit 10.35 to Dipexium’s Registration Statement on Form S-1 filed on February 6, 2014).
10.36	Sublease, effective May 5, 2014 (incorporated by reference to Exhibit 10.1 to Dipexium’s Current Report on Form 8-K filed on May 13, 2014).
10.37	Product Development Agreement, dated May 22, 2014 by and between RRD International, LLC and Dipexium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to Dipexium’s Current Report on Form 8-K filed on May 29, 2014).
10.38	Consulting Agreement, dated June 4, 2014 by and between Drug Development Advisors and Dipexium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to Dipexium’s Current Report on Form 8-K filed on June 9, 2014).
10.39#	Amendment No. 1 to the 2013 Equity Incentive Plan, dated March 24, 2015 (incorporated by reference to Exhibit 10.39 to Dipexium’s Annual Report on Form 10-K filed on March 22, 2015).
10.40#	Severance and Release Agreement, dated December 13, 2016 and effective as of November 30, 2016, by and between Dipexium Pharmaceuticals, Inc. and David Garrett (incorporated by reference to Exhibit 10.1 to Dipexium’s Current Report on Form 8-K filed December 14, 2016).
10.41	Form of Dipexium Voting Agreement, dated as of December 22, 2016, by and among Dipexium Pharmaceuticals, Inc., PLx Pharma Inc. and the holder named therein (incorporated by reference to Exhibit 10.1 to Dipexium’s Current Report on Form 8-K filed December 22, 2016).

Exhibit Number	Description of Document
10.42	Form of PLx Voting Agreement, dated as of December 22, 2016, by and among Dipexium Pharmaceuticals, Inc., PLx Pharma Inc. and the holder named therein (incorporated by reference to Exhibit 10.2 to Dipexium’s Current Report on Form 8-K filed December 22, 2016).
10.43	Form of Dipexium Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Dipexium’s Current Report on Form 8-K filed December 22, 2016).
10.44	Form of PLx Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to Dipexium’s Current Report on Form 8-K filed December 22, 2016).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Dipexium’s Annual Report on Form 10-K filed on January 20, 2017).
23.1	Consent of CohnReznick LLP
23.2	Consent of GBH CPAs, PC
23.3**	Consent of Raymond James
23.4	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)
99.1	Fairness Opinion of Raymond James (included as Annex B to the joint proxy statement/prospectus)
99.2	Form of Dipexium Pharmaceuticals, Inc. Proxy Card
99.3	Form of PLx Pharma Inc. Proxy Card
99.4**	Consent of Michael J. Valentino to be named as director
99.5**	Consent of Natasha Giordano to be named as director
99.6**	Consent of Gary Balkema to be named as director
99.7**	Consent of Robert Casale to be named as director
99.8**	Consent of Kirk Calhoun to be named as director
99.9	Consent of John W. Hadden II to be named as director
101**	The following materials from Dipexium’s Annual Report on Form 10-K for the year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Condensed Consolidated Balance Sheets at December 31, 2016, (ii) Condensed Consolidated Statements of Operations and Comprehensive Loss for the Year Ended December 31, 2016, (iii) Condensed Consolidated Statements of Cash Flows for the Year Ended December 31, 2016 and (iv) Notes to Condensed Consolidated Financial Statements.

**	Previously filed.
#	Management contract or compensatory plan, contract or arrangement.